Form 20-F
period 2024-12-31
TMD Energy Ltd
filed 2025-05-14
CIK 2009714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from _________to _________

Commission file number 001-42604

TMD ENERGY LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of principal executive office)

Dato’ Sri Kam Choy Ho, Chief Executive Officer

Telephone: +603 6419 1266

Email: corporate@tmdel.com

At the address of the Company set forth above

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	TMDE	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g): None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

20,000,000 ordinary shares were outstanding as of December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless we indicate otherwise, references in this report to:

●	“Bursa Malaysia” are to Bursa Malaysia Securities Berhad;

●	“Cavalla Asia” are to Cavalla Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“Cayman Islands Companies Act” are to Companies Act (Revised) of the Cayman Islands, as amended and restated from time to time;

●	“Dolphin Asia” are to Dolphin Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“dwt” are to deadweight tons;

●	“Escolar Asia” are to Escolar Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“EUR” or “€” are to the lawful currency of the European Union;

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended from time to time;

●	“executive officers” are to chief executive officer and chief financial officer;

●	“FY2022” are to the financial year ended December 31, 2022;

●	“FY2023” are to the financial year ended December 31, 2023;

●	“FY2024” are to the financial year ended December 31, 2024;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

●	“IMO” are to International Maritime Organisation, a United Nations agency that issues international trade standards for shipping;

●	“IPO” are to the Company’s initial public offering which was consummated on April 22, 2025;

●	“Katsu Pioneer” are to Katsu Pioneer Marine Ltd., a company incorporated in Labuan with limited liability on May 18, 2021 and our subsidiary;

●	“Labuan” are to Labuan, an island federal territory of Malaysia;

●	“Labuan Companies Act” are to Labuan Companies Act 1990 (Act 441) of Labuan, as amended and restated from time to time;

●	“LNG” are to liquefied natural gas;

●	“Malaysia” are to the sovereign state of Malaysia;

●	“Malaysia Companies Act” are to Companies Act 2016 (Act 777) of Malaysia, as amended and restated from time to time;

●	“mt” are to the metric ton;

●	“M.T.” are to the motor tanker;

●	“O&G” are to the oil and gas;

●	“OGSE” are to oil and gas services and equipment;

ii

●	“Ordinary Shares” are the ordinary shares of our Company, par value of $0.0001 per share;

●	“Oscar Asia” are to Oscar Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“our Board” are to the board of directors of our Company;

●	“our Company” are to TMD Energy Limited, a company incorporated in the Cayman Islands with limited liability on October 17, 2023;

●	“our Group”, “we”, “us” and “our” are to our Company and its subsidiaries, as the context requires;

●	“our Director(s)” are to the director(s) of our Company;

●	“Phoenix Asia” are to Phoenix Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“PRC” or “China” are to the People’s Republic of China, excluding Hong Kong, the Macau Special Administrative Region and Taiwan for the purposes of this report only;

●	“RM” are to the legal currency of Malaysia;

●	“S3 Asia” are to S3 Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“SEC” are to U.S. Securities and Exchange Commission;

●	“Singapore Companies Act” are to Companies Act 1967 of Singapore, as amended and restated from time to time;

●	“SGD” are to the legal currency of Singapore;

●	“Sierra Pioneer” are to Sierra Pioneer Marine Ltd., a company incorporated in Labuan with limited liability on January 15, 2021 and our subsidiary;

●	“Singapore” are to Republic of Singapore;

●	“SMF” are to Straits Marine Fuels & Energy Sdn. Bhd., a company incorporated in Malaysia with limited liability on November 29, 2018 and our subsidiary;

●	“SMF Begonia” are to SMF Begonia Ltd., a company incorporated in Labuan with limited liability on February 18, 2019 and our subsidiary;

iii

●	“SMF Beluga” are to SMF Beluga Ltd., a company incorporated in Labuan with limited liability on February 21, 2020 and our subsidiary;

●	“SMF Eden” are to SMF Eden Maritime Ltd., a company incorporated in Labuan with limited liability on August 18, 2020 and our subsidiary;

●	“SMF Ixora” are to SMF Ixora Ltd., a company incorporated in Labuan with limited liability on February 18, 2019 and our subsidiary;

●	“SMF Omura” are to SMF Omura Ltd., a company incorporated in Labuan with limited liability on February 25, 2020 and our subsidiary;

●	“SMS 1” are to Straits Marine Services Pte. Ltd., a company incorporated in Singapore with limited liability on April 23, 2019 and our subsidiary;

●	“SMS 2” are to Straits Maritime Services Pte. Ltd., a company incorporated in Singapore with limited liability on April 7, 2021 and our subsidiary;

●	“Straits” are to Straits Energy Resources Berhad, a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia (stock code: 0080);

●	“Straits Group” are to Straits and its subsidiaries;

●	“STS” are to ship-to-ship;

●	“TMD Straits” are to TMD Straits Ltd., a company incorporated in Labuan with limited liability on December 2, 2016 and our subsidiary;

●	“TMD Sturgeon” are to TMD Sturgeon Ltd., a company incorporated in Labuan with limited liability on December 5, 2016 and our subsidiary;

●	“Tumpuan Megah” are to Tumpuan Megah Development Sdn. Bhd., a company incorporated in Malaysia with limited liability on December 10, 2007 and our subsidiary;

●	“TMDF” are to TMD Marine Fuels Sdn. Bhd., a company incorporated in Malaysia with limited liability on January 5, 2021 and our subsidiary; and

●	“$”, “USD”, “US$” or “U.S. dollars” are to the legal currency of the United States.

iv

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results; and

●	health crisis, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—3.D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

v

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

You should carefully consider each of the following risks and all the other information contained in this 2024 20-F Report in evaluating us and our common stock. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our common stock could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

Risks Related to Our Business and Industry

We may not be able to obtain sufficient funds to grow or effectively manage our growth.

A principal focus of our strategy is to grow by expanding our business. Our future growth will depend on a number of factors which include our ability to:

●	increase our fleet of bunkering and specialty tankers;

●	identify suitable markets for expansion;

●	consummate vessel acquisitions;

●	integrate acquired vessels successfully with our existing operations;

●	obtain required financing for our existing and new operations and business lines;

●	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

●	maintain effective internal controls;

●	improve our operating and financial systems and controls;

●	maintain or improve our credit control procedures;

●	obtain and maintain required governmental authorizations, licenses and permits for new and existing operations;

●	provide timely service at competitive prices; and

●	attract and retain customers.

A deficiency in any of these factors may negatively impact our ability to generate cash flow, raise money or effectively manage our growth. In addition, competition from other companies could reduce our expansion or acquisition opportunities, cause us to lose business opportunities, competitive advantages or customers or cause us to pay higher or charge lower prices than we might otherwise pay or charge. Furthermore, competitive conditions in the markets that we may consider for future expansion may be more adverse to us than those markets that we currently have presence and any new markets that we open may be less profitable than our existing markets.

Businesses we may acquire in the future will expose us to increased operating risks.

As part of our growth strategy, we intend to explore acquisition opportunities of marine fuel supply and complementary businesses. This expansion could expose us to additional business and operating risks and uncertainties, including:

●	the ability to effectively integrate and manage acquired businesses;

●	the ability to realize our investment in the acquired businesses;

●	the diversion of management’s time and attention from other business concerns;

●	the risk of entering markets in which we may have no or limited direct prior experience;

●	the potential loss of key employees of the acquired businesses;

●	the risk that an acquisition could reduce our future earnings; and

●	exposure to unknown liabilities.

Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, future acquisitions could result in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities and may affect the market price of our common shares. Difficulties encountered with acquisitions may have a material adverse effect on our business, financial condition and results of operations.

As at the date of this report, no such acquisitions have been planned.

We may not be able to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations and financial condition.

In order to fund future vessel acquisitions for market expansion, products expansion, increased working capital levels or capital expenditures, we will be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for dividend distributions to you. Our ability to obtain additional bank financing or to access the capital markets for any future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future vessel acquisitions, market and products expansion or capital expenditures could impact our results of operations and financial condition. The issuance of additional equity securities would dilute your interest in our Company and reduce dividends payable to you. Even if we are successful in obtaining additional bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Due to the lack of diversification in our lines of business, adverse developments in the marine fuel supply business would negatively impact our results of operations and financial condition.

We rely primarily on the revenues generated from our business of physical supply and marketing of refined marine fuel to end customers. Due to the lack of diversification in our lines of business, an adverse development in our marine fuel supply business would have a significant impact on our business, financial condition and results of operations.

Because of the limited supply of secondhand double hull double bottom bunkering tankers, we may not be able to acquire secondhand double hull double bottom bunkering tankers on economically acceptable terms which could impede our growth and negatively impact our results of operations and financial condition.

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable double hull double bottom secondhand bunkering tankers. We believe that the availability of secondhand double hull double bottom bunkering tankers in the open market is limited. We may not be able to obtain suitable secondhand tankers or negotiate acceptable purchase contracts with their owners or obtain financing for such acquisitions on economically acceptable terms. Our failure to obtain and acquire suitable secondhand double hull double bottom bunkering tankers could limit the future growth of our business and have a material impact on our results of operations and financial condition.

As at the date of this report, we do not have any plan to acquire additional double hull double bottom secondhand bunkering tankers.

Our purchase of secondhand vessels carries risks associated with the quality of those vessels because secondhand vessels typically are not protected by builders’ or sellers’ warranties.

Our fleet renewal and expansion strategy includes the acquisition of secondhand vessels. As at the date of this report, we are operating with 15 well-maintained secondhand bunkering vessels which typically do not carry warranties with respect to their condition. Our inspections of secondhand vessels would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us throughout its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

As at the date of this report, we do not have any plan to acquire additional secondhand vessels.

We rely on purchases from key customers and our results of operations may decrease if some of our key customers reduce or terminate their purchases.

Generally, we have not derived a significant amount of revenue from written volume commitments from our key customers or any other understandings with our key customers that relate to future purchases. Purchases by our key customers could be reduced or terminated at any time. A substantial reduction or a termination of purchases by our key customers could significantly decrease our results of operation.

Our Group does not enter into long-term agreements with our customers and, we cannot assume that our customers will continue to use our vessel refueling services, nor can we accurately forecast future orders from our customers.

Our Group does not enter into long-term agreements with our customers. Our customers are not obliged to continue to use our vessel refueling services at a level similar to that in the past or at all. The volume of their orders might vary significantly and it is difficult for us to forecast future orders accurately. Our customers’ level of demand may fluctuate due to factors out of our control, such as changes in their business strategies, purchasing preferences and product trends. If any of our major customers terminates its business relationship with us, and we fail to secure new customers or new orders from other existing customers in a timely manner, our business operations, financial performance and profitability would be adversely affected.

We depend on a limited number of suppliers, which makes us susceptible to supply shortages or price fluctuations that could diminish our operating results.

We currently purchase refined marine fuel products from a limited number of suppliers. For FY2023 and FY2024, we purchased marine fuel products from 17 and 14 suppliers, respectively. In particular, the percentage of our total purchases from our largest supplier for FY2023 and FY2024 amounted to approximately 47% and 82%, respectively, while the percentage of our aggregated purchases from our five largest suppliers for FY2023 and FY2024 amounted to approximately 96% and 96%, respectively. Our term contracts with our suppliers usually last for 3 months.

If our relationship with any of our other key suppliers terminates or if any of our key suppliers suffers a disruption in production, we may not be able to obtain a sufficient quantity of refined marine fuel on acceptable terms and without interruption in our business. We may experience difficulties and delays in obtaining marine fuel from alternative sources of supply. Any interruption or delay in the supply of marine fuel, or the inability to obtain fuel from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled deliveries to our customers and could cause customers to cancel orders or impose penalties.

The refined marine fuel that we purchase from our suppliers may fail to meet the specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities.

If the refined marine fuel that we purchase from our suppliers fails to meet the specifications we have agreed to supply to our customers, we could lose our customers and be subject to claims or other liabilities. The loss of customers and increased liabilities would reduce our earnings and could have a material adverse effect on our business, weaken our financial condition and reduce our results of operations.

Failure by the physical suppliers to provide services to us and our customers as agreed could subject us to customer claims and negatively affect our results.

We purchase from the physical suppliers to deliver marine fuel to our customers in locations where we do not have physical presence. The failure of the physical supplier to perform these services in accordance with the terms we have agreed with them and our customers could affect our relationships with our customers and subject us to claims and other liabilities which could harm our business or negatively affect our financial results. If any of the physical suppliers fails to perform its obligations to us, you will not have any recourse directly against the physical suppliers.

The value of our marine fuel inventory is subject to price fluctuations which may result in reduced value of our inventory and cause us to suffer financial loss.

Due to the nature of our business, we may increase the volume of our marine fuel inventories. Depending upon the price and price movement of refined marine fuel, our marine fuel inventories may subject us to a risk of financial loss. Pricing terms with our suppliers and customers and hedges by way of oil futures or other instruments, should we enter into them, may not adequately protect us in the event of a substantial downward movement in the price of marine fuel.

We are exposed to inventory risk and this would adversely affect our Group’s business, financial condition and results of operations.

Our inventories are subject to global economic and political factors that will affect the oil price movements that may not be favourable to our Company and may impact our financial results. However, we are mitigated as our inventories are delivered to our customers within a short turnaround period.

Even though we have entered into contracts with our suppliers, such contracts are not related to any of our contracts with our customers, and as such there is no guarantee that any marine fuel purchased under such contracts with our suppliers will be sold to our designated customers. If we are unable to consume sufficient marine fuel from our suppliers to meet the base quantity under contracts with our suppliers, our suppliers have the right to file a claim against us, which, in turn, will adversely affect our business, financial condition and results of operations.

In addition, in the event that the marine fuel supplied to our customers is not up to the standard specified by our customers, our customers will seek compensation from us, which, in turn, will adversely affect our business, financial condition and results of operations.

We rely on the expertise of our senior management and our inability to retain key personnel could interrupt our business and limit our growth.

Our success depends to a significant degree upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining key personnel could negatively impact our results of operations and financial condition. We believe that Dato’ Sri Kam Choy Ho  (the Chairman of our Board, an Executive Director and the Chief Executive Officer of our Company, is also the Group Managing Director of Straits) and Dato’ Leong Yan Yoong (an Executive Director) are important members of our Board and Dato’ Sri Kam Choy Ho, Dato’ Leong Yan Yoong and Mr. Chee Mun Hoh (the Chief Financial Officer of our Company) are important members of our management team and that the loss of the services or involvement in our business on the part of either one of them would have a material adverse effect on our Company.

As we expand our fleet, we may not be able to recruit suitable employees and crew for our tankers which may limit our growth and cause our financial performance to suffer.

As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel. We may not be able to continue to hire suitable employees as we expand our fleet of tankers. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

We may be subject to demurrage charges which will negatively impact our results of operations and financial condition.

Despite our efforts to closely monitor and manage our logistics operations, there remains an inherent risk of incurring demurrage charge. Demurrage charges arise when there are delays in the loading or unloading or cargo from a vessel within an agreed timeframe. While we strive to ensure that cargo is handled efficiently and in adherence with the agreed timeframe, we cannot assure you that we will completely eliminate the risk of demurrage charge. There are various factors that are beyond our control, such as equipment malfunctions, labor dispute, adverse weather conditions and port congestion. If we are unable to load or upload our cargo timely, we will be subject to demurrage charges, which will negatively impact our results of operations and financial condition.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on our results of operations.

We may be, from time to time, involved in disputes with and subject to claims from, among others, our employees, customers, suppliers and other parties from time to time in respect of various matters, including delay in delivery, complaints about the quality of marine fuel and personal injury which may lead to claims for damages against us. These disputes may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business.

There is no assurance that we may be able to resolve every instance of a dispute by way of negotiation and/or mediation with the relevant parties. If we fail to do so, it may lead to legal and other proceedings against us, and consequently we may have to incur significant expenses for defending ourselves or initiate proceedings against other parties to protect our interest. Contingent liabilities may be recognized in our financial statements in respect of the disputes and adjustment will be made to our revenue which may have a material adverse effect on our results of operations. Furthermore, if we fail to obtain favorable outcomes in such proceedings, we may be liable to pay significant amounts of damages which may adversely affect our operations and financial results.

Our insurance may not provide adequate coverage for all potential loss and claims relating to our business operations and/or assets, and any uninsured losses incurred, may be substantial and therefore adversely affect our operations and financial results.

We maintain insurance coverage against, among other things, hull and machinery insurance, protection and indemnity insurance, cargo insurance, general liability insurance, work injury compensation insurance, and group personal accident insurance and group health plan insurance (group hospitalization and surgical coverage). However, our insurance coverage may not adequately protect us against all potential claims, damages and liabilities that we may incur in the course of our business operations, which may result in an adverse effect on our business. If we are held responsible for any damages, liabilities or losses and our insurance is insufficient or unavailable to cover the claims, there would be an adverse effect on our business, results of operations and financial position.

In addition, there is no guarantee that insurance coverage will always be available to us at economically favorable premiums (or at all) or that, in the event of a claim, the level of insurance currently maintained by us or in the future is or will be adequate or cover the entire claim/liability. We may be subject to liabilities which have not been insured adequately at all. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

With respect to losses which are covered by our insurance policies, it may be a difficult and lengthy process to recover such losses from insurers. In addition, we may be unable to recover the amount from the insurer. Even we are able to recover certain losses from our insurers, our premiums might increase and it might be hard for us to renew our insurance policies. Therefore, if we are held liable for uninsured losses or amounts and claims for insured losses exceeding our insurance coverage, our operations and financial results may be adversely affected.

Maritime claimants could arrest our vessels, which could disrupt our cash flow.

Crew members, suppliers of goods and services to a vessel and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet.

Terrorist attacks, piracy and international hostilities have previously affected the shipping industry, and any future attacks could negatively impact our results of operations and financial condition.

Terrorist attacks, such as the attack on the M.T. Limburg in October 2002, could adversely affect our operations and directly impact our vessels or charterers. We conduct our marine fuel supply operations outside of the United States, and our business, results of operations, cash flows and financial condition could suffer by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war, piracy or international hostilities.

Security, political and economic instability in the Middle East may harm our business.

The escalating conflicts between Israel and its neighboring countries and Islamist militia and political groups since late 2023, particularly the Israel-Gaza Strip and attacks targeting vessels in the southern Red Sea, has introduced geopolitical tensions and security risks within the Middle East region. The fear of disruption to oil exports has led to a surge in worldwide crude oil price. Concurrently, the price of bunkering surges globally, which is associated with the risk premium and the on-going flourishing demand around the globe. Any significant increase in marine fuel price might tighten the operating cash flows of our Group, which may, in turn, adversely affect our working capital requirements or financial conditions.

Adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and financial condition.

Our business is focused on the physical supply and marketing of refined marine fuel to the shipping industry. Adverse economic conditions in the shipping industry, such as low charter rates or high operating costs, may have an adverse effect on our customers. In addition, any political instability, terrorist activity, piracy activity or military action that disrupts shipping operations will adversely affect our customers. Any adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and weaken our financial condition.

Material disruptions in the availability or supply of oil may reduce the supply of our products and have a material impact on our operating results, revenues and earnings.

The success of our business depends on our ability to purchase, sell and deliver marine fuel products to our customers. Material disruptions in the availability or supply of oil may have an adverse effect on our suppliers. In addition, any political instability, natural disasters, terrorist activity, military action or other similar conditions may disrupt the availability or supply of oil and consequently decrease the supply of refined marine fuel. Decreased availability or supply of marine fuel may reduce our operating results, revenues and earnings.

In the highly competitive marine fuel supply industry, we may not be able to successfully compete for customers with new entrants or established companies with greater resources.

We are subject to aggressive competition in all aspects of our business. Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources than us, to relatively small and specialized firms. In addition to competing with fuel resellers, we also compete with the major oil producers that market fuel directly to large commercial shipping companies. We may not be able to successfully compete for customers because of increased competition from the major oil producers or our suppliers who may choose to market directly to large as well as smaller shipping companies, or to provide less advantageous price and credit terms to us. Also, due in part to the highly fragmented market, competitors with greater resources could enter the marine fuel supply industry and operate larger fleets of bunkering tankers through consolidations or acquisitions and may be able to offer better terms than we are able to offer to our customers.

We operate in a highly regulated industry and significant compliance costs and efforts may adversely affect our business and profitability.

The ownership, operation and management of vessels is highly regulated. Our operations are subject to compliance of extensive international conventions, treaties, international and local laws, and regulations in force from time to time in the countries and ports where our vessel visit, the jurisdictions in which our vessels are registered, and the international conventions and regulations adopted by the IMO and the jurisdictions in which we operate, including but not limited to the International Safety Management Code, the Maritime Labour Convention, the International Convention for the Prevention of Pollution from Ships, International Convention for the Safety of Life at Sea 1974, International Regulations for Preventing Collisions at Sea 1972 and Petroleum Development Act 1974. See “Regulations” for further details.

Our operations are subject to extensive environmental laws and regulations, the violation of which could result in liabilities, fines or penalties and changes of which may require increased capital expenditures and other costs necessary to operate and maintain our vessels.

We are subject to various environmental laws and regulations dealing with the handling of marine fuel products. We currently store marine fuel inventories on our bunkering tankers and we may, in the future, maintain marine fuel inventories at several other locations in fixed or floating storage facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among other things. If we are involved in a spill or other accident involving hazardous substances, if there are releases of marine fuel products we own, or if we are found to be in violation of environmental laws or regulations, we could be subject to liabilities that could have a materially adverse effect on our business and operating results. We are also subject to possible claims by customers, employees and others who may be injured by a fuel spill, exposure to fuel, or other accidents. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil or criminal liability.

In particular, our operations are subject to numerous laws and regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, (i) the International Convention on Civil Liability for Oil Pollution Damage of 1992; (ii) the International Convention for the Prevention of Pollution from Ships of 1973; and (iii) the International Convention for the Safety of Life at Sea of 1974. We refer you to the discussion in the section of this report entitled “Regulations” for a description of environmental laws and regulations that affect our business.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Our insurance policies covering certain environmental risks may not be sufficient to cover all such risks and any claim may have a material adverse effect on our business, results of operations, cash flows and financial condition.

Compliance with applicable laws, regulations and standards, may require us to make additional capital expenditures for the installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to air emissions, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could reduce our results of operations and cash flows and weaken our financial condition. Also, in the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

Our business operations may be affected if we fail to renew or maintain licenses or certifications required to operate.

We are required to obtain a variety of licenses and certifications as required under the jurisdiction which our vessels operate in. See “Regulation” for further details. There can be no assurance that we will not be subject to suspension, revocation or termination of our major licences, permits or approvals in the event of non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. While we have not in the past encountered any difficulties in renewing or obtaining our major licences, permits and approvals for our business operations, there can be no assurance that we will be able to renew such licences, permits and approvals in a timely manner or at all in the future. We also cannot assure that there will not be variation, modification or imposition of additional conditions attached to the licences, permits and approvals which may adversely affect our business, financial condition, results of operations and prospects. Any failure to renew or maintain our major licences, permits and approvals in the future could materially and adversely affect our business, financial condition, results of operations and prospects.

Natural disasters, acts of war, political unrest and epidemics, which are beyond our control, may cause damage, loss or disruption to our business.

Natural disasters, acts of war, political unrest and epidemics, which are beyond our control, may materially and adversely affect the economy, infrastructure and livelihood of our customers. Our business, financial condition, results of operations and prospects may be materially and adversely affected if such natural disasters occur in places where we operate or where our products are sold, whether directly or indirectly. Political unrest, acts of war and terrorists attacks may cause drastic movement in oil prices and the stability of oil supply, any of which could materially and adversely affect our sales, cost of sales, overall results of operations and financial condition. The potential for war or terrorists attacks may also cause uncertainty and cause our business to suffer in ways beyond our prediction.

As at the date of this report, although the dramatic surge in international oil price has stopped gradually, the Ukraine crisis is still underway and its outcome remains uncertain. We cannot predict how the oil market will react to future news of the Ukraine crisis, or other wars, natural disasters or social unrest, and our business performance, results of operations and financial condition could be adversely affected should any of these events happen in the future. For details, see “Industry and Market Data – Overview of the Oil and Gas Industry”.

Our vessel operations have inherent risks that could negatively impact our results of operations and financial condition.

Our vessels and fuel oils that they carry are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. All these hazards can result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delays or rerouting. Adverse weather may also significantly affect the timing on delivery of oil, and lead to disputes with customers if not handled carefully.

If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows and weaken our financial condition.

Apart from our normal repair and maintenance, our fleet of vessels are scheduled to periodic dry-docking approximately every thirty (30) months to maintain the operational condition of the vessels which is necessary for its licensing renewal and to meet safety requirements imposed by oil terminals, suppliers and customers. Any operational disruption, including as a result of technical issues with any of the vessels, can increase operating cost as such disruption may result in additional dry docking and maintenance costs.

Failure to detect misconduct of our personnel, agents or third parties may impair our reputation.

While we have put in place internal control policies and procedures which are designed to prevent and mitigate the risks of fraud, illegal act or misconduct of our Directors, employees, agents, clients and/or third parties, we cannot assure you that we would be able to effectively prevent the occurrence of misconduct, which may involve, among others, the entering into of unauthorised transactions or the conducting of illicit activities resulting in unknown and/or unmanageable risks or losses, improperly using or disclosing confidential or inside information, recommending transactions that are not suitable for clients or the engaging in fraudulent acts or otherwise not complying with applicable laws or our internal control procedures. There is no assurance that there will not be any misconduct by our Directors, employees, agents, clients and/or third parties, or that future incidents of misconduct of them will not subject us to serious penalties or limitations on our business activities.

It is not always possible to deter or prevent misconduct of our Directors, employees, agent or clients, and the precautions we take to prevent and to detect such activity may not be effective in all cases. Any misconduct may also result in investigation against our Group by regulatory bodies and such investigation may require us to devote substantial resources in handling such investigation, which may affect our operations. We could also suffer from adverse publicity, reputational damage or litigation losses that may arise from the misconduct of our personnel, which may have a material adverse effect on our business, financial conditions, growth prospect and results of operations.

Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we maintain internal control   over financial reporting that meets applicable standards. We may err in the design or operation of our controls, and all internal control systems, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, there can be no assurance that all control issues have been or will be detected. If we are unable, or are perceived as unable, to produce reliable financial reports due to internal control deficiencies, investors could lose confidence in our reported financial information and operating results, which could result in a negative market reaction and a decrease in our stock price.

If we identify any material weaknesses in our internal control over financial reporting, and we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business, and would have a material adverse effect on our business, financial condition and results of operations.

We are working to remediate the material weakness and are taking steps to strengthen our internal control over financial reporting through the development and implementation of processes and controls over the financial reporting process. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Internal Control”. However, we cannot assure you that these measures will significantly improve or remediate the material weakness described above.

We may not maintain strict quality control measures and safety standards and our failure or deterioration of our quality control system would adversely affect our operation and financial condition.

Our Group’s operations and reputation are significantly dependent on maintaining strict quality control measures and safety standards, which, in turn, depends on a number of factors, including the implementation of our quality control and safety policies as well as the composition of our quality control team. Failure to comply with and adhere to these quality and safety standards could have severe adverse effects on our business and have a material adverse effect on our reputation in the market among current or prospective customers, which could, in turn, lead to fewer orders in the future and harm our financial condition and operating results.

We are exposed to foreign currency fluctuations as our transactions are substantially denominated in US$, which may adversely affect our business, financial condition and results of operations.

Our business activities are substantially denominated in US$, while our assets and liabilities are denominated in our functional currency (i.e. RM, US$ and SGD). Our reporting currency is US$. When we prepare our consolidated financial statements, sales in foreign currencies are converted into US$ at average exchange rates of the relevant financial years whereas foreign currency balance sheets are translated into US$ at the rates as at the balance sheet date. Accordingly, the profits derived in foreign currencies would be lower should there be any weakening in the exchange rate of US$ against RM and SGD.

We may not pay any dividends on the Ordinary Shares.

Dividends may be paid out of our distributable profits in accordance with applicable laws. The ability to pay dividends is contingent upon our capacity to generate sufficient distributable profits. During FY2023 and FY2024, the Operating Subsidiaries did not declare any dividend to its then shareholders. We cannot guarantee when, if, or in what form, dividends will be paid on the Ordinary Shares following the listing. A declaration of dividends must be proposed by our Board and will be based on, and limited by, various factors, including our business and financial performance, capital and regulatory requirements and general business conditions. Furthermore, we may not have sufficient profits to make dividend distributions to our shareholders in the future, even if our financial statements prepared in accordance with US GAAP indicate that our operations have been profitable.

Our networks and those of our third-party service providers may be vulnerable to cybersecurity risks.

Our network and those of our third-party service providers and our customers may be vulnerable to unauthorized access, computer attacks, viruses and other security problems. Persons who circumvent security measures could wrongfully access and obtain or use information on our network or cause service interruptions, delays or malfunctions in our devices, services or operations, any of which could harm our reputation, cause demand for our products and services to fall, and compromise our ability to pursue our business plans. Recently, there have been reported several significant, widespread security attacks and breaches that have compromised network integrity for many companies and governmental agencies, in some cases reportedly originating from outside the United States. In addition, there are reportedly private products available in the market today that may attempt to unlawfully intercept communications made using our network. We may be required to expend significant resources to respond to, contain, remediate, and protect against these attacks and threats, including compliance with applicable data breach and security laws and regulations, and to alleviate problems, including reputational harm and litigation, caused by these security incidents. Although we have implemented and intend to continue to implement security measures, these measures may prove to be inadequate. These security incidents could have a significant effect.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

Our Company is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our Operating Subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to our Ordinary Shares

An active trading market for the ordinary shares on NYSE American might not develop or be sustained, their trading prices might fluctuate significantly and the liquidity of our ordinary shares would be materially affected.

An active public market for our Ordinary Shares, however, may not develop or be sustained, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our share price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

We have incurred increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

We have incurred significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company”, as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, or until five years following the completion of the IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.  In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we fail to meet applicable listing requirements, NYSE American may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of NYSE American in the future. If we fail to comply with the applicable listing standards and NSYE American delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities”. As our Ordinary Shares are listed on NYSE American, thus such securities are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on NYSE American, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The price and the trading volume of our Ordinary Shares may be volatile which could result in substantial losses to investors.

The price and trading volume of our Ordinary Shares may be volatile. The market price of our Ordinary Shares may fluctuate significantly and rapidly as a result of the following factors, among others, some of which are beyond our control:

●	fluctuations in stock market price and volume;

●	depth and liquidity of the market for our Ordinary Shares;

●	investors’ perceptions of us and our business;

●	actions by institutional shareholders;

●	changes in accounting standards, policies, guidance, interpretations and principles;

●	additions or departures of our key personnel;

●	regulatory or legal developments, including involvement in litigation; and

●	general global economic, political and stock market conditions.

There were instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Such volatility, including stock run-up, may be unrelated or disproportionate to the actual or expected operating performance and financial condition or prospects of such companies, making it difficult for investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of ordinary shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our ordinary shares will develop or be sustained. If an active market does not develop, holders of our ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We are a “controlled company” within the meaning of NYSE American rules and we are qualified for and may rely on exemptions from certain corporate governance requirements.

We are a “controlled company” within the meaning of NYSE American Company Guide. As at the date of this report, 65.1% of the issued share capital of the Company is owned by Straits, which beneficially owns 65.1% of our total voting power. Dato’ Sri Kam Choy Ho, the Chairman of our Board, an Executive Director and the Chief Executive Officer of our Company, is also the Group Managing Director of Straits, and that three other Directors, namely Dato’ Leong Yan Yoong (an Executive Director of Straits), Datin Fong Shiang Ng (an Independent Non-Executive Director of Straits) and Mr. Kok Chaw Leong (an Independent Non-Executive Director of Straits), are also directors of Straits, and Mr. Chee Mun Hoh, the Chief Financial Officer of our Company, is also the Group Chief Financial Officer cum General Manager of Straits.

Under the NYSE American rules, a company of which more than 50% of the voting power with respect to the election of directors is held by an individual, a company or a group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

●	that a majority of its board of directors consist of independent directors;

●	that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

●	that its compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

If we elect to be treated as a controlled company and use these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of NYSE American rules regarding corporate governance, which could make our Ordinary Shares less attractive to investors or otherwise harm our stock price.

Our management has broad discretion to determine how to use the funds raised in the IPO and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We have used and anticipate that we will continue to use the net proceeds from the IPO for our oil bunkering and shipping related business and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from the IPO and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We have designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Under Cayman Islands law, we may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result our Company being unable to pay its debts as they become due in the ordinary course of business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

If a trading market for our Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our Directors and management.

We are incorporated under the laws of the Cayman Islands and all of our Directors and executive officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands could render you unable to enforce a judgment against our assets or the assets of our Directors and executive officers.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our Directors or executive officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or executive officers predicated upon the securities laws of the U.S. or any state in the U.S.

The U.S. and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the Cayman Islands, however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the memorandum and articles of association, as may be amended from time to time, and by the Cayman Islands Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and our articles of association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. In addition, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Cayman Islands Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our executive officers, directors and principal shareholders purchase or sell our shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE American rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and executive officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the NYSE American rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from NYSE American corporate governance listing standards. Currently, we do not plan to rely on some home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE American corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the cash proceeds and our market capitalization after the  IPO), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information – 10.E. Passive Foreign Investment Company Consequences”.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The history of our Group’s involvement in the OGSE industry can be traced back to 2016, when its ultimate holding company, Straits Energy Resources Berhad (previously known as Raya International Berhad (“RIB”)) ventured into the provision of oil bunkering services. Since then, RIB had on June 20, 2017 changed its name to Straits Inter Logistics Berhad and subsequently to its current name, Straits Energy Resources Berhad, on August 19, 2021.

Currently, our Group is operating with a fleet of 15 well-maintained bunkering vessels and is currently providing bunkering services. We operate in 19 ports in Malaysia, including Lumut Port, Penang Port, Port Klang, Malacca Port, Linggi Port, Johor Port, Port of Tanjung Pelepas, Tok Bali Port, Kuala Terengganu Port, Dungun Port, Kemaman Port, Kuantan Port, Pulau Tioman Port, Desaru Port, Bintulu Port, Miri Port, Labuan Port, Kota Kinabalu Port and Sapangar Bay Oil Terminal.

The subsidiaries of our Group are the subsidiaries of Straits under the latter’s bunkering and shipping related services segment. Straits is a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia (stock code: 0080) and is subject to the ACE Market Listing Requirements issued by Bursa Malaysia which includes but not limited to requirements governing corporate governance and transfer of shares by Straits and its subsidiaries. Certain of these requirements may extend to the subsidiaries of Straits, including our Group. In contemplation of Straits’ intention to reorganize its oil bunkering and shipping related services segment for listing on NYSE American via common control transactions, Straits had on November 21, 2023 acquired our Company to initiate its restructuring exercise which involve the acquisition of oil bunkering, vessels chartering and vessels management subsidiaries from the Straits Group. The re-organization was completed on May 31, 2024.

We consummated our initial public offering on the NYSE American on April 22, 2025, issuing 3,100,000 ordinary shares at a price of $3.25 per share. In addition, we entered into an underwriting agreement with the underwriter on April 21, 2025, which granted the underwriter a 45-day option to purchase up to an additional 465,000 ordinary shares at the public offering price of $3.25 per share to cover any over-allotment. Subsequently, on April 22, 2025 , the underwriter exercised the over-allotment option in full, purchasing an additional 465,000 ordinary shares at the public offering price of $3.25 per share. The initial public offering closed on April 22, 2025 and the exercise of the over-allotment option closed on April 24, 2025, with gross proceeds totaling $11.59 million, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on April 21, 2025 on NYSE American and commenced trading under the ticker symbol “TMDE”.

4.B. Business Overview

Introduction

We are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil (including high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil), to ships and vessels at sea. We are also involved in the provision of ship management services for in-house and external vessels, as well as vessel chartering services.

Market Focus

Malaysia

Our main service location is in the Malaysian waters. Our Group possesses over 116 licenses under the 1974 Petroleum Development Act issued by the Malaysian government through our Operating Subsidiaries in Malaysia for us to act as a physical supplier of marine fuel products in Malaysia.

We provide bunkering services through our bunkering vessels. We operate in 19 ports throughout Malaysia, including Lumut Port, Penang Port, Port Klang, Malacca Port, Linggi Port, Johor Port, Port of Tanjung Pelepas, Tok Bali Port, Kuala Terengganu Port, Dungun Port, Kemaman Port, Kuantan Port, Pulau Tioman Port, Desaru Port, Bintulu Port, Miri Port, Labuan Port, Kota Kinabalu Port and Sapangar Bay Oil Terminal. We lease and maintain an administrative office in Johor Bahru, Malaysia, which is responsible for, among other things, our bunkering operations, daily business administration and invoicing functions of our Bunkering Subsidiary.

Additionally, our vessel chartering services are solely provided to Tumpuan Megah through an administrative office in Labuan which we lease.

Singapore

Our ship management services are mainly provided to our customers in Singapore and Malaysia. We provide the services from our administrative office in Singapore which is based out from a property we acquired in August 2022.

Service Focus

Bunkering services

Bunkering services is the process of supplying ships with fuel, often referred to as bunkers. Examples of bunkers include low sulfur fuel oil, high sulfur fuel oil, and low sulfur marine gas oil, marine fuel oil, heavy fuel oil, LNG, liquefied petroleum gas, chemical biofuel, ethanol, methanol, ammonia, and hydrogen. Bunkering services can be divided into 2 types, namely onshore bunkering services and offshore bunkering services. Onshore bunkering services involve transferring marine fuels from shore-based facilities to ships. Offshore bunkering services involve STS fuel transfer, often conducted by refueling vessels, barges, or product tankers in harbors, near the shore, or in open waters.

The bunkering services offered by our Group include STS bunkering, submersible bunkering, and semi-submersible bunkering. STS bunkering refers to provision of marine fuel from the bunkering vessel to the recipient vessel. Submersible bunkering refers to provision of marine fuel from the bunkering vessel to submersible oil and gas rigs, which are rigs supported on pontoon-like structures submerged below the sea surface until it rests on the sea floor. Semi-submersible bunkering refers to provision of marine fuel from the bunkering vessel to semi-submersible oil and gas rigs, which are floating rigs supported on pontoon-like structures submerged below the sea surface and usually anchored by a number of anchors.

We provide fueling services to various types of (i) seafaring vessels, including container vessels, cruise ships, accommodation work barges, navy ships, platform supply vessels, and research vessels; and (ii) offshore structures, including semi-submersible rigs, jackup rigs and drillships.

We supply and market various types of marine fuels such as marine gas oil and marine fuel oil which includes high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil to our customers.

Type of marine fuel	Description

Marine gas oil	A marine fuel that consists solely of distillates, otherwise known as components of crude oil, that evaporate during distillation and condensed from the gas phase to form liquid fractions of oil.

High sulfur fuel oil	High sulfur fuel oil is a heavy fuel which contains more than 1.0% up to 3.5% of sulfur oxides in the fuel.

Low sulfur fuel oil	Low sulfur heavy fuel oil is a heavy fuel which contains more than 0.1% up to 1.0% of sulfur oxides in the fuel.

Very low sulfur fuel oil	Very low sulfur fuel oil is a heavy fuel which contains less than 0.1% of sulfur oxides in the fuel.

The following table illustrates the breakdown of our revenue from bunkering services for FY2023 and FY2024.

	For The Year Ended December 31,
	2023		2024
	US$’000%		US$’000%
Diesel fuel(1)	69,058	10.93	67,422	9.8
Heavy fuel oil(2)	562,164	89.01	620,788	90.2
Others(3)	386	0.06	-	-
Total	631,608	100.00	688,210	100.00

Notes:

(1)	Also known as marine gas oil.
(2)	Also known as marine fuel oil.
(3)	Others include revenue from provision of fresh water.

Our marine fuel products are supplied to ships or vessels through truck-to-ship, pipeline facilities or ship-to-ship method.

Delivery by truck occurs where there is land access to the vessel where our marine fuel products are supplied in ports at a berth or anchorage via truck. Pipeline facilities work in a similar fashion as truck-to-ship deliveries. Delivery occurs at a berth where the vessel has physical access to the pipeline. However, truck-to-ship and pipeline facilities methods have various limitations. Trucks are limited by the fact that the vessel needs to be accessible from land and they are also limited in the amount of marine fuel they can deliver and in the speed of delivery. Pipeline facilities involve expensive installation and high maintenance costs and the delivery of marine fuel through pipeline is time consuming.

STS delivery through our bunkering vessels is our most popular method of marine fuel delivery, the ships or vessels do not have to be in a specific place to refuel. Our bunkering vessels pull alongside the ships or vessels to deliver marine fuel, where the ships or vessels can be at a berth, at an anchorage, or in motion at low speeds.

Our bunkering process mainly involves the below stages:

(i)	Pre-bunkering stage

●	We receive a request for quotation from potential customers and we then prepare the quotation for our services and submit it to said customer. We will also check to ensure we have the necessary supplies and capability to undertake the job.

●	Once the details are finalized, the customer will provide us with a purchase order and we will issue a sales confirmation to the customer. We will then prepare and circulate a job confirmation order to our internal team in preparation for the bunkering service.

●	We will inform local authorities including port authorities regarding the bunkering operations and apply for a bunker permit, which will be shared with the bunker barge prior to the arrival of our customer’s vessel at the agreed upon supply location.

(ii)	Bunkering stage

Once the bunker barge and customer’s vessel is at the supply location, we can commence the bunkering process.

●	Our barge cargo officer, the chief engineer of the customer’s vessel, and an independent surveyor will witness and confirm the temperature reading of all cargo tanks as well as the opening tank gauging (quantity of fuel prior to bunkering).

●	We will also undertake a free water test to determine the presence of suspended free water in the marine fuel as suspended free water may damage components.

●	We provide our customers with a certificate of quality which shows the specifications of the bunker supplied.

●	Once the bunker hose is properly connected and we have undertaken safety checks and other pre-delivery requirements, we will commence bunkering operations.

●	We will prepare a timesheet of bunkering operations as well as other documents such a bunker requisition form, tank gauging (measurement of cargo quantity and temperature), non-cargo tank declaration form (which details the measurements and contents of non-cargo tanks and spaces prior to bunkering), and a bunker delivery note.

●	During bunkering, a sample of the bunker is obtained for quality control purposes.

(iii)	Post-bunkering stage

●	Once the tanks are filled with the required quantity of bunker, the pumps are stopped and we will clear the bunker hose of any remaining bunker that are leftover in the hose.

●	The barge cargo officer, chief engineer of the customer’s vessel, and an independent surveyor will then witness and confirm the closing tank gauging (quantity of fuel after bunkering).

●	The tank gauging document is filled with the details of the bunkering quantity pre- and post-bunkering to calculate the amount of bunker delivered.

●	The bunker documents are finalized and signed by our vessel chief officer and our customer. The bunker documents are then used to issue a sales invoice to our customer for the products and services provided.

We generally charge our customers based on the quantity or volume of fuel delivered to their ships or vessels and we may offer bulk discounts for larger orders. The pricing of our marine fuel products and services are subject mainly to the cost of our products and services, i.e. the direct costs involved in providing bunkering services which include costs for the marine fuel products, equipment, labor, and other resources.

Ship management services

We offer ship management services such as technical management, crew management, marine consultancy, and shipping agency. These activities are required to ensure efficient operation of the vessel and the physical condition of the vessel.

Type of ship management service	Description
Technical management	Services for the day-to-day operations of the ship such as ensuring compliance with various authorities’ requirements, maintenance of the ship, documentation, and safety management.
Crew management	Services to man the ship including sourcing, recruitment, selection, deployment, scheduling, training, and management of the crew that are on the vessels. Also includes crew administrative aspects such as payroll, travel arrangements, and insurance.
Marine consultancy	Services include sale and purchase inspection, coordination of repairs, safety inspection, off/on consumable survey, and off/on condition survey.
Shipping agency	Services involving handling shipments and general interests and needs of customers such as supplying the crew with consumables, ship spare parts, arranging customs documentation, and liaising with relevant authorities for crew and vessel to enter and stay at ports in Malaysia.

While our ship management services are mainly to support our in-house fleet of vessels, we also offer said services to external parties.

For FY2023 and FY2024, our revenue from the provision of ship management services amounted to US$0.28 million and US$0.40 million, respectively, representing 0.04% and 0.04% of our total revenue for the respective year.

Vessel chartering services

Vessel chartering services refers to the hire of vessels from one party to another based on the requirements of the hirer. Common types of vessel charters include the voyage charter, time charter, and demise (otherwise known as bareboat) charter. The voyage charter involves the charterer hiring a vessel as well as its crew for a particular voyage between ports while the time charter involves the charterer hiring a vessel as well as its crew for a stipulated period. Meanwhile, the demise (bareboat) charter involves the charterer hiring only the vessel. The charterer’s crew and ship management staff will operate and manage the vessel for the duration of the contract. We currently only provide vessel chartering services on a bareboat charter basis.

Apart from “M.T. Ixora” which was chartered out to a third party from August 2020 to July 2023, we had fully utilized our vessel chartering services internally.

For FY2023 and FY2024, our revenue from the provision of vessel chartering services amounted US$1.20 million and US$nil, respectively, representing 0.19% and 0% of our total revenue for the respective year.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors:

We have established a strong customer base.

Our commitment to delivering quality and reliable services has allowed us to foster strong relationships with our customers. By consistently providing high-quality services and ensuring the reliability of our operations, we have gained the trust and loyalty of our customers. In addition to our operational excellence, we place a strong emphasis on customer support, quick response times, and personalized services. We understand that each customer has unique requirements, and we strive to tailor our services accordingly. This focus on customer satisfaction enhances the overall customer experience and strengthens our relationships with them. Leveraging our successful customer relationships, we believe there are significant opportunities to expand our business and establish additional service centers. Our customers’ trust and loyalty provide a solid foundation for growth and enable us to explore new markets and meet the evolving needs of the maritime industry. As at December 31, 2024, we served 101 customers in our portfolio which include ship owners and operators, shipping lines, logistics and freight companies, as well as oil and gas traders or brokers.

We are able to provide integrated services.

As part of our business model, we establish long-term contractual arrangements with supply sources, including oil refineries, national oil companies, oil traders and energy companies, to secure a consistent supply of marine fuel products thereby ensuring a stable and reliable source of fuel for our customers. We have also invested in establishing our own fleet of bunkering vessels to facilitate the efficient transportation of marine fuel to our customers. Additionally, we have established local servicing ports in Malaysia that oversee and support the logistics of each customer order. This integrated approach allows us to have direct control over the entire process of physically supplying refined marine fuel to end users.

By having direct control and management over our bunkering vessels and delivery schedules, we enhance our ability to provide timely and cost-effective marine fuel services to our customers. This level of control enables us to optimize delivery routes, ensure efficient fuel distribution, and maintain high levels of product quality, service reliability, and fueling safety.

Through our integrated approach, we believe we can provide better service to our customers. By controlling the entire process from procurement to delivery, we can offer streamlined and efficient services that meet our customers’ needs. Our focus on quality, reliability, and safety ensures that our customers receive the highest standard of marine fuel products and services.

We have strong management.

We are led by an experienced management team with a long track record in various aspects of the marine fuel supply and shipping industries, including commercial operations, technical knowledge, management skills, and financial acumen. The management team is led by our Chairman of the Board, Executive Director and Chief Executive Officer, Dato’ Sri Kam Choy Ho, who has over 35 years of experience in the shipping industry. He is supported by our Executive Director, Dato’ Leong Yan Yoong, who has over 30 years of experience in corporate affairs and capital market, and our Chief Financial Officer, Mr. Chee Mun Hoh, who has over 38 years of experience in financial and corporate governance matters.

With their extensive industry knowledge and leadership capabilities, our management team has consistently demonstrated their ability to identify opportunities for growth, make informed decisions, and drive the successful expansion of our operations. Their collective experience and expertise are vital in navigating the complexities of the marine fuel supply and shipping sectors, enabling us to adapt to market dynamics and deliver exceptional services to our customers. We attribute our achievements and growth to the strong leadership and guidance provided by our management team. Their vision, strategic planning, and operational expertise underpin our success as a leading marine fuel services company in Malaysia.

Sales and marketing

Most of our sales and marketing functions are performed at our Johor Bahru office. We mainly market our marine fuel products and services through our internal dedicated sales team that directly engages with potential customers and provides customized solutions. We believe our level of customer service, years of experience in the industry and reputation for reliability are significant factors in retaining our customers and attracting new customers. We also market our marine fuel products and services through business-to-business (B2B) platforms such as the company’s website that cater to the maritime industry. Additionally, we participate in Singapore International Bunkering Conference and Exhibition (“SIBCON”) on yearly basis.

Our sales and marketing approach is designed to create awareness of the benefits and advantages of our marine fuel products and services.

Our customers

We market marine fuel and related services to a broad and diversified base of customers. As at December 31, 2024, we had 105 customers in our portfolio, which include:

●	Ship owners and operators – companies that own and operate ships and vessels requiring bunkering and ship management services.

●	Shipping lines – companies engaged in shipping goods internationally, which require bunkering services.

●	Logistics and freight companies – companies involved in transporting goods across different modes of transportation, including via seafaring vessels, which require bunkering services.

●	Oil and gas traders or brokers – companies involved in the production, transportation, and distribution of fuels, which require bunkering services for their own vessels.

The following table illustrates the breakdown of our total revenue by customer types for FY2023 and FY2024.

	For The Year Ended December 31
	2023		2024
Customer type	US$’000	%	US$’000	%
O&G traders or brokers	597,403	94.36	657,278	95.45
Ship owners and operators	34,773	5.49	21,952	3.18
Shipping liners	575	0.09	259	0.04
Shipping agency	-	-	826	0.12
Tug boat	249	0.04	557	0.08
Dredging	68	0.01	1,784	0.26
Physical bunker supplier	-	-	5,909	0.86
Yacht	12	0.00	43	0.01
Total	633,080	100.00	688,608	100.00

Our suppliers

Procurement of our marine fuel and related products is critical to the sustainability and growth of our business. Through our dealings in the maritime industry over the years, we have established a broad supply network that consists of approximately 356 suppliers as at December 31, 2024, including 121 suppliers with whom we conduct business on a regular basis.

We currently purchase refined marine fuel products from a limited number of suppliers. For FY2023 and FY2024, we purchased marine fuel products from 17 and 14 suppliers, respectively. In particular, the percentage of our total purchases from our largest supplier for FY2023 and FY2024 amounted to approximately 47% and 82%, respectively, while the percentage of our aggregated purchases from our five largest suppliers for FY2023 and FY2024 amounted to approximately 96% and 96%, respectively. Our term contracts with our suppliers usually last for 3 months.

The key items of our supplies include (i) marine fuels which are essential for our bunkering services and include various types of fuel such as diesel oil (also known as marine gas oil), as well as heavy fuel oil (also known as marine fuel oil); and (ii) maintenance and repair supplies for our support services such as spare parts, tools, lubricants, and chemicals required for maintaining and repairing ships’ equipment and machinery. For FY2023 and FY2024, our total purchase for marine fuels and maintenance and repair supplies amounted to approximately US$611.5 million and US$634.0 million, respectively.

Our major suppliers for marine fuels include oil refineries, national oil companies, oil traders and energy companies globally such as Petroliam Nasional Berhad (“PETRONAS”), Shell Malaysia Trading Sdn Bhd, Minerva Bunkering Pte Ltd, Petron Malaysia Refining & Marketing Berhad and Chevron Malaysia Limited, as well as through dealers of marine fuel. We source maintenance and repair supplies from manufacturers, distributors, or specialized suppliers for maintenance and repair parts located in Malaysia, Singapore, Japan and China.

We ensure the credible provenance of our products by careful selection of suppliers. In identifying suitable suppliers, we typically assess (i) their reputations for product quality and stability of supply; (ii) history of operations; (iii) our past dealings with them; (iv) their business scale; (v) overall reputations; (vi) ability to procure delivery on a timely basis; (vii) product portfolio; (viii) product availability and (ix) promotions offered by the suppliers.

Competition

The bunkering industry in Malaysia is considered to be competitive. We compete with marine fuel traders and brokers such as Singapore, Europe, Middle East, for services and end customers. We also compete with physical suppliers of marine fuel products for business from traders and brokers as well as end customers. Our competitors include both large corporations and small, specialized firms. We believe that our ability to compete effectively within the bunkering industry is dependent on several factors such as sufficient working capital, track record and relationships with customers and suppliers, technical knowledge and experience, and good customer service. Companies require sufficient working capital or favorable credit terms to source and procure the necessary bunker prior to supplying it to their customers. Although a bunker supplier may have favorable credit terms, sufficient working capital may be required in the event of gaps between purchasing and selling on credit terms. A track record of service is testament to the ability of a company to provide bunkering services effectively to their customers over the years. Additionally, the relationships fostered between a bunkering company and their customers and suppliers can lead to repeat business or a consistent supply of different bunkers as required by customers. Technical knowledge and experience are required to ensure that companies are able to provide solutions to their customers and ensure that all services are provided in compliance with the relevant local and international standards and regulations. Lastly, good customer service such as responsiveness, clear communication, and reliability while catering to customers’ needs will allow for a company to build customer relationships and secure repeat orders, as well as possible business growth through recommendations from customers.

Intellectual Property

As of the date of this report, we registered the following domain name:

Domain name	Registered owner	Registration date	Expiry date
www.tmdel.com	Our Company	October 17, 2024	October 17, 2025
www.tmdel-ir.com	Our Company	March 27, 2025	March 27, 2026

Save as disclosed, our Group does not maintain any trademark, patent or any other intellectual property rights.

Our Directors consider that the business and profitability of our Group are not dependent on any trademark and patent.

Seasonality

Our business and financial results is not subject to seasonality.

Regulations

Set out below are the major laws and regulations applicable to our business activities in Malaysia and Singapore.

1.	The Laws and Regulations of Malaysia, as amended

●	Merchant Shipping Ordinance 1952
●	International Convention for the Safety of Life at Sea 1974
●	International Regulations for Preventing Collisions at Sea 1972
●	International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978
●	International Convention on Tonnage Measurement of Ships 1969
●	International Convention on Load Lines 1966, as amended by the Protocol of 1988
●	Convention on Limitation of Liability for Maritime Claims 1976, as amended by the Protocol of 1996
●	International Convention on Standards of Training, Certification and Watchkeeping for Seafarers 1978, as amended
●	International Convention on Oil Pollution Preparedness, Response and Cooperation 1990, as modified by the Protocol of 2000
●	Maritime Labour Convention 2006
●	Nairobi International Convention on the Removal of Wrecks 2007
●	International Conventions Adopted by the Carriage of Goods by Sea Act 1950 and the Merchant Shipping Ordinance 1960 (Sabah) and the Merchant Shipping Ordinance 1960 (Sarawak)
●	International Conventions Adopted by the Merchant Shipping (Oil Pollution) Act 1994 (now known as Merchant Shipping (Liability and Compensation for Oil and Bunker Oil Pollution) Act 1994)
●	Port Authorities Act 1963 (Act 488)
●	Petroleum Development Act 1974 (Act 144)
●	Customs Act 1967 (Act 235)
●	Control of Supplies Act 1961 (Act 122)
●	Environmental Quality Act 1974 (Act 127)
●	Local Government Act 1976 (Act 171)
●	Labuan Business Activity Tax Act 1990 (Act 445)
●	Labuan Financial Services and Securities Act 2010 (Act 704)
●	Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (Act 613)
●	Employment Act 1955 (Act 265)
●	Industrial Relations Act 1967 (Act 177)
●	Immigration Act 1959/63 (Act 155)
●	Employment (Restriction) Act 1968 (Act 796)
●	Employees Provident Fund Act 1991 (Act 452)
●	Employees’ Social Security Act 1969 (Act 4)
●	Employees’ Social Security (General) Regulations 1971
●	Employment Insurance System Act 2017 (Act 800)
●	Minimum Retirement Age Act 2012 (Act 753)
●	Minimum Wages Order 2024
●	Occupational Safety and Health Act 1994 (Act 514)
●	Malaysia Companies Act 2016 (Act 777)
●	Labuan Companies Act 1990 (Act 441)

2.	The Laws and Regulations of Singapore

●	Singapore Companies Act 1967
●	Singapore Financial Reporting Standards
●	Employment Act 1968
●	Central Provident Fund Act 1953
●	Work Injury Compensation Act 2019
●	Workplace Safety and Health Act 2006
●	Employment of Foreign Manpower Act 1990
●	Personal Data Protection Act 2012
●	Income Tax Act 1947
●	Goods and Services Tax Act 1993

Please refer to Exhibit 99 for more detail of the aforesaid laws and regulations.

4.C. Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as at the date of this report.

Straits
Dato' Mohd Suhaimi Bin Hashim
Mr. Yong Sing Goo
Platinum Gate Capital Pte Ltd
Public
65.1%
7.4%
7.4%
5.0%
15.1%
TMD Energy Limited
100.00%
Straits Marine Fuels & Energy Sdn Bhd
100.0%
100.0%
Straits Marine Services Pte Ltd
Tumpuan Megah Development Sdn Bhd
100.0%
Straits Maritime Services Pte Ltd
30.0%
TMD Marine Fuels Sdn Bhd
20.0%
Horizon Shipyard Inter Globe (M) Sdn Bhd
Cavalla Asia Ltd
100.0%
100.0%
SMF Begonia Ltd
Dolphin Asia Ltd
100.0%
100.0%
SMF Ixora Ltd
Escolar Asia Ltd
100.0%
100.0%
SMF Omura Ltd
Oscar Asia Ltd
100.0%
100.0%
SMF Eden Maritime Ltd
Phoenix Asia Ltd
100.0%
51.0%
SMF Beluga Ltd
S3 Asia Ltd
100.0%
51.0%
Sierra Pioneer Marine Ltd
TMD Straits Ltd
100.0%
51.0%
Katsu Pioneer Marine Ltd
TMD Sturgeon Ltd
100.0%

Our Subsidiaries

Branching from our corporate structure above, our subsidiaries as at the date of this report.

Name	Background	Ownership	Principal Activities
SMF	A Malaysian company incorporated on November 29, 2018	100% owned by our Company	Investment holding
SMS 1 (Note 1)	A Singapore company incorporated on April 23, 2019	100% owned by SMF	Provision of ship management services
SMS 2	A Singapore company incorporated on April 7, 2021	100% owned by SMS 1	Provision of shipping services, general cleaning and disinfecting
Tumpuan Megah (Note 2)	A Malaysian company incorporated on December 10, 2007	100% owned by SMF	Provision of bunkering services for marine fuel and petroleum based products
Cavalla Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
Dolphin Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
Escolar Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
Oscar Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
Phoenix Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
S3 Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
TMD Straits	A Labuan company incorporated on December 2, 2016	100% owned by SMF	Provision of vessel chartering
TMD Sturgeon	A Labuan company incorporated on December 5, 2016	100% owned by SMF	Provision of vessel chartering
SMF Begonia	A Labuan company incorporated on February 18, 2019	100% owned by SMF	Provision of vessel chartering
SMF Ixora	A Labuan company incorporated on February 18, 2019	100% owned by SMF	Provision of vessel chartering
SMF Omura	A Labuan company incorporated on February 25, 2020	100% owned by SMF	Provision of vessel chartering
SMF Eden	A Labuan company incorporated on August 18, 2020	100% owned by SMF	Provision of vessel chartering
SMF Beluga	A Labuan company incorporated on February 21, 2020	Owned as to 51% and 49% by SMF and Mr. Kin Wai Chan, respectively	Provision of vessel chartering
Sierra Pioneer	A Labuan company incorporated on January 15, 2021	Owned as to 51% and 49% by SMF and Mr. Kin Wai Chan, respectively	Provision of vessel chartering
Katsu Pioneer	A Labuan company incorporated on May 18, 2021	Owned as to 51% and 49% by SMF and Mr. Kin Wai Chan, respectively	Provision of vessel chartering
TMDF (Note 3)	A Malaysian company incorporated on January 5, 2021	30% owned by Tumpuan Megah	Dealing in oil and petroleum products, oil trading, oil bunkering and related services

Notes:

1.	The financial information presented in the consolidated financial statements of our Group has taken into account its ownership in 51% of SMS 1 as at December 31, 2023.

2.	The financial information presented in the consolidated financial statements of our Group has taken into account its ownership in 70% of Tumpuan Megah as at December 31, 2023.

3.	The financial information presented in the consolidated financial statements of our Group has not taken into accounts its ownership in 30% of TMDF as at December 31, 2023 as Tumpuan Megah acquired the 30% equity interest of TMDF in January 2024. Accordingly, TMDF is accounted for in the Group’s financial statements as at December 31, 2024.

4.D. Property, Plant and Equipment

Our corporate office is located in Kuala Lumpur, Malaysia which is shared with Straits Energy Resources Berhad. We own a property in Singapore with an aggregate gross floor area of approximately 2,110 sq. ft. We also leased three properties in Malaysia from Independent Third Parties. The table below sets forth a summary of the properties lease or owned by us as at the date of this report:

Location	Use	Approximate Square Footage
Kuala Lumpur, Wilayah Persekutuan, Malaysia	Corporate headquarter	1,418 sq. ft.
Johor Bahru, Johor, Malaysia	Office	7,680 sq. ft.
Labuan, Wilayah Persekutuan, Malaysia	Office	260 sq. ft.
West Region, Singapore	Office	2,110 sq. ft.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with the Group’s consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” or in other parts of this annual report.

5.A. Operating Results

Holding Company Structure

Our Company is a holding company with no material operations of its own other than investment holding. We conduct our operations primarily through our indirect operating subsidiaries which are owned by Straits Marine Fuels & Energy Sdn. Bhd. (“SMF”), the sole direct subsidiary of our Company. Similarly, SMF is a holding company with no material operations of its own other than holding investment in all the indirect subsidiaries of our Company. As a result, both our Company and SMF’s ability to pay dividends depends upon dividends paid by our subsidiaries. Some of our subsidiaries have debt on their own with instruments governing their debt that may restrict their ability to pay dividend to us, unless those debts are repaid. The same restrictions may apply if they incur any new debt on their own in the future.

Straits Energy Resources Berhad (“Straits”), the ultimate holding company of our Company through its wholly-owned subsidiary, Straits Management Services Sdn. Bhd. will continue to provide overall group management and coordination services encompassing but not restricted to listing compliance and requirement, group consolidation and reporting, corporate governance, corporate secretarial, corporate finance, corporate banking, internal audit, accounting, market and public relations at a management fee that will be reviewed annually to our group of companies.

Our Company is a restructured group of companies, focusing on oil trading and bunkering with its own vessel management team overseeing its fleet of bunkering vessels servicing and providing quality bunker to both domestic and international liners and vessels of all nature, that ply through Malaysian waters. Being a Malaysian company operating in Malaysian waters, it is natural that this oil trading and bunkering unit maintain its financial records and statements in its domestic currency, RM. Our Company will be looking into possibilities of expanding its operation regionally out of Malaysian waters. In conjunction with this, it would be more appropriate for our Company to change the functional currency of its subsidiaries where relevant, to USD to better reflect its business and operation activities and the oil and gas industry that we are in.

Recent Developments

We consummated our initial public offering on the NYSE American on April 22, 2025, issuing 3,100,000 ordinary shares at a price of $3.25 per share. In addition, we entered into an underwriting agreement with the underwriter on April 21, 2025, which granted the underwriter a 45-day option to purchase up to an additional 465,000 ordinary shares at the public offering price of $3.25 per share to cover any over-allotment. Subsequently, on April 22, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 465,000 ordinary shares at the public offering price of $3.25 per share. The initial public offering closed on April 22, 2025 and the exercise of the over-allotment option closed on April 24, 2025, with gross proceeds totaling $11.59 million, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on April 21, 2025 on NYSE American and commenced trading under the ticker symbol “TMDE”.

Factors Affecting Our Results of Operations

We rely on sales to key customers and purchases from a limited number of suppliers, where reduction or loss of key customers or supply chain disruptions and price volatility from supplier could diminish our operating results.

We have not derived a significant amount of revenue from volume commitments or any other understandings with our key customers related to future purchases. Orders from our key customers could be reduced or ceased at any time without obligation. Our Group also does not enter into long-term agreements with our customers. If any of our major customers terminates its business relationship with us, and we fail to secure new customers or new orders from other existing customers in a timely manner, a substantial reduction or termination of purchases by our key customer could significantly affect our operations.

In addition, we currently purchase refined marine fuel products from a limited number of suppliers. If our relationship with any of our key suppliers terminates or if our key suppliers experience production disruptions, we may not be able to obtain a sufficient quantity of refined marine fuel on acceptable terms and without interruptions to our business. We may encounter difficulties and delays in obtaining marine fuel from alternative sources. Any interruption or delay in the supply of marine fuel, or the inability to obtain fuel from alternate sources at acceptable prices and within a reasonable timeframe, would impair our ability to meet scheduled deliveries to our customers and could lead to order cancellations or penalties.

We rely on the expertise of our senior management, and our inability to retain key personnel could disrupt our business and limit our growth.

Our business success and growth prospects depend significantly on the continued service of our senior management team and our ability to hire and retain key members of our management team. The unexpected loss of any of these key individuals could disrupt our operations, damage important business relationships, and delay strategic initiatives, potentially harming our competitive position. We face inherent challenges in attracting and retaining qualified personnel due to intense industry competition for executive talent. While we implement retention measures, there is no assurance that we will successfully maintain our current management team. Any disruption in leadership could materially adversely affect our operations.

Material disruptions in the availability or supply of oil may reduce the supply of our products and have a material impact on our operations.

Our operations face substantial risks from marine fuel supply disruptions that could impair our ability to fulfill customer demand. Global oil markets remain exposed to geopolitical conflicts, trade restrictions, and natural disasters that may reduce refinery output or disrupt logistics. Political instability in producing regions, terrorist activity, or military actions could abruptly constrain supply availability, while extreme weather or accidents might damage critical infrastructure. Such events typically trigger sudden price spikes and inventory shortages across the bunker fuel market.

These constraints would directly limit our sales volumes and erode our competitive pricing position. Although we maintain alternative supply arrangements, the integrated nature of oil markets means local disruptions often escalate into prolonged shortages. Our commodity-based business model leaves us particularly vulnerable to these shocks, as securing substitute fuel during crises becomes costly and time-consuming. Persistent supply issues could damage customer relationships and significantly pressure margins, leading to lasting effects on financial performance.

Adverse conditions in the shipping industry may reduce the demand for our products and services and negatively affect our results of operations and financial condition.

Our marine fuel supply business remains highly dependent on the cyclical performance of the shipping industry. Fluctuations in vessel charter rates, fuel costs, and operational expenses directly impact our customers’ purchasing capacity. During market downturns, when freight rates decline or operating costs rise, shipping companies typically reduce bunkering consumption, creating immediate pressure on our sales volumes and margins. The industry’s vulnerability to risks, including geopolitical conflicts, piracy incidents, trade disputes, and port security threats, can disrupt shipping routes and vessel operations, leading to sudden drops in regional fuel demand. Prolonged market weakness often forces shipowners to idle vessels or slow steam, further depressing bunker demand.

While we actively monitor industry trends and adjust our commercial strategies accordingly, these macroeconomic and geopolitical factors remain beyond our control. Our financial performance will continue to reflect shipping market volatility, with potential impacts on revenue stability, profitability, and cash flow generation. This inherent sector exposure represents a persistent challenge to our business model’s resilience.

Russia-Ukraine Conflict

In February 2022, Russia launched a military attack on Ukraine, leading to further regional and international conflicts or armed action. As Russia is one of the largest exporter of crude oil in the world, this crisis had disrupted the oil supply and caused a spike in oil prices in FY2022, which subsequently dropped in FY2023.

Given that our Group follows a cost-plus pricing model, any change in the oil price directly affects our revenue. The Russia-Ukraine conflict caused a spike in oil prices that was offset by a continuing demand volume growth in our oil cargo bunkered in FY2023, resulting in our revenue dropping to $633.1 million in FY2023 from approximately $702.1 million in FY2022. However, as the financial impact of this crisis had already been reflected in FY2022 and FY2023, there was no material impact in our revenue for FY2024. In fact, after considering the increase in the volume of oil cargo bunkered, our revenue rose from $633.1 million in FY2023 to $688.6 million in FY2024, driven by the expansion of our marketplace.

Nevertheless, any negative impact arising from escalation of the Russia-Ukraine geopolitical conditions and a slowdown in global economy could adversely affect our business conditions. The volatility and rise in prices of crude oil can increase our operating cost and a prolonged crisis may adversely impact the supply and demand of oil cargo, which may result in a lower volume of oil cargo bunkered. In addition, any significant increase in marine fuel price might tighten the operating cash flows of our Group, which may, in turn, adversely affect our working capital requirements, financial conditions and prospects. These disruptions may also heighten many other risks disclosed in the “Risk Factors” section, including our ability to market our securities, raise equity or debt financing.

The ultimate impact of the conflict on our operations remains unknown and will depend on future developments. The Group will continuously monitor the situation very closely and initiate any necessary mitigating actions when required.

Escalating Trade Tensions and Impacts of Tariff Policy Volatility

Recent global trade developments have introduced heightened uncertainty into international commerce. In early 2025, the implementation of broad new tariffs on a wide range of imported goods has disrupted global trade dynamics, raising concerns across multiple sectors. While our business focuses on oil trading and bunkering and our operations and key partners are primarily based in Malaysia, we remain alert to the potential indirect impacts of evolving trade policies. For instance, increased costs borne by fuel suppliers or shipping agents with international exposure could be passed on to us, potentially impacting our service delivery costs and operating margins. The current trade environment is marked by rapid and unpredictable changes in tariffs and regulatory frameworks, which adds complexity to long-term planning and supply chain management in the bunkering industry. In response, we are strengthening collaboration with our key service providers and exploring alternative sourcing and supply chain options to enhance resilience and operational continuity. While these strategic measures aim to mitigate potential impacts, there can be no assurance that they will fully shield us from the broader effects of ongoing trade policy shifts. We will continue to monitor developments closely and adapt our business strategy as needed to maintain operational stability and financial performance.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Results of Operations

The following table summarizes the results of our operations during the fiscal years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Revenues, net	688,430	632,790	55,640	8.8
Revenues – related party, net	178	290	(112)	(38.6)
Total revenues	688,608	633,080	55,528	8.8

Cost of revenues	(671,616)	(619,867)	51,749	8.3
Cost of revenues – related party	(947)	(1,123)	(176)	(15.7)
Total cost of revenues	(672,563)	(620,990)	51,573	8.3

Gross profit	16,045	12,090	3,955	32.7

Operating expenses
Selling and marketing expenses	(40)	(101)	(61)	(60.4)
General and administrative expenses	(5,249)	(5,127)	122	2.4
Depreciation expenses	(4,758)	(4,257)	501	11.8
Total operating expenses	(10,047)	(9,485)	562	5.9

Income from operations	5,998	2,605	3,393	130.2

Other (expenses) income
Interest income	52	10	42	420.0
Sundry income, net	2,022	3,321	(1,299)	(39.1)
Interest expenses	(4,598)	(2,203)	(2,395)	(108.7)
Share of losses of associate	(1)	-	(1)	(100.0)
Total other (expenses) income, net	(2,525)	1,128	(3,653)	323.8

Income before income taxes	3,473	3,733	(260)	(7.0)
Income tax expenses	(1,428)	(774)	654	84.5
Net income	2,045	2,959	(914)	(30.9)
Less: income attributable to non-controlling interest	(168)	(963)	(795)	(82.6)
Net income attributable to controlling interest	1,877	1,996	(119)	(6.0)

Other comprehensive income:
Net income	2,045	2,959	(914)	(30.9)
Foreign currency translation adjustments	276	1,888	(1,612)	(85.4)
Total comprehensive income	2,321	4,847	(2,526)	(52.1)

Key Components of Results of Operations

Revenues

Our Group’s revenue comprises of bunkering services, vessel chartering services and ship management services as tabulated below:

	Total Revenue		Inter-Segment		Revenue from Customers
	For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,		Variance – Increase
	2024	2023	2024	2023	2024	2023	(Decrease)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000%
Analysis By Segment:
Bunkering services	688,210	631,608	-	-	688,210	631,608	56,602	9.0
Vessel chartering services	7,097	8,041	7,097	6,847	-	1,194	(1,194)	(100.0)
Ship management services	1,917	1,911	1,519	1,633	398	278	120	43.2
Total Revenue	697,224	641,560	8,616	8,480	688,608	633,080	55,528	8.8

Overall

Our Group’s overall revenue for FY2024 had increased by 8.8%, or equivalent to $55.5 million, to $688.6 million from $633.1 million achieved in FY2023 due to rise in contribution from the bunkering service segment, as it contributed more than 99% of our Group’s revenue. The increase in revenue in FY2024 was primarily attributable to an increase in the volume of oil cargo bunkered of approximately 6.0%, from 933,418 metric ton in FY2023 to 989,512 metric ton in FY2024.

Bunkering Services

The increase in the bunkering services revenue by $56.6 million to $688.2 million in FY2024 from $631.6 million in FY2023 was substantially attributable to the increase of approximately 6.0% in volume of oil cargo bunkered, from 933,418 metric ton in FY2023 to 989,512 metric ton in FY2024.

The increase in bunkered volume was driven by both our Group’s ongoing efforts to meet customer demand through enhanced operational efficiency. In addition, we expanded our customer base in bunkering services from 90 customers in FY2023 to 101 in FY2024, which further contributed to the increase in bunkered volume and revenue.

We also benefited from higher vessel capacity, as one of our vessels, previously chartered to a third party in FY2023, was redeployed to our bunkering fleet in July 2023 following the expiration of the charter contract to support the expansion of our oil bunkering operations.

Vessel Chartering Services

Our vessel chartering services segment previously generated revenue by chartering vessels to third parties. There was no revenue from vessel chartering services in FY2024, compared to $1.2 million in FY2023, as our Group temporarily discontinued the segment after the chartering contract expired in July 2023. The vessel was subsequently redeployed to our bunkering fleet to support the growth of our oil bunkering operations.

Ship Management Services

Our ship management services, supported by a complete team of qualified professional mariners, also managed third-party vessels, including tugboats used in the port and STS operations that are owned by other subsidiaries within the Straits Group, which are outside our Group.

The ship management services remained steady, generating approximately $0.4 million and $0.3 million in FY2024 and FY2023, respectively.

Cost of revenue

Our cost of sales represents direct expenses incurred to generate revenue. These costs are recorded and accrued as incurred. The cost of sales primarily comprises oil cargo, along with other bunkering operation costs such as bunker own used, port charges, crew wages and consumables, transport costs and agency fees. It also includes vessel operation-related costs, such as vessel consumables, insurance, general upkeep and repair costs.

Its major cost components are as follow:

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Oil cargo sold	656,864	606,451	50,413	8.3
Bunker own used	4,011	4,439	(428)	(9.6)
Crew wages	3,550	3,481	69	2.0
Other operating cost	8,138	6,619	1,519	22.9
Total cost of revenue	672,563	620,990	51,573	8.3

Our overall cost of sales increased by 8.3%, or equivalent to $51.6 million, to $672.6 million for FY2024 from $621.0 million for FY2023, representing 97.7% and 98.1% of our total revenue respectively. This increase was in line with the growth in the volume of cargo bunkered, with oil cargo costs rising to $656.9 million in FY2024 from $606.4 million in FY2023. In addition, other operating costs increased to $8.1 million in FY2024 from $6.6 million in FY2023, primarily due to higher vessel maintenance and bunkering loading costs.

The cost of sales by segments are as follow:

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Bunkering services	672,563	620,610	51,953	8.4
Vessel chartering services	-	380	(380)	(100.0)
Ship management services	-	-	-	-
Total cost of revenue	672,563	620,990	51,573	8.3

Gross Profit and Gross Profit Margin

Overall

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	688,608	633,080	55,528	8.8
Cost of revenue	(672,563)	(620,990)	(51,573)	(8.3)
Gross profit	16,045	12,090	3,955	32.7

Gross profit margin	2.33%	1.91%	0.42%	22.0

As a result of the foregoing, we recorded an overall increase of 32.7% in gross profit, or equivalent to $3.9 million, to $16.0 million for FY2024 from $12.1 million in FY2023.

Nevertheless, our gross profit margin increased marginally by 0.42% to 2.33% in FY2024 from 1.91% in FY2023 due to improved margins in our oil bunkering services.

Bunkering Services

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	688,210	631,608	56,602	9.0
Cost of revenue	(672,563)	(620,610)	51,953	8.4
Gross profit	15,647	10,998	4,649	42.3

Gross profit margin	2.27%	1.74%	0.53%	30.5

Total metric tonne sold (mt)	989,512	933,418	56,094	6.0

Average gross profit per metric tonne	$15.81	$11.78	$4.03	34.2

We recorded an increase of 42.3% in gross profit of bunkering services, or equivalent to $4.6 million, to $15.6 million in FY2024 from $11.0 million in FY2023. Our gross profit margin increased marginally by 0.53% to 2.27% in FY2024 from 1.74% in FY2023.

The average gross profit per metric tonne of oil cargo sold had increased by approximately 34.2%, or equivalent to $4.03 per mt, to $15.81 in FY2024 from $11.78 in FY2023. This improvement was attributable to our strategic focus on penetrating new markets and expanding our customer base contributed to higher sales volumes. We successfully attracted new customers while maintaining strong relationships with existing buyers. Through maintaining a steady demand, we optimized resource usage and lowered the overall cost of providing services for FY2024. In addition, the increase in bunkering activities, which led to higher operational efficiencies, enabling us to leverage economies of scale and optimize our cost structure.

Vessel Chartering Services

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000	%
Revenue	-	1,194	(1,194)	(100.0)
Cost of revenue	-	(380)	380	100.0
Gross profit	-	814	814	100.0

Gross profit margin	-	68.2%	(68.2)%	(100.0)

We recorded a decrease in gross profit of vessel chartering services to nil in FY2024, down from $0.8 million in FY2023. Our gross profit margin decreased to nil in FY2024 from 68.2% in FY2023.

The drop in gross profit of vessel chartering services was due to our Group redeployed the chartered vessel to our bunkering fleet of vessels to meet the growing demand for our bunkering services following the expiration of the charter contract in July 2023.

Ship Management Services

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	398	278	120	43.2
Cost of revenue	-	-	-	-
Gross profit	398	278	120	43.2

Gross profit margin	100%	100%	-	-

We recorded an increase of 43.2% in gross profit of ship management services, or equivalent to $0.1 million, bringing it to $0.4 million in FY2024, up from $0.3 million in FY2023. Our gross profit margin remained steady at 100% in both FY2024 and FY2023.

As the ship management services provides management services, it does not incur any material or labor charges. As such, there was no associated cost of revenue.

Selling and Marketing Expenses

The selling and marketing expenses comprise marketing travelling and advertising expenses incurred by the sales and marketing team.

Our selling and marketing expenses decreased by 60.4% or approximately $0.06 million, to $0.04 million in FY2024, down from $0.1 million in FY2023, due to cost-saving plan on marketing expenses in FY2024.

General and Administrative Expenses

The general and administrative expenses which increased by 2.4% or $0.1 million, to $5.2 million in FY2024 from $5.1 million in FY2023 comprise of the following:

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Staff cost	1,855	1,806	49	2.7
Management fees	499	487	12	2.5
Directors’ remuneration	445	460	(15)	(3.3)
Professional fees	424	415	9	2.2
Leasing license	300	300	-	-
Vessel deposit written off	-	273	(273)	(100.0)
Impairment/ assets written off	71	(5)	76	1,520.0
Others	1,655	1,391	264	19.0
Total general and administrative expenses	5,249	5,127	122	2.4

Staff cost increased by $0.05 million to $1.9 million in FY2024, up from $1.8 million in FY2023. This was mainly due to higher staff-related costs and the recruitment of a senior management member for a subsidiary, Straits Marine Services Pte Ltd in FY2024. This increase was partially offset by the adjustment for the over-provision of staff bonuses for FY2023 in Tumpuan Megah Development Sdn Bhd (“Tumpuan Megah”).

Management fees are paid to Straits Management Services Sdn Bhd, a related company within the Straits Group, remained stable at $0.5 million in both FY2024 and FY2023. These fees cover overall group management and coordination services, encompassing but not limited to listing compliance and requirement, group consolidation and reporting, corporate governance, corporate secretarial, corporate finance, corporate banking, internal audit, accounting, market and public relations to the subsidiaries of our Company.

The lower directors’ remuneration for FY2024 was due to an adjustment for the over-provision of director bonuses for FY2023.

Professional fees include statutory audit fees, tax fees, corporate secretarial fees, and legal fees. The increase in professional fees for FY2024 was due to legal expenses incurred in connection with securing additional trade facilities from local financial institutions.

Corporations incorporated under Labuan Companies Act 1990 are required to pay an annual leasing license fee of $20,000 to Labuan Financial Services Authority (“LFSA”). As such, there was leasing license fee of $0.3 million each in FY2024 and FY2023.

We paid a deposit of approximately $0.3 million in FY2020 for the purchase of a vessel. However, the deposit was written off during FY2023 as the vendor became uncontactable after the COVID-19 Pandemic, and the vessel was not maintained and was in a deplorable condition. We have taken the necessary action in our attempts to recover the deposit paid.

The significant change under impairment was mainly due to an allowance for expected credit loss of our accounts receivable amounted to $0.07 million in FY2024.

The increase in other general and administrative expenses mainly represented (i) an increase in environmental, social, and governance activities payable to a related party, Benua Hijau Sdn Bhd, an entity owned by a controlling shareholder, amounting to $0.1 million; (ii) an increase of $0.1 million in bank charges for issuing $6.5 million in bank guarantees to suppliers; and (iii) an increase in operating costs, such as insurance and travelling expenses, amounting to $0.05 million due to the expansion of business.

Depreciation

Depreciation represents the annual depreciation on the cost of Group’s fleet of 15 vessels, dry-dock cost, tools, office equipment, computer hardware and software, motor vehicles, real property and furniture and fittings.

The increase in depreciation by $0.5 million to $4.8 million in FY2024, up from $4.3 million in FY2023, was due to the addition of dry-dock cost incurred during the year.

Other Income, net

Interest Income

Interest income increased to $0.05 million in FY 2024 from $0.01 million in FY2023. The increase arises from approximately $0.04 million which consists of principal sums approximating $0.1 million and $2.0 million placed with lender bank of Tumpuan Megah as a term deposit and in a designated current account respectively.

Sundry Income

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Gain (Loss) on foreign exchange
Realized	1,851	509	1,342	263.7
Unrealized	(436)	2,473	(2,909)	(117.6)
Cancellation fees	-	230	(230)	(100.0)
Fair value adjustments	-	46	(46)	(100.0)
Miscellaneous income	607	63	544	863.5
Total sundry income	2,022	3,321	(1,299)	(39.1)

Our business activities are substantially denominated in USD, while our assets and liabilities are denominated in our functional currency. We currently do not have a foreign currency hedging policy, as the USD generated from our revenue is sufficient to cover our USD purchases. However, we continue to monitor our foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise. In the current state of RM strengthening against the USD, we recorded a lower net foreign currency gain of $1.4 million for FY2024 as compared to $3.0 million for FY2023.

Cancellation fees are received from customers who cancelled their purchase of oil cargo. There was no cancellation fee recorded in FY2024.

A fair value adjustment of approximately $0.1 million was made in FY2022 on a debt due from the vendor of Tumpuan Megah. Approximately $0.05 million of this impairment was written back in FY2023 following subsequent payment from the vendor. The debt was related to legal fees for a legal case involving Tumpuan Megah prior to the acquisition of Tumpuan Megah by Straits in 2018. The debt currently stood at approximately $1.8 million of which $0.8 million was being repaid through a repayment plan spanning a period beyond 12 months commencing from April 2023 till March 2027. No adjustment was made in FY2024.

Miscellaneous income includes interest income of $0.4 million from related party, Straits Energy Resources Berhad on late payment with interest rate at 8.25%. In addition, there was a $0.2 million adjustment related to the previously recognized value of the acquisition of Straits Marine Fuels & Energy Sdn Bhd.

Interest Expense

Interest expense included interest on trade financing facilities granted to Tumpuan Megah, term loan interest and vessel vendor financing interest.

The increase in interest expense by $2.4 million to $4.6 million in FY2024, up from $2.2 million in FY2023, was due to a higher volume of trade financing facilities granted to Tumpuan Megah, which bear interest rates ranging from 5.82% to 8.25%.

Provision For Income Taxes

Cayman Islands

Our Company was incorporated in Cayman Islands. Under the current tax laws of Cayman Islands, we are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Malaysia

Profits of Malaysian corporations incorporated under the Companies Act 2016 are subject to the prevailing corporate income tax rate of 24%, and this is applicable to SMF, TMDF and Tumpuan Megah.

For corporations incorporated under the Labuan Companies Act 1990, that individually own each of our 15 vessels, their audited net profits are subject to the prevailing corporate income tax rate of 3%.

Singapore

For Singapore incorporated corporations, their prevailing corporate income tax rate is at 17% with the following partial tax exemption on its chargeable income:

1.	75% of its first chargeable income of SGD10,000; and
2.	50% of its next chargeable income of SGD190,000.

With the aforementioned, our Group’s effective tax rate was 41.1% for FY2024 and 20.7% for FY2023. The increase in income tax expenses in FY2024 was primarily due to higher gross profit from our bunkering services, which led to increased operating income. In addition, certain bank charges and professional fees incurred in relation to bank facilities were non-deductible for tax purposes. Furthermore, a non-taxable exchange gain of approximately $2.5 million reduced chargeable income in FY2023, whereas a non-deductible exchange loss of approximately $0.5 million increased chargeable income in FY2024. The reduction in non-taxable income further contributed to the increase in chargeable income for FY2024. Consequently, higher tax expenses and an increased effective tax rate were observed in FY2024. No deferred tax was recognized in FY2024 after the crystallization of deferred tax liabilities arising from assets controlled transfer to Labuan companies.

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Current Income Tax
Based on result for the year	1,458	698	760	108.9
(Over) Under provision in prior years	(30)	168	(198)	(117.9)
	1,428	866	562	64.9
Deferred Tax
Reversal of temporary differences	-	(88)	88	100.0
Over provision in prior years	-	(4)	4	100.0
	-	(92)	92	100.0

Total income tax expense	1,428	774	654	84.5

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Results of Operations

The following table summarizes the results of our operations during the fiscal years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000%
Revenues, net	632,790	701,584	(68,794)	(9.8)
Revenues – related party, net	290	511	(221)	(43.2)
Total revenues	633,080	702,095	(69,015)	(9.8)

Cost of revenues	(619,867)	(687,394)	(67,527)	(9.8)
Cost of revenues – related party	(1,123)	(1,439)	(316)	(22.0)
Total cost of revenues	(620,990)	(688,833)	(67,843)	(9.8)

Gross profit	12,090	13,262	(1,172)	(8.8)

Operating expenses
Selling and marketing expenses	(101)	(71)	30	42.3
General and administrative expenses	(5,127)	(5,731)	(604)	(10.5)
Depreciation expenses	(4,257)	(2,974)	1,283	43.1
Total operating expenses	(9,485)	(8,776)	709	8.1

Income from operations	2,605	4,486	(1,881)	(41.9)

Other income (expense)
Interest income	10	11	(1)	(9.1)
Other income, net	3,321	705	2,616	371.1
Interest expenses	(2,203)	(1,983)	(220)	(11.1)
Total other income (expense), net	1,128	(1,267)	2,395	189.0

Income before income taxes	3,733	3,219	514	16.0
Income tax (expenses) benefits	(774)	9	783	8700.0
Net income	2,959	3,228	(269)	(8.3)
Less: income attributable to non-controlling interest	(963)	(855)	108	12.6
Net income attributable to controlling interest	1,996	2,373	(377)	(15.9)

Net income	2,959	3,228	(269)	(8.3)
Foreign currency translation adjustments	1,888	(312)	2,200	705.1
Total comprehensive income	4,847	2,916	1,931	66.2

Key Components of Results of Operations

Revenues

Our Group’s revenue comprises of bunkering services, vessel chartering services, ship management services and others as tabulated below:

	Total Revenue		Inter-Segment		Revenue from Customers
	For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,		Variance – Increase
	2023	2022	2023	2022	2023	2022	(Decrease)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000%
Analysis By Segment:
Bunkering services	631,608	700,189	-	-	631,608	700,189	(68,581)	(9.8)
Vessel chartering services	8,041	7,158	6,847	5,561	1,194	1,597	(403)	(25.2)
Ship management services	1,911	1,657	1,633	1,428	278	229	49	21.4
Others	-	80	-	-	-	80	(80)	(100.0)
Total Revenue	641,560	709,084	8,480	6,989	633,080	702,095	(69,015)	(9.8)

Overall

Our Group’s overall revenue for FY2023 decreased by 9.8%, or equivalent to $69.0 million, to $633.1 million from $702.1 million achieved in FY2022, due to a drop in contribution from the bunkering service segment which contributed more than 99% of our Group’s revenue. The decline in revenue in FY2023 was primarily attributable to a decrease in the average oil cargo prices by approximately 23.5% as compared to FY2022, which is partially offset by an increase in the volume of oil cargo bunkered of approximately 16.9%, from 798,315 metric ton in FY2022 to 933,418 metric ton in FY2023.

Bunkering Services

The decrease in the bunkering services revenue by $68.6 million to $631.6 million in FY2023 from $700.2 million in FY2022 was substantially attributable to the drop in the average oil cargo prices in FY2023 by approximately 23.5% as compared to FY2022.

However, the decrease in revenue for FY2023 was mitigated by an increase of approximately 16.9% in volume of oil cargo bunkered, from approximately 798,315 metric ton in FY2022 to 933,418 metric ton in FY2023.

The increase in the bunkered volume was contributed by cumulative growth effect of our Group’s continuous marketing effort and brand building both within and out of Malaysia, as Malaysia is a regional maritime hub strategically located along the shipping route between the west and the east.

Our Group which was traditionally a Johor-based operation in the southern part of Peninsular Malaysia, adjacent to Singapore, had in mid-2021 expanded its operation into Malaysia’s largest port, Port Klang which comprise of Northport, Southport and Westport. With this move, we had since increased our oil cargo bunkering revenue to $700.2 million when the full year effect of this expansion into Port Klang was felt in FY2022.

Vessel Chartering Services

Our vessel chartering services segment also chartered vessels to third parties. The revenue had decreased by $0.4 million, or equivalent to approximately 25.2%, to $1.2 million in FY2023 from $1.6 million in FY2022 as our Group had temporarily discontinued the vessel chartering services when the chartering contract expired in July 2023 by redeploying the chartered vessel to its bunkering fleet of vessels to meet its oil bunkering operation growing needs in FY2023.

Ship Management Services

Our ship management services with its complete team of qualified professional mariners also managed third party vessels, including tugboats used in the port and STS operations that are owned by other subsidiaries within the Straits Group, which are out of our Group.

The $0.1 million increase in the revenue of ship management services to $0.3 million in FY2023 from $0.2 million in FY2022 was contributed by the management of tugboats owned by TMDEL’s related companies that had increased its tugboats from 2 to 3 in FY2023.

Others

Other revenues comprise of sales of fresh water and it had been discontinued as our Group had converted its water barge into oil vessel to support the growing needs of its oil bunkering operation.

Cost of Revenue

Our cost of sales represents direct expenses incurred to generate revenue. Such cost incurred are recorded and accrued for as incurred. Cost of sales comprise primary of oil cargo, with other bunkering operation cost such as bunker own used, port charges, crew wages and consumables, transport cost and agency fees, together with vessel operation related cost, such as vessel consumables and insurance, general upkeep and repair cost.

Its major cost components are as follow:

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000	%
Oil cargo sold	606,451	674,095	(67,644)	(10.0)
Bunker own used	4,439	4,504	(65)	(1.4)
Crew wages	3,481	3,553	(72)	(2.0)
Other operating cost	6,619	6,681	(62)	(0.9)
Total cost of revenue	620,990	688,833	(67,843)	(9.8)

Our overall cost of sales decreased by 9.8%, or equivalent to $67.8 million, to $621.0 million for FY2023 from $688.8 million for FY2022, representing 98.1% and 98.1% of our total revenue respectively. This is in tandem with the 9.8% decreased in our revenue which was a result of lower oil cargo prices in FY2023.

The cost of sales by segments are as follow:

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000%
Bunkering services	620,610	687,937	(67,327)	(9.8)
Vessel chartering services	380	560	(180)	(32.1)
Ship management services	-	-	-	-
Others	-	336	(336)	(100.0)
Total cost of revenue	620,990	688,833	(67,843)	(9.8)

Gross Profit and Gross Profit Margin

Overall

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	633,080	702,095	(69,015)	(9.8)
Cost of revenue	(620,990)	(688,833)	(67,843)	(9.8)
Gross profit	12,090	13,262	(1,172)	(8.8)

Gross profit margin	1.91%	1.89%	0.02%

As a result of the foregoing, we recorded an overall decrease of 8.8% in gross profit, or equivalent to $1.1 million, to $12.1 million for FY2023 from $13.2 million in FY2022.

Nevertheless, our gross profit margin had increased marginally by 0.02% to 1.91% in FY2023 from 1.89% in FY2022 due to improved margins in our vessel chartering services and higher revenue from our ship management services.

Bunkering Services

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	631,608	700,189	(68,581)	(9.8)
Cost of revenue	(620,610)	(687,937)	(67,327)	(9.8)
Gross profit	10,998	12,252	(1,254)	(10.2)

Gross profit margin	1.74%	1.75%	(0.01)%

Total metric tonne sold (mt)	933,418	798,315	135,103	16.9

Average gross profit per metric tonne	$11.78	$15.35	$(3.57)	(23.3)

We recorded a decrease of 10.2% in gross profit of bunkering services, or equivalent to $1.3 million, to $11.0 million for FY2023 from $12.3 million in FY2022. Despite this, our gross profit margin only decreased marginally by 0.01% to 1.74% in FY2023 from 1.75% in FY2022.

The average gross profit per metric tonne of oil cargo sold decreased by approximately 23.3%, or equivalent to $3.57 per mt, to $11.78 in FY2023 from $15.35 in FY2022 as we continued to competitively price our cargo to complement our marketing effort to penetrate new markets to increase our customer base.

Vessel Chartering Services

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	1,194	1,597	(403)	(25.2)
Cost of revenue	(380)	(560)	(180)	(32.1)
Gross profit	814	1,037	(223)	(21.5)

Gross profit margin	68.2%	64.9%	3.3%

We recorded a decrease of 21.5% in gross profit of vessel chartering services, or equivalent to $0.2 million, to $0.8 in FY2023 from $1.0 million in FY2022. Our gross profit margin had increased marginally by 3.3% to 68.2% in FY2023 from 64.9% in FY2022.

The decrease in the gross profit was due to the expiry of the charter agreement in July 2023, and was not renewed as the Group had decided to redeploy the chartered vessel to our bunkering fleet of vessels to meet our growing bunkering business. The marginal improvement in its margin in FY2023 was due to the suspension of charter fee income during the dry-dock period in FY2022.

Ship Management Services

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	278	229	49	21.4
Cost of revenue	-	-	-	-
Gross profit	278	229	49	21.4

Gross profit margin	100%	100%	-

We recorded an increase of 21.4% in gross profit of ship management services, or equivalent to $0.1 million, to $0.3 million for FY2023 from $0.2 million in FY2023. Our gross profit margin remained steady at 100% in FY2023 and FY2022.

As the ship management services provides management services, it does not incur any material or labor charges. As such, there was no associated cost of revenue.

Others

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	-	80	(80)	(100.0)
Cost of revenue	-	(336)	336	100.0
Gross profit (loss)	-	(256)	(256)	(100.0)

Gross profit (loss) margin	-	-ve Margin	-ve Margin

This comprised of sale of fresh water, which had been discontinued as it was unable to secure sufficient external revenue to sustain the operating cost of the water barge, and hence it would be more efficient to convert the water barge into an oil vessel to support the growth of our oil bunkering operation.

Selling and Marketing Expenses

The selling and marketing expenses comprise of marketing travelling and advertising expenses incurred by the sales and marketing team.

The increase by 42.3%, or equivalent to $0.03 million, to $0.10 million in FY2023 from $0.07 million in FY2022 was due to increase in the volume bunkered despite the drop in revenue which was resulted from drop in cargo prices.

General and Administrative Expenses

The general and administrative expenses which decreased by 10.5%, or equivalent to $0.6 million, to $5.1 million in FY2023 from $5.7 million in FY2022 comprise of the following:

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000%
Staff cost	1,806	1,601	205	12.8
Management fees	487	486	1	0.2
Directors’ remuneration	460	470	(10)	(2.1)
Professional fees	415	271	144	53.1
Leasing license	300	280	20	7.1
Vessel deposit written off	273	-	273	100.0
Impairment/ assets written off	(5)	1,255	(1,260)	(100.4)
Others	1,391	1,368	23	1.7
Total General and administrative expenses	5,127	5,731	(604)	(10.5)

The increase in staff cost by $0.2 million to $1.8 million in FY2023 from $1.6 million in FY2022 was contributed by the increase in staff force, annual salary adjustments and staff incentive trip that had been resumed after the recovery of the COVID-19 Pandemic during the 2020 to 2022 period.

Management fees are paid to Straits Management Services Sdn Bhd, a related company of our Group within the Straits Group for the provision of overall group management and coordination services, encompassing but not restricted to listing compliance and requirement, group consolidation and reporting, corporate governance, corporate secretarial, corporate finance, corporate banking, internal audit, accounting, market and public relations to the subsidiaries of our Company.

The lower directors’ remuneration for FY2023 was due to the expense of FY2021’s 13th month salary into for FY2022 instead of FY2021.

Professional fees include statutory audit fees, tax fees, corporate secretarial fees, and legal fees. The increase in professional fees to 0.4 million in FY2023 from $0.3 million in FY2022 was due to legal fees amounting to approximately $0.06 million incurred for securing an additional RM35.0 million in trade facilities from a local financial institution, and $0.05 million for advisory fees on an intended listing exercise in FY2021.

Corporations incorporated under Labuan Companies Act 1990 are required to pay an annual leasing license fee of $20,000 to Labuan Financial Services Authority (“LFSA”). The increase of $20,000 in FY2023 is for license fees paid to transfer M.T. Escolar from Tumpuan Megah to its existing wholly owned subsidiary, Escolar Asia Ltd which require a registration with LFSA.

We had paid a deposit of approximately $0.3 million in FY2020 for the purchase of a vessel. However, the deposit was written off during FY2023 as the vendor was uncontactable after the COVID-19 Pandemic, while the vessel was not maintained and in a deplorable condition. We had taken the necessary action in our attempt to recover the deposit paid.

An impairment of approximately $1.26 million was made on the trade debts due from Sapura Offshore Sdn Bhd, Sapura Subsea Services Sdn Bhd, and Sapura Geosciences Sdn Bhd in FY2022 as these receivables are currently undergoing a debt restructuring exercise which is pending court judgment.

Depreciation

Depreciation represents the annual depreciation on the cost of Group’s fleet of 15 vessels, dry-dock cost, tools, office equipment, computer hardware and software, motor vehicles, real property and furniture and fittings.

The increase in depreciation by $1.3 million to $4.3 million in FY2023 from $3.0 million in FY2022 was contributed by dry-docking cost incurred during the year coupled with the full year effect of vessel acquired and dry-docking cost incurred in FY2022.

Other Income, net

Interest Income

Interest income arises from approximately $0.6 million which consist of principal sums approximating $0.1 million and $0.4 million placed with Tumpuan Megah’s lender bank as a term deposit and in a designated current account respectively, and cumulative interest profit of approximately $0.02 million earned thereon from the lender bank, as one of the securities pledged for trade facilities granted to Tumpuan Megah.

Sundry Income

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000%
Gain (Loss) on foreign exchange
Realized	509	1,005	(496)	(49.4)
Unrealized	2,473	(220)	2,693	122.4
Gain on disposal of fixed assets	230	-	230	100.0
Fair value adjustments – Gain (Loss)	46	(146)	192	131.5
Miscellaneous income	63	66	(3)	(4.5)
Total sundry income	3,321	705	2,616	371.1

Our business activities are substantially denominated in USD, while our assets and liabilities are denominated in our functional currency. We currently do not have a foreign currency hedging policy as the USD generated from our revenue is sufficient to cover our USD purchases. However, we continue to monitor our foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise. In the current state of RM weakening against the USD, we had recorded a higher net foreign currency gain of $3.0 million for FY2023 as compared to $0.8 million for FY2022.

Cancellation fees are received from customers who had cancelled their purchase of oil cargo.

A fair value adjustment of approximately $0.1 million was made in FY2022 on a debt due from the vendor of Tumpuan Megah. Approximately $0.05 million of this impairment had been written back in FY2023 following subsequent payment from the vendor. The debt was related to legal fees for a legal case involving Tumpuan Megah prior to the acquisition of Tumpuan Megah by Straits in 2018. The debt currently stood at approximately $1.5 million of which $0.8 million was being repaid through a repayment plan spanning a period beyond 12 months commencing from April 2023 till March 2027.

Interest Expense

Interest expense include interest on Tawarruq Working Capital Financing-i granted to Tumpuan Megah, term loan interest and vessel vendor financing interest.

The increase in interest expense by $0.2 million to $2.2 million in FY2023 from $2.0 million in FY2022 was due to increase in the base lending interest rate of its Tawarruq Working Capital Financing-i by 25% basis points from 8.00% to 8.25%.

Provision For Income Taxes

Cayman Islands

Our Company was incorporated in Cayman Islands. Under the current tax laws of Cayman Islands, we are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Malaysia

Profits of Malaysian corporations incorporated under the Companies Act 2016 are subject to the prevailing corporate income tax rate of 24%, and this is applicable to SMF and Tumpuan Megah.

For corporations incorporated under the Labuan Companies Act 1990, that individually own each of our 15 vessels, their audited net profits are subject to the prevailing corporate income tax rate of 3%.

Singapore

For Singapore incorporated corporations, their prevailing corporate income tax rate is at 17% with the following partial tax exemption on its chargeable income:

1.	75% of its first chargeable income of SGD10,000; and
2.	50% of its next chargeable income of SGD190,000.

With the aforementioned, our Group’s effective tax rate for FY2023 was 20.7%, while the tax credit for FY2022 was due to the crystallization of deferred tax liabilities arising from assets controlled transfer to Labuan companies.

	For the Years Ended December 31,		Variance –
	2023	2022	Increase (Decrease)
	$’000	$’000	$’000%
Current Income Tax
Based on result for the year	698	881	(183)	(20.8)
Under-provision in prior years	168	12	156	130.0
	866	893	(27)	(3.0)
Deferred Tax
Reversal of temporary differences	(88)	(973)	885	90.9
(Over) Under provision in prior years	(4)	71	(75)	(105.6)
	(92)	(902)	810	89.7

Total income tax expense / (credit)	774	(9)	783	8700.0

5.B. Liquidity and Capital Resources

We are exposed to liquidity risk, which is the risk that we may encounter difficulties in meeting our financial obligations as they become due. We manage this risk by maintaining adequate levels of cash and cash equivalents, monitoring cash flows, and maintaining access to financing sources.

As of December 31, 2024, we had net working capital deficit of $12.5 million. Despite this, we believe that we can meet all our financial obligations as they become due in the foreseeable future. This conclusion is based on a detailed assessment of our financial position, forecast, and plans up to the date of approval of these financial statements.

Key considerations in this assessment include:

●	Our high utilization rate of trade facilities and good payment track record suggest that trade facilities amounting to approximately $79.3 million and supplier purchasing limits of $7.0 million will be available for the next 12 months.
●	As of December 31, 2024, we had balances of available trade facilities amounting to $10.1 million to support our operational needs.

Prior to our initial public offering on April 22, 2025, our principal sources of liquidity to finance our operating activities were from the working capital, trade financing from financial institutions, suppliers credit financing and cash generated from business operation.

On April 22, 2025, we consummated our initial public offering on the NYSE American. In this offering, 3,100,000 ordinary shares were issued at a price of $3.25 per share. In addition, we entered into an underwriting agreement with the underwriter on April 21, 2025, which granted the underwriter a 45-day option to purchase up to an additional 465,000 ordinary shares at the public offering price of $3.25 per share to cover any over-allotment. Subsequently, on April 22, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 465,000 ordinary shares at the public offering price of $3.25 per share. The initial public offering closed on April 22, 2025 and the exercise of the over-allotment option closed on April 24, 2025, with gross proceeds totaling $11.59 million, before deducting underwriting discounts and offering expenses.

We believe that our existing cash resources, anticipated cashflow from operations, anticipated cash raised from financings together with net proceeds from pre-IPO investors and this public offering will be sufficient to meet and fund our anticipated operation working capital and capital expansion requirements for the next 12 months from the date of this annual report.

The amount of proceeds to be utilized for our operation and expansion plans will also depend on the amount of cash generated from our operation and strategic decisions we may make that could alter our expansion plans and the amount of funding required for such plans.

Nevertheless, we can increase our cash reserves and enhance our liquidity position for future expansion plans through possible additional capital raising by both our Group and its ultimate holding company through issuing additional equity or debt securities or credit facilities from financial institutions. Such issuance of additional equity in our Company would result in a dilution to our shareholders, while incurrence of indebtedness would increase fixed obligations and bring along operating covenants that would restrict our operations.

As at December 31, 2024, our cash and cash equivalents were approximately $16.1 million, comprising primarily in cash and cash equivalent.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the year ended December 31, 2024, 2023 and 2022 as indicated.

	For the Years Ended December 31,
	2024	2023	2022
	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(24,290)	654	518
Net cash used in investing activities	(3,761)	(3,148)	(6,605)
Net cash provided by (used in) financing activities	38,655	(2,489)	8,046
Net increase (decrease) in cash and restricted cash	10,604	(4,983)	1,959
Effect of exchange rates on cash and restricted cash	636	(1,456)	(891)
Cash and restricted cash, beginning of year	4,830	11,269	10,201
Cash and restricted cash, end of year	16,070	4,830	11,269

Operating Activities

Our cash inflow from operating activities was principally from collections of revenue. Our cash outflows used in operating activities was principally for payment of oil cargo purchased, operating expenses, staff cost and general administrative expenses.

The net cash used in operating activities for FY2024 was $24.3 million, after adjusting for non-cash items which includes:

i.	$4.8 million in depreciation charges for FY2024. The increase in depreciation charges was due to additional capital expenditure incurred on docking expenditure in FY2024.

Meanwhile, the changes in FY2024 working capital were mainly attributable by the following operating assets and liabilities:

i.	Decrease in accounts receivable by $2.8 million as the collection of accounts receivable had improved due to our successful repayment plan implementation, in which we established a repayment installment agreement with a customer for the repayment of the outstanding balance and hence leading to a reduction in account receivables;
ii.	The increase in the bunkered cargo volume and the implementation of improved inventory control, resulting in a lower inventory level maintained in FY2024 by $6.5 million;
iii.	Decrease in other receivables and current assets by $5.1 million, mainly due to advance payments being utilized to settle previous secured orders with the increase in bunkering service. In addition, $1.3 million was paid for deferred IPO expenses; and
iv.	Decrease in accounts payable and accrued expenses by $45.3 million following the acquisition of new bank facilities to support our operations. This enabled the settlement of accounts payable and advance payments for cargo expenses, thus reduced accrued expenses.

The net cash provided by operating activities for FY2023 was $0.7 million, after adjusting for non-cash items which includes:

i.	$4.3 million in depreciation charges for FY2023. The increase in depreciation charges was due to additional capital expenditure incurred during the year and the full effect of previous year’s capital expenditure incurred, as disclosed under the investing activities’ cash flow below; and
ii.	Reversal of deferred tax of $0.1 million as the vessels were transferred from Tumpuan Megah to the respective Labuan companies as part of our risk management strategy and practices, representing the transfer of one vessel in FY2023.

Meanwhile, the changes in FY2023 working capital were mainly attributable to the following operating assets and liabilities:

i.	Increase in accounts receivable by $15.6 million as we extended our credit terms to garner higher cargo volumes despite the drop in overall revenue which was due to lower global cargo prices;
ii.	The conversion of a water barge into a bunker vessel and cessation of the chartering out of a vessel in FY2023 to meet increasing fuel cargo demand enabled us to increase our inventory holding by $6.0 million;
iii.	Increase in other receivables and current assets by $9.5 million was substantially due to advance payment amounting to $6.2 million in anticipation of higher demand by customers subsequent to year end. There was also a further $2.2 million pledged to a supplier for an additional $7.0 million in credit limit and $0.6 million in deferred IPO expenses; and
iv.	Increase in accounts payable by $19.3 million, aligned with an increase of 54.0% of sales to approximately $24.0 million in the month of December 2023 as compared to the month of December 2022 and an increase in accrued expenses by $6.4 million due to deferring supplier payment for cargo oil procurement in response to the higher sales in December 2023.

The net cash provided by operating activities for FY2022 was $0.5 million, after adjusting for non-cash items which includes:

i.	$3.0 million in depreciation charges for FY2022. The increase in depreciation charges was due to additional capital expenditure incurred during the year;
ii.	$1.1 million in provision of expected credit losses on our accounts receivable for FY2022; and
iii.	Reversal of deferred tax as four vessels amounted to $0.9 million were transferred from Tumpuan Megah to the respective Labuan companies as part of our risk management strategy and practices.

Meanwhile, the changes in FY2022 working capital were mainly attributable by the following operating assets and liabilities:

i.	Decrease in accounts receivable by $2.7 million, driven by the timing of collections as a number of customers cleared their outstanding balances before year-end;
ii.	The increase in oil bunkering revenue required us to increase our inventory holding maintained by $1.8 million to support operational demand;
iii.	Increase in amounts due from related parties by $3.0 million attributable to working capital advances to related parties;
iv.	Decrease in other receivables and current assets by $5.2 million was substantially due to utilization of advance payments made to suppliers for cargo purchase with increased sales; and
v.	Decrease in accounts payable by $9.3 million was facilitated by an increase in the existing bank facility limits by approximately $10.2 million, enabling timely payments to our suppliers.

Investing Activities

Our cash flow used in investing activities was mainly carrying out our periodic dry-dock activities which amounted to $3.8 million, $3.1 million and $3.5 million in FY2024, FY2023 and FY2022, respectively. The dry-dock activities are necessary to maintain our fleet of vessels in good performing conditions to ensure smooth bunkering operation apart from complying with the strict and stringent operation procedures and requirements of our suppliers and loading terminals. These spendings are financed by our internally generated funds.

In addition, in FY2022, we acquired a leasehold property and a vessel at $0.8 million and $2.3 million respectively.

Financing Activities

Our cash flow provided by financing activities amounted to $38.7 million for FY2024. It mainly represented proceeds from borrowings obtained through additional trade facilities from banks, offset by repaying our vessel vendors who provided vendor-financed borrowing for vessel acquisitions amounting to $50.9 million. In addition, we also advanced $12.2 million to our related parties, of which $11.9 million was unsecured, had no fixed repayment term and interest bearing at 8.25%.

Our cash flow used in financing activities amounted to $2.5 million for FY2023, representing $2.8 million in repayment to our vessel vendors who provided vendor-financed borrowing for vessel acquisitions. In addition, we received proceeds totaling $0.3 million from our related parties.

Our cash flow provided by financing activities amounted to $8.0 million for FY2022. It primarily consisted of net proceeds from borrowing amounting to $7.0 million. Other than payments to existing vendor-financed borrowings for vessel acquisitions and trade financing facilities, we secured additional working capital financing for operation and a property loan amounting to $0.6 million to partially finance the leasehold property acquired. In addition, we received $0.6 million in capital contribution and $0.6 million in proceeds from related parties in FY2022.

Analysis of items with major changes on the consolidated balance sheets as at December 31, 2024 and 2023

	As of December 31,
	2024	2023
	$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents	16,070	4,830
Accounts receivable, net	20,322	22,552
Inventory, net	9,667	15,811
Due from related parties	11,593	3,802
Other receivables and current assets	20,207	24,201
Total current assets	77,859	71,196

Non-Current Assets
Property, plant and equipment, net	32,133	33,173
Investments, net	89	4
Operating lease right of use asset (“ROU asset”), net	17	22
Total Non-Current Assets	32,239	33,199

Total Assets	110,098	104,395

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	7,426	52,268
Other payables	1,503	1,620
Short-term loans	79,269	24,104
Due to related parties	627	523
Taxes payable	774	109
Operating lease liabilities - current portion	9	21
Long-term debt payable - current portion	777	2,910
Finance lease payable - current portion	11	10
Total current liabilities	90,396	81,565

Non-Current Liabilities
Operating lease liabilities - non-current	8	2
Long term debt payable	504	553
Finance lease payable	57	65
Total Non-Current Liabilities	569	620

Total Liabilities	90,965	82,185

Shareholders’ Equity
Ordinary share, par value $0.0001 per share; 500,000,000 shares authorized; 20,000,000 shares issued and outstanding at December 31, 2023 and 2022, respectively	2	2
Additional paid-in capital	4,635	8,114
Retained earnings	12,582	7,340
Accumulated other comprehensive income	664	1,989
Total equity attributable to equity holders’ of TMD Energy Limited	17,883	17,445
Non-controlling interests	1,250	4,765
Total Equity	19,133	22,210

Total Liabilities and Shareholders’ Equity	110,098	104,395

Cash and Cash Equivalents

This represents cash on hand and in bank accounts, including fixed deposits pledged for banking facilities. The increase in cash and cash equivalents was primarily due to additional trade facilities obtained from banks for operational purposes.

Accounts Receivable, Net

Accounts receivable mainly arise from our bunkering services. The decrease in receivables was due to a repayment installment agreement established with a customer to settle an outstanding balance.

Inventory, Net

Inventory consists of marine gas oil (“MGO”) and low sulfur fuel oil (“LSFO”) held for sale, as well as bunker fuel for vessel operations. The vessels primarily use MGO as bunker fuel. The decrease in inventory was mainly due to higher bunkering services and improvements in inventory management in FY2024, which reduced our stock of oil cargo.

Due From (To) Related Parties

This represents transactions occurring in the ordinary course of business, as well as advances provided to or received from related parties to support the Group’s operational activities. The increase was primarily attributable to an advance to Straits, part of which were unsecured, interest bearing at 8.25% and had no fixed repayment terms.

Other Receivables and Current Assets

These include advance payments, supplier deposits for trade purposes, and deferred offering costs. Supplier deposits were pledged to secure purchase credit limits and refundable only upon termination of the credit limit or offsetting against outstanding supplier balances. The decrease was due to the utilization of advance payments to suppliers amid increased bunkering services, as well as higher deferred offering costs.

Property, Plant and Equipment, Net

Property, plant, and equipment, net, comprise vessels, docking fees, tools, equipment, and other assets. The decrease in property, plant and equipment, net was primarily attributable to the increase in accumulated depreciation, which outpaced additions in docking expenditures associated with our bunkering operations.

Accounts Payable and Accrued Expenses

In FY2024, we secured additional trade facilities from various banking institutions, which provided us with the financial flexibility needed to settle long-outstanding payables. Moreover, greater access to funding enabled us to place advance payments with suppliers, ensuring a smoother procurement process and securing orders ahead of schedule, resulting in a significant decrease in accrued expenses.

Short-term Loans

Short-term loans represent trade facilities granted by various banking institutions to finance the purchase and importation of goods essential for our business operations. In FY2024, we successfully obtained additional trade facilities to meet our operational needs, ensuring adequate funding for timely supplier payments.

Long Term Liabilities

These consist of long-term debt used to finance leasehold properties, vessels, and motor vehicles. The decrease in long-term liabilities was mainly due to the repayment of a vessel installment loan, with no additional long-term debt incurred in FY2024.

Operating Lease Liabilities

Our operating lease liabilities represent the operating lease of our Johor Bahru offices. These liabilities had gradually declined as scheduled lease payments were made.

Capital Expenditures

We had a capital expenditure of $3.8 million and $3.1 million for FY2024 and FY2023 respectively. These were financed through funds generated from operations.

Capital Commitments

As at December 31, 2024, there was no material capital expenditures or purchase commitment to acquire vessels. Should there arise a need to expand the existing fleet of vessels, we will seek financing from financial institutions or vendors of vessels with an extended long term payment schedule.

5.C. Research and Development, Patent and Licenses, etc.

Not applicable. The Company has not undertaken any Research and Development activities in the past three years.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statement in accordance with U.S. GAAP, which requires us to make judgement, estimation and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during each reporting period. We continually evaluate these judgements, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgements about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from these estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) allowance for doubtful accounts; (iii) impairment of long-lived assets; (iv) leases; and (v) income taxes. See Note 2 - Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Revenue Recognition

We adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by us in our determination of revenue recognition: (1) identification of the contract, or contracts, with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the company satisfy a performance obligation.

We derived our revenues from a diverse range of maritime services provided to clients within the industry.

1.	Sales of cargo oil and fresh water, and bunkering facilitation

Revenue generated from sales of cargo oil and fresh water, and bunkering facilitation involves the procurement and delivery of marine gas oil, low sulfur fuel oil, and fresh water for delivery to customers’ ships. We recognize revenues at a point in time when cargo oil and fresh water have been delivered and accepted by the customer, indicating fulfillment of the performance obligation.

Sales of cargo oil and fresh water, and bunkering facilitation are not capable of being a distinct and separately identifiable. The performance obligation is only considered satisfied when sales of cargo oil and fresh water and bunkering facilitation are completed simultaneously.

2.	Vessel chartering services

Revenue generated from vessel chartering services involves arranging charters for marine transportation for various purposes such as cargo transportation or offshore operations. We recognize revenues over time based on the time elapsed between the delivery of a vessel to a charterer and the return of a vessel from the charterer and invoicing is done on a monthly basis.

3.	Ship management services

Revenue from ship management services involves providing technical management, crew management, marine consultancy, and shipping services. We recognize revenues at a point in time when services are rendered and accepted by customer indicating fulfillment of the performance obligation.

We considered as a principal for all the revenues we generate above as we are directly involved in the procurement, delivery, and provision of the goods and services to customers. As the principal, we assume the risks and rewards associated with the transactions, including responsibility for fulfilling the performance obligations and bearing any associated costs and risks, bears the risk of loss or damage to inventory, bears the credit risk associated with customers’ ability to pay for the goods or services. Therefore, we recognize revenue at the gross amount.

Credit Losses on Financial Instruments

The Company recognizes credit losses on financial instruments in accordance with ASC Topic 326, Financial Instruments – Credit Losses. The Company uses the Current Expected Credit Losses (“CECL”) model to estimate credit losses on financial assets measured at amortized cost, as well as certain off-balance sheet credit exposures.

Under the CECL model, the estimation of credit losses involves significant judgment and estimation uncertainty. Management exercises its judgment based on historical loss experience, current economic conditions, and reasonable and supportable forecasts. Changes in these factors could have a material impact on the estimated credit losses.

The Company has evaluated its account receivables and recognized a credit loss of $69,474, $nil and $1,129,178 for the years ended December 31, 2024, 2023 and 2022 respectively.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Our current directors and executive officers, their ages and positions are as follows:

Directors and Executive Officers	Age	Position
Dato’ Sri Kam Choy Ho	61	Chairman of the Board, Executive Director and Chief Executive Officer
Dato’ Leong Yan Yoong	64	Executive Director
Datin Fong Shiang Ng	46	Independent Director
Mr. Kok Chaw Leong	62	Independent Director
Mr. Yick Fabian Shin	56	Independent Director
Mr. Chee Mun Hoh	59	Chief Financial Officer

Below is a summary of the business experience of each our executive officers and directors:

Dato’ Sri Kam Choy Ho, aged 61, is an Executive Director and Chief Executive Officer and joined our Group since its inception. He has been appointed as the Chairman of the Board on March 31, 2025. He is primarily responsible for the overall strategic planning, business development and management of our Group. He has over 35 years of experience in the commercial management of vessels in the shipping industry. Apart from our Group, he has been a director of R.H. Pacific Shipping (Agencies) Limited (previously known as Hotama Pacific Shipping (Agencies) Limited) since August 1997, a company that primarily engages in shipping and transportation of bulk/bagged cargo until May 2023. He joined Straits in August 2016 as a non-independent and non-executive director and was re-designated as an executive director in January 2017. He is currently the group managing director of Straits, and is responsible for the overall business management and strategic development.

Dato’ Leong Yan Yoong, aged 64, has been appointed as our Executive Director on March 31, 2025, and he is primarily responsible for the corporate affairs, advising on corporate strategies, policies and other general matters of our Group. Prior to joining our Group, he was the marketing officer of Arab Malaysian Credit Berhad from June 1986 to September 1988, and was responsible for the business development of the leasing division. From October 1988 to November 1989, he was a dealer with Arab Malaysian Merchant Bank Bhd attached to the money division. From 1992 to 2000, he was attached to several financial institutions such as Chung Khiaw Bank Ltd, British American Insurance Limited and a few broking houses, dealing in corporate loans, investments, properties and equity market. From June 2001 to June 2017, he was employed by CIMB Investment Bank Berhad, with his last position as Senior Vice President. He joined Straits in July 2017 as the Corporate Advisor and has been an executive director of Straits since August 2022. He is primarily responsible for advising and handling all matters related to Straits Group’s corporate affairs, mergers and acquisitions, restructuring, fund raising, corporate planning/strategies and special projects.

Dato’ Yoong has been a Chartered Accountant of the Chartered Institute of Management Accountants, United Kingdom (“CIMA”) since May 1986. He was admitted as an Associate Member of the CIMA in December 1993 and designated as a Chartered Global Management Accountant in October 2021. He was admitted as a Chartered Accountant and a member of the Malaysian Institute of Accountants (“MIA”) in December 2021.

Datin Fong Shiang Ng, aged 46, has been appointed as our Independent Director, the chairlady of audit committee, and a member of the compensation committee and nominating and corporate governance committee on March 31, 2025. Datin Fong Shiang Ng has over 22 years of experience in finance, accounting, internal controls, corporate finance and governance. Prior to joining our Group, she was employed by Hong Leong Bank Berhad from June 2002 to April 2009 with her last position as the branch manager of the Shah Alam branch. She was responsible for overseeing the daily operations and sales of the Shah Alam branch. From April 2009 to January 2011, she was the Section Head of the Transformation Office of RHB Capital Berhad, and was responsible for projects management and merger and acquisitions of the group. From February 2011 to August 2014, she was employed by RHB Bank Berhad with her last position as Section Head, Distribution Business Banking Group. From September 2014 to November 2016, she was a financial consultant, and she was responsible for providing financial advisory services to companies in the construction and property development industry. From December 2016 to November 2022, she has been the chief financial officer of Perfect Channel Sdn. Bhd., a steel manufacturing company, at which she was responsible for the overall financial management of the company. She has been an independent non-executive director of Straits since August 2022. She was appointed as executive director of PTT Synergy Group Berhad since May 2023, a listed company registered in Main Market of Bursa Malaysia, being one of the leading construction companies specialized in Earthwork & Infrastructure Works. The group has expanded into property development, primarily focuses on industrial warehouse and total intralogistics solutions. Datin Fong Shiang Ng received a bachelor’s degree in economics from the University Sains Malaysia, Penang in 2002.

Mr. Kok Chaw Leong, aged 62, has been appointed as our Independent Director, the chairman of compensation committee, and a member of the audit committee and nominating and corporate governance committee on March 31, 2025. Mr. Leong has over 27 years of experience in the banking industry whom he started his career with Malayan Banking Berhad in 1983. He is specializing in government contract financing & international trade financing. Prior to joining our Group, he was employed by Affin Bank Berhad from 1989 to 2007 with his last position as senior manager of the Small and Medium Enterprise (“SME”) Department. He was responsible for marketing of new clients, helping clients with their financial and investment planning, achieving sales targets and ensuring excellence in bank-clients relationship. From 2007 to 2009, he served as the senior relationship manager with Ambank Berhad, and responsible for providing financial advices to the emerging corporate clients on their financial needs and assisting them in restructuring existing banking facilities. From 2009 to 2020, he set up and managing an international logistics company which is primarily engaged in providing the one stop logistics solutions, including forwarding, custom clearance, warehousing and distribution to his local clients and international clients from China and Korea. Since January 2023, he has been an independent director of Straits. Mr. Leong has been a Certified Credit Professional of the Institute Bank-Bank Malaysia in 2003.

Mr. Yick Fabian Shin, aged 56, has been appointed as our Independent Director, the chairman of nominating and corporate governance committee, and a member of the audit committee and compensation committee on March 31, 2025. Mr. Shin has over 26 years of experience in investment banking and financial management. Prior to joining our Group, he worked in the audit department of Deloitte Touche Tohmatsu from August 1991 to February 1994. From November 1999 to July 2015, he worked in various investment banks including as the Deputy Chief Executive Officer of CMB International Capital Corporation Limited. He was an independent non-executive director of China Tianrui Automotive Interiors Co., Ltd. from December 2018 to September 2020 and a non-executive director of Pak Tak International Limited (stock code: 6162) from February 2017 to February 2023 (stock code: 2668), all of which are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). He also served as an independent director of Bio-Key International, Inc, a company listed on Nasdaq Capital Market (symbol: BKYI) from November 2017 to September 2020. Mr. Shin has also been an independent non-executive directors of Lisi Group Holdings Limited (stock code: 526) since January 2013, Newton Resources Ltd (stock code: 1231) since August 2015 and Zhengye International Holdings Company Limited (stock code: 3363) since May 2019, all of which are listed on the Hong Kong Stock Exchange.

Mr. Shin graduated from the University of Birmingham in England with a bachelor’s degree in commerce in July 1990. He was admitted as a fellow of The Association of Chartered Certified Accountants in March 2000.

Mr. Chee Mun Hoh, aged 59, is the chief financial officer of our Company. He is responsible for formulating corporate strategies, overall management of financial, merger and acquisitions and capital market affairs of our Group. Mr. Hoh has over 38 years of experience in finance, accounting, internal controls and corporate governance. Prior to joining our Group, he was an article clerk of BDO Binder from May 1985 to December 1989. From January 1990 to April 1995, he was employed by Ernst & Young with his last position as audit senior. From May 1996 to August 2004, he was the group accountant of Fella Group, a regional furniture manufacturer cum retailer, where he was responsible for overseeing the accounts, finance, internal audit, human resources and information technology. From March 2005 to August 2012, he served as the Finance Director of VHQ Post (M) Sdn. Bhd, a provider of media production services which is headquartered in Singapore, where he was responsible for overseeing the accounts, finance and corporate secretarial matters in Malaysia, Singapore, Indonesia, Thailand, Vietnam and China. From August 2012 to February 2017, he provided general management consultancy and Goods and Services Tax services in Malaysia. From May 2015 to May 2024, he served as an independent non-executive director of QES Group Berhad, a leading integrated solution provider specialized in manufacturing, distribution and provision of engineering services for inspection, test, measuring, analytical and automated handling equipment in Malaysia which is listed on the Main Market of Bursa Malaysia (stock code: 0196). During his tenure in QES Group Berhad, he was the chairman of its audit committee until June 2022 before he became the chairman of its remuneration committee until May 2024. He joined Straits as a financial controller in April 2017 and has been promoted to the Group Chief Financial Officer cum General Manager of Straits in July 2022. He is responsible for the overall financial management of the company.

He completed his Malaysian Institute of Certified Public Accountant Professional (“MICPA”) Examination in 1993 and was admitted as a member of MICPA in January 1994 and subsequently admitted into the MIA as a Chartered Accountant in October 1994.

Family Relationships

There are no family relationships among any of our directors or executive officers.

6.B. Compensation

Set forth below is the compensation paid during the fiscal year ended December 31, 2024, for each of our executive officers and directors:

Name	2024 Compensation (USD)
Dato’ Sri Kam Choy Ho	101,574
Dato’ Leong Yan Yoong	-
Datin Fong Shiang Ng	-
Mr. Kok Chaw Leong	-
Mr. Yick Fabian Shin	-
Mr. Chee Mun Hoh	-

6.C. Board Practices

Term of Office

Pursuant to our amended and restated memorandum and articles of association, subject to the rules of the NYSE American, the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting, or upon any specified event or after any specified period in a written agreement between our Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the Board. For so long as our Ordinary Shares are listed on the NYSE American, no individual Director’s term shall exceed three years, and a majority of the Directors shall stand for re-election within every consecutive two-year period.

Executive Officer Agreement with our Chief Executive Officer and Chief Financial Officer

Each of our Chief Executive Officer and Chief Financial Officer currently serves under an employment agreement, each dated December 10, 2024 (the “Executive Officer Agreements “). Under the Executive Officer Agreements, each of our Chief Executive Officer and Chief Financial Officer is entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. The Executive Officer Agreements may be terminated in accordance with our articles of association. None of the Executive Officer Agreements provides for benefits upon termination of employment of our executive officers.

Directors Agreements

On March 28, 2025, we entered into Director Agreements (the “Director Agreements”) with each of our directors. The term of each such appointment commenced from April 22, 2025 and shall continue until the director’s successor is duly elected or appointed and qualified or until the director’s earlier death, disqualification, resignation or removal from office, pursuant to the terms of the Director Agreement, the Company’s then current Memorandum and Articles of Association, as may be amended from time to time, or any applicable laws, rules, or regulations. None of the Director Agreements provides for benefits upon termination of appointment of our directors.

Committees of the Board

We have established and will maintain three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted the charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Datin Fong Shiang Ng, Mr. Kok Chaw Leong and Mr. Yick Fabian Shin and is chaired by Datin Fong Shiang Ng. We have determined that each of these three directors satisfies the “independence” requirements of the NYSE American Company Guide and meet the independence standards under Section 10A(m)(3) under the Exchange Act, as amended. We have determined that Datin Fong Shiang Ng qualifies as an “audit committee financial expert”. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with management and the independent registered public accounting firm in separate executive sessions;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Kok Chaw Leong, Mr. Yick Fabian Shin and Datin Fong Shiang Ng and is chaired by Mr. Kok Chaw Leong. We have determined that each of these three directors satisfies the “independence” requirements of the NYSE American Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Kok Chaw Leong, Datin Fong Shiang Ng and Mr. Yick Fabian Shin and is chaired by Mr. Yick Fabian Shin. We have determined that each of these three directors satisfies the “independence” requirements of the NYSE American Company Guide. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing candidates recommended by the Director, Company’s management and shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance of the Nominating and Corporate Governance Committee.

Foreign Private Issuer Exemption

We are a “foreign private issuer”, as defined by the SEC. As a result, in accordance with the rules and regulations of NYSE American, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with NYSE American corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the NYSE American rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and executive officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE American rules, as permitted by the foreign private issuer exemption.

If we rely on our home country corporate governance practices in lieu of certain of the rules of the NYSE American, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE American. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the NYSE American corporate governance rules, save for the requirement of Section 110 of the NYSE American Company Guide to file quarterly reports on Form 6-K, we intend to comply with the NSYE American corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Duties of Directors

Under Cayman Islands law, our Directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him and to exercise the skill they actually possess. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to act in a manner that contravenes our memorandum and articles of association or the Cayman Islands Companies Act.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, we had no outstanding equity awards.

6.D. Employees

As at 31 December 31, 2024, our Group had 66 full-time employees, with 54 employees located in Malaysia and 12 employees located in Singapore. We also have 155 ship crews which are employed on a fixed-term employment basis with a contract length of between 3 months to 9 months stationing in our fleet of bunkering vessels. Our employees are classified by functions as follows:

Function	Number of Employees
Management	7
Administration	6
Bunkering service segment	17
Support service segment	34
Vessel chartering service segment	2
Ship crews	155
Total	221

6.E. Share Ownership

The following table sets forth, as of the date of this report, the beneficial ownership of our Ordinary Shares by each executive officer and Director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 23,565,000 Ordinary Shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
5% or greater shareholders
Straits Energy Resources Berhad (1)	15,336,523	65.1%
Dato’ Mohd Suhaimi Bin Hashim	1,737,467	7.4%
Mr. Yong Sing Goo	1,737,467	7.4%
Platinum Gate Capital Pte. Ltd. (2)	1,188,543	5.0%

Directors and executive officers
Dato’ Sri Kam Choy Ho	-	-
Dato’ Leong Yan Yoong	-	-
Datin Fong Shiang Ng	-	-
Mr. Kok Chaw Leong	-	-
Mr. Yick Fabian Shin	-	-
Mr. Chee Mun Hoh	-	-
Directors and executive officers as a group (six individuals)	-	-

(1)	Straits Energy Resources Berhad, or Straits, a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia (stock code: 0080), is the record holder and beneficial owner of the shares reported herein. The registered office of Straits is located at No. 149A, 149B, 151B, Persiaran Raja Muda Musa, 42000 Port Klang, Selangor Darul Ehsan, Malaysia. Straits’ board of directors has voting and/or dispositive control over the shares held by Straits. Straits’ board of directors currently consists of ten (10) directors, namely, Y.A.M. Dato’ Seri Tengku Baharuddin Ibni Al-Marhum Sultan Mahmud Al-Muktafi Billah Shah, Dato’ Sri Kam Choy Ho, Dato’ Leong Yan Yoong, Mr. Tony Han Tan (Chen Han), Tan Sri Mohd Bakri Bin Mohd Zinin, Mr. Fook Heng Leong, Ms. Harison Binti Yusoff, Mr. Kok Chaw Leong, Datin Fong Shiang Ng and Mr. Hung Ming Ho (alternate director to Tan Sri Mohd Bakri Bin Mohd Zinin).

As at the date of this report, Dato’ Sri Kam Choy Ho has (i) a direct interest of approximately 9.41% in Straits; and (ii) an indirect interest of approximately 6.46% through Sturgeon Asia Ltd and his brothers’ shareholdings in Straits.

(2)	Platinum Gate Capital Pte. Ltd., or Platinum Gate, a limited liability company incorporated in Singapore, is the record holder of the shares reported herein. Platinum Gate is owned 80% by Mr. Tony Han Tan (Chen Han) and 20% by Mr. Kwang Liong Djie, each of whom a director of Platinum Gate. By virtue of Mr. Tan and Mr. Djie’s control over Platinum Gate, each of them may be deemed to beneficially own shares held by Platinum Gate. The registered office of Platinum Gate is located at 10 Anson Road, #28-12 International Plaza, Singapore (079903).

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

7.B. Related Party Transactions

Except as set forth below, during our preceding three financial years up to the date of this report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Set forth below are the related party transactions  of our Group that occurred during the past three fiscal years up to the date of this report.

Name	Relationship	Nature	For the period from January 1, 2025 up to the date of this report	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Dato’ Sri Kam Choy Ho (Note 1)	Our Director	Advances from Dato’ Sri Kam Choy Ho (Note 2)	$-	$-	$(21,716)	$(11,312)
Ho Hung Ming	Son of Dato’ Sri Kam Choy Ho	Remuneration paid to Ho Hung Ming	(25,560)	(72,487)	(67,895)	(67,730)
Straits	Controlling Shareholder	Working capital advances to Straits (Note 2)	14,052,731	8,636,466	1,623,241	1,320,934
		Management service provided by Straits	-	-	-	(142,919)
Victoria STS (Labuan) Sdn. Bhd. (“VSTS”)	An entity controlled by Straits	Sales of marine gas oil to VSTS	-	-	151,349	235,544
		Sales of ship management service to VSTS	78,701	177,534	122,240	19,584

		Purchase of tugboat services from VSTS	(20,499)	(9,402)	(21,201)	(21,808)
		Trade balances due from/ (to) VSTS	1,080,345	963,284	631,778	220,016
Victoria 1 Limited	A subsidiary of VSTS, an entity controlled by Straits	Sales of ship management service to Victoria 1 Limited	-	-	-	53,341
		Sales of marine gas oil to Victoria 1 Limited	-	-	-	76,732
		Trade balances due from Victoria 1 Limited	-	-	-	82,675
Victoria 2 Limited	A subsidiary of VSTS, an entity controlled by Straits	Sales of marine gas oil to Victoria 2 Limited	-	-	-	97,939
		Sales of ship management service to Victoria 2 Limited	-	-	-	22,962
		Trade balances due from Victoria 2 Limited	-	-	-	59,209
Victoria 3 Limited	A subsidiary of VSTS, an entity controlled by Straits	Trade balances due from Victoria 3 Limted	-	72,310	74,066	2,957
		Sales of ship management service to Victoria 3 Limited	-	-	16,788	-
Sinar Maju Logistik Sdn. Bhd. (“SML”)	An entity controlled by Straits	Shipping agency services provided by Sinar Maju Logistik Sdn. Bhd.	(79,734)	(270,505)	(525,067)	(867,297)
		Sales of fresh water to Sinar Maju Logistik Sdn. Bhd.	-	-	-	5,117
		Trade balances due from/ (to) Sinar Maju Logistik Sdn. Bhd.	181,279	95,841	(30,420)	368,942
Sinar Maju Marin Sdn. Bhd.	A subsidiary of SML, an entity controlled by Straits	Shipping agency service provided by Sinar Maju Marin Sdn. Bhd.	(10,402)	(69,404)	(71,606)	(47,566)
		Trade balances due from/ (to) Sinar Maju Marin Sdn. Bhd.	(1,013)	(1,710)	(19,865)	(3,394)
Straits Alliance Transport Sdn. Bhd.	An entity controlled by Straits	Advance to Straits Alliance Transport Sdn. Bhd. (Note 2)	1,091	1,057	1,024	925
Straits Management Services Sdn. Bhd.	An entity controlled by Straits	Trade balances due to Straits Management Services Sdn. Bhd.	(425,598)	(395,226)	(154,982)	(144,243)
		Management fees paid to Straits Management Services Sdn. Bhd.	-	(499,091)	(269,897)	(144,036)
Benua Hijau Sdn. Bhd.	An entity controlled by Straits	Advance to/(from) Benua Hijau Sdn. Bhd (Note 2)	-	-	110	(11,197)
		Advance on CSR Cost due to Benua Hijau Sdn Bhd	(93,360)	(98,504)	-	-
		CRS Cost paid to Benua Hijau Sdn Bhd	-	(98,658)	-	-
Megah Port Management Sdn. Bhd.	An entity controlled by Straits and disposed on September 30, 2024	Advance to Megah Port Management Sdn. Bhd. (Note 2)	-	-	93	97
Straits CommNet Solutions Sdn. Bhd.	An entity controlled by Straits	Advance to Straits CommNet Solutions Sdn. Bhd. (Note 2)	-	-	-	16
Pan Management Services Ltd.	An entity controlled by Straits	Trade balances due (to)/ from Pan Management Services Ltd.	(75,542)	(131,081)	(295,610)	(208,254)
		Management fees paid to Pan Management Services Ltd.	-	-	(234,137)	(198,567)
Black Hummer Security Sdn. Bhd.	An entity controlled by Tan Sri Mohd Bakri Bin Mohd Zinin, one of the director of Tumpuan Megah	Security service fees paid to Black Hummer Security Sdn. Bhd.	-	-	(1,448)	(16,877)
		Trade balances due to Black Hummer Security Sdn. Bhd.	-	-	-	(1,493)
Dato’ Mohd Suhaimi bin Hashim	Director of Tumpuan Megah and shareholder of TMDF	Advances	(231)	(224)	-	-
Raja Ismail Bin Raja Mohamed	Director of Tumpuan Megah	Reimbursable legal fee from Raja Ismail Bin Raja Mohamed	1,794,499	1,823,609	1,469,762	1,298,736

Notes:

1.	Dato’ Sri Kam Choy Ho, the Chairman of our Board, Executive Director and the Chief Executive Officer of our Company, is also the Group Managing Director of Straits.

2.	The advances to/ (from) related parties are unsecured and repayable on demand.

7.C. Interests of Experts and Counsels

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

8.B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Ordinary Shares are listed on the NYSE American under the symbol “TMDE”, and began trading on April 21, 2025.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See our disclosures above under “9.A. Offer and Listing Details.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

As of the date hereof, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each. As of the date of this report, 23,565,000 Ordinary Shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

10.B. Memorandum and Articles of Association

Information on our Memorandum and Articles of Association is incorporated herein by reference to the section headed “Description of Securities” of the Company’s Registration Statement on Form  F-1 in connection with the IPO filed on February 27, 2025 (Registration No. 333-283704).

10.C. Material Contracts

For the two years immediately preceding the date of this report, we have not entered into any material contracts other than in the ordinary course of business and other than those described below and in Item 6 “Directors, Senior Management and Employees”, Item 7 “Major Shareholders and Related Party Transactions” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

In connection with the IPO, the Company entered into an underwriting agreement with Maxim Group LLC (as representatives of the underwriters named therein), dated April 21, 2025, attached as Exhibit 1.1 to the Company’s Current Report on Form 6-K filed on April 23, 2025 and incorporated herein by reference.

10.D. Exchange Controls

No foreign exchange controls exist in the Cayman Islands. See “Item 4. Information on the Company- B. Business Overview- Regulations”.

10.E. Taxation

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or, after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010, but is not otherwise party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Our Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions Act (Revised). In accordance with the provision of Section 6 of The Tax Concessions Act (Revised), the Governor in Cabinet undertakes with our Company:

●	that no law that is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations shall apply to our Company or its operations; and

●	in addition, that no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(a)	on or in respect of the shares, debentures, or other obligations of our Company; or

(b)	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (Revised).

These concessions shall be for a period of 20 years from October 26, 2023.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including NYSE American. It is unclear whether dividends that we pay on our Ordinary Shares will meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares. Dividends received on our Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our Company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Loeb & Loeb LLP, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Taxation in Malaysia

Income Tax

The principal legislation that governs a person’s income tax in Malaysia is the Income Tax Act 1967 (the “ITA”). The regulatory body implementing and enforcing the ITA is the Inland Revenue Board of Malaysia (“IRB”). Pursuant to section 3 of the ITA, income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to section 8 of the ITA, a company is a tax resident in Malaysia if its management and control of its business or any one of its businesses are exercised in Malaysia. Management and control are normally considered to be exercised at the place where the directors’ meetings concerning management and control of the company are held.

However, section 3B of the ITA provides that tax shall not be charged under the ITA on income in respect of Labuan business activity carried on by a Labuan company, other than a Labuan company which has made an election under section 3A of the Labuan Business Activity Tax Act 1990 (“LBATA”).

The income tax rate payable by a resident company under the ITA differs depending generally on the amount of the company’s paid-up capital and gross business income in relation to the particular YA. A resident company will be taxed at 24% (YA 2024) for all its chargeable income; unless it is a resident company incorporated in Malaysia with a paid-up capital not exceeding RM2.5 million and gross business income of not more than RM50 million in which case it would be subject to an income tax rate (YA 2024) of 15% on the first RM150,000 of chargeable income, 17% on chargeable income above RM150,000 up to RM600,000 and 24% for chargeable income above RM600,000. However the aforesaid 3-tier rates do not apply to a resident company incorporated in Malaysia (notwithstanding having a paid-up capital not exceeding RM2.5 million and gross business income of not more than RM50 million) where (a) more than 50% of the ordinary shares of the resident company are directly or indirectly owned by a company whose paid up capital for that YA is more than RM2.5 million (“related company”) or (b) more than 50% of the ordinary shares of the related company is directly or indirectly owned by the resident company or (c) more than 50% of the ordinary shares of the resident company and the related company are directly or indirectly owned by another or (d) more than 20% of the ordinary shares of the resident company are directly or indirectly owned by one or more companies incorporated outside Malaysia or by one or more individuals who are not citizens of Malaysia.

Pursuant to the ITA, a non-resident company—namely, a company which does not fall under the purview of section 8 of the ITA—is subject to the following tax rates (YA 2024):

Types of Income	Rate (%)
Business income derived from Malaysia or received in Malaysia from outside Malaysia	24
Interest	15*
Royalties derived from Malaysia	10
Services rendered in Malaysia in connection with use of property or rights or installation of plant, machinery or other apparatus purchased	10
Advice given or assistance or service rendered in Malaysia in connection with the management or administration of scientific, industrial or commercial undertaking, venture, project or scheme	10
Rental or other payment for use of moveable properties	10
Dividends	Exempt
Other income	10

Note: Where the recipient is resident in a country that has a double tax agreement with Malaysia, the tax rates for the specific sources of income may be reduced.

* Interest paid to a non-resident person (other than such interest accruing to a place of business in Malaysia) by a licensed banking institution in Malaysia is exempt from tax.

Capital Gains Tax

With effect from January 1, 2024, tax is chargeable under the ITA on income of a company, limited liability partnership, trust body or co-operative society for a YA in respect of gains or profits from disposal of capital assets. “Capital assets” is defined in the ITA as movable or immovable property outside Malaysia including any rights or interest thereof and moveable property situated in Malaysia which are unlisted shares of companies incorporated in Malaysia Gains or profits derived from the disposal of capital asset which is a share of a controlled company incorporated outside of Malaysia (“relevant company”) shall be deemed to be derived in Malaysia and tax is chargeable under ITA where the relevant company (i) owns real property situated in Malaysia and the value of the real property situated in Malaysia is not less than 75% of the value of its total tangible assets and/or (ii) owns shares of another controlled company which value is not less than 75% of the value of its total tangible assets at the date of acquisition of the shares of the relevant company under Section 15C of the ITA.

The effective date for disposal of capital assets situated in Malaysia which is subject to capital gains tax was deferred to March 1, 2024 following the capital gains tax exemption granted from January 1, 2024 to February 29, 2024, pursuant to Income Tax (Exemption) (No.7) Order 2023 for disposal of unlisted shares of companies incorporated in Malaysia and Income Tax (Exemption) (No.2) Order 2024 for disposal of shares under section 15C of the ITA. The tax rate is 10% of the chargeable income from the disposal of capital asset situated in Malaysia. In the event the capital asset was acquired before January 1, 2024, taxpayer has the option to choose either 10% as aforesaid or 2% on the gross disposal price of the capital asset for capital gains tax purposes.

The tax rate for the gains on disposal of foreign capital assets received in Malaysia is based on the prevailing income tax rate of the tax payer. Pursuant to the Income Tax (Exemption) (No.3) Order 2024, gains from the disposal of foreign capital assets received in Malaysia will be exempted from capital gains tax from 1 January 2024 until 31 December 2026 subject to compliance with the economic substance requirements as specified in the guidelines issued by the Inland Revenue Board of Malaysia. This tax exemption order does not apply to a person carrying on the business of banking, insurance, sea transport or air transport.

Profit Distribution and Withholding Tax

Malaysia is under the single-tier tax system, under which income tax imposed on a company’s chargeable income is a final tax, and dividends distributed are exempt from tax in the hands of the shareholders pursuant to section 108 of the ITA. As such, companies are not required to deduct tax from dividends paid to shareholders, and no tax credits will be available to offset against the recipient’s tax liability. Corporate shareholders receiving exempt single-tier dividends can, in turn, distribute such dividends to their own shareholders, who are also exempt on such receipts.

In addition, while Malaysia imposes withholding tax on certain payments to non-resident, such as interest, royalties, contract payments, and special classes of income, Malaysia does not do so on dividends in addition to tax on the profits out of which the dividends are declared. Such position aligns with the double taxation agreements (“DTAs”) concluded by Malaysia with an extensive number of countries, including the United States. Pursuant to the DTAs, no withholding tax will be imposed on dividends paid by Malaysian companies to non-residents. However, the dividend received by an individual shareholder in excess of RM100,000 annually, whether in monetary form or otherwise from a company is deemed to be derived from Malaysia and will be subject to income tax at the rate of 2% effective from YA2025.

Labuan business activity carried on by a Labuan company

Pursuant to section 3 of the LBATA, a Labuan entity carrying on a Labuan business activity shall be charged to tax in accordance with the LBATA for each YA in respect of that Labuan business activity.

Labuan business activities comprise of:

(a)	Labuan trading activities (which includes banking, insurance, trading, management, licensing, shipping operations or any other activity which is not a Labuan non-trading activity); and

(b)	Labuan non-trading activities (namely the activity relating to the holding of investments in securities, stock, shares, loans, deposits or any other properties situated in Labuan by a Labuan entity on its own behalf), carried on in, from or through Labuan, excluding any activity which is an offence under any written law.

In order to qualify as a Labuan entity under the LBATA, a Labuan company incorporated under the Labuan Companies Act shall carry on Labuan business activities complies which fulfil the substance requirements under the Labuan Business Activity Tax (Requirements For Labuan Business Activity) Regulations 2021 (“LBAT Regulations”) regulating the number of full time employees in Labuan, adequacy of annual operating expenditure in Labuan as well as in respect of its Labuan non-trading activities, compliance with the conditions in relation to the control and management in Labuan.

Income tax at the rate of 3% of audited net profits shall be charged on a Labuan entity carrying on Labuan business activities which is a Labuan trading activity for that YA and no tax is chargeable on Labuan business activities which is a Labuan non-trading activity (excluding income derived from royalty and other income derived from an intellectual property right if it is receivable as consideration for the commercial exploitation of that right, for which such income shall be taxable under the ITA). A Labuan entity carrying on a Labuan business activity which fails to comply with the substance requirements under the LBAT Regulations for the YA shall be charged to tax at the rate of 24% upon its chargeable profits for that YA.

Taxation in Singapore

The following summary of Singapore income tax consequences of an investment in our Ordinary Shares is general in nature and based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other Singapore. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares.

Corporate Income Tax

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore.

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on income accrued in or derived from Singapore; and foreign sourced income received or deemed received in Singapore, unless otherwise exempted. Foreign-sourced income is deemed to be received in Singapore when it is (i) remitted to, transmitted or brought into Singapore; (ii) used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or (iii) used to purchase any movable property brought into Singapore.

Foreign income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident corporate taxpayer are exempted from Singapore tax provided that the following qualifying conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)	at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15%; and

(iii)	the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

A non-Singapore tax resident corporate taxpayer is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore, subject to certain exceptions.

The prevailing corporate tax rate in Singapore is 17%. In addition, a corporate income tax rebate of 50% of the corporate tax payable was granted to all taxpaying companies, whether tax resident or not, for the year of assessment (“YA”) 2024. The maximum total rebate a company could receive under this rebate is SGD40,000.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first SGD100,000 of a company’s annual normal chargeable income, and one-half of up to the next SGD100,000, a year for each of the company’s first three YAs from YA 2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate.

Individual Income Tax

An individual is a tax resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he resides in Singapore.

Individual taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore. All foreign-sourced income received in Singapore on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is exempt from Singapore income tax if the Comptroller of Income Tax in Singapore is satisfied that the tax exemption would be beneficial to the individual. A Singapore tax resident individual is taxed at progressive rates ranging from 0% to 24%.

Non-resident individuals, subject to certain exceptions and conditions, are subject to Singapore income tax on income accruing in or derived from Singapore at the rate of 24%.

Gains on Disposal of Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Ordinary Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the Inland Revenue Authority of Singapore (“IRAS”) regards as the carrying on of a trade or business in Singapore.

Holders of our Ordinary Shares who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Ordinary Shares is made. Holders of our Ordinary Shares who may be subject to this tax treatment should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Ordinary Shares.

Dividend Distributions

All Singapore tax resident companies are currently under the one-tier corporate tax system (“one tier system”). Under the one-tier system, the tax on corporate profits is final and dividends paid by a Singapore resident company are tax exempt in the hands of a shareholder, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

TMD Energy Limited is not considered a tax resident in Singapore for Singapore income tax purposes, the dividend payments made by TMD Energy Limited would be considered sourced outside Singapore (unless they arise from activities which IRAS regards as the carrying on of a trade or business in Singapore). Foreign-sourced dividends received or deemed to be received in Singapore are exempt from Singapore income tax.

Dividends received in respect of our Ordinary Shares whether by a Singapore tax resident or a non-Singapore tax resident as a shareholder are not subject to any withholding tax in Singapore.

Stamp Duty

As TMD Energy Limited is incorporated in the Cayman Islands, and the Ordinary Shares are not registered in any register kept in Singapore, no stamp duty is payable in Singapore on any instrument of transfer upon a sale or gift of our Ordinary Shares.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive agreement for the avoidance of double taxation between the U.S. and Singapore which applies to withholding taxes (if any) on dividends or capital gains.

Goods and Services Tax (“GST”)

The issuance of our Ordinary Shares in connection with the IPO is not subject to Singapore GST.

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the Goods and Services Tax Act 1993 or satisfies certain GST concessions.

Where our shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 9%. This rate has been raised from 8% to 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

See note 14 of the notes to the consolidated financial statements included elsewhere in this report for a discussion of taxation.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. In accordance with Section 610(a) of the NYSE American Company Guide, we will also post this annual report on Form 20-F on our website at www.tmdel.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Please see Item 4.C. “Organizational Structure – Our Subsidiaries” above.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company main interest rate risk arises from trade financing facilities and bank term loans (“Borrowings”) with floating interest rates, which expose us to cash flow interest rate risk. Our borrowings at variable rate are mainly denominated in Malaysian Ringgit and Singapore Dollars. Company considers its interest rate risk to be manageable and not likely to cause significant disruption to the business.

As of December 31, 2024, the Company had an outstanding principal of $79,805,107 for the borrowings. The Company estimates that a 1% (100 basis points) increase or decrease in the Base Lending Rate, Cost of Fund Rate and Singapore Overnight Rate Average would result in an increase or decrease in annual interest expense of approximately $0.8 million. The Company has not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

Foreign Exchange Risk

The functional currencies of the Company are RM and SGD, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, accounts receivable and accounts payable. Any significant fluctuation of the functional currencies against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

Market Price Risk

We are not currently exposed materially to commodity price risk or market price risk.

Inflation

We are exposed to increases in operating costs arising from various vessel operations, including crewing, vessel repair and maintenance costs, drydocking expenses, insurance premium and fuel prices, due to inflation. However, we do not anticipate inflation to have a material impact on our operations and financial results as fuel cargoes are a necessity for the shipping and maritime industry and we are able to pass along any significant increase in our fuel cargo costs to our customers through our pricing model.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.E. Use of Proceeds

On March 31, 2025, the registration statement (File No. 333-283704) (the “Registration Statement”) relating to the Company’s IPO was declared effective by the SEC. In connection therewith, the Company entered into an underwriting agreement with Maxim Group LLC, dated April 21, 2025. On April 22, 2025, the Company consummated the IPO of 3,100,000 ordinary shares, par value $0.0001 per share at a price of $3.25 per share (the “Offering Price”), pursuant to the Underwriting Agreement. The underwriters were granted a 45-day option to purchase up to additional 465,000 Ordinary Shares to cover over-allotments, if any. The underwriters exercised their over-allotment option fully on April 22, 2025, the underwriters purchased an additional 465,000 Ordinary Shares at the Offering Price.

The IPO (including the sale of the Ordinary Shares to cover over-allotment) generated gross proceeds to the Company of approximately $11.59 million. We incurred a total of $1.25 million listing expenses and the net offering proceeds  to us after deducting the total expenses was $10.34 million. As at the date of this report, we had utilized 55%, 29% and 11% of the IPO proceeds for purchase of cargo, listing expenses and general and corporate expenses respectively.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Nevertheless, the Company acknowledge that it has shortcomings in its internal control over its financial reporting due to our lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. To address this, we have implemented a number of measures to address the material weakness identified, including: (1) engaging qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function; and (2) hiring independent directors, establishing an audit committee and strengthening corporate governance. We also plan to (1) expand the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (2) establish clear roles and responsibilities to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed, (3) establish effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures, and (4) implement deferred taxation computation software and group consolidation software.

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024.

(b) Management’s annual report on internal control over financial reporting

The management of the Company is responsible for establishing, maintaining, and assessing the effectiveness of internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2024, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with management’s assessment, management identified a material weakness related to a lack of sufficient accounting personnel with the appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements. This deficiency limited our ability to prepare financial statements in accordance with applicable standards and regulatory requirements. To address this, we have implemented a number of measures to address the material weakness identified, including: (1) engaging qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function; and (2) hiring independent directors, establishing an audit committee and strengthening corporate governance. We also plan to (1) expand the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (2) establish clear roles and responsibilities to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed, (3) establish effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures, and (4) implement deferred taxation computation software and group consolidation software.

Based on management’s assessment, and except for the material weakness described above, no other material weaknesses were identified as of December 31, 2024. Accordingly, management concluded that, aside from this disclosed weakness, our internal control over financial reporting was effective as of that date.

Our chief executive officer and chief financial officer have certified that, based on such officer’s knowledge, the financial statements and other financial information included in this annual report on Form 20-F fairly present in all material respects the financial position, results of operations and cash flows of the Company as of, and for, the periods presented in this report. In addition, the Company continues to implement its remediation plan to fully address the identified material weakness and further strengthen its internal control environment.

(c) Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer exempted from Section 404(b) of the Sarbanes-Oxley Act.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Datin Fong Shiang Ng and Mr. Yick Fabian Shin, each an independent director and a member of our audit committee, qualify as “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the NYSE American. Datin Fong Shiang Ng and Mr. Yick Fabian Shin satisfy the “independence” requirements of the NYSE American and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by J&S Associate PLT for the years indicated.

	Year Ended December 31,
	2024	2023
Audit Fees(1)	$270,000	$400,000
Audit-Related Fees(2)	24,895	85,596
Tax Fee(3)	-	-
Other Fees(4)	-	-
Total	$294,895	$485,596

Notes:

1.	Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

2.	Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under audit fees above.

3.	Tax fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the r tax compliance, tax advice, and tax planning.

4.	Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under audit fees and audit-related fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

As an exempted company incorporated in the Cayman Islands and listed on NYSE American, we are subject to corporate governance listing standards of NYSE American. However, the NYSE American rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE American corporate governance listing standards. We currently intend to follow the corporate governance requirements of the NYSE American that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a majority of independent directors and that the audit committee consist of at least three members; and (iv) pursuant to NYSE American Company Guide Rule 713, shareholder approval for issuances of shares equal to or exceeding 20% of outstanding shares.

Pursuant to the home country rule exemption set forth under Section 110 of the NYSE American Company Guide, which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice to the extent not contrary to the federal securities laws. In this regard, we elected to dispense with the requirement of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 and Section 110 of the NYSE American Company Guide for filing quarterly reports on Form 6-K. Ogier, the counsel to the Company as to the laws of the Cayman Islands, has provided a letter of confirmation, as required by the NYSE American, confirming that the governance practices adopted by the Company, in lieu of the Securities Exchange Rules, are compliant with the provisions of the laws of the Cayman Islands and its amended and restated memorandum and articles of association. A copy of the home country rule exemption letter from Ogier was as Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on May 14, 2025.

To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—— Risks Related to our Ordinary Shares - We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

The Board adopted the Insider Trading Policy on March 28, 2025 which has been effective since March 31, 2025, and a copy of the Insider Trading Policy is filed as an exhibit to this annual report.

ITEM 16K.	CYBERSECURITY

Risk Management and strategy

The data processed in our business does not have a bearing on national security, economy operation, social stability or public health and security and thus may not be classified as being sensitive. Nevertheless, we always monitor and maintain information security processes designed to identify, assess and manage material risks from cybersecurity threats to our information systems and critical data, confidential information that is proprietary, strategic or competitive in nature. We use third-party hosted services, communications systems and software and rely on their internally established assessment and management procedures on any cybersecurity threats and risks on the services rendered, system and software used in such services.

Governance

Our independent Directors address cybersecurity risk management as part of its general oversight function. The independent Directors oversee our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by members of our management team who is responsible for hiring appropriate personnel, integrating cybersecurity risk considerations into our overall risk management strategy and communicating key priorities to relevant personnel and approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes and reviewing security assessments and other security-related reports.

Information regarding cyber incidents is reported at the meeting of the management or sooner if warranted. The management will work with the IT team to help mitigate and remediate cybersecurity incidents of which they are notified. The management is responsible for reporting cybersecurity incidents to the Board.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2025).
2.1	Specimen certificate evidencing Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
4.1	Underwriting Agreement dated April 21, 2025 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2025).
4.2	Form of Director Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704 ) filed with the Securities and Exchange Commission on February 27, 2025).
4.3	Form of Executive Officer Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704 ) filed with the Securities and Exchange Commission on February 27, 2025).
4.4	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Clawback Policy
99*	Regulations that may affect our business activities
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TMD Energy Limited

By:	/s/ Dato’ Sri Kam Choy Ho
Name:	Dato’ Sri Kam Choy Ho
Title:	Director and Chief Executive Officer

Date: May 14, 2025

INDEX TO FINANCIAL STATEMENTS

TMD ENERGY LIMITED

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of TMD Energy Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TMD Energy Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2023.

Kuala Lumpur, Malaysia

May 14, 2025

TMD Energy Limited

Consolidated Balance Sheets

As of December 31, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31,
	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$16,069,851	$4,830,347
Accounts receivable, net	20,321,697	22,552,210
Inventory, net	9,667,559	15,810,997
Due from related parties	11,592,567	3,801,459
Other receivables and current assets	20,206,845	24,200,710
Total current assets	77,858,519	71,195,723

Non-Current Assets
Property, plant and equipment, net	32,133,461	33,173,326
Investments, net	88,908	4,343
Operating lease right of use asset (“ROU asset”), net	16,603	21,725
Total Non-Current Assets	32,238,972	33,199,394

Total Assets	$110,097,491	$104,395,117

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$7,426,422	$52,268,010
Other payables	1,502,965	1,620,474
Short-term loans	79,268,515	24,103,740
Due to related parties	626,745	522,593
Taxes payable	773,578	108,503
Operating lease liabilities – current portion	9,223	21,385
Long-term debt payable – current portion	776,753	2,909,764
Finance lease payable – current portion	11,053	10,146
Total current liabilities	90,395,254	81,564,615

Non-Current Liabilities
Operating lease liabilities – non current	7,564	1,596
Long term debt payable	504,319	553,062
Finance lease payable	56,559	65,520
Total Non-Current Liabilities	568,442	620,178

Total Liabilities	90,963,696	82,184,793

Shareholders’ Equity
Ordinary share, par value $0.0001 per share; 500,000,000 shares authorized; 20,000,000 shares issued and outstanding at December 31, 2024 and 2023, respectively	2,000	2,000
Additional paid-in capital	4,634,755	8,113,541
Retained earnings	12,583,150	7,340,067
Accumulated other comprehensive income	663,895	1,989,499
Total equity attributable to equity holders’ of TMD Energy Limited	17,883,800	17,445,107
Non-controlling interests	1,249,995	4,765,217
Total Equity	19,133,795	22,210,324

Total Liabilities and Shareholders’ Equity	$110,097,491	$104,395,117

The accompanying notes are an integral part of these consolidated financial statements.

TMD Energy Limited

Consolidated Statements of Operations and Comprehensive Income

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended December 31,
	2024	2023	2022
Revenues, net	$688,430,008	$632,789,396	$701,584,171
Revenues – related parties, net	177,534	290,377	511,219
Total revenues	688,607,542	633,079,773	702,095,390

Cost of revenues	(671,615,772)	(619,866,604)	(687,393,895)
Cost of revenues – related parties	(947,060)	(1,123,356)	(1,439,070)
Total cost of revenues	(672,562,832)	(620,989,960)	(688,832,965)

Gross profit	16,044,710	12,089,813	13,262,425

Operating expenses
Selling and marketing expenses	(39,664)	(101,302)	(70,600)
General and administrative expenses	(5,249,099)	(5,127,137)	(5,730,970)
Depreciation expenses	(4,758,014)	(4,257,189)	(2,974,083)
Total operating expenses	(10,046,777)	(9,485,628)	(8,775,653)

Income from operations	5,997,933	2,604,185	4,486,772

Other (expenses) income
Interest income	52,126	10,264	11,268
Sundry income	2,022,473	3,321,563	704,626
Interest expenses	(4,598,376)	(2,203,061)	(1,983,204)
Share of losses of associate	(710)	-	-
Total other (expenses) income, net	(2,524,487)	1,128,766	(1,267,310)

Income before income taxes	3,473,446	3,732,951	3,219,462
Income tax (expenses) benefits	(1,428,299)	(774,239)	8,660
Net income	2,045,147	2,958,712	3,228,122
Less: income attributable to non-controlling interest	(167,910)	(962,761)	(855,167)
Net income attributable to controlling interest	$1,877,237	$1,995,951	$2,372,955

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted	20,000,000	20,000,000	20,000,000

Earnings per share:
Basic and diluted	$0.09	$0.10	$0.12

Other comprehensive income:
Net income	$2,045,147	$2,958,712	$3,228,122
Foreign currency translation adjustments	276,068	1,887,789	(311,976)
Total comprehensive income	$2,321,215	$4,846,501	$2,916,146

Comprehensive income including non-controlling interest	$2,321,215	$4,846,501	$2,916,146
Comprehensive income attributable to non-controlling interest	(167,781)	(832,987)	(683,369)
Comprehensive income attributable to controlling interest	$2,153,434	$4,013,514	$2,232,777

The accompanying notes are an integral part of these consolidated financial statements.

TMD Energy Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars, except for the number of shares)

						Equity
	Ordinary shares		Additional		Accumulated Other	Attributable to TMD	Non-
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Energy Limited	Controlling Interests	Total
Balance as of December 31, 2021	20,000,000	$2,000	$10,790,348	$2,971,161	$112,114	$13,875,623	$2,687,876	$16,563,499
Contribution of capital	-	-	-	-	-	-	560,985	560,985
Net income	-	-	-	2,372,955	-	2,372,955	855,167	3,228,122
Foreign currency translation Adjustments	-	-	-	-	(140,178)	(140,178)	(171,798)	(311,976)
Balance as of December 31, 2022	20,000,000	2,000	10,790,348	5,344,116	(28,064)	16,108,400	3,932,230	20,040,630
Return of capital for unissued shares	-	-	(2,676,807)	-	-	(2,676,807)	-	(2,676,807)
Net income	-	-	-	1,995,951	-	1,995,951	962,761	2,958,712
Foreign currency translation Adjustments	-	-	-	-	2,017,563	2,017,563	(129,774)	1,887,789
Balance as of December 31, 2023	20,000,000	2,000	8,113,541	7,340,067	1,989,499	17,445,107	4,765,217	22,210,324
Acquisition of subsidiary	-	-	-	-	-	-	71,484	71,484
Return of capital for unissued shares	-	-	(5,311,880)	-	-	(5,311,880)	-	(5,311,880)
Acquisition of non-controlling interest	-	-	1,833,094	3,365,846	(1,601,801)	3,597,139	(3,754,487)	(157,348)
Net income	-	-	-	1,877,237	-	1,877,237	167,910	2,045,147
Foreign currency translation adjustment	-	-	-	-	276,197	276,197	(129)	276,068
Balance as of December 31, 2024	20,000,000	$2,000	$4,634,755	$12,583,150	$663,895	$17,883,800	$1,249,995	$19,133,795

The accompanying notes are an integral part of these consolidated financial statements.

TMD Energy Limited

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$2,045,147	$2,958,712	$3,228,122
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation expense	4,758,014	4,257,189	2,974,083
Amortization of operating lease ROU assets	21,033	21,107	45,785
Provision of expected credit losses	69,474	-	1,129,178
Impairment of goodwill	1,129	-	-
Written off of assets	373	-	-
Deferred tax liabilities	-	(92,664)	(902,153)
Gain on disposal of assets	-	(18,724)	-
Share of losses of associate	710	-	-
Change in assets and liabilities:
Accounts receivable	2,769,950	(15,597,836)	2,711,150
Inventory, net	6,487,098	(6,016,083)	(1,799,053)
Due from related parties	(536,841)	(740,331)	(2,976,703)
Other receivables and current assets	5,121,986	(9,480,769)	5,243,458
Accounts payable and accrued expenses	(45,253,722)	25,671,804	(9,315,052)
Other payables	(419,027)	68,039	60,108
Taxes payable	651,026	(355,168)	178,396
Contract liability	-	-	(12,811)
Operating lease liabilities	(6,761)	(21,057)	(45,952)
Net cash (used in) provided by operating activities	(24,290,411)	654,219	518,556

Cash flows from investing activities:
Purchase of fixed assets	(3,751,944)	(3,149,397)	(6,605,341)
Acquisition of investment	(83,089)	(4,388)	-
Increase investment in subsidiary	74,120	-	-
Proceeds from disposal of fixed assets	-	6,127	-
Net cash used in investing activities	(3,760,913)	(3,147,658)	(6,605,341)

Cash flows from financing activities:
Proceeds from contribution of capital	-	-	560,985
Proceeds from (Repayment to) borrowings	50,910,672	(2,768,651)	6,950,460
Repayment to finance lease payables	(10,216)	(41,328)	(26,698)
(Advances to) Proceeds from related parties	(12,245,223)	320,485	561,248
Net cash provided by (used in) financing activities	38,655,233	(2,489,494)	8,045,995

Net increase (decrease) in cash and cash equivalents	10,603,909	(4,982,933)	1,959,210
Effect of exchange rate changes on cash and cash equivalents	635,595	(1,456,188)	(891,018)
Cash and cash equivalents, beginning of year	4,830,347	11,269,468	10,201,276
Cash and cash equivalents, end of year	$16,069,851	$4,830,347	$11,269,468

Supplemental disclosures of cash flow information
Income taxes paid	$776,331	$1,220,804	$715,631

Supplemental non-cash investing and financing activities
Acquisition of non-controlling interest by issuance of ordinary shares	$2,798,887	$-	$-
Recognized assets through finance lease liabilities	-	100,771	-
Recognized ROU assets through lease liabilities	15,359	-	41,626
Reversal of additional paid-in capital via decrease in related party receivables	$5,311,880	$2,676,807	$-

The accompanying notes are an integral part of these consolidated financial statements.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 1 - Organization and Principal Business

TMD Energy Limited (“TMDEL”) was incorporated on October 17, 2023 in the Cayman Islands. TMDEL is a holding company without any operations.

TMDEL consummated its initial public offering on the NYSE American on April 22, 2025, issuing 3,100,000 ordinary shares at a price of $3.25 per share. In addition, the Company entered into an underwriting agreement with the underwriter on April 21, 2025, which granted the underwriter a 45-day option to purchase up to an additional 465,000 ordinary shares at the public offering price of $3.25 per share to cover any over-allotment. Subsequently, on April 22, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 465,000 ordinary shares at the public offering price of $3.25 per share. The initial public offering closed on April 22, 2025 and the exercise of the over-allotment option closed on April 24, 2025, with gross proceeds totaling $11,586,250, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on April 21, 2025 on NYSE American and commenced trading under the ticker symbol “TMDE”.

Business Re-organization

The re-organization of the legal entity structure was initialized with the acquisition of TMDEL by Straits Energy Resources Berhad (“Straits”) which was completed on November 21, 2023. Prior to this re-organization, Straits was the shareholder with direct or indirect control over all related entities involved in this re-organization.

●	On December 1, 2023, Straits increased its ownership in Straits Marine Fuels & Energy Sdn Bhd (“SMF”) and its seven subsidiaries (“SMF Group”) from 67% to 100%, with the acquisition of the balance 33% previously held by Tumpuan Megah Development Sdn Bhd (“Tumpuan Megah”). On December 14, 2023, TMDEL acquired 100% ownership of SMF Group from Straits by issuing 3,968,556 ordinary shares of TMDEL to Straits on May 31, 2024.

●	On January 10, 2024, SMF, the wholly-owned subsidiary of TMDEL, acquired 100% ownership of TMD Straits Limited (“TMD Straits”) and TMD Sturgeon Limited (“TMD Sturgeon”) from Straits by issuing 890,026 ordinary shares of TMDEL to Straits on May 31, 2024 and 1,132,607 shares of ordinary shares of TMDEL to Straits on May 31, 2024, respectively.

●	On January 24, 2024, SMF acquired 51% ownership of Straits Marine Services Pte Ltd (“SMS 1”) and its wholly-owned subsidiary, Straits Maritime Services Pte Ltd (“SMS 2”), from Straits by issuing 1,237,055 ordinary shares of TMDEL to Straits on May 31, 2024.

●	On January 24, 2024, SMF acquired 70% ownership of Tumpuan Megah and its six subsidiaries from Straits by issuing 8,108,179 ordinary shares of TMDEL to Straits on May 31, 2024.

The above transaction was treated as a re-organization of the Companies under common control and the financial statements give retroactive effect to these transactions.

On May 31, 2024, SMF acquired the remaining 49% ownership interest of SMS 1 and its wholly-owned subsidiary from the non-controlling interest shareholder by issuing 1,188,543 ordinary shares of TMDEL on May 31, 2024. The non-controlling interest is adjusted in the financial statements prospectively.

On May 31, 2024, SMF acquired the remaining 30% ownership interest of Tumpuan Megah and its six subsidiaries from non-controlling interest shareholders by issuing 3,474,934 ordinary shares of TMDEL on May 31, 2024. The non-controlling interest is adjusted in the financial statements prospectively.

On July 1, 2024, the Company reorganized its legal entity structure, whereby SMF acquired 100% equity interest in all wholly owned subsidiaries of Tumpuan Megah. All related entities have effectively become subsidiaries of SMF, with TMDEL effectively holding ownership and control of SMF and its subsidiaries.

The re-organization transaction is treated as a combination between entities under common control in accordance with ASC 805-50. These entities are considered under common control because they share the same ultimate parent entity, which holds a “controlling financial interest”, as defined by ASC 810, in both entities before and after the re-organization. The historical financial statements of each of the entities are the historical financial statements of the combined entity, with no adjustments made to the entities’ historical revenue, expenses, assets, or liabilities, the components of historical total equity are adjusted to reflect the capital structure of TMDEL in accordance to ASC 805-40-45-3 through 45-5.

On January 3, 2024, Tumpuan Megah acquired a 30% equity interest in TMD Marine Fuels Sdn. Bhd. (“TMDF”) through the purchase of 300 ordinary shares for RM300. On February 23, 2024, Tumpuan Megah acquired an additional 149,700 ordinary shares in TMDF for RM149,700, maintaining its equity interest at 30%. The total cash consideration for these transactions amounted to RM150,000.

In contrast to the reorganization, TMDF is consolidated under ASC 810 due to TMDEL’s ability to exert control over its financial and operational policies, despite holding only a 30% equity interest.

TMDEL and its subsidiaries operate as a comprehensive provider of marine fuel logistics, and offers related services, including vessel chartering services and vessel management services, within the maritime industry.

TMDEL and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 1 - Organization and Principal Business (Continued)

TMDEL and its subsidiaries as at December 31, 2024 is as follows:

Entity Name	Percentage of Ownership	Place of Incorporation	Principal activities
TMD Energy Limited (“TMDEL”)	Parent	Cayman Islands	Ultimate Holding Company
Straits Marine Fuels & Energy Sdn Bhd (“SMF”)	100%	Malaysia	Investment holding
Straits Marine Services Pte Ltd (“SMS 1”)	100%	Singapore	Ship Management Services
Straits Maritime Services Pte Ltd (“SMS 2”)	100%	Singapore	Provision of Shipping Services, General Cleaning & Disinfection
Tumpuan Megah Development Sdn Bhd (“Tumpuan Megah”)	100%	Labuan, Malaysia	Provision of Bunkering Services for Marine Fuels and Petroleum-Based Products
Cavalla Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
Dolphin Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
Escolar Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
Oscar Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
Phoenix Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
S3 Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
TMD Straits Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
TMD Sturgeon Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
SMF Begonia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
SMF Ixora Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
SMF Omura Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
SMF Eden Maritime Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
SMF Beluga Ltd	51%	Labuan, Malaysia	Provision of Vessel Chartering Services
Sierra Pioneer Marine Ltd	51%	Labuan, Malaysia	Provision of Vessel Chartering Services
Katsu Pioneer Marine Ltd	51%	Labuan, Malaysia	Provision of Vessel Chartering Services
TMD Marine Fuels Sdn. Bhd. (“TMDF”)	30%	Malaysia	Dealing in Oil and Petroleum Products, Oil Trading, Oil Bunkering and Related Services

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 1 - Organization and Principal Business (Continued)

The effective organizational flow chart of TMDEL and its subsidiaries as at December 31, 2024 is as follows:

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements and related notes include all the accounts of the Company and its subsidiaries, entities in which the Company directly and indirectly controls. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

TMD Marine Fuels Sdn. Bhd.

TMDEL has consolidated the financial statements of TMDF, in which it holds a 30% equity interest, in accordance with ASC 810, Consolidation. Under ASC 810, entities may be consolidated when the reporting entity exercises control over the investee’s significant financial and operational policies, regardless of ownership percentage, if control exists.

Although TMDEL, through its subsidiary Tumpuan Megah, directly owns only 30% of TMDF, TMDF is considered to be under control due to the governance structure and ownership arrangements. Dato’ Mohd Suhaimi bin Hashim, who holds a 70% equity interest in TMDF, also serves as a common director of Tumpuan Megah. Additionally, Dato’ Sri Kam Choy Ho is the director of TMDF and also serves as a common director of Tumpuan Megah, TMDEL and Straits. As a result of the above, Tumpuan Megah has effective control over the governance, strategic decision making and operations of TMDF.

Based on this assessment of control, management has concluded that TMDEL has the ability to control TMDF’s financial and operational policies, justifying consolidation under ASC 810.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes.

The most significant estimates and judgments include the allowance for doubtful accounts, useful life of property, plant and equipment, residual values for leased assets, income taxes and uncertain tax positions. Actual amounts could differ from those estimates.

Functional Currency and Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. For the subsidiaries whose functional currencies are Ringgit Malaysia (“RM”) and Singapore Dollar (“SGD”), results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

Fair Value of Financial Instruments

The Company follows the provisions of ASC Topic 820, Fair Value Measurements and Disclosures. It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2 – Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
●	Level 3 – Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

	Carrying Amount			Estimated Fair
	Level 1	Level 2	Level 3	Value
December 31, 2024
Investment in equity securities	$-	$-	$88,908	$88,908

December 31, 2023
Investment in equity securities	$-	$-	$4,343	$4,343

For other accounts, the carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables and current assets, short-term loans, accounts payable, and other payables, due to related parties and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments if any with an original maturity term of 90 days or less.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable and Credit Losses on Financial Instruments

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company recognizes credit losses on financial instruments in accordance with ASC Topic 326, Financial Instruments – Credit Losses. The Company uses the Current Expected Credit Losses (“CECL”) model to estimate credit losses on financial assets measured at amortized cost, as well as certain off-balance sheet credit exposures.

Under the CECL model, the estimation of credit losses involves significant judgment and estimation uncertainty. Management exercises its judgment based on historical loss experience, current economic conditions, and reasonable and supportable forecasts. Changes in these factors could have a material impact on the estimated credit losses.

The Company has evaluated its account receivables and recognized a credit loss of $69,474, $nil and $1,129,178 for the years ended December 31, 2024, 2023 and 2022 respectively.

Inventories

Inventories, primarily consisting of marine gas oil and low sulfur fuel oil. Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation.

Cost of inventory is determined using the weighted average method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise, reduction in prices, and damaged products, which is dependent upon factors such as historical and forecasted consumer demand.

Advances to suppliers

Advances to suppliers primarily consists of prepayments for purchase of cargo oil. The Company maintains an allowance for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of applying the prepayments to products, significant one-time events, and historical experience.

Deferred Offering Costs

Deferred offering costs represent legal, accounting, and other direct costs related to the Company’s initial public offering (“IPO”). These costs are capitalized as incurred and are included in the accompanying balance sheet as “Other receivables and current assets”. As of December 31, 2024, and 2023, the Company recorded $1,839,846 and $581,536 of deferred offering costs, respectively.

Upon completion of the IPO, these deferred offering costs, along with the underwriters’ fees paid, will be reclassified to additional paid-in capital and netted against the IPO proceeds received. If the IPO is not completed, such costs will be expensed.

Related Party Transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Identifiable significant improvements are capitalized and expenditures for maintenance, repairs, and betterments, including replacement of minor items, are charged to expense.

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life.

The residual value rate and useful life of property, plant and equipment are summarized as follows:

Property, Plant and Equipment	Useful Life
Dry-docking expenditures	2.5 years from the date of dry dock
Furniture and fittings	5 – 10 years
Leased property	Over the life of the lease
Leasehold improvements	5 -10 years
Motor vehicles	5 years
Real properties	40 years
Shipping tools, equipment and computers	2 - 10 years
Vessels	9 – 25 years

Residual values for vessels

The Company determines the residual value of finance lease vessels based on the lightweight of the vessels valued at the metal scrap prices quoted by vessel demolition markets. The Company reassess the estimated residual value of the vessel once in every 5 years.

Dry-docking expenditures

Dry-docking expenditures such as inspection, manual, and certificate, engine maintenance, spare part, painting, vessel maintenance etc. are capitalized in accordance ASC 360-10-35 when such costs are considered to enhance the future economic benefits of the vessel. The expenditures are capitalized when they significantly extend the useful life of the vessel, improve the efficiency or performance of the vessel, or increase the capacity of the vessel.

Capitalized dry-docking expenditures are included in the carrying amount of the vessel and are depreciated over the period until the next scheduled dry-docking. If the criteria for capitalization are not met, the expenditures are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Company determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the Company’s segment manager regularly reviews the operating results of that component. The Company determined that it has one reporting unit because components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

The Company has the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. For the years ended December 31, 2024, 2023 and 2022, impairment of goodwill of $1,129, $nil and $nil was identified, respectively.

The attributable amount of goodwill is included in the determination of the amount of gain or loss recognized upon disposal of a portion of reporting unit that constitutes a business. When the Company disposes of a business within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.

Years Ended December 31,
2024
Acquisition of TMDF	$1,129
Impairment of goodwill in relation to TMDF	(1,129)
Balance as of December 31, 2024	$-

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with ASC 360, Property, Plant and Equipment. Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset group. Examples of such triggering events include a significant disposal of a portion of such assets and adverse changes in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, requires subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets.

The Company engaged an independent third-party valuer to assess the cost of the vessels, ensuring that the carrying amount of the vessels does not exceed their recoverable amount.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies (Continued)

Investments

Cost Method Investments

The Company accounts for its investments that represent less than 20% ownership, and for which the Company does not have the ability to exercise significant influence under the cost method; using ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The Company measure investments in equity securities without a readily determinable fair value using a measurement alternative that measures these securities at the cost method minus impairment, if any, plus or minus changes resulting from observable price changes on a non-recurring basis. Gains and losses on these securities are recognized in other income and expenses.

Equity Method Investments

The Company accounts for its investment that represents 20% to 50% ownership, and for which the Company have the ability to exercise significant influence through board representation under the equity method.

Under the equity method, investments are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the investee’s profits or losses in the income statement, and its share of movements in other comprehensive income. Dividends received or receivable from investees are recognized as a reduction in the carrying amount of the investment.

When the Company’s share of losses in an investee equals or exceeds its interest in the investee, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee.

The carrying amounts of equity-accounted investments are tested for impairment.

Lease Commitments

The Company adopted ASC Topic 842, Leases which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company determined if an arrangement is a lease at inception.

Operating leases are included in operating lease ROU assets and short and long-term lease liabilities in the consolidated balance sheets. Lease cost for operating leases is recognized on a straight-line basis which includes the amortization of the ROU asset and interest expense related to the operating lease liability and is recorded as rent expenses.

Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets. Lease cost for finance leases includes the amortization of the ROU asset, which is amortized on a straight-line basis and recorded as Depreciation and amortization expense; and interest expense on the finance lease liability, which is calculated using the effective interest method and recorded as interest expense.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition: (1) identification of the contract, or contracts, with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the Company satisfy a performance obligation.

The Company’s derived its revenues from a diverse range of maritime services provided to clients within the industry.

Sales of cargo oil and fresh water, and bunkering facilitation

Revenue generated from sales of cargo oil and fresh water, and bunkering facilitation involves the procurement and delivery of marine gas oil, low sulfur fuel oil, and fresh water for delivery to customers’ ships. The Company recognize revenues at a point in time when cargo oil and fresh water has been delivered and accepted by the customer, indicating fulfillment of the performance obligation.

Sales of cargo oil and fresh water, and bunkering facilitation are not capable of being a distinct and separately identifiable. The performance obligation is only considered satisfied when sales of cargo oil and fresh water and bunkering facilitation are completed simultaneously.

Vessel Chartering Services

Revenue generated from vessel chartering services involves arranging charters for marine transportation for various purposes such as cargo transportation or offshore operations. The Company recognizes revenues over time based on the time elapsed between the delivery of a vessel to a charterer and the return of a vessel from the charterer and invoicing is done on a monthly basis.

Ship Management Services

Revenue from ship management services involves providing technical management, crew management, marine consultancy, and shipping services. The Company recognize revenues at a point in time when services are rendered and accepted by customer indicating fulfillment of the performance obligation.

The Company is considered a principal for all the revenues it generates above as it is directly involved in the procurement, delivery, and provision of the goods and services to customers. As the principal, the Company assumes the risks and rewards associated with the transactions, including responsibility for fulfilling the performance obligations and bearing any associated costs and risks, bears the risk of loss or damage to inventory, bears the credit risk associated with customers’ ability to pay for the goods or services. Therefore, the Company recognizes revenue at the gross amount.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies (Continued)

Costs of Revenues

Cost of revenues primarily consist of cost of goods sold, cargo insurance, and cost incurred in the course of sales and distribution of cargo oil.

Share of losses of associate

Share of losses of associates comprises our share in the net loss of associate, Horizon Shipyard Inter Globe (M) Sdn Bhd, accounted for under the equity method.

Segment and Geographic Information

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement.

Based on the criteria established by ASC 280, Segment Reporting, the Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”), identified as the chief executive officer of the Company, reviews consolidated results when making decisions, allocating resources and assessing performance of the Company, based on ASC 280, Segment Reporting.

The CODM assesses performance for the segment primarily by reviewing the segment net income, which is also reported as consolidated net income on the consolidated statements of operations and comprehensive income. This assessment considers the Company’s strategic priorities, cash balance, and expected use of cash. Although the CODM also reviews revenue disaggregated by type of services provided, this information is not accompanied by any allocation of direct or indirect costs, and therefore does not constitute a separate measure of segment profit or loss. The CODM does not evaluate expenses, assets, or profitability at a disaggregated level. Instead, the CODM reviews and utilizes functional expenses (i.e., selling and marketing, general and administrative, and depreciation expenses) at the consolidated level to manage the Company’s operations. Other segment items included interest expense, total other income, (net), and provision for income taxes, which are reflected in the segment and consolidated net income. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets, without reviewing segment assets at a different assets level or category.

The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows. Consequently, the Company has determined that it operates in one operating segment and serves both Malaysian and international customers.

	Years Ended December 31,
	2024	2023	2022
Revenue	$688,607,542	$633,079,773	$702,095,390
Cost of revenue	(672,562,832)	(620,989,960)	(688,832,965)
Selling and marketing expenses	(39,664)	(101,302)	(70,600)
General and administrative expenses	(5,249,099)	(5,127,137)	(5,730,970)
Depreciation expenses	(4,758,014)	(4,257,189)	(2,974,083)
Other segment (expenses) income	(3,952,786)	354,527	(1,258,650)
Net income of single operating segment	$2,045,147	$2,958,712	$3,228,122

Earnings (Loss) per Common Share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigations based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently issued accounting pronouncements adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. ASU 2023-07 expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods for our fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company adopted this standard in 2024 for annual disclosures, and such adoption did not have a material impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its Consolidated Financial Statements.

The Company believe that other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission do not have a material impact on our present or near future financial statements.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 3 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2024	2023
Accounts receivable	$21,808,030	$23,923,551
Allowance for doubtful accounts	(1,486,333)	(1,371,341)
Total, net	$20,321,697	$22,552,210

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit loss, based on the invoice date is as follows:

	As of December 31,
	2024	2023
Within 90 days	$7,998,811	$14,688,353
Between 91 and 180 days	11,774,674	7,667,223
Between 181 and 365 days	529,797	63,721
More than 365 days	18,415	132,913
Total, net	$20,321,697	$22,552,210

The movement of allowances for expected credit loss is as follow:

	As of December 31,
	2024	2023
Balance at January 1	$1,371,341	$1,428,739
Addition	69,474	-
Foreign exchange difference	45,518	(57,398)
Balance at December 31	$1,486,333	$1,371,341

Bad debt expense was $nil, $nil and $130,781 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company’s normal trade credit term is 30 days (2023: 30 days). Other credit terms are assessed and approved by the management on a case-by-case basis.

Subsequent to December 31, 2024, the Company received a total of $5,554,100 in payments on accounts receivable. The Company entered into installment agreements with major customers, which stipulated periodic payments over a specified duration, requiring the customers to fulfil all payment obligations. Under the terms of these installment agreements, the remaining outstanding of $14,769,826 will be fully settled by May 2026. For the years ended December 31, 2024, 2023 and 2022, allowances for expected credit loss were $69,474, $nil and $1,129,178 respectively.

Note 4 – Inventories, net

Inventories consist of the following:

	As of December 31,
	2024	2023
Bunkering marine oil	$9,667,559	$15,810,997

Inventory write-down was $nil, $nil and $nil for the years ended December 31, 2024, 2023 and 2022, respectively.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 5 – Other receivables and current assets

Other receivables and currents assets consist of the following:

	As of December 31,
	2024	2023
Deferred offering costs	$1,839,846	$581,536
Deposits	5,434,606	6,985,015
Prepayments	626,540	739,881
Other receivables	12,305,853	15,894,278
Total	$20,206,845	$24,200,710

Deposits consist of cargo deposit paid to third party supplier for upgrading of payment term and credit limit, deposit paid to third party contingent suppliers for supply of fuel oil. The deposits paid to suppliers are pledged for the purpose of obtaining purchases credit limit and is only refundable to the Company in the event the credit limit is terminated or to offset against any outstanding amount due to the suppliers.

Prepayments consist of advance payments to insurance, utilities and secretary fee.

Other receivables consist of advance payment to suppliers for purchase of cargo oil.

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2024	2023
At Cost:
Dry-docking expenditures	$14,342,245	$10,511,691
Furniture and fixtures	58,174	62,362
Motor vehicles	252,916	245,090
Real property	784,966	808,459
Renovation and improvements	185,072	193,118
Tools and equipment	1,498,228	711,322
Vessels	34,399,919	35,304,935
	51,521,520	47,836,977
Less: Accumulated depreciation	(19,388,059)	(14,663,651)
Total, net	$32,133,461	$33,173,326

Depreciation expense, including the depreciation expense of assets under finance leases was $4,758,014, $4,257,189 and $2,974,083 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 7 – Investment and its valuations

Investments in Horizon Shipyard Inter Globe (M) Sdn Bhd (“Horizon”) consist of the following:

	As of December 31,
	2024	2023
Investment cost	$89,636	$4,343
Share of losses of associate	(710)	-
Foreign exchange difference	(18)	-
Investments, net	$88,908	$4,343

Investment in Horizon

On June 22, 2023, Tumpuan Megah acquired 20% equity interest in Horizon. Horizon is a company specializing in repair and maintenance of transport equipment except motor vehicles in Malaysia. The investment is accounted for using the measurement alternative.

The investment above consist of investment in equity securities without readily determinable fair values are investments in privately held companies, the Company adopted the guidance of ASC 321, Investments - Equity Securities, which allows an entity to measure investments in equity securities without a readily determinable fair value using a measurement alternative that measures these securities at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investment of same issuer (the “Measurement Alternative”). The fair value of equity securities without readily determinable fair values that have been remeasured due to impairment are classified within Level 3. Management assesses each of these investments on an individual basis and is required to make a qualitative assessment for impairment at each reporting period.

On April 9, 2024, Tumpuan Megah acquired additional 380,000 ordinary shares in Horizon in proportion with its existing shareholding in Horizon for cash consideration of RM380,000. Tumpuan Megah’s equity interest remained unchanged at 20% after subscription of additional shares.

After SMF acquired the remaining 30% ownership interest of Tumpuan Megah on May 31, 2024, the Company accounts for its investment that represents 20% ownership, and for which the Company have the ability to exercise significant influence through board representation under the equity method. Under the equity method, investments are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the investee’s profits or losses in the income statement, and its share of movements in other comprehensive income. The carrying amounts of equity-accounted investments are tested for impairment. For the year ended December 31, 2024, share of losses of associate was $710.

The Company did not recognize an impairment loss for the years ended December 31, 2024, 2023 and 2022, respectively.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 8 - Related party transactions

The nature and purpose of transaction amounts and outstanding balances for related parties consist of the following:

			As of December 31,		Years Ended December 31,			Subsequent to December 31,
			2024	2023	2024	2023	2022	2024
			Balances		Amounts			Amounts
Name	Relationship	Nature/Purpose	Receivables (Liabilities)		Sales (Purchases)			Settled
Benua Hijau Sdn Bhd	Entity owned by Controlling Shareholder	Advances	$-	$110	$-	$-	$-	$-
		CSR expenses	(98,504)	-	(98,658)			5,466
Black Hummer Security Sdn Bhd	An entity controlled by Tan Sri Mohd Bakri Bin Mohd Zinin, one of the directors of Tumpuan Megah	Security services	-	-	-	(1,448)	(16,877)	-
Dato’ Mohd Suhaimi bin Hashim	Director of Tumpuan Megah and shareholder of TMDF	Advances	(224)	-	-	-	-	-
Dato’ Sri Kam Choy Ho	Director of the Company	Advances	-	(21,716)	-	-	-	-
Megah Port Management Sdn Bhd	Entity owned by Controlling Shareholder and disposed on September 30, 2024	Advances	-	93	-	-	-	-
Pan Management Services Ltd	Entity owned by Controlling Shareholder	Management service	(131,081)	(295,610)	-	(234,137)	(198,567)	36,548
Raja Ismail Bin Raja Mohamed	Director of Tumpuan Megah	Reimbursable legal fees	1,823,609	1,469,762	-	-	-	145,658
Sinar Maju Logistik Sdn Bhd	Entity owned by Controlling Shareholder	(i) Shipping agency services	95,841	(30,420)	(270,505)	(525,067)	(867,297)	-
		(ii) Sales of fresh water	-	-	-	-	5,117	-
Sinar Maju Marin Sdn Bhd	Subsidiary of Sinar Maju Logistik Sdn Bhd, Entity owned by Controlling Shareholder	Shipping agency services	(1,710)	(19,865)	(69,404)	(71,606)	(47,566)	1,710
Straits Alliance Transport Sdn Bhd	Entity owned by Controlling Shareholder	Advances	1,057	1,024	-	-	-	-
Straits Energy Resources Berhad	Controlling Shareholder	(i)Working capital advances	8,636,466	1,623,241	-	-	-	477,125
		(ii) Management service	-	-	-	-	(142,919)	-
Strait Management Service Sdn Bhd	Entity owned by Controlling Shareholder	(i) Management service	(395,226)	(154,982)	(499,091)	(269,897)	(144,036)	-
		(ii) Advances	-	1,385	-	-	-	-
Victoria STS (Labuan) Sdn Bhd	Entity owned by Controlling Shareholder	(i) Sales of marine gas oil	27,762	36,240	-	151,349	235,544	-
		(ii) Sales of ship management service	935,522	595,538	177,534	122,240	19,584	-
		(iii) Purchase of tugboat services	-	-	(9,402)	(21,201)	(21,808)	-
Victoria 1 Limited	Subsidiary of Victoria STS (Labuan) Sdn Bhd, Entity owned by Controlling Shareholder	(i) Sales of ship management service	-	-	-	-	53,341	-
		(ii) Sales of marine gas oil	-	-	-	-	76,732	-
Victoria 2 Limited	Subsidiary of Victoria STS (Labuan) Sdn Bhd, Entity owned by Controlling Shareholder	(i) Sales of marine gas oil	-	-	-	-	97,939	-
		(ii) Sales of ship management service	-	-	-	-	22,962	-
Victoria 3 Limited	Subsidiary of Victoria STS (Labuan) Sdn Bhd, Entity owned by Controlling Shareholder	(i) Sales of ship management service	72,310	74,066	-	16,788	-	-
Total, net			$10,965,822	$3,278,866	$(769,526)	$(832,979)	$(927,851)	$666,507

Related party transactions other than sales and purchases:

			Years Ended December 31,
Name	Relationship	Nature/Purpose	2024	2023	2022
Ho Hung Ming	Son of Dato’ Sri Kam Choy Ho	Remuneration	$(72,487)	$(67,895)	$(67,730)
Straits Energy Resources Berhad	Controlling Shareholder	Interest income	$375,365	$32,089	$-

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 8 - Related party transactions (Continued)

	As of December 31,
	2024	2023
Due from related parties	$11,592,567	$3,801,459
Due to related parties	(626,745)	(522,593)
Total, net	$10,965,822	$3,278,866

The majority of the amounts due from and due to related parties are interest-free, unsecured, with no fixed terms of repayment, and are payable on demand.

Certain amounts due from the related party, Straits Energy Resources Berhad, totaling $11,911,593 (2023: $846,906), are interest-bearing at 8.25% (2023: 8.25%) per annum and have no fixed repayment terms.

Interest income from amounts due from related parties was $375,365, $32,089 and $nil for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company received bank guarantees from a bank to support certain trade payables. Straits provided a corporate guarantee to the bank for these facilities. The guarantees ensure timely payment to suppliers in the event of default by the Company. The maximum potential liability under the guarantees is $6,498,599 as at December 31, 2024.

Amounts due from Raja Ismail Bin Raja Mohamed

The amounts due from Raja Ismail Bin Raja Mohamed (“Raja Ismail”) (not a principal shareholder) consist of reimbursable legal fees incurred by Tumpuan Megah, a subsidiary of the Company (with Straits as a controlling shareholder of the Company). These fees are recoverable from Raja Ismail through a personal guarantee provided to Straits under a binding personal guarantee agreement (the “Guarantee Agreement”). While the guarantee is formally provided to Straits, it indemnifies Tumpuan Megah by ensuring reimbursement of legal costs associated with arbitration, resulting in no net financial impact on Tumpuan Megah.

The Guarantee Agreement, which includes a continuing guarantee clause, binds Raja Ismail (the “Guarantor”) to cover all sums potentially payable by Tumpuan Megah in connection with the arbitration, and indemnifies Tumpuan Megah against any losses, damages, or expenses related to the case. Under ASC 310-10, receivables can be recognized at fair value if there is a contractual right to payment. This Agreement creates such a right, allowing the Company to recognize a receivable. Despite the general presumption against recognizing an asset when the counterparty disputes liability, the presumption is overcome here because (1) Raja Ismail has agreed to reimburse the legal fees, as outlined in the binding Guarantee Agreement, and (2) he has begun repaying these fees according to a set schedule, reinforcing the recovery certainty.

For accounting treatment, the Company records the legal fees as an expense and with a corresponding liability upon receipt of the bill. Simultaneously, a receivable from Raja Ismail is recorded to offset the expense under the terms of the Guarantee Agreement. This accounting approach ensures that all costs incurred in relation to the arbitration are contractually recoverable from Raja Ismail.

The sales revenues and purchases for related parties consist of the following:

	Years Ended December 31,
	2024	2023	2022
Related party sales revenues	$177,534	$290,377	$511,219
Related party purchases	(947,060)	(1,123,356)	(1,439,070)
Total, net	$(769,526)	$(832,979)	$(927,851)

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 9 – Other payables

Other payables consist of the following:

	As of December 31,
	2024	2023
Deposit received	$-	$5,500
Deferred interest income	10,752	69,858
Professional fee	233,756	190,550
Insurance services	290,809	231,202
Secretary services	5,490	7,250
Vessel related expenses	312,836	357,733
Others	649,322	758,381
Total other payables	$1,502,965	$1,620,474

Note 10 – Loans borrowings

Short-term borrowings consist of the following:

	As of December 31,
	2024	2023
Trade Financing Facilities	$79,268,515	$24,103,740

Line of Credit

Trade financing facilities is a line of credit facility which bears interest of 5.82% to 8.25% (2023: 8.25%) per annum and the repayment term were up to 90 days (2023: 90 days) from utilization date and is secured by the following:

(i)	Registered legal charge by way of debenture over all the present and future assets, rights interests and undertakings of Tumpuan Megah, a subsidiary;
(ii)	Registered legal charge by way of debenture over all the present and future assets, rights, interests and undertakings of SMF, a subsidiary;
(iii)	Corporate guarantee by the Straits, majority shareholder of the Company;
(iv)	Personal guarantee by Dato’ Sri Kam Choy Ho, director of the Company; and
(v)	Upfront cash and sinking fund placement by Tumpuan Megah and Straits.

Long-term borrowings consist of the following:

	As of December 31,
	2024	2023
Vendor installment loans	$744,480	$2,879,365
Bank term loan	536,592	583,461
Total	1,281,072	3,462,826
Less: current portion of loans payable	(776,753)	(2,909,764)
Long-term debt payable	$504,319	$553,062

Long-term borrowings maturities, excluding finance leases as follows:

For the year ending December 31,
2025	$776,753
2026	33,737
2027	35,269
2028	36,870
2029	38,544
Thereafter	359,899
Total	$1,281,072

Installment Loans

The Company has entered into installment loans for the purchase of vessels, which are used primarily for its bunkering operations. These loans are secured by the vessels acquired and bear fixed repayment schedules over the life of the loan, with periodic payments consisting of both principal and interest components.

As of December 31, 2024, the aggregate outstanding balance of installment loans for the purchase of vessels amounted to $744,480, which shall be settled within 1 year, with interest rates ranging from 5.24% to 7.93%. The Company is in compliance with all covenants and requirements stipulated in the loan agreements. The vessels acquired through these loans are recorded as assets on the Company’s balance sheet and are depreciated over their useful lives.

Interest expenses related to these installment loans are recognized over the life of the loans using the effective interest method.

Term Loan

On June 24, 2022, the Company entered into a facility agreement for a term loan up to SGD824,000 to partially finance the acquisition of leasehold property. The loan is secured by way of legal mortgage over the property and guarantees provided by SMS 1.

Total interest expenses on loans borrowings were $4,594,956, $2,200,755 and $1,947,153 for the years ended December 31, 2024, 2023 and 2022, respectively.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 11 – Leases

Classification related to operating and finance leases on the consolidated balance sheet consists of the following:

	As of December 31,
	2024	2023
Lease assets and liabilities
Operating lease assets, net	$16,603	$21,725
Finance lease assets, net	40,454	89,282

Operating lease liabilities-current	$9,223	$21,385
Operating lease liabilities-noncurrent	7,564	1,596
Operating lease liabilities-total	$16,787	$22,981

Finance lease liabilities-current	$11,053	$10,146
Finance lease liabilities-noncurrent	56,559	65,520
Finance lease liabilities-total	$67,612	$75,666

Components of lease cost, weighted average remaining lease terms and discount rates of operating and finance leases consist of the following:

	Years Ended December 31,
	2024	2023	2022
Lease expenses
Operating lease expenses - SG&A portion	$21,874	$23,089	$49,184
Finance lease expenses
Depreciation expense of leased assets	50,426	17,625	21,019
Interest expense of finance lease	$3,420	$2,306	$1,315

Other Information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows - operating leases	$22,959	$23,039	$45,952
Operating cash flows - finance leases	3,420	2,306	1,315
Financing cash flows - finance leases	$10,216	$41,328	$26,698

Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$15,359	$-	$41,626

Weighted average remaining lease term (in years)
Operating leases	1.01	1.00	2.00
Finance leases	5.41	3.25	0.92

Average discount rate
Operating leases	7.74%	5.77%	5.77%
Finance leases	4.67%	4.63%	4.63%

Future minimum payments under operating and finance leases consist of the following:

	Operating Leases	Finance Leases
Future minimum lease payments
Year December 31, 2025	$10,263	$13,975
Year December 31, 2026	7,888	13,975
Year December 31, 2027	-	13,975
Year December 31, 2028	-	13,975
Year December 31, 2029	-	13,975
Thereafter	-	6,597
Total	$18,151	$76,472
Less: Interest	(1,364)	(8,860)
Present value of lease liabilities	$16,787	$67,612

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 12 – Equity

The Company is authorized to issue 500,000,000 shares of Ordinary shares with $0.0001 par value.

As at date of incorporation, the Company has 100 shares of Ordinary shares $0.0001 par value issued and outstanding. These shares were issued on the incorporation of the Company on October 17, 2023.

On May 31, 2024, the Company issued additionally 19,999,900 ordinary shares of $0.0001 par value for its re-organization transactions as follows:

(i)	An aggregate 15,336,423 shares of Ordinary shares to Straits for the acquisition of 100% in SMF, TMD Straits and TMD Sturgeon, 70% in Tumpuan Megah and 51% in SMS 1;
(ii)	1,737,467 shares of Ordinary shares to Dato’ Mohd Suhaimi bin Hashim for the acquisition of 15% Tumpuan Megah;
(iii)	1,737,467 shares of Ordinary shares to Yong Sing Goo for the acquisition of 15% Tumpuan Megah; and
(iv)	1,188,543 shares of Ordinary shares to Platinum Gate Capital Pte Ltd. for the acquisition of 49% SMS 1.

On June 30, 2024, the Company reversed $5,311,880 of additional paid-in capital (“APIC”). This amount represented cash contributions from Straits intended for the acquisition of shares in Tumpuan Megah, which had been classified as APIC within Tumpuan Megah’s equity. However, the shares were never issued. As part of the restructuring exercise for the IPO, Straits formally terminated the share acquisition agreement, and this amount was reclassified as a liability under amounts due to related parties, Straits.

On April 22, 2025, the Company consummated its initial public offering on NYSE American, under the ticker symbol “TMDE”. Under this offering, 3,100,000 ordinary shares were issued at a price of $3.25 per share. In addition, the Company granted a 45-day option to the underwriter to purchase up to an additional 465,000 ordinary shares at the public offering price to cover over-allotment, if any. On April 22, 2025, the underwriter exercised the over-allotment option in full to purchase an additional 465,000 ordinary shares. On April 24, 2025, the Company closed its initial public offering and the exercise of the over-allotment option, received gross proceeds of $11,586,250 from the offering before deducting underwriting discounts and offering expenses.

As at December 31, 2024, the Company has 20,000,000 shares of Ordinary shares $0.0001 par value issued and outstanding.

Acquisition of non-controlling interest

On May 31, 2024, the Company’s subsidiary, SMF acquired 4,500,000 ordinary shares in Tumpuan Megah, representing 30% of the non-controlling interest in Tumpuan Megah, from Dato’ Mohd Suhaimi bin Hashim and Yong Sing Goo held equally. The purchase consideration amounting to RM9,720,989 (equivalent to $2,085,557) was settled by the issuance of 3,474,934 ordinary shares of TMDEL.

On May 31, 2024, SMF acquired 49,000 ordinary shares in SMS 1, representing 49% of the non-controlling interest in SMS 1, from Platinum Gate Capital Pte Ltd. The purchase consideration amounting to RM3,324,902 (equivalent to $713,330) was settled by issuance of 1,188,543 ordinary shares of TMDEL.

These acquisitions are accounted for as transactions with non-controlling interests in accordance with ASC 810 (Consolidation). The impact on the Company’s equity and any adjustments to the non-controlling interests are reflected in the statement of equity and the foreign currency translation adjustments associated with these acquisitions are recorded as part of Accumulated Other Comprehensive Income in accordance with ASC 830 (Foreign Currency Matters).

Note 13 – Disaggregated revenue and geographic information

Disaggregated revenue by service lines as follows:

	Years Ended December 31,
	2024	2023	2022
Revenue by service lines:
Sales of cargo oil and fresh water, and bunkering facilitation	$688,210,369	$631,607,903	$700,268,828
Vessel chartering services	-	1,193,594	1,597,273
Ship management services	397,173	278,276	229,289
Total revenue	$688,607,542	$633,079,773	$702,095,390

Geographic revenue information as follows:

	Years Ended December 31,
	2024	2023	2022
Revenue by geographic area:
Hong Kong	$53,718,192	$-	$21,423
Malaysia	634,482,899	633,022,743	701,995,424
Indonesia	-	6,356	41,741
Singapore	405,544	50,674	30,508
Vietnam	907	-	6,294
Total revenue	$688,607,542	$633,079,773	$702,095,390

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 14 – Income Taxes

Cayman Islands

Cayman Islands entities are not subject to income taxes on profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Company’s ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Malaysia

Malaysia Income Tax is calculated at 24% of the estimated assessable profits for the relevant year. Net operating losses can be carried forward for a limit of ten consecutive years starting from the year subsequent to the year in which the loss was incurred.

For Labuan Trading activity, the chargeable profits would subject to tax under Labuan Business Activity Act, 1990 (“LBATA”) of which 3% of net audited profits would be taxed.

Singapore

Singapore Income Tax is calculated at 17% of chargeable income for the relevant year. Net operating losses can be carried forward indefinitely to offset against future taxable income.

Taxable income/(loss) before income taxes by jurisdiction are as follows:

	Years Ended December 31,
	2024	2023	2022
Labuan	$26,190	$25,263	$38,447
Malaysia	1,280,329	684,759	(80,931)
Singapore	121,780	64,217	33,824
Total tax expenses (benefits)	$1,428,299	$774,239	$(8,660)

Reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follow:

	Years Ended December 31,
	2024	2023	2022
Income tax expense at Labuan statutory rate	$26,247	$25,375	$38,334
Income tax expense at Malaysia statutory rate	613,388	710,438	368,799
Income tax expense at Singapore statutory rate	110,461	91,240	108,987
Increases (decreases) due to:
Other adjustments	743,918	(177,593)	391,723
Temporary differences	(9,092)	13,072	(844,343)
Other exemption, rebate and credit	(26,038)	(56,397)	(22,106)
Foreign tax credit	-	-	(61,909)
(Over) Under provision in prior years	(30,585)	168,104	11,855
Tax expense (benefits), net	$1,428,299	$774,239	$(8,660)

Note 15 – Commitments and contingencies

Contingencies

Legal proceedings between ING Bank N.V., O.W. Bunker Far East (Singapore) Pte Ltd, and Tumpuan Megah Development Sdn Bhd

The Company’s subsidiary, Tumpuan Megah, is involved in a legal proceeding consisting of disputes over financing agreements, gas oil supply contracts, and an enforcement attempts of an English judgment against Tumpuan Megah for $937,353, along with interest and costs. The proceedings include applications, appeals, and hearings in Malaysian courts. Furthermore, an ongoing arbitration accompanies these legal actions, wherein Tumpuan Megah is accompanied by an agreement from Straits to release to Tumpuan Megah all amounts it receives under a personal guarantee from the vendor (Raja Ismail), indemnifying Straits against Tumpuan Megah’s liabilities after deducting Straits’ cost and expense in recovery of such amount from the vendor as well as may be expanded under these legal proceedings.

There is no reasonable possibility that any losses maybe incurred by the Company as Guaranteed Obligations is fully indemnified by Raja Ismail under the binding personal guarantee agreement (Guarantee Agreement referred to in Note 8) and there is no additional exposure to the Company as all costs and the potential liability have been indemnified under the agreement.

A claim for loss recovery generally can be recognized when a loss event has occurred and recovery is considered probable. If the claim is subject to dispute or litigation, a rebuttable presumption exists that recoverability of the claim is not probable. If the potential recovery exceeds the loss recognized in the financial statements or relates to a loss not yet recognized in the financial statements, such recovery should be recognized under the gain contingency model.

As a result of this indemnification agreement, no provisions have been made in the financial statements for these potential liabilities nor any recognition of loss contingency has been made under ASC 450-20. The total reimbursable legal fees are recorded as “Due from related parties” which is disclosed in Note 8.

As of December 31, 2024, there have been no changes in the conditions or status of the legal proceedings involving Tumpuan Megah, ING Bank N.V., and O.W. Bunker Far East (Singapore) Pte Ltd. The indemnification arrangement remains in effect, with all potential liabilities indemnified under the guarantee agreement, resulting in no provisions for potential liabilities in the financial statements or recognition of a loss contingency under ASC 450-20. Legal fees associated with these proceedings are still recorded as “Due from related parties” as disclosed in Note 8.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 16 – Concentration, risks, and uncertainties

a)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities.

The Company is exposed to credit risks associated with deposits held in financial institutions. The aggregate deposit amounts in financial institutions exceeding the insurance limits set by local authorities which may be at risk in the event of a financial institution default. The Company regularly assesses and monitors credit risks associated with its deposit accounts and takes appropriate measures to mitigate potential losses.

The Company evaluates customer creditworthiness and maintains an allowance for expected credit losses. While the Company believes its allowance adequately covers estimated credit risks, certain long-outstanding receivables present heightened collection risks that may exceed the current allowance. The Company routinely assesses the financial strength of its customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowance is limited. However, prolonged delinquencies could result in additional allowances or write-offs in future periods.

b)	Foreign currency exchange rate risk

The functional currencies of the Company are RM and SGD, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, accounts receivable and accounts payable. Any significant fluctuation of the functional currencies against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

c)	Liquidity risk

The Company is exposed to liquidity risk, which is the risk that it may encounter difficulties in meeting its financial obligations as they become due. The Company manages this risk by maintaining adequate levels of cash and cash equivalents, monitoring cash flows, and maintaining access to financing sources.

As of December 31, 2024, the Company had net working capital deficit of $12,536,735. Despite this, the Company believes that it can meet all its financial obligations as they become due in the foreseeable future. This conclusion is based on a detailed assessment of the Company’s financial position, forecast, and plans up to the date of approval of these financial statements.

Key considerations in this assessment include:

●	The Company’s high utilization rate of trade facilities and good payment track record suggest that trade facilities amounting to approximately $79,268,515 and supplier purchasing limits of $7,016,806 will be available for the next 12 months.
●	As of December 31, 2024, the Company had balances of available trade facilities amounting to $10,106,135 to support its operational needs.

Prior to the initial public offering on April 21, 2025, the Company’s principal sources of liquidity to finance its operating activities were from the working capital, trade financing from financial institutions, suppliers credit financing and cash generated from business operation.

On April 22, 2025, the Company consummated its initial public offering on the NYSE American. In this offering, 3,100,000 ordinary shares were issued at a price of $3.25 per share. In addition, the Company entered into an underwriting agreement with the underwriter on April 21, 2025, which granted the underwriter a 45-day option to purchase up to an additional 465,000 ordinary shares at the public offering price of $3.25 per share to cover any over-allotment. Subsequently, on April 22, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 465,000 ordinary shares at the public offering price of $3.25 per share. The initial public offering closed on April 22, 2025 and the exercise of the over-allotment option closed on April 24, 2025, with gross proceeds totaling $11,586,250, before deducting underwriting discounts and offering expenses.

The Company believes that its existing cash resources, anticipated cashflow from operations, anticipated cash raised from financings together with net proceeds from pre-IPO investors and this public offering will be sufficient to meet and fund its anticipated operation working capital and capital expansion requirements for the next 12 months from the date of this annual report.

The amount of proceeds to be utilized for its operation and expansion plans will also depend on the amount of cash generated from its operation and strategic decisions it may make that could alter its expansion plans and the amount of funding required for such plans.

Nevertheless, the Company can increase its cash reserves and enhance its liquidity position for future expansion plans through possible additional capital raising by both the Group and its ultimate holding company through issuing additional equity or debt securities or credit facilities from financial institutions. Such issuance of additional equity in the Company would result in a dilution to its shareholders, while incurrence of indebtedness would increase fixed obligations and bring along operating covenants that would restrict its operations.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Note 16 – Concentration, risks, and uncertainties (Continued)

As at December 31, 2024, the Company’s cash and cash equivalents were approximately $16,069,851, comprising primarily in cash and cash equivalent.

d)	Environment risk

The Company is subject to numerous local and international environmental laws and regulations as its operation involved the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal which subsequently could result in substantial claims, fines or penalties that will have a material adverse effect on our business and operating results. To mitigate any possible environmental and financial impact, the Company implements stringent standard operating procedures and policies throughout its bunkering and vessel operations.

e)	Concentration risk

Customers

For the year ended December 31, 2024, Customer A, Customer B, Customer C and Customer D accounted for 92.43%, 1.42%, 1.03% and 0.86% of the Company’s revenues, respectively. As December 31, 2024, these customers accounted for 13%, 23%, 32% and 30% of the Company’s accounts receivable, respectively.

For the year ended December 31, 2023, Customer A and Customer C accounted for 92.66%, and 1.66% of the Company’s revenues, respectively. As December 31, 2023, these customers accounted for 44% and 36% of the Company’s accounts receivable, respectively.

For the years ended December 31, 2022, Customer A and Customer E accounted for 91.28% and 1.26% of the Company’s revenues, respectively. As December 31, 2022, these customers accounted for 55% and 10% of the Company’s accounts receivable, respectively.

Suppliers

For the year ended December 31, 2024, Supplier A and Supplier B accounted for 79.59% and 2.56% of the Company’s total cost of revenues, respectively. As December 31, 2024, these suppliers accounted for 39% and 38% of the Company’s accounts payable, respectively.

For the year ended December 31, 2023, Supplier A and Supplier B accounted for 46.01% and 36.26% of the Company’s total cost of revenues, respectively. As December 31, 2023, these suppliers accounted for 0% and 95% of the Company’s accounts payable, respectively.

For the fiscal years ended December 31, 2022, Supplier A and Supplier B accounted for 26.60% and 52.63% of the Company’s cost of revenues, respectively. As December 31, 2022, these suppliers accounted for 0% and 98% of the Company’s accounts payable, respectively.

Note 17 – Subsequent events

On April 22, 2025, TMDEL consummated its initial public offering on the NYSE American, issuing 3,100,000 ordinary shares at a price of $3.25 per share. In addition, the Company entered into an underwriting agreement with the underwriter on April 21, 2025, which granted the underwriter a 45-day option to purchase up to an additional 465,000 ordinary shares at the public offering price of $3.25 per share to cover any over-allotment. Subsequently, on April 22, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 465,000 ordinary shares at the public offering price of $3.25 per share. The initial public offering closed on April 22, 2025 and the exercise of the over-allotment option closed on April 24, 2025, with gross proceeds totaling $11,586,250, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on April 21, 2025 on NYSE American and commenced trading under the ticker symbol “TMDE”.

