Form 20-F
period 2025-06-30
TMD Energy Ltd
filed 2025-09-29
CIK 2009714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2025 to June 30, 2025

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Transition Report.

23,565,000 ordinary shares were outstanding as of June 30, 2025

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CONVENTIONS THAT APPLY TO THIS TRANSITION REPORT

Unless we indicate otherwise, references in this Transition Report to:

●	“6M2024” are to six months ended June 30, 2024;

●	“6M2025” are to six months ended June 30, 2025;

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended from time to time;

●	“FY2022” are to the financial year ended December 31, 2022;

●	“FY2023” are to the financial year ended December 31, 2023;

●	“FY2024” are to the financial year ended December 31, 2024;

●	“IPO” are to the Company’s initial public offering which was consummated on April 22, 2025;

●	“Labuan” are to Labuan, an island federal territory of Malaysia;

●	“Labuan Companies Act” are to Labuan Companies Act 1990 (Act 441) of Labuan, as amended and restated from time to time;

●	“Malaysia” are to the sovereign state of Malaysia;

●	“mt” are to the metric ton;

●	“M.T.” are to the motor tanker;

●	“Ordinary Shares” are the ordinary shares of our Company, par value of $0.0001 per share;

●	“our Board” are to the board of directors of our Company;

●	“our Company” are to TMD Energy Limited, a company incorporated in the Cayman Islands with limited liability on October 17, 2023;

●	“our Group”, “we”, “us” and “our” are to our Company and its subsidiaries, as the context requires;

●	“our Director(s)” are to the director(s) of our Company;

●	“RM” are to the legal currency of Malaysia;

●	“SEC” are to U.S. Securities and Exchange Commission;

●	“SGD” are to the legal currency of Singapore;

●	“Singapore” are to Republic of Singapore;

●	“STS” are to ship-to-ship; and

●	“$”, “USD”, “US$” or “U.S. dollars” are to the legal currency of the United States.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Transition Report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. The forward-looking statements included in this Transition Report relate to, among others:

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

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—3.D. Risk Factors” of our annual report on Form 20-F filed with the SEC on May 14, 2025 and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this Transition Report relate only to events or information as of the date on which the statements are made in this Transition Report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Transition Report and the documents that we have referred to in this Transition Report, completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with the Group’s unaudited consolidated financial statements and the related notes included elsewhere in this transition report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2024. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

Straits Energy Resources Berhad (“Straits”), the holding company of our Company through its wholly-owned subsidiary, Straits Management Services Sdn. Bhd. will continue to provide overall group management and coordination services encompassing but not restricted to listing compliance and requirement, group consolidation and reporting, corporate governance, corporate secretarial, corporate finance, corporate banking, accounting, market and public relations at a management fee that will be reviewed annually for our group of companies.

Our Company, through our various subsidiaries, are involved in oil trading and bunkering with its own vessel management team overseeing its fleet of bunkering vessels servicing and providing quality bunker to both domestic and international liners and vessels of all nature, that ply through Malaysian waters. Being a Malaysian company operating in Malaysian waters, it is natural that this oil trading and bunkering unit maintain its financial records and statements in its domestic currency, RM. Our Company will be looking into possibilities of expanding its operation regionally out of Malaysian waters.

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

On May 16, 2025, we had changed our fiscal year end from December 31 to June 30, to align with the fiscal year end of our holding company, Straits.

Factors Affecting Our Results of Operations

We rely on sales to key customers and purchases from a limited number of suppliers, where reduction or loss of key customers or supply chain disruptions and price volatility from supplier could diminish our operating results.

We have not derived a significant amount of revenue from volume commitments or any other understandings with our key customers related to future purchases. Orders from our key customers could be reduced or ceased at any time without obligation. Our Group also does not enter into long-term agreements with our customers. If any of our major customers terminate their business relationship with us, and we fail to secure new customers or new orders from other existing customers in a timely manner, a substantial reduction or termination of purchases by our key customer could significantly affect our operations.

In addition, we currently purchase refined marine fuel products from a limited number of suppliers. If our relationship with any of our key suppliers is terminated or if our key suppliers experience production disruptions, we may not be able to obtain a sufficient quantity of refined marine fuel on acceptable terms and without interruptions to our business. We may encounter difficulties and delays in obtaining marine fuel from alternative sources. Any interruption or delay in the supply of marine fuel, or the inability to obtain fuel from alternate sources at acceptable prices and within a reasonable timeframe, would impair our ability to meet scheduled deliveries to our customers and could lead to order cancellations or penalties.

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

Impact of Russia’s Invasion of Ukraine, Conflicts in Middle East and Related Supply Chain Issues

In February 2022, Russia launched a military attack on Ukraine, leading to further regional and international conflicts or armed action. As Russia is one of the largest exporters of crude oil in the world, this crisis had disrupted the oil supply and caused a spike in oil prices for the year ended December 31, 2022 (“FY2022”), which subsequently declined for the year ended December 31, 2023 (“FY2023”). Since late 2023, conflicts in the Middle East, including the Israel–Gaza war and related regional escalations, have contributed to heightened geopolitical instability. These developments, combined with increased security risks in major shipping lanes, disrupted global maritime trade by lengthening voyage times and raising operational costs across the industry.

The Russia-Ukraine conflict caused a spike in oil prices that was offset by a continuing growth in demand volume in our oil cargo bunkered in FY2023, resulting in our revenue dropping to $633.1 million in FY2023 from approximately $702.1 million in FY2022.

As the financial impact of this crisis had already been reflected in FY2022 and FY2023, there was no material impact on our revenue for the year ended December 31, 2024 (“FY2024”). In fact, after considering the increase in the volume of oil cargo bunkered, our revenue rose from $633.1 million in FY2023 to $688.6 million in FY2024, driven by the expansion of our marketplace.

Since then, the direct effect of the Russia-Ukraine conflict on our operations has moderated, and subsequent movements in oil prices have been influenced more by global economic conditions and trade policy developments and regional conflicts in the Middle East.

For the six months ended June 30, 2025, our performance was affected by a combination of factors. Middle East tensions contributed to additional volatility in oil prices and operational costs, serving as another headwind that, together with trade and tariff issues, led to a decline in our revenue.

In response to these market challenges, we have been strengthening collaboration with our key service providers and exploring alternative sourcing and supply chain options to enhance resilience and operational continuity. While these measures aim to mitigate potential impacts, there can be no assurance that they will fully shield us from ongoing geopolitical and trade policy volatility.

Escalating Trade Tensions and Impacts of Tariff Policy Volatility

Recent global trade developments have introduced heightened uncertainty into international commerce. In early 2025, the implementation of broad new tariffs on a wide range of imported goods significantly disrupted global trade dynamics, raising concerns across multiple sectors. Frequent changes in tariff rates and enforcement timelines further disrupted global shipping schedules, causing vessel delays, delivery rescheduling, and a slowdown in trade flows across major routes.

The prolonged tariff crisis reduced shipping activity and cargo movement, which in turn lowered demand for marine fuel. Coupled with softer global consumption, weaker economic growth, and a continuing shift toward alternative energy, these headwinds exerted downward pressure on oil demand and contributed to a significant decline in international oil prices, with the global average oil price declined.

For the six months ended June 30, 2025, revenue decreased to $276.3 million from $357.5 million for the six months ended June 30, 2024. This decline was primarily attributable to lower sales volume, despite our enlarged customer base compared to the six months ended June 30, 2024. In addition, weaker shipping activity and softer global consumption further depressed oil prices, which deteriorated our performance for the six months ended June 30, 2025.

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

Nevertheless, any negative impact arising from an escalation of geopolitical tensions, including the Russia-Ukraine conflict, conflicts in the Middle East, a slowdown in global economy, or continued trade tension and tariff crisis could adversely affect our business conditions. The volatility of crude oil price and inflationary pressures can increase our operating cost and a prolonged crisis may adversely impact the supply and demand of oil cargo, which may result in a lower volume of oil cargo bunkered. In addition, any significant increase in marine fuel price might tighten the operating cash flows of our Group, which may, in turn, adversely affect our working capital requirements, financial conditions and prospects. These disruptions may also heighten many other risks disclosed in the “Risk Factors” section in our annual report on Form 20-F for the year ended December 31, 2024, including our ability to market our securities, raise equity or debt financing.

The ultimate impact of the conflict on our operations remains unknown and will depend on future developments. The Group will continuously monitor the situation closely and initiate any necessary mitigating actions when required.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Results of Operations

The following table summarizes the results of our operations during the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Six Months Ended June 30,
	2025	2024	Variance –
	$’000	$’000	Increase (Decrease)
	(Unaudited)	(Unaudited)	$’000%
Revenues, net	276,185	357,486	(81,301)	(22.7)
Revenues – related party, net	155	39	116	297.4
Total revenues	276,340	357,525	(81,185)	(22.7)

Cost of revenues	(272,275)	(351,629)	(79,354)	(22.6)
Cost of revenues – related party	(82)	(350)	(268)	(76.6)
Total cost of revenues	(272,357)	(351,979)	(79,622)	(22.6)

Gross profit	3,983	5,546	(1,563)	(28.2)

Operating expenses
Selling and marketing expenses	(38)	(47)	(9)	(19.1)
General and administrative expenses	(3,330)	(3,061)	269	8.8
Depreciation expenses	(2,559)	(2,305)	254	11.0
Total operating expenses	(5,927)	(5,413)	514	9.5

(Loss) Income from operations	(1,944)	133	(2,077)	(1,561.7)

Other (expenses) income, net
Interest income	16	29	(13)	(44.8)
Sundry (expense) income	(775)	3,229	(4,004)	(124.0)
Interest expenses	(2,803)	(1,987)	816	41.1
Share of losses of associate	(4)	-	(4)	(100.0)
Total other (expenses) income, net	(3,566)	1,271	(4,837)	(380.6)

(Loss) Income before income taxes	(5,510)	1,404	(6,914)	(492.5)
Income tax benefits (expenses)	988	(277)	1,265	456.7
Net (loss) income	(4,522)	1,127	(5,649)	(501.2)
Less: loss (income) attributable to non-controlling interest	212	(287)	499	173.9
Net (loss) income attributable to controlling interest	(4,310)	840	(5,150)	(613.1)

Other comprehensive (loss) income:
Net (loss) income	(4,522)	1,127	(5,649)	(501.2)
Foreign currency translation adjustments	(96)	(248)	152	61.3
Total comprehensive (loss) income	(4,618)	879	(5,497)	(625.4)

Key Components of Results of Operations

Revenues

Our Group’s revenue comprises of bunkering services, vessel chartering services and ship management services as tabulated below:

	Total Revenue		Inter-Segment		Revenue from Customers
	For the Six Months Ended June 30,		For the Six Months Ended June 30,		For the Six Months Ended June 30,		Variance –
	2025	2024	2025	2024	2025	2024	Increase
	$’000	$’000	$’000	$’000	$’000	$’000	(Decrease)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	$’000%
Analysis By Segment:
Bunkering services	275,440	357,350	-	-	275,440	357,350	(81,910)	(22.9)
Vessel chartering services	3,548	3,486	3,548	3,486	-	-	-	-
Ship management services	5,074	965	4,174	790	900	175	725	414.3
Total Revenue	284,062	361,801	7,722	4,276	276,340	357,525	(81,185)	(22.7)

Overall

Our Group’s overall revenue for the six months ended June 30, 2025 had decreased by 22.7%, or equivalent to $81.2 million, to $276.3 million from $357.5 million achieved for the six months ended June 30, 2024 due to decrease in contribution from the bunkering services segment, as it contributed more than 99% of our Group’s revenue for the six months ended June 30, 2025, offset by a slight increase in ship management services. The decrease in revenue for the six months ended June 30, 2025 was primarily attributable to a decrease in the volume of oil cargo bunkered of approximately 11.2%, from 578,614 metric ton for the six months ended June 30, 2024 to 514,025 metric ton for the six months ended June 30, 2025.

Bunkering Services

The decrease in the bunkering services revenue by $81.9 million to $275.4 million for the six months ended June 30, 2025 from $357.3 million for the six months ended June 30, 2024 was substantially attributable to the decrease of approximately 11.2% in volume of oil cargo bunkered, from 578,614 metric ton for the six months ended June 30, 2024 to 514,025 metric ton for the six months ended June 30, 2025. In addition, because the selling price of bunker fuel is generally benchmarked to the prevailing market oil price, the 17.9% decrease in the average oil price for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 further reduced the revenue recognized from bunkering services.

We expanded our customer base in bunkering services from 53 customers for the six months ended June 30, 2024 to 77 for the six months ended June 30, 2025. Despite this expansion, bunkered volume declined due to a slowdown in global trade and shipping activity. The tariff crisis in early 2025, marked by broad new tariffs and frequent changes in implementation timelines, significantly disrupted shipping schedules and cargo flows. These disruptions, together with softer global consumption and weaker economic growth, reduced overall demand for marine fuel and directly contributed to the decline in oil cargo bunkered.

The combined impact of reduced bunkered volume and declining global marine fuel prices offset the benefits of customer base expansion, thereby constraining overall revenue growth in our bunkering services.

Vessel Chartering Services

Our vessel chartering services segment previously generated revenue by chartering vessels to third parties. There was no revenue from third parties related to vessel chartering services for the six months ended June 30, 2025 and 2024, as our Group temporarily discontinued the segment after the chartering contract expired in July 2023. The vessel was subsequently redeployed to our bunkering fleet to support the growth of our oil bunkering operations.

Ship Management Services

Our ship management services, supported by a competent team of qualified professional mariners, also managed third-party vessels, including tugboats used in the port and STS operations that are owned by other subsidiaries within the Straits Group, which are outside our Group.

The ship management services generated approximately $0.9 million and $0.2 million for the six months ended June 30, 2025 and 2024, respectively, due to the addition of new customers for the six months ended June 30, 2025.

Cost of revenues

Our cost of revenues represent direct expenses incurred to generate revenue. These costs are recorded and accrued as incurred. The cost of revenues primarily comprise oil cargo cost, along with other bunkering operation costs such as bunker own used, port charges, crew wages and consumables, transport costs and agency fees. It also includes vessel operation-related costs, such as vessel consumables, insurance, general upkeep and repair costs.

Its major cost components are as follow:

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Unaudited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Oil cargo sold	264,009	343,994	(79,985)	(23.3)
Bunker own used	1,818	2,136	(318)	(14.9)
Crew wages	1,815	1,767	48	2.7
Other operating cost	4,715	4,082	633	15.5
Total cost of revenues	272,357	351,979	(79,622)	(22.6)

Our overall cost of revenues decreased by 22.6%, or equivalent to $79.6 million, to $272.4 million for the six months ended June 30, 2025 from $352.0 million for the six months ended June 30, 2024, representing 98.6% and 98.4% of our total revenue respectively. This decrease was in line with the decline in the volume of cargo bunkered, with oil cargo costs dropped to $264.0 million for the six months ended June 30, 2025 from $344.0 million for the six months ended June 30, 2024. In addition, other operating costs increased to $4.7 million for the six months ended June 30, 2025 from $4.1 million for the six months ended June 30, 2024. The increase was primarily attributable to higher port-related operation costs, partially offset by a reduction in equipment upkeep expenses.

Gross Profit and Gross Profit Margin

Overall

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Unaudited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	276,340	357,525	(81,185)	(22.7)
Cost of revenues	(272,357)	(351,979)	(79,622)	(22.6)
Gross profit	3,983	5,546	(1,563)	(28.2)

Gross profit margin	1.44%	1.55%	(0.11)%	(7.1)

As a result of the foregoing, we recorded an overall decrease of 28.2% in gross profit, or equivalent to $1.6 million, to $4.0 million for the six months ended June 30, 2025 from $5.6 million for the six months ended June 30, 2024.

Nevertheless, our gross profit margin decreased marginally by 0.11%, to 1.44% for the six months ended June 30, 2025 from 1.55% for the six months ended June 30, 2024 primarily reflecting increased operational expenses from our oil bunkering services, resulting in a marginal compression of our gross profit margin.

Bunkering Services

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Unaudited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	275,440	357,350	(81,910)	(22.9)
Cost of revenues	(271,627)	(351,979)	(80,352)	(22.8)
Gross profit	3,813	5,371	(1,558)	(29.0)

Gross profit margin	1.38%	1.50%	(0.12)%	(7.9)

Total metric ton sold (mt)	514,025	578,614	(64,589)	(11.2)

Average gross profit per metric ton	$7.42	$9.28	$(1.86)	(20.0)

We recorded a decrease of 29.0% in gross profit of bunkering services, or equivalent to $1.6 million, to $3.8 million for the six months ended June 30, 2025 from $5.4 million for the six months ended June 30, 2024. Our gross profit margin decreased marginally by 0.12%, to 1.38% for the six months ended June 30, 2025 from 1.50% for the six months ended June 30, 2024.

The average gross profit per mt of oil cargo sold had decreased by approximately 20.0%, or equivalent to $1.86 per mt, to $7.42 per mt for the six months ended June 30, 2025 from $9.28 per mt for the six months ended June 30, 2024. This margin compression was largely due to elevated operating costs and sharp decline in demand for bunkering. Tariff-related delays and logistical disruptions increased transportation and handling expenses, while deferred tariff adjustments limited cost pass-through capabilities. Additionally, global oil demand softness and broader inflationary pressures narrowed the spread between selling prices and procurement costs, further eroding profitability.

Ship Management Services

Gross profit of ship management services was relatively stable, representing $169,761 for the six months ended June 30, 2025, up from $175,465 for the six months ended June 30, 2024.

The slight decrease in gross profit margin primarily reflects the recognition of certain direct costs associated with technical management and agency services for the six months ended June 30, 2025.

Selling and Marketing Expenses

The selling and marketing expenses comprise marketing, advertising and business development expenses incurred by the sales and marketing team.

Our selling and marketing expenses decreased by 19.1% or approximately $0.01 million, to $0.04 million for the six months ended June 30, 2025, down from $0.05 million for the six months ended June 30, 2024. The decrease was primarily attributable to a reversal of approximately $0.03 million in previously over provisioned marketing expenses, partially offset by an increase in spending of $0.04 million for business development for the six months ended June 30, 2025.

General and Administrative Expenses

The general and administrative expenses which increased by 8.8% or $0.2 million, to $3.3 million for the six months ended June 30, 2025 from $3.1 million for the six months ended June 30, 2024 comprise the following:

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Unaudited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Staff cost	1,505	1,174	331	28.2
Management fees	373	91	282	309.9
Professional fees	410	353	57	16.1
Leasing license	170	160	10	6.3
Others	872	1,283	(411)	(32.0)
Total general and administrative expenses	3,330	3,061	269	8.8

Staff cost increased by $0.3 million, to $1.5 million for the six months ended June 30, 2025, up from $1.2 million for the six months ended June 30, 2024. Without significant change in the number of overall headcounts, the increase was primarily due to annual salary adjustments and bonus payments during the six months ended June 30, 2025. In addition, approximately $0.07 million of directors’ remuneration was incurred following our listing.

Management fees paid to Straits Management Services Sdn. Bhd., a related company within the Straits Group, increased to $0.4 million for the six months ended June 30, 2025 from $0.1 million for the six months ended June 30, 2024. These fees cover overall group management and coordination services, encompassing but not limited to listing compliance and requirement, group consolidation and reporting, corporate governance, corporate secretarial, corporate finance, corporate banking, accounting, market and public relations to the subsidiaries of our Company. The increase was mainly due to a higher fee being charged for the six months ended June 30, 2025.

Professional fees include statutory audit fees, tax fees, corporate secretarial fees, and legal fees. The professional fees remained relatively stable for the six months ended June 30, 2025, which mainly represented fee incurred in connection with our expenses related to investor relationship and a provision of audit fee for the consolidated financial statement.

Corporations incorporated under Labuan Companies Act 1990 are required to pay an annual leasing license fee of $20,000 to Labuan Financial Services Authority (“LFSA”). As such, there was leasing license fee of $0.01 million each for the six months ended June 30, 2025 and 2024. In addition, $0.02 million and $0.01 million represents other license fees charged for the six months ended June 30, 2025 and 2024, respectively.

The decrease in other general and administrative expenses for the six months ended June 30, 2025 primarily reflected the reduced in late charge in payment to suppliers driven by greater access to funding and implementation of our cost savings initiatives aimed at optimizing operational efficiency and reducing discretionary spending.

Depreciation

Depreciation represents the annual depreciation on the cost of Group’s fleet of 15 vessels, dry-dock cost, tools, office equipment, computer hardware and software, motor vehicles, real property and furniture and fittings.

The increase in depreciation by $0.3 million to $2.6 million for the six months ended June 30, 2025, up from $2.3 million for the six months ended June 30, 2024, was due to the addition of dry-dock cost which resulted in higher depreciation charges.

Other (Expense) Income, net

Interest Income

Interest income decreased to $16,072 for the six months ended June 30, 2025 from $28,903 for the six months ended June 30, 2024. The decrease was primarily attributable to an adjustment recorded in respect of interest income relating to earlier periods during the six months ended June 30, 2024, with no corresponding adjustment in the six months ended June 30, 2025. Interest income was derived from principal sums approximating $0.1 million and $2.4 million placed with lender bank of Tumpuan Megah Development Sdn. Bhd. (“Tumpuan Megah”) as a term deposit and in a designated current account respectively.

Sundry (Expense) Income

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Unaudited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
(Loss) Gain on foreign exchange	(1,496)	3,210	(4,706)	(146.6)
Miscellaneous income	721	19	702	3,694.7
Total sundry (expense) income	(775)	3,229	(4,004)	(124.0)

Although the majority of our business activities are denominated in USD, the functional currencies of our five subsidiaries remain RM and SGD. As a result, foreign currency gains and losses arise when USD-denominated balances of these subsidiaries are remeasured into their respective functional currencies. We currently do not have a foreign currency hedging policy, as the USD generated from our revenue is sufficient to cover our USD purchases. However, we continue to monitor our foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise. In the current state of RM and SGD strengthening against the USD, the weakening of the USD reduced the RM-equivalent and SGD-equivalent values of our USD-denominated cash balances, receivables and payables, resulting in a net foreign currency loss. We recorded a net foreign currency loss of $1.5 million for the six months ended June 30, 2025 as compared to net foreign currency gain of $3.2 million for the six months ended June 30, 2024.

Miscellaneous income primarily comprises late payment interest income of $0.6 million from a related party, Straits, arising from late payment at an interest rate of 8.25%.

Interest Expense

Interest expense included interest on trade financing facilities granted to Tumpuan Megah, term loan interest and vessel vendor financing interest.

The increase in interest expense by $0.8 million, to $2.8 million for the six months ended June 30, 2025, up from $2.0 million for the six months ended June 30, 2024, was due to a higher volume of trade financing facilities granted to Tumpuan Megah, which bear interest rates ranging from 5.75% to 7.75%.

Provision For Income Taxes

Cayman Islands

Our Company was incorporated in Cayman Islands. Under the current tax laws of Cayman Islands, we are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Malaysia

Profits of Malaysian corporations incorporated under the Companies Act 2016 are subject to the prevailing corporate income tax rate at 24%, and this is applicable to SMF, TMD Marine Fuels Sdn. Bhd. and Tumpuan Megah.

For corporations incorporated under the Labuan Companies Act 1990, that individually own each of our 15 vessels, their audited net profits are subject to the prevailing corporate income tax rate at 3%.

Singapore

For Singapore incorporated corporations, their prevailing corporate income tax rate is at 17% with the following partial tax exemption on its chargeable income:

1.	75% of its first chargeable income of SGD10,000; and
2.	50% of its next chargeable income of SGD190,000.

With the aforementioned, our Group’s effective tax rate was 19.7% for the six months ended June 30, 2024. For the six months ended June 30, 2025, the Group recorded an income tax benefit of $1.0 million, representing (i) current tax expenses of $0.08 million for the ended June 30, 2025; (ii) deferred tax income arising from temporary differences amounted to $0.07 million; and (iii) over-provision of income tax expenses of $1.0 million in FY2024 due to the change in our fiscal year end.

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Unaudited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Current Income Tax
Based on result for the period	78	277	(199)	(71.8)
Over provision in prior periods	(1,001)	-	(1,001)	(100.0)
	(923)	277	(1,200)	(433.2)
Deferred Tax
Reversal of temporary differences	(65)	-	(65)	100.0
Under provision in prior periods	-	-	-	-
	(65)	-	(65)	100.0

Total income tax (benefit) expense	(988)	277	(1,265)	(456.7)

With the change of fiscal year end from December 31 to June 30, the tax reporting period of Tumpuan Megah covered 18 months from January 1, 2024 to June 30, 2025. Given Tumpuan Megah recorded a net loss for the six months ended June 30, 2025, the tax loss position reduced the overall assessable profits for the full 18-month reporting period. As a result, the provision for income tax previously recognized for the year ended December 31, 2024 was overstated by $1.0 million.

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

Overall

Our Group’s overall revenue for FY2024 had increased by 8.8%, or equivalent to $55.5 million, to $688.6 million from $633.1 million achieved in FY2023 due to rise in contribution from the bunkering services segment, as it contributed more than 99% of our Group’s revenue. The increase in revenue in FY2024 was primarily attributable to an increase in the volume of oil cargo bunkered of approximately 6.0%, from 933,418 metric ton in FY2023 to 989,512 metric ton in FY2024.

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

Vessel Chartering Services

Our vessel chartering services segment previously generated revenue by chartering vessels to third parties. There was no revenue from third parties related to vessel chartering services in FY2024, compared to $1.2 million in FY2023, as our Group temporarily discontinued the segment after the chartering contract expired in July 2023. The vessel was subsequently redeployed to our bunkering fleet to support the growth of our oil bunkering operations.

Ship Management Services

Our ship management services, supported by a competent team of qualified professional mariners, also managed third-party vessels, including tugboats used in the port and STS operations that are owned by other subsidiaries within the Straits Group, which are outside our Group.

The ship management services remained steady, generating approximately $0.4 million and $0.3 million in FY2024 and FY2023, respectively.

Cost of revenues

Our cost of revenues represent direct expenses incurred to generate revenue. These costs are recorded and accrued as incurred. The cost of revenues primarily comprise oil cargo cost, along with other bunkering operation costs such as bunker own used, port charges, crew wages and consumables, transport costs and agency fees. It also includes vessel operation-related costs, such as vessel consumables, insurance, general upkeep and repair costs.

Its major cost components are as follow:

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Oil cargo sold	656,864	606,451	50,413	8.3
Bunker own used	4,011	4,439	(428)	(9.6)
Crew wages	3,550	3,481	69	2.0
Other operating cost	8,138	6,619	1,519	22.9
Total cost of revenues	672,563	620,990	51,573	8.3

Our overall cost of revenues increased by 8.3%, or equivalent to $51.6 million, to $672.6 million for FY2024 from $621.0 million for FY2023, representing 97.7% and 98.1% of our total revenue respectively. This increase was in line with the growth in the volume of cargo bunkered, with oil cargo costs rising to $656.9 million in FY2024 from $606.4 million in FY2023. In addition, other operating costs increased to $8.1 million in FY2024 from $6.6 million in FY2023, primarily due to higher vessel maintenance and bunkering loading costs.

Gross Profit and Gross Profit Margin

Overall

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	688,608	633,080	55,528	8.8
Cost of revenues	(672,563)	(620,990)	(51,573)	(8.3)
Gross profit	16,045	12,090	3,955	32.7

Gross profit margin	2.33%	1.91%	0.42%	22.0

As a result of the foregoing, we recorded an overall increase of 32.7% in gross profit, or equivalent to $3.9 million, to $16.0 million for FY2024 from $12.1 million in FY2023.

Nevertheless, our gross profit margin increased marginally by 0.42% to 2.33% in FY2024 from 1.91% in FY2023 due to improved margins in our oil bunkering services.

Bunkering Services

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	688,210	631,608	56,602	9.0
Cost of revenues	(672,563)	(620,610)	51,953	8.4
Gross profit	15,647	10,998	4,649	42.3

Gross profit margin	2.27%	1.74%	0.53%	30.5

Total metric ton sold (mt)	989,512	933,418	56,094	6.0

Average gross profit per metric ton	$15.81	$11.78	$4.03	34.2

We recorded an increase of 42.3% in gross profit of bunkering services, or equivalent to $4.6 million, to $15.6 million in FY2024 from $11.0 million in FY2023. Our gross profit margin increased marginally by 0.53% to 2.27% in FY2024 from 1.74% in FY2023.

The average gross profit per metric ton of oil cargo sold had increased by approximately 34.2%, or equivalent to $4.03 per mt, to $15.81 in FY2024 from $11.78 in FY2023. This improvement was attributable to our strategic focus on penetrating new markets and expanding our customer base contributed to higher sales volumes. We successfully attracted new customers while maintaining strong relationships with existing buyers. Through maintaining a steady demand, we optimized resource usage and lowered the overall cost of providing services for FY2024. In addition, the increase in bunkering activities, which led to higher operational efficiencies, enabling us to leverage economies of scale and optimize our cost structure.

Vessel Chartering Services

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	-	1,194	(1,194)	(100.0)
Cost of revenues	-	(380)	380	100.0
Gross profit	-	814	814	100.0

Gross profit margin	-	68.2%	(68.2)%	(100.0)

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

Ship Management Services

Gross profit of ship management services increased to $ 0.4 million in FY2024, from $0.3 million in FY2023, remaining relatively stable.

Selling and Marketing Expenses

The selling and marketing expenses comprise marketing travelling and advertising expenses incurred by the sales and marketing team.

Our selling and marketing expenses decreased by 60.4% or approximately $0.06 million, to $0.04 million in FY2024, down from $0.1 million in FY2023, due to cost-saving plan on marketing expenses in FY2024.

General and Administrative Expenses

The general and administrative expenses which increased by 2.4% or $0.1 million, to $5.2 million in FY2024 from $5.1 million in FY2023 comprise the following:

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Staff cost	2,300	2,266	34	1.5
Management fees	499	487	12	2.5
Professional fees	424	415	9	2.2
Leasing license	300	300	-	-
Vessel deposit written off	-	273	(273)	(100.0)
Impairment/ assets written off	71	(5)	76	1,520.0
Others	1,655	1,391	264	19.0
Total general and administrative expenses	5,249	5,127	122	2.4

Staff cost increased by $0.03 million to $2.30 million in FY2024, up from $2.27 million in FY2023. This was mainly due to higher staff-related costs and the recruitment of a senior management member for a subsidiary, Straits Marine Services Pte. Ltd. in FY2024. This increase was partially offset by the adjustment for the over-provision of staff and director bonuses for FY2023 in Tumpuan Megah.

Management fees are paid to Straits Management Services Sdn. Bhd., a related company within the Straits Group, remained stable at $0.5 million in both FY2024 and FY2023. These fees cover overall group management and coordination services, encompassing but not limited to listing compliance and requirement, group consolidation and reporting, corporate governance, corporate secretarial, corporate finance, corporate banking, accounting, market and public relations to the subsidiaries of our Company.

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

The increase in other general and administrative expenses mainly represented (i) an increase in environmental, social, and governance activities payable to a related party, Benua Hijau Sdn. Bhd., an entity owned by a controlling shareholder, amounting to $0.1 million; (ii) an increase of $0.1 million in bank charges for issuing $6.5 million in bank guarantees to suppliers; and (iii) an increase in operating costs, such as insurance and travelling expenses, amounting to $0.05 million due to the expansion of business.

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

Sundry Income

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Gain on foreign exchange	1,415	2,982	(1,567)	(52.5)
Cancellation fees	-	230	(230)	(100.0)
Fair value adjustments	-	46	(46)	(100.0)
Miscellaneous income	607	63	544	863.5
Total sundry income	2,022	3,321	(1,299)	(39.1)

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

Miscellaneous income includes interest income of $0.4 million from related party, Straits on late payment with interest rate at 8.25%. In addition, there was a $0.2 million adjustment related to the previously recognized value of the acquisition of SMF.

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

Malaysia

Profits of Malaysian corporations incorporated under the Companies Act 2016 are subject to the prevailing corporate income tax rate of 24%, and this is applicable to SMF, TMD Marine Fuels Sdn. Bhd. and Tumpuan Megah.

For corporations incorporated under the Labuan Companies Act 1990, that individually own each of our 15 vessels, their audited net profits are subject to the prevailing corporate income tax rate of 3%.

Singapore

For Singapore incorporated corporations, their prevailing corporate income tax rate is at 17% with the following partial tax exemption on its chargeable income:

3.	75% of its first chargeable income of SGD10,000; and
4.	50% of its next chargeable income of SGD190,000.

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

As of June 30, 2025, we had net working capital deficit of $8.7 million and a net loss of $4.5 million. Despite this, we believe that we can meet all our financial obligations as they become due in the foreseeable future. This conclusion is based on a detailed assessment of our financial position, forecast, and plans up to the date of approval of these financial statements.

Key considerations in this assessment include:

●	We maintained cash and cash equivalents of $7.1 million as of June 30, 2025.
●	Our strong payment track record and long-standing relationships suggest that trade facilities amounting to approximately $91.8 million and supplier purchasing limits of $11.2 million will be available for the next 12 months.
●	As of June 30, 2025, we had balances of available trade facilities amounting to $7.6 million to support our operational needs.
●	We entered into a repayment plan with major debtors covering approximately $15.0 million, with scheduled monthly repayments from June 2025 to May 2026, which are expected to provide additional liquidity.

Prior to the consummation of our initial public offering on April 22, 2025, our principal sources of liquidity to finance our operating activities were from the working capital, trade financing from financial institutions, suppliers credit financing and cash generated from business operation.

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

We believe that our existing cash resources, anticipated cashflow from operations, anticipated cash raised from financing together with net proceeds from our public offering will be sufficient to meet and fund our anticipated operation working capital and capital expansion requirements for the next 12 months from the date of this transition report.

If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that such financing would be available at all or on favorable terms. Additional financing may include the use of debt, credit facilities from financial institutions, or the sale of equity or instruments convertible into equity securities, whether by our Group or its holding company. Any issuance of additional equity could result in immediate and possibly significant dilution to our existing shareholders, while incurrence of debt would increase fixed obligations and bring along operating covenants that could restrict our operations.

As at June 30, 2025, our cash and cash equivalents were approximately $7.1 million, comprising primarily in cash and cash equivalent.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2024 and the years ended December 31, 2024 and 2023 as indicated.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(20,251)	(42,896)	(24,290)	654
Net cash used in investing activities	(2,096)	(1,942)	(3,761)	(3,148)
Net cash provided by (used in) financing activities	12,778	45,136	38,655	(2,489)
Net (decrease) increase in cash and restricted cash	(9,569)	298	10,604	(4,983)
Effect of exchange rates on cash and restricted cash	559	860	636	(1,456)
Cash and restricted cash, beginning of period / year	16,070	4,830	4,830	11,269
Cash and restricted cash, end of period / year	7,060	5,988	16,070	4,830

Operating Activities

Our cash inflow from operating activities was principally from collections of revenue. Our cash outflows used in operating activities was principally for payment of oil cargo purchased, operating expenses, staff cost and general administrative expenses.

The net cash used in operating activities for the six months ended June 30, 2025 was $20.3 million, after adjusting for non-cash item which includes:

i.	$2.6 million in depreciation charges for the six months ended June 30, 2025. The increase in depreciation charges was due to additional capital expenditure incurred on docking expenditure for the six months ended June 30, 2025.

Meanwhile, the changes for the six months ended June 30, 2025 working capital were mainly attributable by the following operating assets and liabilities:

i.	Increase in accounts receivable by $6.6 million due to the implementation of our accounts receivable repayment plan, in which installment agreements were established with customers for repayment of outstanding balances. In addition, slower collections from customers were observed for the six months ended June 30, 2025, primarily due to delays in cargo movement and the ongoing tariff situation. These disruptions affected delivery schedules and invoicing cycles, which in turn strained customer cash flows and extended payment timelines;
ii.	Lower inventory levels were maintained amid market instability for the six months ended June 30, 2025, resulting in a decrease of $2.5 million;
iii.	Increase in other receivables and current assets by $11.9 million, mainly due to advance payments related to marketing and business development activities of and a vessel deposit paid for sourcing target vessel amounting to total of $6.1 million. In addition, advance payments were made to suppliers for purchase of cargo oil increased by $3.7 million; and
iv.	Decrease in income tax payable of $1.8 million as the operating entity, Tumpuan Megah, incurred a net loss for the six months ended June 30, 2025 which reduced the current tax expense and related tax payable.

The net cash used in operating activities for the six months ended June 30, 2024 was $42.9 million, after adjusting for non-cash item which includes:

i.	$2.3 million in depreciation charges for the six months ended June 30, 2024. The increase in depreciation charges was due to additional capital expenditure incurred for the six months ended June 30, 2024.

Meanwhile, the changes in working capital for the six months ended June 30, 2024 were mainly attributable by the following operating assets and liabilities:

i.	Decrease in accounts receivable by $2.3 million as we had established a repayment installment agreement with a customer for his repayment of the outstanding balance and hence leading to reduction in account receivables;
ii.	The decrease in inventory was mainly due to the increase in the volume cargo bunkered, resulting a lower inventory level at period end;
iii.	Increase in other receivables and current assets by $5.7 million was substantially due to advance payment amounting to $3.3 million in anticipation of higher demand by customers in coming months. There was a further $1.2 million pledged to a supplier for an additional $7.0 million in credit limit and $0.6 million in deferred IPO expenses;

iv.	Decrease in accounts payable by $29.7 million as payment to suppliers were made through trade financing facilities which had increased by $46.5 million; and
v.	Increase in due from related parties by $4.5 million was attributable to working capital advances to related parties.

The net cash used in operating activities for FY2024 was $24.3 million, after adjusting for non-cash item which includes:

i.	$4.8 million in depreciation charges for FY2024. The increase in depreciation charges was due to additional capital expenditure incurred on docking expenditure in FY2024.

Meanwhile, the changes in FY2024 working capital were mainly attributable by the following operating assets and liabilities:

i.	Decrease in accounts receivable by $2.8 million as the collection of accounts receivable had improved due to our successful repayment plan implementation, in which we established a repayment installment agreement with a customer for the repayment of the outstanding balance and hence leading to a reduction in account receivables;
ii.	The increase in the bunkered cargo volume and the implementation of improved inventory control, resulting in a lower inventory level maintained in FY2024 by $6.5 million;
iii.	Decrease in other receivables and current assets by $5.1 million, mainly due to advance payments being utilized to settle previous secured orders with the increase in bunkering services. In addition, $1.3 million was paid for deferred IPO expenses; and
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

Investing Activities

Our cash flow used in investing activities was mainly carrying out our periodic dry-dock activities which amounted to $1.7 million and $1.8 million for the six months ended June 30, 2025 and 2024, respectively. The dry-dock activities are necessary to maintain our fleet of vessels in good performing conditions to ensure smooth bunkering operation apart from complying with the strict and stringent operation procedures and requirements of our suppliers and loading terminals. These spendings are financed by our internally generated funds.

Our cash flow used in investing activities was mainly carrying out our periodic dry-dock activities which amounted to $3.8 million and $3.1 million in FY2024 and FY2023, respectively. The dry-dock activities are necessary to maintain our fleet of vessels in good performing conditions to ensure smooth bunkering operation apart from complying with the strict and stringent operation procedures and requirements of our suppliers and loading terminals. These spendings are financed by our internally generated funds.

Financing Activities

Our cash flow provided by financing activities amounted to $12.8 million for the six months ended June 30, 2025. It mainly represented proceeds from issuance of common shares pursuant to IPO amounted to $11.6 million, as well as net borrowings of $7.4 million, representing trade facilities obtained from local financial institutions and repayment of our vessel vendors who provided vendor-financed borrowing for vessel acquisitions. These inflows were partly offset by advances of $6.2 million made to our related parties.

Our cash flows provided by financing activities amounting to $45.1 million for the six months ended June 30, 2024 was mainly from the drawdown of trade financing facilities from the local financial institutions to repay our payables and our vessel financing vendors who had provided us vendor financing borrowing in our acquisition of their vessels. The net drawdown and repayment to the borrowings was approximately of $45.3 million for the six months ended June 30, 2024.

Our cash flow provided by financing activities amounted to $38.7 million for FY2024. It mainly represented proceeds from borrowings obtained through additional trade facilities from banks, offset by repaying our vessel vendors who provided vendor-financed borrowing for vessel acquisitions amounting to a net amount of $50.9 million. In addition, we also advanced $12.2 million to our related parties.

Our cash flow used in financing activities amounted to $2.5 million for FY2023, representing a net amount of $2.8 million in repayment to our vessel vendors who provided vendor-financed borrowing for vessel acquisitions. In addition, we received proceeds totaling $0.3 million from our related parties.

Contractual obligations and Contingencies

In the normal course of our business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

As of the date of this transition report, we did not have any loss contingencies which require to be recognized or disclosed in our consolidated financial statements.

As of June 30, 2025, our contractual obligations were as follows:

	Less than 1 year	Between 1-2 years	Over 3 years	Total
Contractual obligations	$	$	$	$
Finance lease commitment	14,758	29,516	29,104	73,378
Operating lease commitment	26,833	14,695	-	41,528
Repayment of loan borrowings	409,025	62,655	462,493	934,173
	450,616	106,866	491,597	1,049,079

Analysis of items with major changes on the unaudited consolidated balance sheets as at June 30, 2025 and December 31, 2024

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
	$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents	7,060	16,070
Accounts receivable, net	28,372	20,322
Inventories, net	7,627	9,667
Due from related parties	17,993	11,593
Other receivables and current assets	30,959	20,207
Income tax recoverable	1,003	-
Total current assets	93,014	77,859

Non-Current Assets
Property, plant and equipment, net	31,733	32,133
Investments, net	90	89
Operating lease right of use asset (“ROU asset”), net	38	17
Deferred tax assets, net	67	-
Total Non-Current Assets	31,928	32,239

Total Assets	124,942	110,098

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	7,057	7,426
Other payables	1,403	1,503
Short-term loans	91,807	79,269
Due to related parties	1,024	627
Taxes payable	-	774
Operating lease liabilities - current portion	24	9
Long-term debt payable - current portion	409	777
Finance lease payable - current portion	12	11
Total current liabilities	101,736	90,396

Non-Current Liabilities
Operating lease liabilities - non-current	14	8
Long term debt payable	525	504
Finance lease payable	54	57
Total Non-Current Liabilities	593	569

Total Liabilities	102,329	90,965

Shareholders’ Equity
Ordinary share, par value $0.0001 per share; 500,000,000 shares authorized; 23,565,000 and 20,000,000 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	2	2
Additional paid-in capital	12,732	4,635
Retained earnings	8,274	12,582
Accumulated other comprehensive income	578	664
Total equity attributable to equity holders’ of TMD Energy Limited	21,586	17,883
Non-controlling interests	1,027	1,250
Total Equity	22,613	19,133

Total Liabilities and Shareholders’ Equity	124,942	110,098

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and balances in bank accounts, including fixed deposits pledged for banking facilities. The decrease in cash and cash equivalents was primarily driven by an increase in accounts receivable, advances to suppliers and related parties, and deposits paid for sourcing a target vessel, partially offset by proceeds from our initial public offering.

Accounts Receivable, Net

Accounts receivable mainly arise from our bunkering services. The increase in receivables was due to the repayment installment agreement established with customers and slower payments from our customers as they were affected by the delays in cargo shipments and tariff crisis.

Inventory, Net

Inventory consists of marine gas oil (“MGO”) and low sulfur fuel oil (“LSFO”) held for sale, as well as bunker fuel for vessel operations. The vessels primarily use MGO as bunker fuel. The decrease in inventory was mainly due to lower sales resulting in reduced stock on hand and fewer purchases to maintain appropriate inventory levels.

Due From (To) Related Parties

This represents transactions occurring in the ordinary course of business, as well as advances provided to or received from related parties to support the Group’s operational activities. The increase was primarily attributable to an advance to Straits, part of which were unsecured, interest bearing at 8.25% and had no fixed repayment terms.

Other Receivables and Current Assets

These include advance payments, supplier deposits for trade purposes, and deferred offering costs. Supplier deposits were pledged to secure purchase credit limits and refundable only upon termination of the credit limit or offsetting against outstanding supplier balances. The increase was due to advance payments made to suppliers for marketing and business development activities, as well as deposit paid for sourcing target vessels. For the six months ended June 30, 2025, deferred offering costs were charged to shareholder’s equity after the completion of initial public offerings.

Property, Plant and Equipment, Net

Property, plant, and equipment, net, comprise vessels, docking fees, tools, equipment, and other assets. The decrease in property, plant and equipment, net was primarily attributable to the increase in accumulated depreciation, which outpaced additions in docking expenditures associated with our bunkering operations.

Accounts Payable and Accrued Expenses

With the availability of greater access to funding, we were enabled to place advance payments with suppliers, ensuring a smoother procurement process and securing orders ahead of schedule, resulting in a decrease in our accounts payable and accrued expenses.

Short-term Loans

Short-term loans represent trade facilities granted by various banking institutions to finance the purchase and importation of goods essential for our business operations. We successfully obtained additional trade facilities to meet our operational needs, ensuring adequate funding for timely supplier payments.

Long Term Liabilities

These consist of long-term debt used to finance leasehold properties, vessels, and motor vehicles. The decrease in long-term liabilities was mainly due to the repayment of a vessel installment loan, with no additional long-term debt incurred for the six months ended June 30, 2025.

Capital Expenditures

We had a capital expenditure of $2.1 million, $3.8 million and $3.1 million for the six months ended June 30, 2025, FY2024 and FY2023 respectively. These were financed through funds generated from operations.

Capital Commitments

As at June 30, 2025, there was no material capital expenditures or purchase commitment to acquire vessels. Should there arise a need to expand the existing fleet of vessels, we will seek financing from financial institutions or vendors of vessels with an extended long term payment schedule.

5.C. Research and Development, Patent and Licenses, etc.

Not applicable. The Company has not undertaken any Research and Development activities in the past three years.

5.D. Trend Information

Other than as disclosed elsewhere in this transition report, we are not aware of any trends, uncertainties, demands, commitments, or events for the six months ended June 30, 2025 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

We prepare our unaudited consolidated financial statement in accordance with U.S. GAAP, which requires us to make judgement, estimation and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during each reporting period. We continually evaluate these judgements, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgements about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from these estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) allowance for doubtful accounts; (iii) impairment of long-lived assets; (iv) leases; and (v) income taxes. See Note 2 - Significant Accounting Policies to our unaudited consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

The Company has evaluated its account receivables and recognized a credit loss of $807, $69,474 and $nil for the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023 respectively.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the unaudited consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended the consolidated financial statements filed as part of this Transition Report.

8.B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this Transition Report.

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

The IPO (including the sale of the Ordinary Shares to cover over-allotment) generated gross proceeds to the Company of approximately $11.59 million. We incurred a total of $1.25 million listing expenses and the net offering proceeds to us after deducting the total expenses was $10.34 million. As at the date of this Transition Report, we had utilized 55%, 29% and 16% of the IPO proceeds for purchase of cargo, listing expenses and general and corporate expenses respectively.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

On May 16, 2025, the Company announced the change of fiscal year end from December 31 to June 30, with effect from May 16, 2025. This change is being made to better align the fiscal year end of its holding company, Straits which has changed its fiscal year end from December 31 to June 30. As a result, the Company is required to file this Transition Report for the transition period, which is the six-month period from January 1, 2025 to June 30, 2025. After filing the Transition Report, the Company’s next fiscal year end will be June 30, 2026.

We have appended the consolidated financial statements filed as part of this Transition Report.

The financial statements have not been audited by, J&S Associate PLT, the Company’s independent registered public accounting firm.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1**	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2025).
2.1**	Specimen certificate evidencing Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
4.1**	Underwriting Agreement dated April 21, 2025 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2025).
4.2**	Form of Director Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704 ) filed with the Securities and Exchange Commission on February 27, 2025).
4.3**	Form of Executive Officer Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
4.4**	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
8.1**	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
11.1**	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
11.2**	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97**	Clawback Policy
99.1*	Regulations that may affect our business activities.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Transition Report.
**	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on the Transition Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

TMD Energy Limited

By:	/s/ Dato’ Sri Kam Choy Ho
Name:	Dato’ Sri Kam Choy Ho
Title:	Director and Chief Executive Officer

Date: September 29, 2025

INDEX TO FINANCIAL STATEMENTS

TMD ENERGY LIMITED

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of June 30, 2025 (Unaudited) and December 31, 2024 (Audited)	F-3

Consolidated Statements of Operations and Comprehensive (Loss) Income for the Six Months Ended June 30, 2025 (Unaudited) and the Years Ended December 31, 2024 and 2023 (Audited)	F-4

Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2025 (Unaudited) and the Years Ended December 31, 2024 and 2023 (Audited)	F-5

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2025 (Unaudited) and the Years Ended December 31, 2024 and 2023 (Audited)	F-6

Notes to Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023	F-7

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

Malaysia

Please note the Company’s transition report for the six-month period ended June 30, 2025 is unaudited, there will be no Report of Independent Registered Public Accounting Firm” included in the transition Form 20-F.

TMD Energy Limited

Unaudited Consolidated Balance Sheets

As of June 30, 2025 and December 31, 2024

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$7,060,410	$16,069,851
Accounts receivable, net	28,371,702	20,321,697
Inventories, net	7,627,129	9,667,559
Due from related parties	17,992,929	11,592,567
Other receivables and current assets	30,958,684	20,206,845
Income tax receivable	1,003,350	-
Total current assets	93,014,204	77,858,519

Non-Current Assets
Property, plant and equipment, net	31,733,289	32,133,461
Investments, net	89,712	88,908
Operating lease right of use asset (“ROU asset”), net	37,981	16,603
Deferred tax assets, net	67,217	-
Total Non-Current Assets	31,928,199	32,238,972

Total Assets	$124,942,403	$110,097,491

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$7,057,387	$7,426,422
Other payables	1,402,444	1,502,965
Short-term loans	91,806,603	79,268,515
Due to related parties	1,024,058	626,745
Taxes payable	-	773,578
Operating lease liabilities – current portion	24,437	9,223
Long-term debt payable – current portion	409,025	776,753
Finance lease payable – current portion	11,979	11,053
Total current liabilities	101,735,933	90,395,254

Non-Current Liabilities
Operating lease liabilities – non current	14,301	7,564
Long term debt payable – non current	525,148	504,319
Finance lease payable – non current	53,658	56,559
Total Non-Current Liabilities	593,107	568,442

Total Liabilities	102,329,040	90,963,696

Shareholders’ Equity
Ordinary share, par value $0.0001 per share; 500,000,000 shares authorized; 23,565,000 and 20,000,000 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	2,357	2,000
Additional paid-in capital	12,731,677	4,634,755
Retained earnings	8,274,248	12,583,150
Accumulated other comprehensive income	578,386	663,895
Total equity attributable to equity holders’ of TMD Energy Limited	21,586,668	17,883,800
Non-controlling interests	1,026,695	1,249,995
Total Equity	22,613,363	19,133,795

Total Liabilities and Shareholders’ Equity	$124,942,403	$110,097,491

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TMD Energy Limited

Unaudited Consolidated Statements of Operations and Comprehensive (Loss) Income

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
Revenues, net	$276,185,254	$688,430,008	$632,789,396
Revenues – related parties, net	154,866	177,534	290,377
Total revenues	276,340,120	688,607,542	633,079,773

Cost of revenues	(272,274,995)	(671,615,772)	(619,866,604)
Cost of revenues – related parties	(81,654)	(947,060)	(1,123,356)
Total cost of revenues	(272,356,649)	(672,562,832)	(620,989,960)

Gross profit	3,983,471	16,044,710	12,089,813

Operating expenses
Selling and marketing expenses	(38,067)	(39,664)	(101,302)
General and administrative expenses	(3,330,264)	(5,249,099)	(5,127,137)
Depreciation expenses	(2,558,809)	(4,758,014)	(4,257,189)
Total operating expenses	(5,927,140)	(10,046,777)	(9,485,628)

(Loss) Income from operations	(1,943,669)	5,997,933	2,604,185

Other (expenses) income, net
Interest income	16,072	52,126	10,264
Sundry (expense) income	(774,985)	2,022,473	3,321,563
Interest expenses	(2,802,798)	(4,598,376)	(2,203,061)
Share of losses of associate	(4,029)	(710)	-
Total other (expenses) income, net	(3,565,740)	(2,524,487)	1,128,766

(Loss) Income before income taxes	(5,509,409)	3,473,446	3,732,951
Income tax benefits (expenses)	988,034	(1,428,299)	(774,239)
Net (loss) income	(4,521,375)	2,045,147	2,958,712
Less: loss (income) attributable to non-controlling interest	212,473	(167,910)	(962,761)
Net (loss) income attributable to controlling interest	$(4,308,902)	$1,877,237	$1,995,951

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted	21,359,033	20,000,000	20,000,000

(Loss) Earnings per share:
Basic and diluted	$(0.20)	$0.09	$0.10

Other comprehensive (loss) income:
Net (loss) income	$(4,521,375)	$2,045,147	$2,958,712
Foreign currency translation adjustments	(96,336)	276,068	1,887,789
Total comprehensive (loss) income	$(4,617,711)	$2,321,215	$4,846,501

Comprehensive (loss) income including non-controlling interest	$(4,617,711)	$2,321,215	$4,846,501
Comprehensive (loss) income attributable to non-controlling interest	223,300	(167,781)	(832,987)
Comprehensive (loss) income attributable to controlling interest	$(4,394,411)	$2,153,434	$4,013,514

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TMD Energy Limited

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares		Additional		Accumulated Other	Equity Attributable to TMD	Non-
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive (Loss) Income	Energy Limited	Controlling Interests	Total
Balance as of December 31, 2022 (Audited)	20,000,000	$2,000	$10,790,348	$5,344,116	$(28,064)	$16,108,400	$3,932,230	$20,040,630
Return of capital for unissued shares	-	-	(2,676,807)	-	-	(2,676,807)	-	(2,676,807)
Net income	-	-	-	1,995,951	-	1,995,951	962,761	2,958,712
Foreign currency translation adjustments	-	-	-	-	2,017,563	2,017,563	(129,774)	1,887,789
Balance as of December 31, 2023 (Audited)	20,000,000	2,000	8,113,541	7,340,067	1,989,499	17,445,107	4,765,217	22,210,324
Acquisition of subsidiary	-	-	-	-	-	-	71,484	71,484
Return of capital for unissued shares	-	-	(5,311,880)	-	-	(5,311,880)	-	(5,311,880)
Acquisition of non-controlling interest	-	-	1,833,094	3,365,846	(1,601,801)	3,597,139	(3,754,487)	(157,348)
Net income	-	-	-	1,877,237	-	1,877,237	167,910	2,045,147
Foreign currency translation adjustments	-	-	-	-	276,197	276,197	(129)	276,068
Balance as of December 31, 2024 (Audited)	20,000,000	2,000	4,634,755	12,583,150	663,895	17,883,800	1,249,995	19,133,795
Issuance of shares pursuant to IPO, net of offering cost	3,565,000	357	8,096,922	-	-	8,097,279	-	8,097,279
Net loss	-	-	-	(4,308,902)	-	(4,308,902)	(212,473)	(4,521,375)
Foreign currency translation adjustments	-	-	-	-	(85,509)	(85,509)	(10,827)	(96,336)
Balance as of June 30, 2025 (Unaudited)	23,565,000	$2,357	$12,731,677	$8,274,248	$578,386	$21,586,668	$1,026,695	$22,613,363

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TMD Energy Limited

Unaudited Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

(Expressed in U.S. Dollars)

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
Cash flows from operating activities:
Net (loss) income	$(4,521,375)	$2,045,147	$2,958,712
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation expense	2,558,809	4,758,014	4,257,189
Amortization of operating lease ROU assets	11,602	21,033	21,107
Provision of expected credit losses	807	69,474	-
Impairment of goodwill	-	1,129	-
Written off of assets	-	373	-
Deferred tax liabilities	(64,914)	-	(92,664)
Gain on disposal of assets	-	-	(18,724)
Share of losses of associate	4,029	710	-
Change in assets and liabilities:
Accounts receivable	(6,574,111)	2,769,950	(15,597,836)
Inventories, net	2,493,022	6,487,098	(6,016,083)
Due from related parties	1,016,378	(536,841)	(740,331)
Other receivables and current assets	(11,914,902)	5,121,986	(9,480,769)
Accounts payable and accrued expenses	(682,395)	(45,253,722)	25,671,804
Other payables	(811,143)	(419,027)	68,039
Taxes payable	(1,756,153)	651,026	(355,168)
Operating lease liabilities	(11,058)	(6,761)	(21,057)
Net cash (used in) provided by operating activities	(20,251,404)	(24,290,411)	654,219

Cash flows from investing activities:
Purchase of fixed assets	(2,095,807)	(3,751,944)	(3,149,397)
Acquisition of investment	-	(83,089)	(4,388)
Increase investment in subsidiary	-	74,120	-
Proceeds from disposal of fixed assets	-	-	6,127
Net cash used in investing activities	(2,095,807)	(3,760,913)	(3,147,658)

Cash flows from financing activities:
Gross proceeds from issuance of common shares pursuant to initial public offering	11,586,250	-	-
Proceeds from (Repayment to) borrowings	7,443,090	50,910,672	(2,768,651)
Repayment to finance lease payables	(5,561)	(10,216)	(41,328)
(Advance to) Proceeds from related parties	(6,245,369)	(12,245,223)	320,485
Net cash provided by (used in) financing activities	12,778,410	38,655,233	(2,489,494)

Net (decrease) increase in cash and cash equivalents	(9,568,801)	10,603,909	(4,982,933)
Effect of exchange rate changes on cash and cash equivalents	559,360	635,595	(1,456,188)
Cash and cash equivalents, beginning of period / year	16,069,851	4,830,347	11,269,468
Cash and cash equivalents, end of period / year	$7,060,410	$16,069,851	$4,830,347

Supplemental disclosures of cash flow information
Income taxes paid	$877,184	$776,331	$1,220,804

Supplemental non-cash investing and financing activities
Acquisition of non-controlling interest by issuance of ordinary shares	$-	$2,798,887	$-
Deferred offering costs charged to additional paid-in capital	3,488,971	-	-
Recognized assets through finance lease liabilities	-	-	100,771
Recognized ROU assets through lease liabilities	31,350	15,359	-
Reversal of additional paid-in capital via decrease in related party receivables	$-	$5,311,880	$2,676,807

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

●	On December 1, 2023, Straits increased its ownership in Straits Marine Fuels & Energy Sdn. Bhd. (“SMF”) and its seven subsidiaries (“SMF Group”) from 67% to 100%, with the acquisition of the balance 33% previously held by Tumpuan Megah Development Sdn. Bhd. (“Tumpuan Megah”). On December 14, 2023, TMDEL acquired 100% ownership of SMF Group from Straits by issuing 3,968,556 ordinary shares of TMDEL to Straits on May 31, 2024.

●	On January 10, 2024, SMF, the wholly-owned subsidiary of TMDEL, acquired 100% ownership of TMD Straits Ltd (“TMD Straits”) and TMD Sturgeon Ltd (“TMD Sturgeon”) from Straits by issuing 890,026 and 1,132,607 ordinary shares of TMDEL to Straits on May 31, 2024, respectively.

●	On January 24, 2024, SMF acquired 51% ownership of Straits Marine Services Pte. Ltd. (“SMS 1”) and its wholly-owned subsidiary, Straits Maritime Services Pte. Ltd. (“SMS 2”), from Straits by issuing 1,237,055 ordinary shares of TMDEL to Straits on May 31, 2024.

●	On January 24, 2024, SMF acquired 70% ownership of Tumpuan Megah and its six subsidiaries from Straits by issuing 8,108,179 ordinary shares of TMDEL to Straits on May 31, 2024.

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

On July 1, 2024, the Company reorganized its legal entity structure, whereby SMF acquired 100% equity interest in all wholly-owned subsidiaries of Tumpuan Megah. All related entities have effectively become subsidiaries of SMF, with TMDEL effectively holding ownership and control of SMF and its subsidiaries.

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

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

TMDEL and its subsidiaries operate as a comprehensive provider of marine fuel logistics, and offers related services, including vessel chartering services and ship management services, within the maritime industry.

TMDEL and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

TMDEL and its subsidiaries as at June 30, 2025 is as follows:

Entity Name	Percentage of Ownership	Place of Incorporation	Principal activities
TMD Energy Limited (“TMDEL”)	Parent	Cayman Islands	Investment Holding
Straits Marine Fuels & Energy Sdn. Bhd. (“SMF”)	100%	Malaysia	Investment Holding
Straits Marine Services Pte. Ltd. (“SMS 1”)	100%	Singapore	Ship Management Services
Straits Maritime Services Pte. Ltd. (“SMS 2”)	100%	Singapore	Provision of Shipping Services, General Cleaning & Disinfection
Tumpuan Megah Development Sdn. Bhd. (“Tumpuan Megah”)	100%	Labuan, Malaysia	Provision of Bunkering Services for Marine Fuels and Petroleum-Based Products
Cavalla Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
Dolphin Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
Escolar Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
Oscar Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
Phoenix Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
S3 Asia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
TMD Straits Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
TMD Sturgeon Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
SMF Begonia Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
SMF Ixora Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
SMF Omura Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
SMF Eden Maritime Ltd	100%	Labuan, Malaysia	Provision of Vessel Chartering Services
SMF Beluga Ltd	51%	Labuan, Malaysia	Provision of Vessel Chartering Services
Sierra Pioneer Marine Ltd	51%	Labuan, Malaysia	Provision of Vessel Chartering Services
Katsu Pioneer Marine Ltd	51%	Labuan, Malaysia	Provision of Vessel Chartering Services
TMD Marine Fuels Sdn. Bhd. (“TMDF”)	30%	Malaysia	Dealing in Oil and Petroleum Products, Oil Trading, Oil Bunkering and Related Services

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

The effective organizational flow chart of TMDEL and its subsidiaries as at June 30, 2025 is as follows:

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The unaudited consolidated financial statements and related notes include all the accounts of the Company and its subsidiaries, entities in which the Company directly and indirectly controls. The unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of unaudited consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the unaudited consolidated financial statements and related notes.

The most significant estimates and judgments include the allowance for doubtful accounts, useful life of property, plant and equipment, residual values for leased assets, income taxes and uncertain tax positions. Actual amounts could differ from those estimates.

Functional Currency and Foreign Currency Translation

The accompanying unaudited consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. For the subsidiaries whose functional currencies are Ringgit Malaysia (“RM”) and Singapore Dollar (“SGD”), results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the unaudited consolidated statements of operations and comprehensive (loss) income.

Fair Value of Financial Instruments

The Company follows the provisions of ASC Topic 820, Fair Value Measurements and Disclosures. It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2 – Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
●	Level 3 – Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

	Carrying Amount			Estimated
	Level 1	Level 2	Level 3	Fair Value
June 30, 2025
Investment in equity securities	$-	$-	$89,712	$89,712

December 31, 2024
Investment in equity securities	$-	$-	$88,908	$88,908

For other accounts, the carrying amounts reported in the accompanying unaudited consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables and current assets, short-term loans, accounts payable, and other payables, due to related parties and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments if any with an original maturity term of 90 days or less.

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

The Company has evaluated its account receivables and recognized a credit loss of $807 for the six months ended June 30, 2025, and $69,474 and $nil for the years ended December 31, 2024 and 2023 respectively.

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

Deferred Offering Costs

Deferred offering costs represent legal, accounting, and other direct costs related to the Company’s initial public offering (“IPO”). These costs are capitalized as incurred and are included in the accompanying balance sheet as “Other receivables and current assets”. As of December 31, 2024, the Company recorded $1,839,846 of deferred offering costs.

On April 22, 2025, upon the completion of IPO of the Company, IPO costs capitalized as of December 31, 2024, together with other IPO costs incurred during the six months ended June 30, 2025, totaling $3,488,971, were charged to shareholder’s equity under additional paid-in capital.

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

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life.

The residual value rate and useful life of property, plant and equipment are summarized as follows:

Property, Plant and Equipment	Useful Life
Dry-docking expenditures	2.5 years from the date of dry dock
Furniture and fittings	5 – 10 years
Leased property	Over the life of the lease
Leasehold improvements	5 –10 years
Motor vehicles	5 years
Real properties	40 years
Shipping tools, equipment and computers	2 – 10 years
Vessels	9 – 25 years

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

The Company has the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. For the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023, impairment of goodwill of $nil, $1,129 and $nil was identified, respectively.

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
Acquisition of TMDF	$-	$1,129	$-
Impairment of goodwill in relation to TMDF	-	(1,129)	-
	-	-	-

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

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

Under the equity method, investments are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the investee’s profits or losses in the income statement, and its share of movements in other comprehensive (loss) income. Dividends received or receivable from investees are recognized as a reduction in the carrying amount of the investment.

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

Operating leases are included in operating lease ROU assets and short and long-term lease liabilities in the unaudited consolidated balance sheets. Lease cost for operating leases is recognized on a straight-line basis which includes the amortization of the ROU asset and interest expense related to the operating lease liability and is recorded as rent expenses.

Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the unaudited consolidated balance sheets. Lease cost for finance leases includes the amortization of the ROU asset, which is amortized on a straight-line basis and recorded as Depreciation and amortization expense; and interest expense on the finance lease liability, which is calculated using the effective interest method and recorded as interest expense.

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

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 2 - Summary of Significant Accounting Policies (Continued)

Costs of Revenues

Cost of revenues primarily consist of cost of goods sold, cargo insurance, and cost incurred in the course of sales and distribution of cargo oil.

Share of Losses of Associate

Share of losses of associates comprises our share in the net loss of associate, Horizon Shipyard Inter Globe (M) Sdn. Bhd., accounted for under the equity method.

Segment and Geographic Information

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the unaudited consolidated financial statement.

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

The CODM assesses performance for the segment primarily by reviewing the segment net income (loss), which is also reported as consolidated net (loss) income on the unaudited consolidated statements of operations and comprehensive (loss) income. This assessment considers the Company’s strategic priorities, cash balance, and expected use of cash. Although the CODM also reviews revenue disaggregated by type of services provided, this information is not accompanied by any allocation of direct or indirect costs, and therefore does not constitute a separate measure of segment profit or loss. The CODM does not evaluate expenses, assets, or profitability at a disaggregated level. Instead, the CODM reviews and utilizes functional expenses (i.e., selling and marketing, general and administrative, and depreciation expenses) at the consolidated level to manage the Company’s operations. Other segment items included interest expense, total other (expense) income, net, and provision for income taxes, which are reflected in the segment and consolidated net (loss) income. The measure of segment assets is reported on the unaudited consolidated balance sheet as total consolidated assets, without reviewing segment assets at a different assets level or category.

The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s unaudited consolidated financial position, results of operations, or cash flows. Consequently, the Company has determined that it operates in one operating segment and serves both Malaysian and international customers.

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
Revenue	$276,340,120	$688,607,542	$633,079,773
Cost of revenues	(272,356,649)	(672,562,832)	(620,989,960)
Selling and marketing expenses	(38,067)	(39,664)	(101,302)
General and administrative expenses	(3,330,264)	(5,249,099)	(5,127,137)
Depreciation expenses	(2,558,809)	(4,758,014)	(4,257,189)
Other (expenses) income	(2,577,706)	(3,952,786)	354,527
Net (loss) income of single operating segment	$(4,521,375)	$2,045,147	$2,958,712

Earnings (Loss) per Common Share

Basic earnings (loss) per ordinary share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net (loss) income attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes”, which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

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

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its unaudited consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

The Company believe that other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission do not have a material impact on our present or near future financial statements.

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 3 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Accounts receivable	$29,942,050	$21,808,030
Allowance for doubtful accounts	(1,570,348)	(1,486,333)
Total, net	$28,371,702	$20,321,697

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit loss, based on the invoice date is as follows:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Within 90 days	$11,898,706	$7,998,811
Between 91 and 180 days	1,636,109	11,774,674
Between 181 and 365 days	5,095,824	529,797
More than 365 days	9,741,063	18,415
Total, net	$28,371,702	$20,321,697

The movement of allowances for expected credit loss is as follow:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Balance at January 1, 2025 and 2024	$1,486,333	$1,371,341
Addition	807	69,474
Foreign exchange difference	83,208	45,518
Balance at June 30, 2025 and December 31, 2024	$1,570,348	$1,486,333

The Company’s normal trade credit term is 30 days (2024: 30 days). Other credit terms are assessed and approved by the management on a case-by-case basis.

Subsequent to June 30, 2025, the Company received a total of $11,137,302 in payments on accounts receivable. The Company entered into installment agreements with major customers, which stipulated periodic payments over a specified duration, requiring the customers to fulfil all payment obligations. Under the terms of these installment agreements, $14,986,210 was scheduled with monthly repayments and will be fully settled by May 2026. For the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023, allowances for expected credit loss were $807, $69,474 and $nil respectively.

Note 4 – Inventories, net

Inventories consist of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Bunkering marine oil	$7,627,129	$9,667,559

There was no inventory write-downs for the six months ended June 30, 2025, and the years ended December 31, 2024 and 2023.

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 5 – Other receivables and current assets

Other receivables and currents assets consist of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Deferred offering costs	$-	$1,839,846
Deposits	8,220,641	5,434,606
Prepayments and other deposits	6,730,423	626,540
Other receivables	16,007,620	12,305,853
Total	$30,958,684	$20,206,845

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

Prepayments and other deposits consist of advance payments related to marketing and business development activities. In addition, a payment of $2,500,000 was made to a vessel broker to assist in identifying a target vessel. The deposit is refundable if the broker is unable to locate a suitable vessel.

Other receivables consist of advance payment to suppliers for purchase of cargo oil.

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
At Cost:
Dry-docking expenditures	$15,998,313	$14,342,245
Furniture and fixtures	68,964	58,174
Motor vehicles	284,462	252,916
Real property	836,276	784,966
Renovation and improvements	195,967	185,072
Tools and equipment	1,922,063	1,498,228
Vessels	34,399,918	34,399,919
	53,705,963	51,521,520
Less: Accumulated depreciation	(21,972,674)	(19,388,059)
Total, net	$31,733,289	$32,133,461

Depreciation expenses, including the depreciation expense of assets under finance leases were $2,558,809 for the six months ended June 30, 2025, and $4,758,014 and $4,257,189 for the years ended December 31, 2024 and 2023, respectively.

Note 7 – Investment and its valuations

Investments in Horizon Shipyard Inter Globe (M) Sdn. Bhd. (“Horizon”) consist of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Balance at January 1, 2025 and 2024	$88,908	$4,343
Investments during the period / year	-	85,293
Share of losses of associate	(4,029)	(710)
Foreign exchange difference	4,833	(18)
Balance at June 30, 2025 and December 31, 2024	$89,712	$88,908

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Investment in Horizon

On June 22, 2023, Tumpuan Megah subscribed 20% equity interest in Horizon through the purchase of 20,000 ordinary shares for RM20,000. Horizon is a company specializing in repair and maintenance of transport equipment except motor vehicles in Malaysia. The investment is accounted for using the measurement alternative.

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

On April 9, 2024, Tumpuan Megah subscribed additional 380,000 ordinary shares in Horizon in proportion with its existing shareholding in Horizon for cash consideration of RM380,000. Tumpuan Megah’s equity interest remained unchanged at 20% after subscription of additional shares.

After SMF acquired the remaining 30% ownership interest of Tumpuan Megah on May 31, 2024, the Company accounts for its investment that represents 20% ownership, and for which the Company have the ability to exercise significant influence through board representation under the equity method. Under the equity method, investments are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the investee’s profits or losses in the income statement, and its share of movements in other comprehensive (loss) income. The carrying amounts of equity-accounted investments are tested for impairment. For the six months ended June 30, 2025 and the year ended December 31, 2024, share of losses of associate were $4,029 and $710, respectively.

The Company did not recognize an impairment loss for the six months ended June 30, 2025 and the years ended December 31, 2024, and 2023, respectively.

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 8 - Related party transactions

The nature and purpose of transaction amounts and outstanding balances for related parties consist of the following:

			As of		For the Six Months Ended	For the Years Ended
			June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	December 31, 2023	Subsequent to June 30,
			(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Audited)	2025
			Balances		Amounts			Amounts
Name	Relationship	Nature/Purpose	Receivables (Liabilities)		Sales (Purchases)			Settled
Benua Hijau Sdn. Bhd.	Entity owned by Controlling Shareholder	Corporate Social Responsibility expenses	$(156,136)	$(98,504)	$-	$(98,658)	$-	$18,085
Black Hummer Security Sdn. Bhd.	An entity controlled by Tan Sri Mohd Bakri Bin Mohd Zinin, one of the directors of Tumpuan Megah	Security services	-	-	-	-	(1,448)	-
Dato’ Mohd Suhaimi bin Hashim	Director of Tumpuan Megah and shareholder of TMDF	Advances	(237)	(224)	-	-	-	-
Pan Management Services Ltd	Entity owned by Controlling Shareholder	Management service	(72,942)	(131,081)	-	-	(234,137)	2,600
Raja Ismail Bin Raja Mohamed	Director of Tumpuan Megah	Reimbursable legal fees	1,927,246	1,823,609	-	-	-	-
Sinar Maju Logistik Sdn. Bhd.	Entity owned by Controlling Shareholder	Shipping agency services	137,715	95,841	(47,325)	(270,505)	(525,067)	23,471
Sinar Maju Marin Sdn. Bhd.	Subsidiary of Sinar Maju Logistik Sdn. Bhd., Entity owned by Controlling Shareholder	Shipping agency services	(1,665)	(1,710)	(17,213)	(69,404)	(71,606)	1,665
Straits Alliance Transport Sdn. Bhd.	Entity owned by Controlling Shareholder	Advances	1,116	1,057	-	-	-	-
Straits Energy Resources Berhad	Controlling Shareholder	Working capital advances	15,903,625	8,636,466	-	-	-	888,254
Straits Management Services Sdn. Bhd.	Entity owned by Controlling Shareholder	Management service	(793,078)	(395,226)	-	(499,091)	(269,897)	42,307
Victoria STS (Labuan) Sdn. Bhd.	Entity owned by Controlling Shareholder	(i) Sales of marine gas oil	11,592	27,762	-	-	151,349	-
		(ii) Sales of ship management service	8,480	935,522	154,866	177,534	122,240	-
		(iii) Purchase of tugboat services	-	-	(17,116)	(9,402)	(21,201)	-
Victoria 3 Limited	Subsidiary of Victoria STS (Labuan) Sdn. Bhd., Entity owned by Controlling Shareholder	Sales of ship management service	3,155	72,310	-	-	16,788	-
Total, net			$16,968,871	$10,965,822	$73,212	$(769,526)	$(832,979)	$976,382

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 8 - Related party transactions (Continued)

Related party transactions other than sales and purchases:

			For the Six Months Ended	For the Years Ended
			June 30, 2025	December 31, 2024	December 31, 2023
Name	Relationship	Nature/Purpose	(Unaudited)	(Audited)	(Audited)
Benua Hijau Sdn. Bhd.	Entity owned by Controlling Shareholder	Corporate social responsibility expenses	$(79,458)	$-	$-
Ho Hung Ming	Son of Dato’ Sri Kam Choy Ho	Remuneration	(38,894)	(72,487)	(67,895)
Straits Management Services Sdn. Bhd.	Entity owned by Controlling Shareholder	Management service	(373,129)	-	-
Straits Energy Resources Berhad	Controlling Shareholder	Interest income	617,809	375,365	32,089
			$126,328	$302,878	$(35,806)

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Due from related parties	$17,992,929	$11,592,567
Due to related parties	(1,024,058)	(626,745)
Total, net	$16,968,871	$10,965,822

The majority of the amounts due from and due to related parties are interest-free, unsecured, with no fixed terms of repayment, and are payable on demand.

Certain amounts due from the related party, Straits, totaling $16,892,805 (2024: $11,911,593), are interest-bearing at 8.25% (2024: 8.25%) per annum and have no fixed repayment terms.

Interest income from amounts due from related parties was $617,809, $375,365 and $32,089 for the six months ended June 30, 2025, and the years ended December 31, 2024 and 2023, respectively.

The Company received bank guarantees from a bank to support certain trade payables. Straits provided a corporate guarantee to the bank for these facilities. The guarantees ensure timely payment to suppliers in the event of default by the Company. The maximum potential liability under the guarantees is $1,798,391 as at June 30, 2025.

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

The sales revenues and purchases for related parties consist of the following:

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
Related party sales revenues	$154,866	$177,534	$290,377
Related party purchases	(81,654)	(947,060)	(1,123,356)
Total, net	$73,212	$(769,526)	$(832,979)

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 9 – Other payables

Other payables consist of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Deferred interest income	$11,354	$10,752
Professional fee	330,465	233,756
Insurance services	78,880	290,809
Secretary services	110	5,490
Vessel related expenses	155,542	312,836
Others	826,093	649,322
Total other payables	$1,402,444	$1,502,965

Note 10 – Loans borrowings

Short-term borrowings consist of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Trade Financing Facilities	$91,806,603	$79,268,515

Line of Credit

Trade financing facilities is a line of credit facility which bears interest of 5.75% to 7.75% (2024: 5.82% to 8.25%) per annum and the repayment term were up to 90 days (2024: 90 days) from utilization date and is secured by the following:

(i)	Registered legal charge by way of debenture over all the present and future assets, rights interests and undertakings of Tumpuan Megah, a subsidiary;
(ii)	Registered legal charge by way of debenture over all the present and future assets, rights, interests and undertakings of SMF, a subsidiary;
(iii)	Corporate guarantee by the Straits, majority shareholder of the Company;
(iv)	Personal guarantee by Dato’ Sri Kam Choy Ho, director of the Company; and
(v)	Upfront cash and sinking fund placement by Tumpuan Megah and Straits.

Long-term borrowings consist of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Vendor installment loans	$380,000	$744,480
Bank term loan	554,173	536,592
Total	934,173	1,281,072
Less: current portion of loans payable	(409,025)	(776,753)
Long-term debt payable	$525,148	$504,319

Long-term borrowings maturities, excluding finance leases as follows:

For the year ending June 30,
2026	$409,025
2027	29,928
2028	32,727
2029	35,690
2030	38,824
Thereafter	387,979
Total	$934,173

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Vendor Installment Loans

The Company has entered into installment loans for the purchase of vessels, which are used primarily for its bunkering operations. These loans are secured by the vessels acquired and bear fixed repayment schedules over the life of the loan, with periodic payments consisting of both principal and interest components.

As of June 30, 2025, the aggregate outstanding balance of installment loans for the purchase of vessels amounted to $380,000, which shall be settled within 1 year, with interest rates at 5.24% (2024: ranging from 5.24% to 7.93%). The Company is in compliance with all covenants and requirements stipulated in the loan agreements. The vessels acquired through these loans are recorded as assets on the Company’s balance sheet and are depreciated over their useful lives.

Interest expenses related to these installment loans are recognized over the life of the loans using the effective interest method.

Bank Term Loan

On June 24, 2022, the Company entered into a facility agreement for a term loan up to SGD824,000 (equivalent to $593,198) to partially finance the acquisition of leasehold property. Interest is charged at 1.20% per annum over the 3-month Compounded Singapore Overnight Rate Average (“SORA”) for the first two years from the date of first disbursement, and at 2.00% per annum over the 3-month Compounded SORA from the third year onwards. The loan is secured by way of legal mortgage over the property and guarantees provided by SMS 1.

Total interest expenses on loans borrowings were $2,801,233, $4,594,956 and $2,200,755 for the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023, respectively.

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 11 – Leases

Classification related to operating and finance leases on the unaudited consolidated balance sheet consists of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Lease assets and liabilities
Operating lease assets, net	$37,981	$16,603
Finance lease assets, net	15,432	40,454

Operating lease liabilities – current	$24,437	$9,223
Operating lease liabilities – noncurrent	14,301	7,564
Operating lease liabilities – total	$38,738	$16,787

Finance lease liabilities – current	$11,979	$11,053
Finance lease liabilities – noncurrent	53,658	56,559
Finance lease liabilities – total	$65,637	$67,612

Components of lease cost, weighted average remaining lease terms and discount rates of operating and finance leases consist of the following:

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
Lease expenses
Operating lease expenses – SG&A portion	$13,225	$21,874	$23,089
Finance lease expenses
Depreciation expense of leased assets	26,351	50,426	17,625
Interest expense of finance lease	$1,564	$3,420	$2,306

Other Information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows – operating leases	$12,683	$22,959	$23,039
Operating cash flows – finance leases	1,564	3,420	2,306
Financing cash flows – finance leases	$5,562	$10,216	$41,328

Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$31,350	$15,359	$-

Weighted average remaining lease term (in years)
Operating leases	1.51	1.01	1.00
Finance leases	4.91	5.41	3.25

Average discount rate
Operating leases	8.72%	7.74%	5.77%
Finance leases	4.67%	4.67%	4.63%

Future minimum payments under operating and finance leases consist of the following:

	Operating Leases	Finance Leases
Future minimum lease payments
Period ended June 30, 2026	$26,833	$14,758
Period ended June 30, 2027	14,695	14,758
Period ended June 30, 2028	-	14,758
Period ended June 30, 2029	-	14,758
Period ended June 30, 2030	-	14,346
Total	$41,528	$73,378
Less: Interest	(2,790)	(7,741)
Present value of lease liabilities	$38,738	$65,637

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

On April 22, 2025, upon the completion of IPO of the Company, IPO costs capitalized as of December 31, 2024 amounted to $1,839,846, together with other IPO costs incurred during the period ended June 30, 2025, totaling $3,488,971, were charged to shareholder’s equity under APIC.

As at June 30, 2025, the Company has 23,565,000 shares of ordinary shares $0.0001 par value issued and outstanding.

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

On May 31, 2024, SMF acquired 49,000 ordinary shares in SMS 1, representing 49% of the non-controlling interest in SMS 1, from Platinum Gate Capital Pte. Ltd. The purchase consideration amounting to RM3,324,902 (equivalent to $713,330) was settled by issuance of 1,188,543 ordinary shares of TMDEL.

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

Note 13 – Disaggregated revenue and geographic information

Disaggregated revenue by service lines as follows:

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
Revenue by service lines recognized at a point in time:
Sales of cargo oil and fresh water, and bunkering facilitation	$275,440,318	$688,210,369	$631,607,903
Vessel chartering services	-	-	1,193,594
Ship management services	899,802	397,173	278,276
Total revenue	$276,340,120	$688,607,542	$633,079,773

Geographic revenue information as follows:

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
Revenue by geographic area:
Hong Kong	$30,697,646	$53,718,192	$-
Malaysia	245,507,942	634,482,899	633,022,743
Indonesia	-	-	6,356
Singapore	41,538	405,544	50,674
Vietnam	92,994	907	-
Total revenue	$276,340,120	$688,607,542	$633,079,773

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

Taxable (loss) income before income taxes by jurisdiction are as follows:

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
Labuan	$1,022	$26,190	$25,263
Malaysia	(1,039,138)	1,280,329	684,759
Singapore	50,082	121,780	64,217
Total tax (benefits) expenses	$(988,034)	$1,428,299	$774,239

Reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follow:

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
Income tax expense at Labuan statutory rate	$8,411	26,247	$25,375
Income tax expense at Malaysia statutory rate	283,787	613,388	710,438
Income tax expense at Singapore statutory rate	69,507	110,461	91,240
Increases (decreases) due to:
Other adjustments	(303,211)	743,918	(177,593)
Temporary differences	(45,490)	(9,092)	13,072
Other exemption, rebate and credit	-	(26,038)	(56,397)
(Over) Under provision in prior years(1)	(1,001,038)	(30,585)	168,104
Tax expense (benefits), net	$(988,034)	1,428,299	$774,239

(1)	With the change of fiscal year end from December 31 to June 30, the reporting period of Tumpuan Megah covered 18 months from January 1, 2024 to June 30, 2025. Given Tumpuan Megah recorded a net loss for the six months ended June 30, 2025, the tax loss position reduced the overall assessable profits for the full 18-month reporting period. As a result, the provision for income tax previously recognized for the year ended December 31, 2024 was overstated by $1,001,038.

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 15 – Commitments and contingencies

Contingencies

Legal proceedings between ING Bank N.V., O.W. Bunker Far East (Singapore) Pte. Ltd., and Tumpuan Megah Development Sdn. Bhd.

The Company’s subsidiary, Tumpuan Megah, is involved in a legal proceeding consisting of disputes over financing agreements, gas oil supply contracts, and an enforcement attempt of an English judgment against Tumpuan Megah for $937,353, along with interest and costs. The proceedings include applications, appeals, and hearings in Malaysian courts. On August 13, 2025, the Federal Court of Malaysia allowed the appeal filed by ING Bank N.V. and O.W. Bunker Far East (Singapore) Pte. Ltd. (collectively, the “Appellants”) against the Court of Appeal’s decision to order a trial of issues in connection with an application to set aside the High Court judgment dated March 22, 2021. That judgment registered a decision of the English High Court enforcing an arbitral award obtained by the Appellants against Tumpuan Megah. Accordingly, RM130,000 (equivalent to $30,745) was awarded to the Appellants. Consequently, Tumpuan Megah’s application to set aside the judgment will now resume in the High Court, with the hearing date to be scheduled in due course.

Tumpuan Megah is accompanied by an agreement from Straits to release to Tumpuan Megah all amounts it receives under a personal guarantee from the vendor (Raja Ismail), indemnifying Straits against Tumpuan Megah’s liabilities after deducting Straits’ cost and expense in recovery of such amount from the vendor, with the scope of indemnification potentially extending to liabilities arising from these legal proceedings.

There is no reasonable possibility that any losses may be incurred by the Company, as the Guaranteed Obligations are fully indemnified by Raja Ismail under the binding personal guarantee agreement (Guarantee Agreement referred to in Note 8) and there is no additional exposure to the Company as all costs and the potential liability have been indemnified under the agreement.

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

As a result of this indemnification agreement, where all potential liabilities are indemnified, no provisions have been made in the financial statements for these potential liabilities, nor has any recognition of loss contingency has been made under ASC 450-20. The total reimbursable legal fees are recorded as “Due from related parties”, which is disclosed in Note 8.

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

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

The functional currencies of the subsidiaries are RM and SGD, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, accounts receivable and accounts payable. Any significant fluctuation of the functional currencies against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

c)	Liquidity risk

The Company is exposed to liquidity risk, which is the risk that it may encounter difficulties in meeting its financial obligations as they become due. The Company manages this risk by maintaining adequate levels of cash and cash equivalents, monitoring cash flows, and maintaining access to financing sources.

As of June 30, 2025, the Company had net working capital deficit of $8,721,729 and a net loss of $4,521,375. Despite this, the Company believes that it can meet all its financial obligations as they become due in the foreseeable future. This conclusion is based on a detailed assessment of the Company’s financial position, forecast, and plans up to the date of approval of these financial statements.

Key considerations in this assessment include:

●	The Company maintained cash and cash equivalents of $7,060,410 as of June 30, 2025.
●	The Company’s strong payment track record and long-standing relationships suggest that trade facilities amounting to approximately $91,806,603 and supplier purchasing limits of $11,221,250 will be available for the next 12 months.
●	As of June 30, 2025, the Company had balances of available trade facilities amounting to $7,623,591 to support its operational needs.
●	Tumpuan Megah entered into a repayment plan with major debtors covering $14,986,210, with scheduled monthly repayments from June 2025 to May 2026, which are expected to provide additional liquidity.

Prior to the consummation of the initial public offering on April 22, 2025, the Company’s principal sources of liquidity to finance its operating activities were from the working capital, trade financing from financial institutions, suppliers credit financing and cash generated from business operation.

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

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

The Company believes that its existing cash resources, anticipated cashflow from operations, anticipated cash raised from financing together with net proceeds from its public offering will be sufficient to meet and fund its anticipated operation working capital and capital expansion requirements for the next 12 months from the date of this transition report.

If the Company experiences an adverse operating environment or incur unanticipated capital expenditure requirements, or if the Company determines to accelerate its growth, then additional financing may be required. No assurance can be given, however, that such financing would be available at all or on favorable terms. Additional financing may include the use of debt, credit facilities from financial institutions, or the sale of equity or instruments convertible into equity securities, whether by the Group or its ultimate holding company. Any issuance of additional equity could result in immediate and possibly significant dilution to its existing shareholders, while incurrence of debt would increase fixed obligations and bring along operating covenants that could restrict its operations.

As at June 30, 2025, the Company’s cash and cash equivalents were approximately $7,060,410, comprising primarily in cash and cash equivalent.

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

Customers

For the six months ended June 30, 2025, Customer A, Customer B, Customer C and Customer D accounted for 91.43%, 0.72%, 0.71% and nil of the Company’s revenues, respectively. As of June 30, 2025, these customers accounted for 33%, 26%, 19% and 19% of the Company’s accounts receivable, respectively.

For the year ended December 31, 2024, Customer A, Customer B, Customer C and Customer D accounted for 92.43%, 1.03%, 1.42% and 0.86% of the Company’s revenues, respectively. As of December 31, 2024, these customers accounted for 13%, 32%, 23% and 30% of the Company’s accounts receivable, respectively.

For the year ended December 31, 2023, Customer A and Customer B accounted for 92.66%, and 1.66% of the Company’s revenues, respectively. As of December 31, 2023, these customers accounted for 44% and 36% of the Company’s accounts receivable, respectively.

Suppliers

For the six months ended June 30, 2025, Supplier A, Supplier B and Supplier C accounted for 71.81%, 2.71% and 1.37% of the Company’s total cost of revenues, respectively. As of June 30, 2025, these suppliers accounted for 33%, 38% and 26% of the Company’s accounts payable, respectively.

For the year ended December 31, 2024, Supplier A, Supplier D and Supplier C accounted for 79.59%, 2.56% and 1.19% of the Company’s total cost of revenues, respectively. As of December 31, 2024, these suppliers accounted for 39%, 38% and 19% of the Company’s accounts payable, respectively.

For the year ended December 31, 2023, Supplier A and Supplier D accounted for 46.01% and 36.26% of the Company’s total cost of revenues, respectively. As of December 31, 2023, these suppliers accounted for nil and 95% of the Company’s accounts payable, respectively.

Note 17 – Subsequent events

The Company evaluates all events and transactions that occur after June 30, 2025 up through the date the Company issues the unaudited consolidated financial statements. Other than the event disclosed elsewhere in these unaudited consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s unaudited consolidated financial statements.

