Form 20-F/A
period 2025-06-30
TMD Energy Ltd
filed 2026-05-15
CIK 2009714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of TMD Energy Limited (the “Company”) for the transition period from January 1, 2025 to June 30, 2025, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2025 (the “Original Filing”). The Company is filing this Amendment in response to a comment letter received from the staff of the Division of Corporation Finance of the SEC dated April 15, 2026 (the “Comment Letter”), regarding the classification of advances to related parties in the Company’s Consolidated Statements of Cash Flows.

This Amendment revises the Consolidated Statements of Cash Flows for the six months ended June 30, 2025 and the year ended December 31, 2024. Additionally, this Amendment includes corresponding conforming revisions to the Cash Flows and Working Capital discussion under Item 5.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 also includes, as Exhibits 12.1 and 12.2, the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and, as Exhibits 13.1 and 13.2, the certifications of the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as expressly set forth in this Amendment, the Original Filing has not been amended, updated or otherwise modified. This Amendment does not reflect events that may have occurred after the date of the Original Filing or modify or update any disclosures that may have been affected by such events.

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

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2024 and the years ended December 31, 2024 and 2023. The amounts presented below for the six months ended June 30, 2025 and the year ended December 31, 2024 have been revised to correct certain immaterial classification errors within the consolidated statements of cash flows. See Note 2, “Summary of Significant Accounting Policies,” to the consolidated financial statements for further details.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	$’000	$’000	$’000	$’000
	(Revised)		(Revised)
Net cash (used in) provided by operating activities	(20,251)	(42,896)	(24,290)	654
Net cash used in investing activities	(8,341)	(1,942)	(16,006)	(3,148)
Net cash provided by (used in) financing activities	19,023	45,136	50,900	(2,489)
Net (decrease) increase in cash and restricted cash	(9,569)	298	10,604	(4,983)
Effect of exchange rates on cash and restricted cash	559	860	636	(1,456)
Cash and restricted cash, beginning of period / year	16,070	4,830	4,830	11,269
Cash and restricted cash, end of period / year	7,060	5,988	16,070	4,830

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

Investing Activities

Our cash flow used in investing activities mainly comprised advances of $6.2 million made to our related parties for the six months ended June 30, 2025. In addition, we incurred dry-dock expenditures amounted to $1.7 million and $1.8 million for the six months ended June 30, 2025 and 2024, respectively. The dry-dock activities are necessary to maintain our fleet of vessels in good performing conditions to ensure smooth bunkering operation apart from complying with the strict and stringent operation procedures and requirements of our suppliers and loading terminals. These spendings are financed by our internally generated funds.

Our cash flow used in investing activities mainly comprised advances of $12.2 million to our related parties in FY2024. In addition, we incurred dry-dock expenditures amounted to $3.8 million and $3.1 million in FY2024 and FY2023, respectively. The dry-dock activities are necessary to maintain our fleet of vessels in good performing conditions to ensure smooth bunkering operation apart from complying with the strict and stringent operation procedures and requirements of our suppliers and loading terminals. These spendings are financed by our internally generated funds.

Financing Activities

Our cash flow provided by financing activities amounted to $19.0 million for the six months ended June 30, 2025. It mainly represented proceeds from issuance of common shares pursuant to IPO amounted to $11.6 million, as well as net borrowings of $7.4 million, representing trade facilities obtained from local financial institutions and repayment of our vessel vendors who provided vendor-financed borrowing for vessel acquisitions.

Our cash flow provided by financing activities amounting to $45.1 million for the six months ended June 30, 2024 was mainly from the drawdown of trade financing facilities from the local financial institutions to repay our payables and our vessel financing vendors who had provided us vendor financing borrowing in our acquisition of their vessels. The net drawdown and repayment to the borrowings was approximately of $45.3 million for the six months ended June 30, 2024.

Our cash flow provided by financing activities amounted to $50.9 million for FY2024. It represented proceeds from borrowings obtained through additional trade facilities from banks, offset by repaying our vessel vendors who provided vendor-financed borrowing for vessel acquisitions.

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

Date: May 15, 2026

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

TMD Energy Limited

Unaudited Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

(Expressed in U.S. Dollars)

	For the Six Months Ended	For the Years Ended
	June 30, 2025	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
	(Revised)	(Revised)
Cash flows from operating activities:
Net (loss) income	$(4,521,375)	$2,045,147	$2,958,712
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation expense	2,558,809	4,758,014	4,257,189
Amortization of operating lease ROU assets	11,602	21,033	21,107
Provision of expected credit losses	807	69,474	-
Impairment of goodwill	-	1,129	-
Written off of assets	-	373	-
Deferred tax liabilities	(64,914)	-	(92,664)
Gain on disposal of assets	-	-	(18,724)
Share of losses of associate	4,029	710	-
Change in assets and liabilities:
Accounts receivable	(6,574,111)	2,769,950	(15,597,836)
Inventories, net	2,493,022	6,487,098	(6,016,083)
Due from related parties	1,016,378	(536,841)	(740,331)
Other receivables and current assets	(11,914,902)	5,121,986	(9,480,769)
Accounts payable and accrued expenses	(682,395)	(45,253,722)	25,671,804
Other payables	(811,143)	(419,027)	68,039
Taxes payable	(1,756,153)	651,026	(355,168)
Operating lease liabilities	(11,058)	(6,761)	(21,057)
Net cash (used in) provided by operating activities	(20,251,404)	(24,290,411)	654,219

Cash flows from investing activities:
Purchase of fixed assets	(2,095,807)	(3,751,944)	(3,149,397)
Acquisition of investment	-	(83,089)	(4,388)
Increase investment in subsidiary	-	74,120	-
Proceeds from disposal of fixed assets	-	-	6,127
Advance to related parties	(6,245,369)	(12,245,223)	-
Net cash used in investing activities	(8,341,176)	(16,006,136)	(3,147,658)

Cash flows from financing activities:
Gross proceeds from issuance of common shares pursuant to initial public offering	11,586,250	-	-
Proceeds from (Repayment to) borrowings	7,443,090	50,910,672	(2,768,651)
Repayment to finance lease payables	(5,561)	(10,216)	(41,328)
Proceeds from related parties	-	-	320,485
Net cash provided by (used in) financing activities	19,023,779	50,900,456	(2,489,494)

Net (decrease) increase in cash and cash equivalents	(9,568,801)	10,603,909	(4,982,933)
Effect of exchange rate changes on cash and cash equivalents	559,360	635,595	(1,456,188)
Cash and cash equivalents, beginning of period / year	16,069,851	4,830,347	11,269,468
Cash and cash equivalents, end of period / year	$7,060,410	$16,069,851	$4,830,347

Supplemental disclosures of cash flow information
Income taxes paid	$877,184	$776,331	$1,220,804

Supplemental non-cash investing and financing activities
Acquisition of non-controlling interest by issuance of ordinary shares	$-	$2,798,887	$-
Deferred offering costs charged to additional paid-in capital	3,488,971	-	-
Recognized assets through finance lease liabilities	-	-	100,771
Recognized ROU assets through lease liabilities	31,350	15,359	-
Reversal of additional paid-in capital via decrease in related party receivables	$-	$5,311,880	$2,676,807

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Please refer to Note 2 “Summary of Significant Accounting Policies” to these unaudited consolidated financial statements included in this transition report for further information on the nature of the revision.

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

Note 1 - Organization and Principal Business (Continued)

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

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 2 - Summary of Significant Accounting Policies (Continued)

Correction of Immaterial Error in the Consolidated Statements of Cash Flows

Following the issuance of the Company’s previously filed unaudited consolidated financial statement for the transition period ended June 30, 2025, management identified an error in the classification of certain cash flows relating to advances to related parties in the previously issued consolidated statements of cash flows.

In the previously issued unaudited consolidated financial statements , certain advances to related parties were classified within financing activities. Upon further evaluation, management determined that such cash flows should have been classified within investing activities. The correction relates solely to the classification of cash flows in the consolidated statements of cash flows and does not affect the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of changes in shareholders’ equity. There is no impact on total cash and cash equivalents for any period presented.

Management evaluated the error in accordance with the guidance in ASC 250, Accounting Changes and Error Corrections, and the materiality guidance set forth in Staff Accounting Bulletin No. 99 (SAB Topic 1.M, Materiality) and Staff Accounting Bulletin No. 108 (SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements).

The error solely affects the classification between two non-operating sections of the consolidated statements of cash flows. The error has no impact on:

(i) total cash and cash equivalents, or any subtotal of cash and cash equivalents, at any reporting date;

(ii) the net change in cash and cash equivalents for any period presented;

(iii) net cash flows from operating activities for any period presented;

(iv) the consolidated balance sheets, consolidated statements of operations and comprehensive (loss) income, or consolidated statements of changes in shareholders’ equity for any period presented;

(v) total assets, total liabilities, total shareholders’ equity, working capital, or net working capital;

(vi) revenue, gross profit, operating income, net (loss) income, or comprehensive (loss) income;

(vii) (loss) earnings per share, on a basic or diluted basis;

(viii) any non-GAAP financial measure used or disclosed by the Company;

(ix) any financial covenant or other contractual obligation under the Company’s trade financing facilities, vendor installment loans, or bank term loan disclosed in Note 10 (the Company has confirmed that none of these instruments contains a covenant or term that references cash flow classification or any subtotal that would be affected by the revision); or

(x) the Company’s compliance with NYSE American continued listing standards.

Management also considered the qualitative factors set out in SAB Topic 1.M and concluded that the error:

(a) does not arise from an item capable of precise measurement and does not reflect any imprecision in an estimate;

(b) does not mask a change in earnings or other trends, since the directional trend of cash flows from investing and financing activities, and the underlying economic substance of the related party advances, is unchanged;

(c) does not hide a failure to meet analyst consensus expectations, as the Company is not covered by sell-side research and the affected captions are not consensus measures;

(d) does not change a loss into income or vice versa, and does not affect the presentation of a positive or negative cash flow trend;

(e) does not concern a segment or other portion of the business that has been identified as playing a significant role in the Company’s operations or profitability;

(f) does not affect the Company’s compliance with regulatory requirements, debt covenants or other contractual requirements;

(g) does not increase management’s compensation, including amounts payable under any bonus or incentive arrangement;

(h) does not involve concealment of an unlawful transaction; and

(i) is not the result of an intentional misstatement, but rather a classification judgment that has been reconsidered in light of the interest-bearing nature of the advances and ASC 230-10-45-13.

Management has further considered whether a reasonable investor would consider the error material in the total mix of information, having regard to the underlying economic substance of the related party advances (which are interest-bearing at 8.25% per annum, are due from the controlling shareholder, Straits, and are separately disclosed as to amount, counterparty, terms and balances in Note 8 — Related Party Transactions — of both the original filing and these unaudited consolidated financial statements), and concluded that no reasonable investor would have viewed the corrected presentation as significantly altering the total mix of information made available.

Based on the foregoing evaluation, management has concluded that the error was not material to the previously issued unaudited consolidated financial statements, either individually or in the aggregate, and that the error correction does not constitute a restatement of previously issued unaudited consolidated financial statements. Accordingly, this effects an immaterial revision (a “little r” revision) of the affected periods.

The error correction affects only the consolidated statements of cash flows for the six months ended June 30, 2025 and the year ended December 31, 2024. The consolidated statement of cash flows for the year ended December 31, 2023 is not affected, because no advances of the type giving rise to the revision were made during the year ended December 31, 2023. Accordingly, no revision is being made to the audited consolidated statement of cash flows for the year ended December 31, 2023, and that statement is presented in these unaudited consolidated financial statements unchanged from what was presented in the original filing.

The effects of the revision on the consolidated statements of cash flows were as follows:

June 30, 2025

	As reported	Adjustment	As revised
Cash flows from investing activities:
Purchase of fixed assets	$(2,095,807)	$-	$(2,095,807)
Advance to related parties	$-	$(6,245,369)	$(6,245,369)
Net cash used in investing activities	$(2,095,807)	$(6,245,369)	$(8,341,176)

Cash flows from financing activities:
Gross proceeds from issuance of common shares pursuant to initial public offering	$11,586,250	$-	$11,586,250
Proceeds from borrowings	$7,443,090	$-	$7,443,090
Repayment to finance lease payables	$(5,561)	$-	$(5,561)
Advance to related parties	$(6,245,369)	$6,245,369	$-
Net cash provided by financing activities	$12,778,410	$6,245,369	$19,023,779

TMD Energy Limited

Notes to Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

Note 2 - Summary of Significant Accounting Policies (Continued)

December 31, 2024

	As reported	Adjustment	As revised
Cash flows from investing activities:
Purchase of fixed assets	$(3,751,944)	$-	$(3,751,944)
Acquisition of investment	$(83,089)	$-	$(83,089)
Increase investment in subsidiary	$74,120	$-	$74,120
Advance to related parties	$-	$(12,245,223)	$(12,245,223)
Net cash used in investing activities	$(3,760,913)	$(12,245,223)	$(16,006,136)

Cash flows from financing activities:
Proceeds from borrowings	$50,910,672	$-	$50,910,672
Repayment to finance lease payables	$(10,216)	$-	$(10,216)
Advance to related parties	$(12,245,223)	$12,245,223	$-
Net cash provided by financing activities	$38,655,233	$12,245,223	$50,900,456

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

Note 7 – Investment and its valuations (Continued)

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

Note 10 – Loans borrowings (Continued)

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

Note 16 – Concentration, risks, and uncertainties (Continued)

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

