Form 20-F
period 2026-06-30
TMD Energy Ltd
filed 2026-10-29
CIK 2009714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Telephone: +603 6419 1266

Email: corporate@tmdel.com

At the address of the Company set forth above

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	TMDE	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g): None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

23,565,000 Ordinary Shares, par value US$0.0001 per share, were outstanding as of June 30, 2026*

* At the annual general meeting held on October 7, 2026 (Malaysia Time) or October 6, 2026 (Eastern Time), the Company’s shareholders approved the re-designation of the Company’s share capital into Class A ordinary shares and Class B ordinary shares. Following the re-designation, 13,565,000 Class A ordinary shares and 10,000,000 Class B ordinary shares were issued and outstanding as of October 20, 2026, the date on which the Class A ordinary shares began trading on the NYSE American under the new designation.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless we indicate otherwise, references in this report to:

●	“Bursa Malaysia” are to Bursa Malaysia Securities Berhad;

●	“Cavalla Asia” are to Cavalla Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“Cayman Islands Companies Act” are to Companies Act (Revised) of the Cayman Islands, as amended and restated from time to time;

●	“Class A Ordinary shares” are to our Class A ordinary shares, $0.0001 par value per share;

●	“Class B Ordinary shares” are to our Class B ordinary shares, $0.0001 par value per share;

●	“Dolphin Asia” are to Dolphin Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“dwt” are to deadweight tons;

●	“Escolar Asia” are to Escolar Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“EUR” or “€” are to the lawful currency of the European Union;

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended from time to time;

●	“executive officers” are to chief executive officer and chief financial officer;

●	“FY2023” are to the financial year ended December 31, 2023;

●	“FY2024” are to the financial year ended December 31, 2024;

●	“FPE2025” are to the 6 months period ended June 30, 2025;

●	“FY2026” are to the financial year ended June 30, 2026;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

●	“IMO” are to International Maritime Organisation, a United Nations agency that issues international trade standards for shipping;

●	“IPO” are to the Company’s initial public offering which was consummated on April 22, 2025;

●	“Katsu Pioneer” are to Katsu Pioneer Marine Ltd., a company incorporated in Labuan with limited liability on May 18, 2021 and our subsidiary;

●	“Labuan” are to Labuan, an island federal territory of Malaysia;

●	“Labuan Companies Act” are to Labuan Companies Act 1990 (Act 441) of Labuan, as amended and restated from time to time;

●	“LNG” are to liquefied natural gas;

●	“Malaysia” are to the sovereign state of Malaysia;

●	“Malaysia Companies Act” are to Companies Act 2016 (Act 777) of Malaysia, as amended and restated from time to time;

●	“mt” are to the metric ton;

●	“M.T.” are to the motor tanker;

●	“O&G” are to the oil and gas;

●	“OGSE” are to oil and gas services and equipment;

ii

●	“Ordinary Shares” are to our Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.0001 per share;

●	“Oscar Asia” are to Oscar Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“our Board” are to the board of directors of our Company;

●	“our Company” are to TMD Energy Limited, a company incorporated in the Cayman Islands with limited liability on October 17, 2023;

●	“our Group”, “we”, “us” and “our” are to our Company and its subsidiaries, as the context requires;

●	“our Director(s)” are to the director(s) of our Company;

●	“Phoenix Asia” are to Phoenix Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“PRC” or “China” are to the People’s Republic of China, excluding Hong Kong, the Macau Special Administrative Region and Taiwan for the purposes of this report only;

●	“RM” are to the legal currency of Malaysia;

●	“S3 Asia” are to S3 Asia Ltd., a company incorporated in Labuan with limited liability on June 1, 2018 and our subsidiary;

●	“SEC” are to U.S. Securities and Exchange Commission;

●	“Singapore Companies Act” are to Companies Act 1967 of Singapore, as amended and restated from time to time;

●	“SGD” are to the legal currency of Singapore;

●	“Sierra Pioneer” are to Sierra Pioneer Marine Ltd., a company incorporated in Labuan with limited liability on January 15, 2021 and our subsidiary;

●	“Singapore” are to Republic of Singapore;

●	“SMF” are to Straits Marine Fuels & Energy Sdn. Bhd., a company incorporated in Malaysia with limited liability on November 29, 2018 and our subsidiary;

●	“SMF Begonia” are to SMF Begonia Ltd., a company incorporated in Labuan with limited liability on February 18, 2019 and our subsidiary;

iii

●	“SMF Beluga” are to SMF Beluga Ltd., a company incorporated in Labuan with limited liability on February 21, 2020 and our subsidiary;

●	“SMF Eden” are to SMF Eden Maritime Ltd., a company incorporated in Labuan with limited liability on August 18, 2020 and our subsidiary;

●	“SMF Ixora” are to SMF Ixora Ltd., a company incorporated in Labuan with limited liability on February 18, 2019 and our subsidiary;

●	“SMF Omura” are to SMF Omura Ltd., a company incorporated in Labuan with limited liability on February 25, 2020 and our subsidiary;

●	“SMS 1” are to Straits Marine Services Pte. Ltd., a company incorporated in Singapore with limited liability on April 23, 2019 and our subsidiary;

●	“SMS 2” are to Straits Maritime Services Pte. Ltd., a company incorporated in Singapore with limited liability on April 7, 2021 and our subsidiary;

●	“Straits” are to Straits Energy Resources Berhad, a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia (stock code: 0080);

●	“Straits Group” are to Straits and its subsidiaries;

●	“STS” are to ship-to-ship;

●	“TMD Straits” are to TMD Straits Ltd., a company incorporated in Labuan with limited liability on December 2, 2016 and our subsidiary;

●	“TMD Sturgeon” are to TMD Sturgeon Ltd., a company incorporated in Labuan with limited liability on December 5, 2016 and our subsidiary;

●	“Tumpuan Megah” are to Tumpuan Megah Development Sdn. Bhd., a company incorporated in Malaysia with limited liability on December 10, 2007 and our subsidiary;

●	“TMDF” are to TMD Marine Fuels Sdn. Bhd., a company incorporated in Malaysia with limited liability on January 5, 2021 and our subsidiary; and

●	“$”, “USD”, “US$” or “U.S. dollars” are to the legal currency of the United States.

iv

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items; and

●	fluctuations in operating results.

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

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

You should carefully consider each of the following risks and all the other information contained in this 2026 20-F Report in evaluating us and our Class A and Class B Ordinary Shares. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our common stock could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

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

We currently purchase refined marine fuel products from a limited number of suppliers. For FY2023, FY2024, FPE2025 and FY2026, we purchased marine fuel products from 17, 14, 9 and 19 suppliers, respectively. In particular, the percentage of our total purchases from our largest supplier for FY2023, FY2024, FPE2025 and FY2026 are amounted to approximately 47%, 82%, 72% and 61%, respectively, while the percentage of our aggregated purchases from our five largest suppliers for FY2023, FY2024, FPE2025 and FY2026 amounted to approximately 96%, 96%, 98% and 92%, respectively. Our term contracts with our suppliers usually last for 3 months.

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

Our success depends to a significant degree upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining key personnel could negatively impact our results of operations and financial condition. We believe that Dato’ Sri Kam Choy Ho  (the Chairman of our Board, an Executive Director and the Chief Executive Officer of our Company, is also the Group Managing Director of Straits) and Dato’ Leong Yan Yoong (an Executive Director of our Company) are important members of our Board and Dato’ Sri Kam Choy Ho, Dato’ Leong Yan Yoong and Mr. Chee Mun Hoh (the Chief Financial Officer of our Company) are important members of our management team and that the loss of the services or involvement in our business on the part of either one of them would have a material adverse effect on our Company.

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

Despite our efforts to closely monitor and manage our logistics operations, there remains an inherent risk of incurring demurrage charge. Demurrage charges arise when there are delays in the loading or unloading of cargo from a vessel within an agreed timeframe. While we strive to ensure that cargo is handled efficiently and in adherence with the agreed timeframe, we cannot assure you that we will completely eliminate the risk of demurrage charge. There are various factors that are beyond our control, such as equipment malfunctions, labor dispute, adverse weather conditions and port congestion. If we are unable to load or unload our cargo timely, we will be subject to demurrage charges, which will negatively impact our results of operations and financial condition.

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

The ongoing conflict in Iran may disrupt the global maritime shipping industry. On February 28, 2026, a war began between the U.S., Israel and Iran (the “Iran War”), further increasing the conflicts and tensions in the Middle East, resulting in significant disruptions to key trade routes, especially the Strait of Hormuz, tightened global supply of certain commodities, and increased energy costs. Recent escalations in the Iran War have increased the uncertainty regarding the duration and severity of these disruptions and any further impacts on the global markets. A prolonged war could result in lower demand for our containers due to less maritime traffic in the region.

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

As at the date of this report, international oil markets remain subject to significant geopolitical and supply-related uncertainties. Ongoing tensions in the Middle East, risks to oil production and transportation infrastructure, and potential disruptions to major shipping routes may contribute to volatility in international oil prices and instability in global oil supplies. These developments highlight the continued vulnerability of energy markets to geopolitical events and other external factors.

The Russia–Ukraine conflict and other geopolitical developments continue to create uncertainty in global energy markets, trade flows and economic conditions. We cannot predict how international oil markets will respond to future developments involving wars, natural disasters, epidemics, political unrest or other unforeseen events. Any resulting disruptions to energy supplies, increases in input or transportation costs, or deterioration in economic conditions may adversely affect our business performance, results of operations and financial condition.

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

Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our Class A Ordinary Shares. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

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

We may not pay any dividends

Dividends may be paid out of our distributable profits in accordance with applicable laws. The ability to pay dividends is contingent upon our capacity to generate sufficient distributable profits. During FY2024 to FY2026, the operating subsidiaries did not declare any dividend to its then shareholders. We cannot guarantee when, if, or in what form, dividends will be paid. Under our Second Amended and Restated Memorandum and Articles of Association, holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to dividends on a pari passu basis. A declaration of dividends must be proposed by our Board and will be based on, and limited by, various factors, including our business and financial performance, capital and regulatory requirements and general business conditions. Furthermore, we may not have sufficient profits to make dividend distributions to our shareholders in the future, even if our financial statements prepared in accordance with U.S. GAAP indicate that our operations have been profitable.

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

Risks Related to our Ordinary Shares

An active trading market for the Class A ordinary shares on NYSE American might not develop or be sustained, their trading prices might fluctuate significantly and the liquidity of our Class A Ordinary Shares would be materially affected.

An active public market for our Class A Ordinary Shares, however, may not develop or be sustained, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance.

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

We have incurred significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company”, as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

If we fail to meet applicable listing requirements, NYSE American may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of NYSE American in the future. If we fail to comply with the applicable listing standards and NYSE American delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities”. As our Class A Ordinary Shares are listed on NYSE American, thus such securities are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on NYSE American, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The price and the trading volume of our Class A Ordinary Shares may be volatile which could result in substantial losses to investors.

The price and trading volume of our Class A Ordinary Shares may be volatile. The market price of our Class A Ordinary Shares may fluctuate significantly and rapidly as a result of the following factors, among others, some of which are beyond our control:

●	fluctuations in stock market price and volume;

●	depth and liquidity of the market for our Class A Ordinary Shares;

●	investors’ perceptions of us and our business;

●	actions by institutional shareholders;

●	changes in accounting standards, policies, guidance, interpretations and principles;

●	additions or departures of our key personnel;

●	regulatory or legal developments, including involvement in litigation; and

●	general global economic, political and stock market conditions.

There were instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Such volatility, including stock run-up, may be unrelated or disproportionate to the actual or expected operating performance and financial condition or prospects of such companies, making it difficult for investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We are a “controlled company” within the meaning of NYSE American rules and we are qualified for and may rely on exemptions from certain corporate governance requirements.

We are a “controlled company” within the meaning of NYSE American Company Guide. As at the date of this report, 65.1% of the issued share capital of the Company is owned by Straits, which beneficially owns 96.15% of our total voting power. Dato’ Sri Kam Choy Ho, the Chairman of our Board, an Executive Director and the Chief Executive Officer of our Company, is also the Group Managing Director of Straits, and that three other Directors of our Company, namely Dato’ Leong Yan Yoong (an Executive Director), Datin Fong Shiang Ng (an Independent Director) and Mr. Kok Chaw Leong (an Independent Director), are also directors of Straits, and Mr. Chee Mun Hoh, the Chief Financial Officer of our Company, is also the Group Chief Financial Officer cum General Manager of Straits.

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

If we elect to be treated as a controlled company and use these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of NYSE American rules regarding corporate governance, which could make our Class A Ordinary Shares less attractive to investors or otherwise harm our stock price.

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

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Under Cayman Islands law, we may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result our Company being unable to pay its debts as they become due in the ordinary course of business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

The trading market can be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a foreign private issuer, the analysts who publish information about our Ordinary Shares may have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE American. We rely on home country practice to be exempted from certain NYSE American corporate governance requirements. A copy of the home country rule exemption letter from Ogier was as Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on October 29, 2026, See “Item 16G. Corporate Governance”.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information – 10.E. Passive Foreign Investment Company Consequences”.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

On October 7, 2026 (Malaysia Time) or October 6, 2026 (Eastern Time), the Company held an annual general meeting of shareholders, at which the shareholders approved the redesignation and reclassification of the Company’s authorized share capital into Class A ordinary shares and Class B ordinary shares. Following the approval, 10,000,000 issued ordinary shares held by Straits were redesignated and reclassified as Class B ordinary shares on a one-for-one basis, while the remaining 13,565,000 issued ordinary shares were redesignated and reclassified as Class A ordinary shares on a one-for-one basis. The share redesignation and reclassification became effective on October 20, 2026. Accordingly, the authorized share capital of the Company was redesignated and reclassified from $50,000 divided into 500,000,000 shares of par value $0.0001 each to $50,000 divided into 400,000,000 Class A ordinary shares of par value $0.0001 each and 100,000,000 Class B ordinary shares of par value $0.0001 each.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share entitles the holder to one (1) vote on all matters subject to vote at the Company’s general meetings. Each Class B ordinary share entitles the holder to twenty (20) votes on all matters subject to vote at the Company’s general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time and without the payment of any additional sum. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Market Focus

Malaysia

Our main service location is in the Malaysian waters. Our Group possesses over 110 licenses under the 1974 Petroleum Development Act issued by the Malaysian government through our operating subsidiaries in Malaysia for us to act as a physical supplier of marine fuel products in Malaysia.

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

Type of marine fuel	Description

Marine gas oil	A marine fuel that consists solely of distillates, otherwise known as components of crude oil, that evaporate during distillation and condensed from the gas phase to form liquid fractions of oil.

High sulfur fuel oil	High sulfur fuel oil is a heavy fuel which contains more than 1.0% up to 3.5% of sulfur oxides in the fuel.

Low sulfur fuel oil	Low sulfur heavy fuel oil is a heavy fuel which contains more than 0.1% up to 1.0% of sulfur oxides in the fuel.

Very low sulfur fuel oil	Very low sulfur fuel oil is a heavy fuel which contains less than 0.1% of sulfur oxides in the fuel.

The following table illustrates the breakdown of our revenue from bunkering services.

	For the Year		For the Six Months		For the Years Ended
	Ended June 30,		Ended June 30,		December 31,		December 31,
	2026		2025		2024		2023
	US$’000%		US$’000%		US$’000%		US$’000%
Diesel fuel(1)	71,785	13.20	37,378	13.57	67,422	9.80	69,058	10.93
Heavy fuel oil(2)	471,995	86.79	238,052	86.43	620,788	90.20	562,164	89.01
Others(3)	31	0.01	10	0.00	-	-	386	0.06
Total	543,811	100.00	275,440	100.00	688,210	100.00	631,608	100.00

Notes:

(1)	Also known as marine gas oil.
(2)	Also known as marine fuel oil.
(3)	Others include revenue from provision of fresh water and used cooking oil.

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

For FY2023, FY2024, FPE2025 and FY2026, our revenue from the provision of ship management services amounted to US$0.28 million, US$0.40 million US$0.90 million and US$1.06 million, respectively, representing 0.04%, 0.06%, 0.33% and 0.20% of our total revenue for the respective periods.

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

For FY2023, FY2024, FPE2025 and FY2026, our revenue from the provision of vessel chartering services amounted US$1.20 million, US$nil, US$nil and US$0.16 million respectively, representing 0.19%, 0%, 0% and 0.03% of our total revenue for the respective periods.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors:

We have established a strong customer base.

Our commitment to delivering quality and reliable services has allowed us to foster strong relationships with our customers. By consistently providing high-quality services and ensuring the reliability of our operations, we have gained the trust and loyalty of our customers. In addition to our operational excellence, we place a strong emphasis on customer support, quick response times, and personalized services. We understand that each customer has unique requirements, and we strive to tailor our services accordingly. This focus on customer satisfaction enhances the overall customer experience and strengthens our relationships with them. Leveraging our successful customer relationships, we believe there are significant opportunities to expand our business and establish additional service centers. Our customers’ trust and loyalty provide a solid foundation for growth and enable us to explore new markets and meet the evolving needs of the maritime industry. As at June 30, 2026, we served 83 customers in our portfolio which include ship owners and operators, shipping lines, physical bunker suppliers, logistics and freight companies, as well as oil and gas traders or brokers.

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

We have strong management.

We are led by an experienced management team with a long track record in various aspects of the marine fuel supply and shipping industries, including commercial operations, technical knowledge, management skills, and financial acumen. The management team is led by our Chairman of the Board, Executive Director and Chief Executive Officer, Dato’ Sri Kam Choy Ho, who has over 35 years of experience in the shipping industry. He is supported by our Executive Director, Dato’ Leong Yan Yoong, who has over 30 years of experience in corporate affairs, fund raising and capital market, and our Chief Financial Officer, Mr. Chee Mun Hoh, who has over 40 years of experience in finance, accounting and corporate governance matters.

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

Our customers

We market marine fuel and related services to a broad and diversified base of customers. As at June 30, 2026, we had 83 customers in our portfolio, which include:

●	Ship owners and operators – companies that own and operate ships and vessels requiring bunkering and ship management services.

●	Shipping lines – companies engaged in shipping goods internationally, which require bunkering services.

●	Logistics and freight companies – companies involved in transporting goods across different modes of transportation, including via seafaring vessels, which require bunkering services.

●	Oil and gas traders or brokers – companies involved in the production, transportation, and distribution of fuels, which require bunkering services for their own vessels.

The following table illustrates the breakdown of our total revenue by customer types.

	For the Year		For the Six Months		For the Years Ended
	Ended June 30,		Ended June 30,		December 31,		December 31,
	2026		2025		2024		2023
	US$’000%		US$’000%		US$’000%		US$’000%
O&G traders or brokers	519,638	95.34	264,882	95.85	657,278	95.45	597,403	94.36
Ship owners and operators	21,520	3.95	9,345	3.38	21,952	3.19	34,773	5.49
Shipping liners	348	0.06	64	0.02	259	0.04	575	0.09
Shipping agency	2,512	0.46	1,860	0.67	826	0.12	-	0.00
Tug boat	62	0.01	83	0.03	557	0.08	249	0.04
Dredging	-	0.00	96	0.03	1,784	0.26	68	0.01
Physical bunker supplier	925	0.17	-	0.00	5,909	0.86	-	0.00
Yacht	-	0.00	-	0.00	43	0.01	12	0.00
Others	30	0.01	10	0.00	-	0.00	-	0.00
Total	545,035	100.00	276,340	100.00	688,608	100.00	633,080	100.00

Our suppliers

Procurement of our marine fuel and related products is critical to the sustainability and growth of our business. Through our dealings in the maritime industry over the years, we have established a broad supply network that consists of approximately 285 suppliers as at June 30, 2026, including 125 suppliers with whom we conduct business on a regular basis.

We currently purchase refined marine fuel products from a limited number of suppliers. For FY2023, FY2024, FPE2025 and FY2026, we purchased marine fuel products from 17, 14, 9 and 19 suppliers, respectively. In particular, the percentage of our total purchases from our largest supplier for FY2023, FY2024, FPE2025 and FY2026 amounted to approximately 47%, 82%, 72% and 61%, respectively, while the percentage of our aggregated purchases from our five largest suppliers for FY2023, FY2024, FPE2025 and FY2026 amounted to approximately 96%, 96%, 98% and 92%, respectively. Our term contracts with our suppliers usually last for 3 months.

The key items of our supplies include (i) marine fuels which are essential for our bunkering services and include various types of fuel such as diesel oil (also known as marine gas oil), as well as heavy fuel oil (also known as marine fuel oil); and (ii) maintenance and repair supplies for our support services such as spare parts, tools, lubricants, and chemicals required for maintaining and repairing ships’ equipment and machinery. For FY2023, FY2024, FPE2025 and FY2026, our total purchase for marine fuels and maintenance and repair supplies amounted to approximately US$611.5 million, US$634.0 million, US$266.1 million and US$530.8 million, respectively.

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

Intellectual Property

As of the date of this report, we registered the following domain name:

Domain name	Registered owner	Registration date	Expiry date
www.tmdel.com	Our Company	October 17, 2024	October 17, 2027
www.tmdel-ir.com	Our Company	March 27, 2025	March 27, 2027

Save as disclosed, our Group does not maintain any trademark, patent or any other intellectual property rights.

Our Directors consider that the business and profitability of our Group are not dependent on any trademark and patent.

Seasonality

Our business and financial results is not subject to seasonality.

Regulations

Set out below are the major laws and regulations applicable to our business activities in Malaysia and Singapore.

1.	The Laws and Regulations of Malaysia, as amended

●	Merchant Shipping Ordinance 1952
●	International Convention for the Safety of Life at Sea 1974
●	International Regulations for Preventing Collisions at Sea 1972
●	International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978
●	International Convention on Tonnage Measurement of Ships 1969
●	International Convention on Load Lines 1966, as amended by the Protocol of 1988
●	Convention on Limitation of Liability for Maritime Claims 1976, as amended by the Protocol of 1996
●	International Convention on Standards of Training, Certification and Watchkeeping for Seafarers 1978, as amended
●	International Convention on Oil Pollution Preparedness, Response and Cooperation 1990, as modified by the Protocol of 2000
●	Maritime Labour Convention 2006
●	Nairobi International Convention on the Removal of Wrecks 2007
●	International Conventions Adopted by the Carriage of Goods by Sea Act 1950 and the Merchant Shipping Ordinance 1960 (Sabah) and the Merchant Shipping Ordinance 1960 (Sarawak)
●	International Conventions Adopted by the Merchant Shipping (Liability and Compensation for Oil and Bunker Oil Pollution) Act 1994
●	Port Authorities Act 1963 (Act 488)
●	Petroleum Development Act 1974 (Act 144)
●	Customs Act 1967 (Act 235)
●	Control of Supplies Act 1961 (Act 122)
●	Environmental Quality Act 1974 (Act 127)
●	Local Government Act 1976 (Act 171)
●	Labuan Business Activity Tax Act 1990 (Act 445)
●	Labuan Financial Services and Securities Act 2010 (Act 704)
●	Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (Act 613)
●	Employment Act 1955 (Act 265)
●	Industrial Relations Act 1967 (Act 177)
●	Immigration Act 1959/63 (Act 155)
●	Employment (Restriction) Act 1968 (Act 796)
●	Employees Provident Fund Act 1991 (Act 452)
●	Employees’ Social Security Act 1969 (Act 4)
●	Employees’ Social Security (General) Regulations 1971
●	Employment Insurance System and Employment Services Act 2017 (Act 800)
●	Minimum Retirement Age Act 2012 (Act 753)
●	Minimum Wages Order 2024
●	Occupational Safety and Health Act 1994 (Act 514)
●	Malaysia Companies Act 2016 (Act 777)
●	Labuan Companies Act 1990 (Act 441)

2.	The Laws and Regulations of Singapore

●	Singapore Companies Act 1967
●	Singapore Financial Reporting Standards
●	Employment Act 1968
●	Central Provident Fund Act 1953
●	Work Injury Compensation Act 2019
●	Workplace Safety and Health Act 2006
●	Employment of Foreign Manpower Act 1990
●	Personal Data Protection Act 2012
●	Income Tax Act 1947
●	Goods and Services Tax Act 1993

Please refer to Exhibit 99.1 for more detail of the aforesaid laws and regulations.

4.C. Organizational Structure

Our Corporate Structure

The following diagram illustrates our corporate structure as at September 30, 2026.

Straits
Dato' Mohd Suhaimi bin Hashim
Mr. Yong Sing Goo
Platinum Gate Capital Pte Ltd
Public
65.1%
7.4%
5.9%
4.3%
17.3%
TMD Energy Limited
100%
Straits Marine Fuels & Energy Sdn Bhd
100%
Straits Marine Services Pte Ltd
100%
Straits Maritime Services Pte Ltd
70%
Tumpuan Megah Development Sdn Bhd
30%
TMD Marine Fuels Sdn Bhd
20%
Horizon Shipyard Inter Globe (M) Sdn
50%
Double Corporate Oils & Fats Sdn. Bhd.
Cavalla Asia Ltd
100%
100%
SMF Begonia Ltd
Dolphin Asia Ltd
100%
100%
SMF Ixora Ltd
Escolar Asia Ltd
100%
100%
SMF Omura Ltd
Oscar Asia Ltd
100%
100%
SMF Eden Maritime Ltd
Phoenix Asia Ltd
100%
51%
SMF Beluga Ltd
S3 Asia Ltd
100%
51%
Sierra Pioneer Marine Ltd
TMD Straits Ltd
100%
51%
Katsu Pioneer Marine Ltd
100%
TMD Sturgeon Ltd

Our Subsidiaries

Branching from our corporate structure above, our subsidiaries as at the date of this report.

Name	Background	Ownership	Principal Activities
SMF	A Malaysian company incorporated on November 29, 2018	100% owned by our Company	Investment holding
SMS 1 (Note 1)	A Singapore company incorporated on April 23, 2019	100% owned by SMF	Provision of ship management services
SMS 2	A Singapore company incorporated on April 7, 2021	100% owned by SMS 1	Provision of shipping services, general cleaning and disinfecting
Tumpuan Megah (Note 2)	A Malaysian company incorporated on December 10, 2007	100% owned by SMF	Provision of bunkering services for marine fuel and petroleum based products
Cavalla Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
Dolphin Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
Escolar Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
Oscar Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
Phoenix Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
S3 Asia	A Labuan company incorporated on June 1, 2018	100% owned by SMF	Provision of vessel chartering
TMD Straits	A Labuan company incorporated on December 2, 2016	100% owned by SMF	Provision of vessel chartering
TMD Sturgeon	A Labuan company incorporated on December 5, 2016	100% owned by SMF	Provision of vessel chartering
SMF Begonia	A Labuan company incorporated on February 18, 2019	100% owned by SMF	Provision of vessel chartering
SMF Ixora	A Labuan company incorporated on February 18, 2019	100% owned by SMF	Provision of vessel chartering
SMF Omura	A Labuan company incorporated on February 25, 2020	100% owned by SMF	Provision of vessel chartering
SMF Eden	A Labuan company incorporated on August 18, 2020	100% owned by SMF	Provision of vessel chartering
SMF Beluga	A Labuan company incorporated on February 21, 2020	Owned as to 51% and 49% by SMF and Mr. Kin Wai Chan, respectively	Provision of vessel chartering
Sierra Pioneer	A Labuan company incorporated on January 15, 2021	Owned as to 51% and 49% by SMF and Mr. Kin Wai Chan, respectively	Provision of vessel chartering
Katsu Pioneer	A Labuan company incorporated on May 18, 2021	Owned as to 51% and 49% by SMF and Mr. Kin Wai Chan, respectively	Provision of vessel chartering
TMDF (Note 3)	A Malaysian company incorporated on January 5, 2021	30% owned by Tumpuan Megah	Dealing in oil and petroleum products, oil trading, oil bunkering and related services

Notes:

1.	The financial information presented in the consolidated financial statements of our Group has taken into account its ownership in 51% of SMS 1 as at December 31, 2023.

2.	The financial information presented in the consolidated financial statements of our Group has taken into account its ownership in 70% of Tumpuan Megah as at December 31, 2023.

3.	Tumpuan Megah acquired a 30% equity interest in TMDF in January 2024. Accordingly, TMDF was included in the Group’s financial statements from the date the Group obtained the relevant ownership interest, in accordance with the applicable accounting requirements.

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

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with the Group’s consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” or in other parts of this annual report.

5.A. Operating Results

Holding Company Structure

Our Company is a holding company with no material operations other than holding investments in its subsidiaries. We conduct our operations primarily through our indirect operating subsidiaries, which are held through Straits Marine Fuels & Energy Sdn. Bhd. (“SMF”), our sole direct subsidiary. SMF is also a holding company with no material operations other than holding investments in our indirect subsidiaries. Accordingly, the ability of our Company and SMF to pay dividends depends on dividends and other distributions from our subsidiaries. Certain of our subsidiaries are party to debt arrangements that may restrict their ability to make dividends or other distributions to us unless the related indebtedness is repaid. Similar restrictions may apply if those subsidiaries incur additional indebtedness in the future.

Straits Energy Resources Berhad (“Straits”), our ultimate holding company, provides overall group management and coordination services through its wholly owned subsidiary, Straits Management Services Sdn. Bhd. These services include listing compliance, group consolidation and reporting, corporate governance, corporate secretarial, corporate finance, corporate banking, accounting, and investor and public relations services. The related management fee is subject to annual review.

Through our subsidiaries, we engage in oil trading and bunkering in Malaysian waters. Our vessel-management team oversees our fleet of bunkering vessels, which supply marine fuel to domestic and international vessels. Our operating subsidiaries maintain their accounting records primarily in Malaysian ringgit, their functional currency. We may evaluate opportunities to expand our operations regionally outside Malaysian waters.

Recent Development

On October 7, 2026, our shareholders approved the redesignation and reclassification of our authorized and issued ordinary shares into Class A and Class B ordinary shares, effective October 20, 2026. Accordingly, 10,000,000 shares held by Straits were redesignated as Class B ordinary shares, and the remaining 13,565,000 shares were redesignated as Class A ordinary shares. All shares and per share amounts presented in Item 5 have been retroactively adjusted to reflect the share redesignation and reclassification.

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

Impact of Russia’s Invasion of Ukraine, Conflicts in the Middle East and Related Supply Chain Issues

Since February 2022, Russia has been engaged in a military conflict with Ukraine, which has contributed to ongoing geopolitical tensions and uncertainty in international markets. As Russia is one of the largest exporters of crude oil in the world, this crisis has contributed to volatility in global oil supply and oil prices. Since late 2023, conflicts in the Middle East, including the Israel–Gaza war and related regional escalations, have contributed to heightened geopolitical instability. In June 2025, direct military conflict between Israel and Iran, including U.S. military strikes on Iranian nuclear facilities, further heightened uncertainty in global energy markets and maritime transportation. These developments, combined with increased security risks in major shipping lanes, have contributed to disruptions in global maritime trade, including longer voyage times and higher operating costs across the industry.

The direct effects of the Russia-Ukraine conflict have moderated since the year ended December 31, 2023 (“FY2023”). However, the conflict remains ongoing and, together with continuing conflicts in the Middle East and heightened security risks affecting major maritime routes, may continue to contribute to volatility in oil prices, marine fuel prices, shipping activity and operating costs. For the year ended December 31, 2024 (“FY2024”), we did not identify a material adverse revenue impact that was directly attributable to the Russia-Ukraine conflict. After considering the increase in the volume of oil cargo bunkered, our revenue rose from $633.1 million in FY2023 to $688.6 million in FY2024, driven by the expansion of our market presence.

For the six months ended June 30, 2025, our performance was affected by a combination of factors. The escalation of Middle East tensions, including the June 2025 military conflict between Israel and Iran and U.S. military strikes on Iranian nuclear facilities, contributed to volatility in oil prices, operational costs and uncertainty in global shipping activity. Against this backdrop, our revenue amounted to $276.3 million for the six months ended June 30, 2025.

For the year ended June 30, 2026 (“FY2026”), our performance continued to be affected by changes in global oil prices, bunkering volume, shipping activity and geopolitical developments. Revenue for FY2026 was $545.0 million. Continuing geopolitical tensions in the Middle East and the Russia-Ukraine conflict, together with changes in global trade policies, contributed to uncertainty in the global oil and marine fuel markets and affected our operating performance.

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

The prolonged tariff uncertainty contributed to changes in shipping activity and cargo movement, which in turn affect demand for marine fuel. Coupled with softer global consumption, weaker economic growth, and a continuing shift toward alternative energy, these headwinds exerted downward pressure on oil demand and contributed to volatility in international oil prices. These factors, together with changes in global supply and demand dynamics, resulted in fluctuations in oil prices during FY2026. Changes in global shipping activity and softer global consumption affected our performance during FY2026.

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

Nevertheless, any negative impact arising from an escalation of geopolitical tensions, including the Russia-Ukraine conflict, conflicts in the Middle East, a slowdown in the global economy, or continued trade tension and tariff volatility could adversely affect our business conditions. The volatility of crude oil prices and inflationary pressures can increase our operating costs, and a prolonged crisis may adversely impact the supply and demand of oil cargo, which may result in a lower volume of oil cargo bunkered. In addition, any significant increase in marine fuel prices might tighten the operating cash flows of our Group, which may, in turn, adversely affect our working capital requirements, financial condition and prospects. These disruptions may also heighten many other risks disclosed in the “Risk Factors” section in this annual report, including our ability to market our securities and raise equity or debt financing.

The ultimate impact of the conflicts on our operations remains unknown and will depend on future developments. The Group will continuously monitor the situation closely and initiate any necessary mitigating actions when required.

Unless otherwise indicated, the financial information presented in this section for the year ended June 30, 2025 and the six months ended June 30, 2024 is unaudited. The financial information for FY2026, the six months ended June 30, 2025, FY2024 and FY2023 is derived from our audited consolidated financial statements. Certain amounts as of June 30, 2025 and for the six months ended June 30, 2025 have been reclassified to conform to the current period presentation, as described under “Reclassifications” in Note 3 to our consolidated financial statements.

Year Ended June 30, 2026 Compared to Year Ended June 30, 2025

Results of Operations

The following table summarizes the results of our operations during the years ended June 30, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended June 30,
	2026	2025	Variance –
	$’000	$’000	Increase (Decrease)
	(Audited)	(Unaudited)	$’000%
Revenues, net	544,845	606,394	(61,549)	(10.2)
Revenues – related party, net	190	310	(120)	(38.7)
Total revenues	545,035	606,704	(61,669)	(10.2)

Cost of revenues	(541,589)	(591,493)	(49,904)	(8.4)
Cost of revenues – related party	(334)	(207)	127	61.4
Total cost of revenues	(541,923)	(591,700)	(49,777)	(8.4)

Gross profit	3,112	15,004	(11,892)	(79.3)

Operating expenses
Selling and marketing expenses	(722)	(28)	694	2,478.6
General and administrative expenses	(10,437)	(5,918)	4,519	76.4
Depreciation expenses	(4,865)	(5,131)	(266)	(5.2)
Total operating expenses	(16,024)	(11,077)	4,947	44.7

(Loss) Income from operations	(12,912)	3,927	(16,839)	(428.8)

Other expenses, net
Interest income	1,334	1,043	291	27.9
Sundry expense	(2,539)	(2,931)	(392)	(13.4)
Interest expenses	(5,328)	(5,434)	(106)	(2.0)
Share of losses of associate	(13)	(5)	8	160.0
Total other expenses, net	(6,546)	(7,327)	(781)	(10.7)

Loss before income taxes	(19,458)	(3,400)	16,058	472.3
Income tax benefit (expense)	318	(204)	522	255.9
Net loss	(19,140)	(3,604)	15,536	431.1
Less: loss attributable to non-controlling interest	500	328	172	52.4
Net loss attributable to controlling interest	(18,640)	(3,276)	15,364	469.0

Other comprehensive loss:
Net loss	(19,140)	(3,604)	15,536	431.1
Foreign currency translation adjustments	(356)	1,572	(1,928)	(122.6)
Total comprehensive loss	(19,496)	(2,032)	17,464	859.4

Key Components of Results of Operations

Revenues

Our Group’s revenue comprises bunkering services, vessel chartering services and ship management services as tabulated below:

	Total Revenue		Inter-Service Lines		Revenue from Customers
	For the Year Ended June 30,		For the Year Ended June 30,		For the Year Ended June 30,		Variance –
	2026	2025	2026	2025	2026	2025	Increase
	$’000	$’000	$’000	$’000	$’000	$’000	(Decrease)
	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	$’000%
Analysis By Service Lines:
Bunkering services	543,811	605,539	-	-	543,811	605,539	(61,728)	(10.2)
Vessel chartering services	3,740	7,159	3,580	7,159	160	-	160	100.0
Ship management services	9,895	9,719	8,831	8,554	1,064	1,165	(101)	(8.7)
Total Revenue	557,446	622,417	12,411	15,713	545,035	606,704	(61,669)	(10.2)

Overall

Our Group’s overall revenue for the year ended June 30, 2026 decreased by 10.2%, or $61.7 million, to $545.0 million from $606.7 million for the year ended June 30, 2025. The decrease was primarily attributable to the decrease in revenue from our bunkering services, which contributed more than 99% of our Group’s revenue for the year ended June 30, 2026. Bunkering revenue declined primarily due to lower bunkered volume, reflecting softer demand amid tariff-related trade disruptions and geopolitical uncertainty. The effect of lower volume was partially offset by higher bunker fuel selling prices during FY2026, as selling prices generally track prevailing market oil prices.

Bunkering Services

The decrease in bunkering services revenue by $61.7 million to $543.8 million for the year ended June 30, 2026 from $605.5 million for the year ended June 30, 2025 was substantially attributable to the lower level of bunkering activities. The lower level of bunkering activities primarily reflected weaker demand amid tariff-related developments and geopolitical uncertainties, which resulted in more cautious purchasing decisions by customers and reduced demand for marine fuel. This was also consistent with broader market conditions. According to the International Energy Agency’s June 2026 Oil Market Report, global oil demand was forecast to decline by 1.1 million barrels per day year-on-year in 2026, compared with an increase of 0.65 million barrels per day in 2025.

In addition, because the selling price of bunker fuel is generally benchmarked to the prevailing market oil price, the higher oil price environment partially offset the decrease in revenue resulting from the lower level of bunkering activities. In particular, crude oil prices increased in the second half of FY2026, with the United States crude oil first purchase price increasing by 25.3%, from $66.27 per barrel for the period from January to June 2025 to $83.04 per barrel for the period from January to June 2026. As bunker fuel selling prices are generally linked to prevailing market oil prices, the higher average oil price environment contributed to higher selling prices and partially mitigated the decrease in bunkering services revenue.

Vessel Chartering Services

Our vessel chartering services generated revenue by chartering vessels to third parties. Revenue from vessel chartering services increased from nil for the year ended June 30, 2025 to $0.2 million for the year ended June 30, 2026, primarily due to the resumption of chartering services to a third party in April 2026.

Ship Management Services

Our ship management services, supported by a competent team of qualified professional mariners, also managed third-party vessels, including tugboats used in the port and STS operations that are owned by other subsidiaries within the Straits Group, which are outside our Group.

The ship management services generated $1.1 million and $1.2 million for the years ended June 30, 2026 and 2025, respectively. The slight decrease was primarily attributable to changes in our customer base. For the year ended June 30, 2026, certain existing customers ceased to engage our ship management services, while the new customers onboarded generally involved smaller vessel management engagements and generated lower service fees amid relatively challenging market conditions.

Cost of revenues

Our cost of revenues represents direct expenses incurred to generate revenue. These costs are recorded and accrued as incurred. The cost of revenues primarily comprises oil cargo cost, along with other bunkering operation costs such as bunker for own use, port charges, crew wages and consumables, transport costs and agency fees. It also includes vessel operation-related costs, such as vessel consumables, insurance, general upkeep and repair costs.

Our major cost components are as follows:

	For the Year Ended June 30,
	2026	2025	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Oil cargo sold	524,728	575,932	(51,204)	(8.9)
Bunker own used	5,150	3,683	1,467	39.8
Crew wages	3,947	3,636	311	8.6
Other operating cost	8,098	8,449	(351)	(4.2)
Total cost of revenues	541,923	591,700	(49,777)	(8.4)

Our overall cost of revenues decreased by 8.4%, or equivalent to $49.8 million, to $541.9 million for the year ended June 30, 2026 from $591.7 million for the year ended June 30, 2025, representing 99.5% and 97.5% of our total revenue respectively. The decrease was primarily driven by lower bunker procurement costs, which were primarily attributable to lower procurement requirements resulting from the lower level of bunkering activities. While bunker procurement costs generally move in line with global oil price movements, the decrease in bunker procurement costs for the year ended June 30, 2026 was primarily volume-driven, as the reduction in procurement requirements associated with the lower level of bunkering activities more than offset the impact of higher bunker prices.

In addition, our other operating costs decreased as the lower level of bunkering activities resulted in lower port disbursement and declaration fees. However, this decrease was partially offset by higher equipment upkeep and vessel maintenance costs, which are largely fixed in nature and relate to maintaining vessel operational readiness, safety standards and regulatory compliance. Increased logistics service rates and pricing fluctuations also contributed to higher operating costs, while terminal congestion and limited loading slot availability resulted in greater reliance on more costly truck loading methods, despite the lower level of bunkering activities.

Furthermore, market-wide labor cost adjustments resulted in higher crew wage expenses. The cost of bunker consumed for our own use also increased, primarily due to higher bunker prices during the year ended June 30, 2026, notwithstanding the lower level of bunkering activities.

Gross Profit and Gross Profit Margin

Overall

	For the Year Ended June 30,
	2026	2025	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	545,035	606,704	(61,669)	(10.2)
Cost of revenues	(541,923)	(591,700)	(49,777)	(8.4)
Gross profit	3,112	15,004	(11,892)	(79.3)

Gross profit margin	0.57%	2.47%	(1.90)%	(76.9)

We recorded an overall decrease of 79.3% in gross profit, or equivalent to $11.9 million, to $3.1 million for the year ended June 30, 2026 from $15.0 million for the year ended June 30, 2025. In addition, our gross profit margin decreased by 1.90 percentage points, to 0.57% for the year ended June 30, 2026 from 2.47% for the year ended June 30, 2025.

The decrease in gross profit and gross profit margin was primarily attributable to lower gross profit from our bunkering services. Although cost of revenues decreased as a result of lower bunkering activity, the decrease in cost of revenues was less than the decrease in revenue. This primarily reflected a narrower spread between bunker fuel selling prices and procurement costs, as well as higher operating costs associated with bunkering operations. In addition, competitive market conditions limited our ability to fully pass through certain increases in procurement and operating costs to customers.

Bunkering Services

	For the Year Ended June 30,
	2026	2025	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	543,811	605,539	(61,728)	(10.2)
Cost of revenues	(541,923)	(591,700)	(49,777)	(8.4)
Gross profit	1,888	13,839	(11,951)	(86.4)

Gross profit margin	0.35%	2.29%	(1.94)%	(84.7)

We recorded a decrease of 86.4% in gross profit of bunkering services, or equivalent to $11.9 million, to $1.9 million for the year ended June 30, 2026 from $13.8 million for the year ended June 30, 2025. Our gross profit margin decreased by 1.94 percentage points, to 0.35% for the year ended June 30, 2026 from 2.29% for the year ended June 30, 2025.

The decrease was primarily attributable to lower bunkering activity and a narrower spread between bunker fuel selling prices and bunker procurement costs. During FY2026, volatility in oil prices, competitive market conditions and softer demand for marine fuel limited the Group’s ability to maintain pricing spreads and fully pass through higher procurement and operating costs to customers. In addition, vessel schedule delays, higher transportation and logistics charges, terminal congestion, limited loading-slot availability and inflationary cost pressures increased the cost of bunkering operations. While the lower level of bunkering activity reduced certain variable costs, these reductions were partly offset by vessel maintenance and equipment-upkeep costs that are relatively fixed in nature and by higher crew wages and our own bunker fuel consumed.

Vessel Chartering Services

Gross profit from vessel chartering services increased from nil for the year ended June 30, 2025 to $0.2 million for the year ended June 30, 2026, primarily due to the resumption of chartering services to a third party in April 2026. There were no direct costs associated with the vessel chartering services during the year.

Ship Management Services

Gross profit of ship management services decreased slightly to $1.0 million for the year ended June 30, 2026, from $1.2 million for the year ended June 30, 2025, primarily due to changes in customer mix.

Selling and Marketing Expenses

The selling and marketing expenses primarily consisted of marketing expenses of $721,008, with the remaining balance consisting of advertising and business development expenses incurred by the sales and marketing team.

Our selling and marketing expenses increased by 2,478.6% or $0.7 million, to $721,732 for the year ended June 30, 2026, from $28,469 for the year ended June 30, 2025. The increase was primarily attributable to additional marketing activities, including increased client engagement efforts to support existing customer relationships, expand our customer base and promote our products and services to potential customers for the year ended June 30, 2026. In addition, selling and marketing expenses for the year ended June 30, 2025 were reduced by a true-up adjustment relating to the over-provision of marketing expenses, resulting in a lower comparison base.

General and Administrative Expenses

General and administrative expenses which increased by 76.4% or $4.5 million, to $10.4 million for the year ended June 30, 2026 from $5.9 million for the year ended June 30, 2025 comprise the following:

	For the Year Ended June 30,
	2026	2025	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Staff cost	3,315	2,554	761	29.8
Staff cost – related parties	136	103	33	32.0
Management fees – related party	803	743	60	8.1
Professional fees	2,246	482	1,764	366.0
Leasing license	300	300	-	-
Provision for expected credit losses	1,850	73	1,777	2,434.2
Others	1,684	1,485	199	13.4
Others – related parties	103	178	(75)	(42.1)
Total general and administrative expenses	10,437	5,918	4,519	76.4

Staff cost increased by $0.8 million, to $3.5 million for the year ended June 30, 2026, up from $2.7 million for the year ended June 30, 2025. Despite no significant change in overall headcount, the increase was primarily due to annual salary adjustments and bonus payments during the year ended June 30, 2026. In addition, directors’ remuneration increased by $0.5 million following our listing.

Management fees paid to Straits Management Services Sdn. Bhd, a related company within the Straits Group, increased to $0.8 million for the year ended June 30, 2026 from $0.7 million for the year ended June 30, 2025. These fees cover overall group management and coordination services, encompassing but not limited to listing compliance and requirements, group consolidation and reporting, corporate governance, corporate secretarial, corporate finance, corporate banking, accounting, market and public relations to the subsidiaries of our Company. The increase was mainly due to non-recurring fee concession granted by the related party for the year ended June 30, 2025, which was not repeated for the year ended June 30, 2026.

Professional fees include statutory audit fees, tax fees, corporate secretarial fees, and legal fees. Our professional fees significantly increased by $1.7 million to $2.2 million for the year ended June 30, 2026, from $0.5 million for the year ended June 30, 2025. The increase was primarily due to additional $1.4 million of advisory services engaged by us in connection with corporate development, investor relations, and strategic acquisition activities. Such services included providing strategic advice on potential business opportunities, supporting corporate communications and investor relations initiatives, and assisting with the evaluation and pursuit of potential mergers and acquisitions. In addition, we incurred fees of $0.2 million for the preparation of consolidated financial statements and $0.1 million for annual listing fees during the year ended June 30, 2026.

Corporations incorporated under Labuan Companies Act 1990 are required to pay an annual leasing license fee of $20,000 to Labuan Financial Services Authority (“LFSA”). As such, there was leasing license fee of $0.3 million each for the years ended June 30, 2026 and 2025.

Provision for expected credit losses increased significantly from $72,989 for the year ended June 30, 2025 to $1.9 million for the year ended June 30, 2026. The increase primarily reflected an increase in the aging of certain trade receivable balances and our reassessment of their expected recoverability. In determining expected credit losses, we considered historical collection experience, the financial condition and payment behavior of customers, subsequent collections, expected timing of collection and forward-looking credit conditions.

The increase in other general and administrative expenses for the year ended June 30, 2026 primarily reflected the higher office-related operating expenses and entertainment expenses related to client and business meetings and engagements, partially offset by a decrease in travel expenses.

Depreciation

Depreciation represents the annual depreciation on our fleet of 15 vessels, dry-dock cost, tools, office equipment, computer hardware and software, motor vehicles, real property and furniture and fittings.

The decrease in depreciation by $0.2 million to $4.9 million for the year ended June 30, 2026, from $5.1 million for the year ended June 30, 2025, was due to certain assets being fully depreciated, resulting in lower depreciation charges during the year, partially offset by additional depreciation expense arising from the capitalization of dry-dock costs.

Other Expenses, net

Interest Income

Interest income represents interest income earned from a related party, late payment interest charge to customers and amounts placed with lender bank of our operating subsidiary, Tumpuan Megah Development Sdn. Bhd. (“Tumpuan Megah”), as a term deposit and in a designated current account. The increase in interest income to $1.3 million was mainly due to interest income earned from a related party, Straits Energy Resources Berhad, which increased to $1.2 million for the year ended June 30, 2026, from $1.0 million for the year ended June 30, 2025.

In addition, there was late payment interest charges to customers of $71,325 for the year ended June 30, 2026.

Sundry Expense

	For the Year Ended June 30,
	2026	2025	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Loss on foreign exchange	(2,687)	(3,253)	(566)	(17.4)
Miscellaneous income	148	322	(174)	(54.0)
Total sundry expense	(2,539)	(2,931)	(392)	(13.4)

Although the majority of our business activities are denominated in USD, the functional currencies of our five subsidiaries remain RM and SGD. As a result, foreign currency gains and losses arise when USD-denominated monetary balances of these subsidiaries are remeasured into their respective functional currencies. We currently do not have a foreign currency hedging policy, as the USD generated from our revenue is sufficient to cover our USD purchases. However, we continue to monitor our foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise. For the year ended June 30, 2026, fluctuations in the RM/USD and SGD/USD exchange rates resulted in foreign currency losses, primarily from the remeasurement of USD-denominated monetary balances. The strengthening of the RM against USD and the weakening of the SGD against USD resulted in a net foreign currency loss of $2.7 million for the year ended June 30, 2026 as compared to $3.3 million for the year ended June 30, 2025.

Miscellaneous income dropped by $0.2 million to $0.1 million for the year ended June 30, 2026, from $0.3 million for the year ended June 30, 2025 mainly due to the absence of a $0.2 million adjustment related to the previously recognized value of the acquisition of Straits Marine Fuels & Energy Sdn. Bhd for the year ended June 30, 2025.

Interest Expenses

Interest expenses included interests on trade financing facilities granted to Tumpuan Megah, term loan interests and vessel vendor financing interests.

The decrease in interest expenses by $0.1 million, to $5.3 million for the year ended June 30, 2026, from $5.4 million for the year ended June 30, 2025, was due to a lower volume of trade financing facilities granted to Tumpuan Megah, which bear interest rates ranging from 5.50% to 7.50%.

Provision For Income Taxes

Cayman Islands

Our Company is incorporated in Cayman Islands. Under the current tax laws of Cayman Islands, we are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

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

With the aforementioned, our Group’s effective tax rate was 1.6% and (6.0)% for the years ended June 30, 2026 and 2025, respectively. For the year ended June 30, 2025, we recorded income tax expense notwithstanding a consolidated loss before income taxes, resulting in a negative effective tax rate. This was primarily attributable to taxable income generated by certain of our Singapore subsidiaries and an under-provision of deferred tax relating to prior years. For the year ended June 30, 2026, we recognized an income tax benefit of $0.3 million, comprising: (i) a current income tax benefit of $0.4 million, which reflected current income tax expense of $0.08 million based on the results for the year, more than offset by an over-provision of current income tax of $0.5 million in prior years; and (ii) a deferred income tax expense of $0.1 million, primarily relating to an under-provision of deferred tax in prior years.

	For the Year Ended June 30,
	2026	2025	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Current Income Tax
Current	77	265	(188)	(70.9)
(Over) Under provision in prior years	(490)	4	(494)	(12,350.0)
	(413)	269	(682)	(253.5)
Deferred Tax
Current	4	(65)	69	106.2
Under provision in prior years	91	-	91	100.0
	95	(65)	160	246.2

Total income tax (benefit) expense	(318)	204	(522)	(255.9)

The current income tax benefit for the year ended June 30, 2026 was primarily attributable to an over-provision of $0.5 million relating to prior years, resulting from the finalization of tax position of TMD Marine Fuels Sdn. Bhd. and Tumpuan Megah, whose statutory tax reporting period was affected by the change in accounting year end from December 31 to June 30. Following the completion of final tax computations for the relevant statutory periods, we determined that a portion of income tax provision previously recognized was no longer required.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Results of Operations

The following table summarizes the results of our operations during the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Six Months Ended June 30,
	2025	2024	Variance –
	$’000	$’000	Increase (Decrease)
	(Audited)	(Unaudited)	$’000%
Revenues, net	276,185	357,486	(81,301)	(22.7)
Revenues – related party, net	155	39	116	297.4
Total revenues	276,340	357,525	(81,185)	(22.7)

Cost of revenues	(272,275)	(351,629)	(79,354)	(22.6)
Cost of revenues – related party	(82)	(350)	(268)	(76.6)
Total cost of revenues	(272,357)	(351,979)	(79,622)	(22.6)

Gross profit	3,983	5,546	(1,563)	(28.2)

Operating expenses
Selling and marketing expenses	(38)	(47)	(9)	(19.1)
General and administrative expenses	(3,330)	(3,061)	269	8.8
Depreciation expenses	(2,559)	(2,305)	254	11.0
Total operating expenses	(5,927)	(5,413)	514	9.5

(Loss) Income from operations	(1,944)	133	(2,077)	(1,561.7)

Other (expenses) income, net
Interest income	634	29	605	2,086.2
Sundry (expense) income	(1,393)	3,229	(4,622)	(143.1)
Interest expenses	(2,803)	(1,987)	816	41.1
Share of losses of associate	(4)	-	4	100.0
Total other (expenses) income, net	(3,566)	1,271	(4,837)	(380.6)

(Loss) Income before income taxes	(5,510)	1,404	(6,914)	(492.5)
Income tax benefit (expense)	988	(277)	1,265	456.7
Net (loss) income	(4,522)	1,127	(5,649)	(501.2)
Less: loss (income) attributable to non-controlling interest	212	(287)	499	173.9
Net (loss) income attributable to controlling interest	(4,310)	840	(5,150)	(613.1)

Other comprehensive (loss) income:
Net (loss) income	(4,522)	1,127	(5,649)	(501.2)
Foreign currency translation adjustments	(96)	(248)	152	61.3
Total comprehensive (loss) income	(4,618)	879	(5,497)	(625.4)

Key Components of Results of Operations

Revenues

Our Group’s revenue comprises bunkering services, vessel chartering services and ship management services as tabulated below:

	Total Revenue		Inter-Service Lines		Revenue from Customers
	For the Six Months Ended June 30,		For the Six Months Ended June 30,		For the Six Months Ended June 30,		Variance –
	2025	2024	2025	2024	2025	2024	Increase
	$’000	$’000	$’000	$’000	$’000	$’000	(Decrease)
	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	$’000%
Analysis By Service Lines:
Bunkering services	275,440	357,350	-	-	275,440	357,350	(81,910)	(22.9)
Vessel chartering services	3,548	3,486	3,548	3,486	-	-	-	-
Ship management services	5,074	965	4,174	790	900	175	725	414.3
Total Revenue	284,062	361,801	7,722	4,276	276,340	357,525	(81,185)	(22.7)

Overall

Our Group’s overall revenue for the six months ended June 30, 2025 had decreased by 22.7%, or equivalent to $81.2 million, to $276.3 million from $357.5 million achieved for the six months ended June 30, 2024 due to decrease in contribution from the bunkering services, as it contributed more than 99% of our Group’s revenue for the six months ended June 30, 2025, offset by a slight increase in ship management services. The decrease in revenue for the six months ended June 30, 2025 was primarily attributable to a decrease in the volume of oil cargo bunkered of 11.2%, from 578,614 metric ton for the six months ended June 30, 2024 to 514,025 metric ton for the six months ended June 30, 2025.

Bunkering Services

The decrease in the bunkering services revenue by $81.9 million to $275.4 million for the six months ended June 30, 2025 from $357.3 million for the six months ended June 30, 2024 was substantially attributable to the decrease of 11.2% in volume of oil cargo bunkered, from 578,614 metric ton for the six months ended June 30, 2024 to 514,025 metric ton for the six months ended June 30, 2025. In addition, because the selling price of bunker fuel is generally benchmarked to the prevailing market oil price, the 17.9% decrease in the average oil price for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 further reduced the revenue recognized from bunkering services.

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

Vessel Chartering Services

Our vessel chartering services previously generated revenue by chartering vessels to third parties. There was no revenue from third parties related to vessel chartering services for the six months ended June 30, 2025 and 2024, as our Group temporarily discontinued the services after the chartering contract expired in July 2023. The vessel was subsequently redeployed to our bunkering fleet to support the growth of our oil bunkering operations.

Ship Management Services

Our ship management services, supported by a competent team of qualified professional mariners, also managed third-party vessels, including tugboats used in the port and STS operations that are owned by other subsidiaries within the Straits Group, which are outside our Group.

The ship management services generated $0.9 million and $0.2 million for the six months ended June 30, 2025 and 2024, respectively, due to the addition of new customers for the six months ended June 30, 2025.

Cost of revenues

Our cost of revenues represents direct expenses incurred to generate revenue. These costs are recorded and accrued as incurred. The cost of revenues primarily comprises oil cargo cost, along with other bunkering operation costs such as bunker for own use, port charges, crew wages and consumables, transport costs and agency fees. It also includes vessel operation-related costs, such as vessel consumables, insurance, general upkeep and repair costs.

Our major cost components are as follows:

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Oil cargo sold	264,009	343,994	(79,985)	(23.3)
Bunker own used	1,818	2,136	(318)	(14.9)
Crew wages	1,815	1,767	48	2.7
Other operating cost	4,715	4,082	633	15.5
Total cost of revenues	272,357	351,979	(79,622)	(22.6)

Our overall cost of revenues decreased by 22.6%, or equivalent to $79.6 million, to $272.4 million for the six months ended June 30, 2025 from $352.0 million for the six months ended June 30, 2024, representing 98.6% and 98.4% of our total revenue respectively. This decrease was in line with the decline in the volume of cargo bunkered, with oil cargo costs decreased to $264.0 million for the six months ended June 30, 2025 from $344.0 million for the six months ended June 30, 2024. In addition, other operating costs increased to $4.7 million for the six months ended June 30, 2025 from $4.1 million for the six months ended June 30, 2024. The increase was primarily attributable to higher port-related operation costs, partially offset by a reduction in equipment upkeep expenses.

Gross Profit and Gross Profit Margin

Overall

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	276,340	357,525	(81,185)	(22.7)
Cost of revenues	(272,357)	(351,979)	(79,622)	(22.6)
Gross profit	3,983	5,546	(1,563)	(28.2)

Gross profit margin	1.44%	1.55%	(0.11)%	(7.1)

As a result of the foregoing, we recorded an overall decrease of 28.2% in gross profit, or equivalent to $1.6 million, to $4.0 million for the six months ended June 30, 2025 from $5.6 million for the six months ended June 30, 2024.

Nevertheless, our gross profit margin decreased marginally by 0.11 percentage points, to 1.44% for the six months ended June 30, 2025 from 1.55% for the six months ended June 30, 2024 primarily reflecting increased operational expenses from our oil bunkering services, resulting in a marginal compression of our gross profit margin.

Bunkering Services

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	275,440	357,350	(81,910)	(22.9)
Cost of revenues	(271,627)	(351,979)	(80,352)	(22.8)
Gross profit	3,813	5,371	(1,558)	(29.0)

Gross profit margin	1.38%	1.50%	(0.12)%	(7.9)

Total metric ton sold (mt)	514,025	578,614	(64,589)	(11.2)

Average gross profit per metric ton	$7.42	$9.28	$(1.86)	(20.0)

We recorded a decrease of 29.0% in gross profit of bunkering services, or equivalent to $1.6 million, to $3.8 million for the six months ended June 30, 2025 from $5.4 million for the six months ended June 30, 2024. Our gross profit margin decreased marginally by 0.12 percentage points, to 1.38% for the six months ended June 30, 2025 from 1.50% for the six months ended June 30, 2024.

The average gross profit per mt of oil cargo sold had decreased by 20.0%, or equivalent to $1.86 per mt, to $7.42 per mt for the six months ended June 30, 2025 from $9.28 per mt for the six months ended June 30, 2024. This margin compression was largely due to elevated operating costs and sharp decline in demand for bunkering. Tariff-related delays and logistical disruptions increased transportation and handling expenses, while deferred tariff adjustments limited cost pass-through capabilities. Additionally, global oil demand softness and broader inflationary pressures narrowed the spread between selling prices and procurement costs, further eroding profitability.

Ship Management Services

Gross profit of ship management services was relatively stable, representing $169,761 for the six months ended June 30, 2025, down from $175,465 for the six months ended June 30, 2024.

The slight decrease in gross profit margin primarily reflects the recognition of certain direct costs associated with technical management and agency services for the six months ended June 30, 2025.

Selling and Marketing Expenses

The selling and marketing expenses comprise marketing, advertising and business development expenses incurred by the sales and marketing team.

Our selling and marketing expenses decreased by 19.1% or $0.01 million, to $0.04 million for the six months ended June 30, 2025, down from $0.05 million for the six months ended June 30, 2024. The decrease was primarily attributable to a reversal of $0.03 million in previously over provisioned marketing expenses, partially offset by an increase in spending of $0.04 million for business development for the six months ended June 30, 2025.

General and Administrative Expenses

General and administrative expenses which increased by 8.8% or $0.2 million, to $3.3 million for the six months ended June 30, 2025 from $3.1 million for the six months ended June 30, 2024 comprise the following:

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Staff cost	1,443	1,142	301	26.4
Staff cost – related parties	62	32	30	93.8
Management fees	-	91	(91)	(100.0)
Management fees – related party	373	-	373	100.0
Professional fees	410	353	57	16.1
Leasing license	170	160	10	6.3
Others	754	1,283	(529)	(41.2)
Others – related parties	118	-	118	100.0
Total general and administrative expenses	3,330	3,061	269	8.8

Staff cost increased by $0.3 million, to $1.5 million for the six months ended June 30, 2025, up from $1.2 million for the six months ended June 30, 2024. Without significant change in the number of overall headcount, the increase was primarily due to annual salary adjustments and bonus payments during the six months ended June 30, 2025. In addition, $0.07 million of directors’ remuneration was incurred following our listing.

Management fees paid to Straits Management Services Sdn. Bhd, a related company within the Straits Group, increased to $0.4 million for the six months ended June 30, 2025 from $0.1 million for the six months ended June 30, 2024. These fees cover overall group management and coordination services, encompassing but not limited to listing compliance and requirements, group consolidation and reporting, corporate governance, corporate secretarial, corporate finance, corporate banking, accounting, market and public relations to the subsidiaries of our Company. The increase was mainly due to a higher fee being charged for the six months ended June 30, 2025.

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

The decrease in other general and administrative expenses for the six months ended June 30, 2025 primarily reflected a reduction in late payment charges to suppliers driven by greater access to funding and implementation of our cost savings initiatives aimed at optimizing operational efficiency and reducing discretionary spending.

Depreciation

Depreciation represents the annual depreciation on our fleet of 15 vessels, dry-dock cost, tools, office equipment, computer hardware and software, motor vehicles, real property and furniture and fittings.

The increase in depreciation by $0.3 million to $2.6 million for the six months ended June 30, 2025, up from $2.3 million for the six months ended June 30, 2024, was due to the addition of dry-dock cost which resulted in higher depreciation charges.

Other (Expense) Income, net

Interest Income

Interest income increased to $0.6 million for the six months ended June 30, 2025 from $28,903 for the six months ended June 30, 2024. The increase was primarily attributable to the increase in late payment interest income of $0.6 million from a related party, Straits, arising from late payment at an interest rate of 8.25%.

Sundry (Expense) Income

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
(Loss) Gain on foreign exchange	(1,496)	3,210	(4,706)	(146.6)
Miscellaneous income	103	19	84	442.1
Total sundry (expense) income	(1,393)	3,229	(4,622)	(143.1)

Sundry income decreased by $4.6 million from sundry income of $3.2 million for the six months ended June 30, 2024 to sundry expense $1.4 million for the six months ended June 30, 2025. The decrease was primarily attributable to a $4.7 million unfavorable change in foreign exchange gains and losses. Although the majority of our business activities are denominated in USD, the functional currencies of our five subsidiaries remain RM and SGD. As a result, foreign currency gains and losses arise when USD-denominated balances of these subsidiaries are remeasured into their respective functional currencies. We currently do not have a foreign currency hedging policy, as the USD generated from our revenue is sufficient to cover our USD purchases. However, we continue to monitor our foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise. In the current state of RM and SGD strengthening against the USD, the weakening of the USD reduced the RM-equivalent and SGD-equivalent values of our USD-denominated cash balances, receivables and payables, resulting in a net foreign currency loss. We recorded a net foreign currency loss of $1.5 million for the six months ended June 30, 2025 as compared to net foreign currency gain of $3.2 million for the six months ended June 30, 2024.

Interest Expenses

Interest expenses included interest on trade financing facilities granted to Tumpuan Megah, term loan interest and vessel vendor financing interest.

The increase in interest expenses by $0.8 million, to $2.8 million for the six months ended June 30, 2025, up from $2.0 million for the six months ended June 30, 2024, was due to a higher volume of trade financing facilities granted to Tumpuan Megah, which bear interest rates ranging from 5.75% to 7.75%.

Provision For Income Taxes

Cayman Islands

Our Company is incorporated in Cayman Islands. Under the current tax laws of Cayman Islands, we are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

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

With the aforementioned, our Group’s effective tax rate was 19.7% for the six months ended June 30, 2024. For the six months ended June 30, 2025, the Group recorded an income tax benefit of $1.0 million, representing (i) current tax expenses of $0.08 million for the six months ended June 30, 2025; (ii) deferred tax income arising from temporary differences amounted to $0.07 million; and (iii) over-provision of income tax expenses of $1.0 million in FY2024 due to the change in our fiscal year end.

	For the Six Months Ended June 30,
	2025	2024	Variance –
	(Audited)	(Unaudited)	Increase (Decrease)
	$’000	$’000	$’000%
Current Income Tax
Based on result for the period	78	277	(199)	(71.8)
Over provision in prior periods	(1,001)	-	(1,001)	(100.0)
	(923)	277	(1,200)	(433.2)
Deferred Tax
Reversal of temporary differences	(65)	-	(65)	100.0
Under provision in prior periods	-	-	-	-
	(65)	-	(65)	100.0

Total income tax (benefit) expense	(988)	277	(1,265)	(456.7)

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

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Revenues, net	688,430	632,790	55,640	8.8
Revenues – related party, net	178	290	(112)	(38.6)
Total revenues	688,608	633,080	55,528	8.8

Cost of revenues	(671,616)	(619,867)	51,749	8.3
Cost of revenues – related party	(947)	(1,123)	(176)	(15.7)
Total cost of revenues	(672,563)	(620,990)	51,573	8.3

Gross profit	16,045	12,090	3,955	32.7

Operating expenses
Selling and marketing expenses	(40)	(101)	(61)	(60.4)
General and administrative expenses	(5,249)	(5,127)	122	2.4
Depreciation expenses	(4,758)	(4,257)	501	11.8
Total operating expenses	(10,047)	(9,485)	562	5.9

Income from operations	5,998	2,605	3,393	130.2

Other (expenses) income
Interest income	52	10	42	420.0
Sundry income, net	2,022	3,321	(1,299)	(39.1)
Interest expenses	(4,598)	(2,203)	2,395	108.7
Share of losses of associate	(1)	-	1	100.0
Total other (expenses) income, net	(2,525)	1,128	(3,653)	(323.8)

Income before income taxes	3,473	3,733	(260)	(7.0)
Income tax expenses	(1,428)	(774)	654	84.5
Net income	2,045	2,959	(914)	(30.9)
Less: income attributable to non-controlling interest	(168)	(963)	(795)	(82.6)
Net income attributable to controlling interest	1,877	1,996	(119)	(6.0)

Other comprehensive income:
Net income	2,045	2,959	(914)	(30.9)
Foreign currency translation adjustments	276	1,888	(1,612)	(85.4)
Total comprehensive income	2,321	4,847	(2,526)	(52.1)

Key Components of Results of Operations

Revenues

Our Group’s revenue comprises bunkering services, vessel chartering services and ship management services as tabulated below:

	Total Revenue		Inter-Service Lines		Revenue from Customers
	For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,		Variance – Increase
	2024	2023	2024	2023	2024	2023	(Decrease)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000%
Analysis By Service Lines:
Bunkering services	688,210	631,608	-	-	688,210	631,608	56,602	9.0
Vessel chartering services	7,097	8,041	7,097	6,847	-	1,194	(1,194)	(100.0)
Ship management services	1,917	1,911	1,519	1,633	398	278	120	43.2
Total Revenue	697,224	641,560	8,616	8,480	688,608	633,080	55,528	8.8

Overall

Our Group’s overall revenue for FY2024 had increased by 8.8%, or equivalent to $55.5 million, to $688.6 million from $633.1 million achieved in FY2023 due to rise in contribution from the bunkering services, as it contributed more than 99% of our Group’s revenue. The increase in revenue in FY2024 was primarily attributable to an increase in the volume of oil cargo bunkered of 6.0%, from 933,418 metric ton in FY2023 to 989,512 metric ton in FY2024.

Bunkering Services

The increase in the bunkering services revenue by $56.6 million to $688.2 million in FY2024 from $631.6 million in FY2023 was substantially attributable to the increase of 6.0% in volume of oil cargo bunkered, from 933,418 metric ton in FY2023 to 989,512 metric ton in FY2024.

The increase in bunkered volume was driven by our Group’s ongoing efforts to meet customer demand through enhanced operational efficiency. In addition, we expanded our customer base in bunkering services from 90 customers in FY2023 to 101 in FY2024, which further contributed to the increase in bunkered volume and revenue.

We also benefited from higher vessel capacity, as one of our vessels, previously chartered to a third party in FY2023, was redeployed to our bunkering fleet in July 2023 following the expiration of the charter contract to support the expansion of our oil bunkering operations.

Vessel Chartering Services

Our vessel chartering services previously generated revenue by chartering vessels to third parties. There was no revenue from third parties related to vessel chartering services in FY2024, compared to $1.2 million in FY2023, as our Group temporarily discontinued the services after the chartering contract expired in July 2023. The vessel was subsequently redeployed to our bunkering fleet to support the growth of our oil bunkering operations.

Ship Management Services

Our ship management services, supported by a competent team of qualified professional mariners, also managed third-party vessels, including tugboats used in the port and STS operations that are owned by other subsidiaries within the Straits Group, which are outside our Group.

The ship management services remained steady, generating $0.4 million and $0.3 million in FY2024 and FY2023, respectively.

Cost of revenues

Our cost of revenues represents direct expenses incurred to generate revenue. These costs are recorded and accrued as incurred. The cost of revenues primarily comprises oil cargo cost, along with other bunkering operation costs such as bunker for own use, port charges, crew wages and consumables, transport costs and agency fees. It also includes vessel operation-related costs, such as vessel consumables, insurance, general upkeep and repair costs.

Our major cost components are as follows:

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

Nevertheless, our gross profit margin increased marginally by 0.42 percentage points to 2.33% in FY2024 from 1.91% in FY2023 due to improved margins in our oil bunkering services.

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

We recorded an increase of 42.3% in gross profit of bunkering services, or equivalent to $4.6 million, to $15.6 million in FY2024 from $11.0 million in FY2023. Our gross profit margin increased marginally by 0.53 percentage points to 2.27% in FY2024 from 1.74% in FY2023.

The average gross profit per metric ton of oil cargo sold had increased by 34.2%, or equivalent to $4.03 per mt, to $15.81 in FY2024 from $11.78 in FY2023. This improvement was attributable to our strategic focus on penetrating new markets and expanding our customer base contributed to higher sales volumes. We successfully attracted new customers while maintaining strong relationships with existing buyers. Through maintaining a steady demand, we optimized resource usage and lowered the overall cost of providing services for FY2024. In addition, the increase in bunkering activities, which led to higher operational efficiencies, enabling us to leverage economies of scale and optimize our cost structure.

Vessel Chartering Services

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Revenue	-	1,194	(1,194)	(100.0)
Cost of revenues	-	(380)	(380)	(100.0)
Gross profit	-	814	(814)	(100.0)

Gross profit margin	-	68.2%	(68.2)%	(100.0)

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

Ship Management Services

Gross profit of ship management services increased to $0.4 million in FY2024, from $0.3 million in FY2023, remaining relatively stable.

Selling and Marketing Expenses

The selling and marketing expenses comprise marketing travelling and advertising expenses incurred by the sales and marketing team.

Our selling and marketing expenses decreased by 60.4% or $0.06 million, to $0.04 million in FY2024, down from $0.1 million in FY2023, due to cost-saving plan on marketing expenses in FY2024.

General and Administrative Expenses

General and administrative expenses which increased by 2.4% or $0.1 million, to $5.2 million in FY2024 from $5.1 million in FY2023 comprise the following:

	For the Years Ended December 31,		Variance –
	2024	2023	Increase (Decrease)
	$’000	$’000	$’000%
Staff cost	2,228	2,198	30	1.4
Staff cost – related parties	72	68	4	5.9
Management fees	-	487	(487)	(100.0)
Management fees – related party	499	-	499	100.0
Professional fees	424	415	9	2.2
Leasing license	300	300	-	-
Vessel deposit written off	-	273	(273)	(100.0)
Impairment/ assets written off	71	(5)	76	1,520.0
Others	1,655	1,388	267	19.2
Others – related parties	-	3	(3)	(100.0)
Total general and administrative expenses	5,249	5,127	122	2.4

Staff cost increased by $0.03 million to $2.30 million in FY2024, up from $2.27 million in FY2023. This was mainly due to higher staff-related costs and the recruitment of a senior management member for a subsidiary, Straits Marine Services Pte Ltd in FY2024. This increase was partially offset by the adjustment for the over-provision of staff and director bonuses for FY2023 in Tumpuan Megah.

Management fees paid to Straits Management Services Sdn. Bhd, a related company within the Straits Group, remained stable at $0.5 million in both FY2024 and FY2023. These fees cover overall group management and coordination services, encompassing but not limited to listing compliance and requirements, group consolidation and reporting, corporate governance, corporate secretarial, corporate finance, corporate banking, accounting, market and public relations to the subsidiaries of our Company.

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

We paid a deposit of $0.3 million in FY2020 for the purchase of a vessel. However, the deposit was written off during FY2023 as the vendor became uncontactable after the COVID-19 Pandemic, and the vessel was not maintained and was in a deplorable condition. We have taken the necessary action in our attempts to recover the deposit paid.

The significant change under impairment was mainly due to an allowance for expected credit loss of our accounts receivable amounted to $0.07 million in FY2024.

The increase in other general and administrative expenses mainly represented (i) an increase in environmental, social, and governance activities payable to a related party, Benua Hijau Sdn Bhd, an entity owned by a controlling shareholder, amounting to $0.1 million; (ii) an increase of $0.1 million in bank charges for issuing $6.5 million in bank guarantees to suppliers; and (iii) an increase in operating costs, such as insurance and travel expenses, amounting to $0.05 million due to the expansion of business.

Depreciation

Depreciation represents the annual depreciation on our fleet of 15 vessels, dry-dock cost, tools, office equipment, computer hardware and software, motor vehicles, real property and furniture and fittings.

The increase in depreciation by $0.5 million to $4.8 million in FY2024, up from $4.3 million in FY2023, was due to the addition of dry-dock cost incurred during the year.

Other Income, net

Interest Income

Interest income increased to $0.05 million in FY2024 from $0.01 million in FY2023. The increase arises from $0.04 million which consists of principal sums approximating $0.1 million and $2.0 million placed with lender bank of Tumpuan Megah as a term deposit and in a designated current account respectively.

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

A fair value adjustment of $0.1 million was made in FY2022 on a debt due from the vendor of Tumpuan Megah. Approximately $0.05 million of this impairment was written back in FY2023 following subsequent payment from the vendor. The debt was related to legal fees for a legal case involving Tumpuan Megah prior to the acquisition of Tumpuan Megah by Straits in 2018. The debt currently stood at $1.8 million of which $0.8 million was being repaid through a repayment plan spanning a period beyond 12 months commencing from April 2023 till March 2027. No adjustment was made in FY2024.

Miscellaneous income includes interest income of $0.4 million from related party, Straits on late payment with interest rate at 8.25%. In addition, there was a $0.2 million adjustment related to the previously recognized value of the acquisition of SMF.

Interest Expenses

Interest expenses included interest on trade financing facilities granted to Tumpuan Megah, term loan interest and vessel vendor financing interest.

The increase in interest expenses by $2.4 million to $4.6 million in FY2024, up from $2.2 million in FY2023, was due to a higher volume of trade financing facilities granted to Tumpuan Megah, which bear interest rates ranging from 5.82% to 8.25%.

Provision For Income Taxes

Cayman Islands

Our Company is incorporated in Cayman Islands. Under the current tax laws of Cayman Islands, we are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

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

With the aforementioned, our Group’s effective tax rate was 41.1% for FY2024 and 20.7% for FY2023. The increase in income tax expenses in FY2024 was primarily due to higher gross profit from our bunkering services, which led to increased operating income. In addition, certain bank charges and professional fees incurred in relation to bank facilities were non-deductible for tax purposes. Furthermore, a non-taxable exchange gain of $2.5 million reduced chargeable income in FY2023, whereas a non-deductible exchange loss of $0.5 million increased chargeable income in FY2024. The reduction in non-taxable income further contributed to the increase in chargeable income for FY2024. Consequently, higher tax expenses and an increased effective tax rate were observed in FY2024. No deferred tax was recognized in FY2024 after the crystallization of deferred tax liabilities arising from assets controlled transfer to Labuan companies.

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

As of June 30, 2026, we had net working capital deficit of $26.5 million and a net loss of $19.1 million. Despite this, we believe that we can meet all our financial obligations as they become due in the foreseeable future. This conclusion is based on a detailed assessment of our financial position, forecast, and plans up to the date of issuance of our consolidated financial statements.

Key considerations in this assessment include:

●	We maintained cash and cash equivalents of $4.0 million as of June 30, 2026.
●	Our payment history and long-standing relationships suggest that trade facilities amounting to $86.1 million and supplier purchasing limits of $15.1 million may continue to be available for the next 12 months.
●	As of June 30, 2026, we had balances of available trade facilities amounting to $5.8 million to support our operational needs.
●	Repayment arrangements entered into by Tumpuan Megah with certain major trade receivable counterparties, under which outstanding balances totaling $20.4 million are scheduled to be repaid in monthly installments over 60-month periods, commencing between November 2026 and February 2027 and ending between October 2030 and January 2032. In assessing liquidity, we considered the installments expected to be collected during the 12-month period following the issuance date, together with subsequent collections and other information relevant to the counterparties’ ability to make the scheduled payments.

Prior to the consummation of the initial public offering on April 22, 2025, our principal sources of liquidity to finance our operating activities were from the working capital, trade financing from financial institutions, supplier credit financing and cash generated from business operation.

On April 22, 2025, we consummated our initial public offering on the NYSE American, pursuant to which we issued 3,100,000 Class A ordinary shares at a public offering price of $3.25 per share. On April 22, 2025, the underwriter exercised the over-allotment option in full, resulting in the issuance of an additional 465,000 Class A ordinary shares at the public offering price of $3.25 per share. The initial public offering closed on April 22, 2025 and the exercise of the over-allotment option closed on April 24, 2025, with gross proceeds totaling $11,586,250, before deducting underwriting discounts and offering expenses.

We believe that our existing cash resources, anticipated operating cash flows, available trade facilities and supplier purchasing limits, together with contractual collections expected under the repayment arrangements described above, will be sufficient to meet our anticipated operating working capital and capital-expenditure requirements for at least the next 12 months from the date of this annual report. This assessment does not depend on the completion of any planned financing.

If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that such financing would be available at all or on favorable terms. Additional financing may include the use of debt, credit facilities from financial institutions, or the sale of equity or instruments convertible into equity securities, whether by us or our ultimate holding company. Any issuance of additional equity could result in immediate and possibly significant dilution to our existing shareholders, while incurrence of debt would increase fixed obligations and bring along operating covenants that could restrict our operations.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the years ended June 30, 2026 and 2025, the six months ended June 30, 2025 and 2024 and the years ended December 31, 2024 and 2023 as indicated.

	For the Years Ended June 30,
	2026	2025
	(Audited)	(Unaudited)
	$’000	$’000
Net cash provided by (used in) operating activities	10,577	(4,926)
Net cash used in investing activities	(4,414)	(17,544)
Net cash (used in) provided by financing activities	(9,469)	22,639
Net (decrease) increase in cash and cash equivalents	(3,306)	169
Effect of exchange rates on cash and cash equivalents	237	903
Cash and cash equivalents, beginning of year	7,060	5,988
Cash and cash equivalents, end of year	3,991	7,060

	For the Six Months Ended June 30,
	2025	2024
	(Audited)	(Unaudited)
	$’000	$’000
Net cash used in operating activities	(20,189)	(42,896)
Net cash used in investing activities	(8,403)	(1,942)
Net cash provided by financing activities	19,023	45,136
Net (decrease) increase in cash and cash equivalents	(9,569)	298
Effect of exchange rates on cash and cash equivalents	559	860
Cash and cash equivalents, beginning of period	16,070	4,830
Cash and cash equivalents, end of period	7,060	5,988

	For the Years Ended December 31,
	2024	2023
	$’000	$’000
Net cash (used in) provided by operating activities	(24,290)	654
Net cash used in investing activities	(16,006)	(3,148)
Net cash provided by (used in) financing activities	50,900	(2,489)
Net increase (decrease) in cash and cash equivalents	10,604	(4,983)
Effect of exchange rates on cash and cash equivalents	636	(1,456)
Cash and cash equivalents, beginning of year	4,830	11,269
Cash and cash equivalents, end of year	16,070	4,830

Operating Activities

Our cash inflow from operating activities was principally from collections of revenue. Our cash outflows used in operating activities were principally for payment of oil cargo purchased, operating expenses, staff cost and general administrative expenses.

The net cash provided by operating activities for FY2026 was $10.6 million, after adjusting for non-cash items, which include:

i.	$4.9 million in depreciation charges for the year ended June 30, 2026. The decrease in depreciation charges was due to certain assets being fully depreciated for the year ended June 30, 2026; and
ii.	$1.9 million in provision of expected credit losses with the updated assessment of collectability of trade receivables.

Meanwhile, the changes for FY2026 working capital were mainly attributable to the following operating assets and liabilities:

i.	Increase in accounts receivable by $1.7 million due to slower collections from customers for the year ended June 30, 2026, primarily as a result of delays in cargo movement and the ongoing tariff situation. These disruptions affected delivery schedules and invoicing cycles, which in turn strained customer cash flows and extended payment timelines;

ii.	Higher inventory levels were maintained due to lower-than-expected demand for the year ended June 30, 2026, driven by geopolitical uncertainty and fluctuating shipping schedules;
iii.	Decrease in other receivables and current assets by $2.3 million, mainly due to lower advance payments to suppliers for cargo purchases, partially offset by deposits paid to secure procurement terms and credit limits in a competitive bunker supply environment; and
iv.	Increase of $24.8 million in accounts payable and accruals resulting from the strategic extension of payment terms with suppliers to optimize working capital management and cash flow.

The net cash used in operating activities for the year ended June 30, 2025 was $4.9 million, after adjusting for non-cash items, which include:

i.	$5.1 million in depreciation charges for the year ended June 30, 2025. The increase in depreciation charges was due to additional capital expenditure incurred for the year ended June 30, 2025.

Meanwhile, the changes in working capital for the year ended June 30, 2025 were mainly attributable to the following operating assets and liabilities:

i.	Increase in accounts receivable by $5.6 million primarily due to the implementation of our accounts receivable repayment plan, under which installment agreements were established with customers to repay outstanding balances. In addition, collections from customers were slower amid delays in cargo movement and geopolitical uncertainties, which affected delivery schedules and invoicing cycles and contributed to extended payment timelines;
ii.	Lower inventory levels were maintained amid market instability for the year ended June 30, 2025, resulting in a decrease of $6.0 million;
iii.	Increase in other receivables and current assets by $0.8 million, mainly due to deposits paid to secure procurement terms and credit limits in the competitive bunker supply market, advance payments for marketing and business development activities, and a deposit paid in connection with the sourcing of a target vessel, partially offset by lower advance payments to suppliers for cargo purchases;
iv.	Decrease in accounts payable and other payables by total of $6.4 million as payments to suppliers were made through trade financing facilities available to us; and
v.	Increase in due from related parties by $1.3 million was attributable to settlement of trade related balance.

The net cash used in operating activities for the six months ended June 30, 2025 was $20.2 million, after adjusting for non-cash items, which include:

i.	$2.6 million in depreciation charges for the six months ended June 30, 2025. The increase in depreciation charges was due to additional capital expenditure incurred on docking expenditure for the six months ended June 30, 2025.

Meanwhile, the changes for the six months ended June 30, 2025 working capital were mainly attributable to the following operating assets and liabilities:

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
iii.	Increase in other receivables and current assets by $11.9 million, mainly due to advance payments related to marketing and business development activities of $3.8 million and a vessel deposit of $2.5 million paid for sourcing target vessel. In addition, advance payments were made to suppliers for purchase of cargo oil increased by $3.7 million; and
iv.	Decrease in income tax payable of $1.8 million as the operating entity, Tumpuan Megah, incurred a net loss for the six months ended June 30, 2025 which reduced the current tax expense and related tax payable.

The net cash used in operating activities for the six months ended June 30, 2024 was $42.9 million, after adjusting for non-cash items, which include:

i.	$2.3 million in depreciation charges for the six months ended June 30, 2024. The increase in depreciation charges was due to additional capital expenditure incurred for the six months ended June 30, 2024.

Meanwhile, the changes in working capital for the six months ended June 30, 2024 were mainly attributable to the following operating assets and liabilities:

i.	Decrease in accounts receivable by $2.4 million as we had established a repayment installment agreement with a customer for his repayment of the outstanding balance and hence leading to reduction in account receivables;
ii.	The decrease in inventory was mainly due to the increase in the volume cargo bunkered, resulting a lower inventory level at period end;
49

iii.	Increase in other receivables and current assets by $5.7 million was substantially due to advance payment amounting to $3.3 million in anticipation of higher demand by customers in coming months. There was a further $1.2 million pledged to a supplier for an additional $7.0 million in credit limit and $0.6 million in deferred IPO expenses;
iv.	Decrease in accounts payable by $29.7 million as payments to suppliers were made through trade financing facilities which had increased by $46.5 million; and
v.	Increase in due from related parties by $4.5 million was attributable to working capital advances to related parties.

The net cash used in operating activities for FY2024 was $24.3 million, after adjusting for non-cash items, which include:

i.	$4.8 million in depreciation charges for FY2024. The increase in depreciation charges was due to additional capital expenditure incurred on docking expenditure in FY2024.

Meanwhile, the changes in FY2024 working capital were mainly attributable to the following operating assets and liabilities:

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

The net cash provided by operating activities for FY2023 was $0.7 million, after adjusting for non-cash items, which include:

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
iv.	Increase in accounts payable by $19.3 million, aligned with an increase of 54.0% of sales to $24.0 million in the month of December 2023 as compared to the month of December 2022 and an increase in accrued expenses by $6.4 million due to deferring supplier payment for cargo oil procurement in response to the higher sales in December 2023.

Investing Activities

Our cash flow used in investing activities comprised advances of $1.2 million and $13.4 million made to our related parties for the years ended June 30, 2026 and 2025, respectively. In addition, we incurred capital expenditure of $3.1 million and $4.1 million for the years ended June 30, 2026 and 2025, respectively, mainly related to dry-docking expenditures. The dry-dock activities are necessary to maintain our fleet of vessels in good performing conditions to ensure smooth bunkering operation apart from complying with the strict and stringent operation procedures and requirements of our suppliers and loading terminals. These spending are financed by our internally generated funds.

Our cash flow used in investing activities mainly comprised advances of $6.3 million made to our related parties for the six months ended June 30, 2025. In addition, we incurred dry-dock expenditures amounted to $1.7 million and $1.8 million for the six months ended June 30, 2025 and 2024, respectively.

Our cash flow used in investing activities mainly comprised advances of $12.2 million to our related parties in FY2024. In addition, we incurred dry-dock expenditures amounted to $3.8 million and $3.1 million in FY2024 and FY2023, respectively.

Financing Activities

Our cash flow used in financing activities amounted to $9.5 million for the year ended June 30, 2026. It mainly represented repayment of trade facilities obtained from local financial institutions.

Our cash flow provided by financing activities amounting to $22.6 million for the year ended June 30, 2025. It mainly represented proceeds from issuance of Class A ordinary shares pursuant to IPO amounted to $11.6 million, as well as net borrowings of $11.1 million, representing trade facilities obtained from local financial institutions and repayment of our vessel vendors who provided vendor-financed borrowing for vessel acquisitions.

Our cash flow provided by financing activities amounted to $19.0 million for the six months ended June 30, 2025. It mainly represented proceeds from issuance of Class A ordinary shares pursuant to IPO amounted to $11.6 million, as well as net borrowings of $7.4 million, representing trade facilities obtained from local financial institutions and repayment of our vessel vendors who provided vendor-financed borrowing for vessel acquisitions.

Our cash flow provided by financing activities amounting to $45.1 million for the six months ended June 30, 2024 was mainly from the drawdown of trade financing facilities from the local financial institutions to repay our payables and our vessel financing vendors who had provided us vendor financing borrowing in our acquisition of their vessels. The net drawdown and repayment to the borrowings was $45.3 million for the six months ended June 30, 2024.

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

Contractual obligations and Contingencies

In the normal course of our business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. As of the date of this annual report, we did not have any loss contingencies requiring recognition in our consolidated financial statements. Certain potential liabilities arising from the legal proceedings are subject to indemnification arrangements. Accordingly, we do not expect these proceedings to result in a material loss to us. For further information regarding legal proceedings, see Note 17, “Commitments and contingencies” to our consolidated financial statements.

As of June 30, 2026, our contractual obligations were as follows:

	Less than 1 year	Between 1-2 years	Over 2 years	Total
Contractual obligations	US$	US$	US$	US$
Finance lease commitment	18,414	18,414	41,273	78,101
Operating lease commitment	15,264	-	-	15,264
Repayment of short-term loans (1)	86,074,981	-	-	86,074,981
Repayment of long-term debt payable (2)	240,141	41,410	427,091	708,642
	86,348,800	59,824	468,364	86,876,988

(1)	Short-term loans comprise trade facilities with contractual terms of approximately 90 days. Accordingly, the amounts presented reflect the outstanding principal amounts and exclude interest payable over the remaining contractual term.
(2)	Long-term debt payable comprises bank loans and vendor installment loans. The amounts presented reflect the outstanding principal amounts based on the scheduled repayment dates and include interest payable over the remaining contractual terms.

Analysis of items with major changes on the consolidated balance sheets as at June 30, 2026 and 2025

	As of June 30,
	2026	2025
	$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents	3,991	7,060
Accounts receivable, net	29,260	28,372
Inventories, net	9,500	7,627
Due from related parties	24,415	22,097
Other receivables and current assets	26,041	26,855
Income tax receivable	1,721	1,003
Total current assets	94,928	93,014

Non-Current Assets
Property, plant and equipment, net	29,988	31,733
Investments, net	195	90
Operating lease right-of-use asset (“ROU asset”), net	14	38
Deferred tax assets, net	-	67
Total Non-Current Assets	30,197	31,928

Total Assets	125,125	124,942

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	32,155	7,057
Other payables	2,384	1,403
Short-term loans	86,075	91,807
Due to related parties	575	1,024
Operating lease liabilities - current portion	15	24
Long-term debt payable - current portion	240	409
Finance lease payable - current portion	15	12
Total current liabilities	121,459	101,736

Non-Current Liabilities
Operating lease liabilities - non-current	-	14
Long-term debt payable – non-current	469	525
Finance lease payable – non-current	55	54
Deferred tax liabilities, net	25	-
Total Non-Current Liabilities	549	593

Total Liabilities	122,008	102,329

Shareholders’ Equity
Class A ordinary shares, par value $0.0001 per share; 400,000,000 shares authorized; 13,565,000 shares issued and outstanding as of June 30, 2026 and 2025*	1	1
Class B ordinary shares, par value $0.0001 per share; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding as of June 30, 2026 and 2025*	1	1
Additional paid-in capital	12,732	12,732
(Accumulated losses) Retained earnings	(10,365)	8,274
Accumulated other comprehensive income	233	578
Total equity attributable to equity holders of TMD Energy Limited	2,602	21,586
Non-controlling interests	515	1,027
Total Equity	3,117	22,613

Total Liabilities and Shareholders’ Equity	125,125	124,942

* Shares and per share data presented for all periods have been retrospectively adjusted to reflect the share redesignation and reclassification on October 20, 2026 (see Note 14 to our consolidated financial statements)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and balances in bank accounts. The decrease in cash and cash equivalents was primarily driven by an increase in accounts receivable and advances to related parties, as well as settlement of our trade facilities granted by financial institutions.

Accounts Receivable, Net

Accounts receivable mainly arise from our bunkering services. The increase in receivables was due to slower payments from our customers as they were affected by the delays in cargo shipments and tariff crisis.

Inventory, Net

Inventory consists of marine gas oil (“MGO”) and low sulfur fuel oil (“LSFO”) held for sale, as well as bunker fuel for vessel operations. The vessels primarily use MGO as bunker fuel. The increase in inventory was mainly due to lower than expected sales which increased our inventory level as of June 30, 2026.

Due From (To) Related Parties

This represents transactions occurring in the ordinary course of business, as well as advances provided to or received from related parties to support the Group’s operational activities. The increase was primarily attributable to an advance to Straits, of which certain amounts were unsecured, interest bearing at a range from 5.5% to 8.25% in FY2026 and had no fixed repayment terms.

Other Receivables and Current Assets

These include advance payments and supplier deposits for trade purposes. Supplier deposits were pledged to secure purchase credit limits and refundable only upon termination of the credit limit or offsetting against outstanding supplier balances. The decrease was due to a decrease in advance payment to suppliers for the purchase of cargo oil, partially offset by an increase in deposits paid for the upgrading of payment term and credit limits.

Property, Plant and Equipment, Net

Property, plant, and equipment, net, comprise vessels, docking fees, tools, equipment, and other assets. The decrease in property, plant and equipment, net was primarily attributable to the increase in accumulated depreciation, which outpaced additions in docking expenditures associated with our bunkering operations.

Accounts Payable and Accrued Expenses

The increase in accounts payable and accrued expenses was primarily attributable to the timing of supplier payments and extended payment terms with certain suppliers as we managed our liquidity position.

Short-term Loans

Short-term loans represent trade facilities granted by various banking institutions to finance the purchase and importation of goods essential for our business operations. We would continue monitoring the facilities available and ensure adequate funding for timely supplier payments.

Long-term Liabilities

These consist of long-term debt used to finance leasehold properties, vessels, and motor vehicles. The decrease in long-term liabilities was mainly due to the repayment of vendor installment loans for vessels and scheduled repayments of a bank term loan that partially financed the acquisition of a leasehold property, with no additional long-term debt incurred during FY2026.

Capital Expenditures

We had a capital expenditure of $3.1 million, $2.1 million, $3.8 million and $3.1 million for FY2026, the six months ended June 30, 2025, FY2024 and FY2023 respectively. These were financed through funds generated from operations.

Capital Commitments

As at June 30, 2026, there was no material capital expenditure or purchase commitment to acquire vessels. Should there arise a need to expand the existing fleet of vessels, we will seek financing from financial institutions or vendors of vessels with an extended long-term payment schedule.

5.C. Research and Development, Patent and Licenses, etc.

Not applicable. We have not undertaken any research and development activities for the year ended June 30, 2026, the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023. In addition, we do not own or rely on any material patents or licenses that are material to our business.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended June 30, 2026 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. We believe the following accounting estimate involves the most significant judgements used in the preparation of our financial statements.

Credit Losses on Financial Instruments

We recognize credit losses on financial instruments in accordance with ASC Topic 326, Financial Instruments – Credit Losses. We use the Current Expected Credit Losses (“CECL”) model to estimate credit losses on financial assets measured at amortized cost, as well as certain off-balance sheet credit exposures.

Under the CECL model, the estimation of credit losses involves significant judgment and estimation uncertainty. Management exercises its judgment based on historical loss experience, current economic conditions, and reasonable and supportable forecasts. Changes in these factors could have a material impact on the estimated credit losses.

We have evaluated our accounts receivable and recognized a credit loss of $1.9 million, $807, $69,474 and $nil for FY2026, the six months ended June 30, 2025, FY2024 and FY2023 respectively.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Our current directors and executive officers, their ages and positions are as follows:

Directors and Executive Officers	Age	Position
Dato’ Sri Kam Choy Ho	63	Chairman of the Board, Executive Director and Chief Executive Officer
Dato’ Leong Yan Yoong	65	Executive Director
Datin Fong Shiang Ng	47	Independent Director
Mr. Kok Chaw Leong	64	Independent Director
Mr. Kwok On Tse	60	Independent Director
Mr. Chee Mun Hoh	61	Chief Financial Officer

Below is a summary of the business experience of each our executive officers and directors:

Dato’ Sri Kam Choy Ho, aged 63, is an Executive Director and Chief Executive Officer and has been with our Group since its inception. He was appointed as the Chairman of the Board on March 31, 2025. He is primarily responsible for the overall strategic planning, business development and management of our Group. He has more than 35 years of experience in the commercial management of vessels in the shipping industry. Outside our Group, he served as a director of R.H. Pacific Shipping (Agencies) Limited (previously known as Hotama Pacific Shipping (Agencies) Limited) from August 1997 until May 2023. The company was principally engaged in the shipping and transportation of bulk and bagged cargo. He joined Straits in August 2016 as a non-independent and non-executive director and was re-designated as an executive director in January 2017. He is currently the group managing director of Straits, and is responsible for its overall business management and strategic development.

Dato’ Leong Yan Yoong, aged 65, was appointed as our Executive Director on March 31, 2025, and he is primarily responsible for corporate affairs, advising on corporate strategies, policies and other general matters of our Group. Prior to joining our Group, he was a marketing officer of Arab Malaysian Credit Berhad from June 1986 to September 1988, and was responsible for the business development of the leasing division. From October 1988 to November 1989, he was a dealer with Arab Malaysian Merchant Bank Bhd attached to the money division. From 1992 to 2000, he was attached to several financial institutions such as Chung Khiaw Bank Ltd, British American Insurance Limited and a few broking houses, dealing in corporate loans, investments, properties and equity market. From June 2001 to June 2017, he was employed by CIMB Investment Bank Berhad, where his last position was Senior Vice President. He joined Straits in July 2017 as the Corporate Advisor and has been an executive director of Straits since August 2022. He is primarily responsible for advising and handling all matters related to Straits Group’s corporate affairs, mergers and acquisitions, restructuring, fund raising, corporate planning/strategies and special projects.

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

Datin Fong Shiang Ng, aged 47, was appointed as our Independent Director on March 31, 2025. She also serves as the Chairlady of the Audit Committee and as a member of the Compensation Committee and the Nominating and Corporate Governance Committee of TMDEL.

Datin Fong Shiang Ng has over 23 years of experience in finance, accounting, internal controls, corporate finance and corporate governance. Prior to joining TMDEL, she was employed by Hong Leong Bank Berhad from June 2002 to April 2009, with her last position being Branch Manager of the Shah Alam branch.

From April 2009 to January 2011, she was the Section Head of the Transformation Office of RHB Capital Berhad, where she was responsible for project management and mergers and acquisitions of the group. From February 2011 to August 2014, she was employed by RHB Bank Berhad, with her last position being Section Head of the Distribution Business Banking Group. From September 2014 to November 2016, she was a financial consultant, providing financial advisory services to companies in the construction and property development industries. From December 2016 to November 2022, she served as the Chief Financial Officer of Perfect Channel Sdn. Bhd., a steel manufacturing company, where she was responsible for the overall financial management of the company.

She has been an Independent Non-Executive Director of Straits since August 2022. She has also been an Executive Director of PTT Synergy Group Berhad (“PTT”), a company listed on the Main Market of Bursa Malaysia, since May 2023. PTT has evolved from its traditional earthwork and infrastructure business into an industrial infrastructure platform, with a focus on industrial warehouse and total intralogistics solutions.

Datin Fong Shiang Ng graduated with a Bachelor’s Degree in Economics from Universiti Sains Malaysia, Penang, in 2002.

Mr. Kok Chaw Leong, aged 64, was appointed as our Independent Director, the chairman of compensation committee, and a member of the audit committee and nominating and corporate governance committee on March 31, 2025. Mr. Leong has over 27 years of experience in the banking industry whom he started his career with Malayan Banking Berhad in 1983. He is specializing in government contract financing & international trade financing. Prior to joining our Group, he was employed by Affin Bank Berhad from 1989 to 2007 with his last position as senior manager of the Small and Medium Enterprise (“SME”) Department. He was responsible for marketing of new clients, helping clients with their financial and investment planning, achieving sales targets and ensuring excellence in bank-clients relationship. From 2007 to 2009, he served as the senior relationship manager with Ambank Berhad, and responsible for providing financial advices to the emerging corporate clients on their financial needs and assisting them in restructuring existing banking facilities. From 2009 to 2020, he set up and managing an international logistics company which is primarily engaged in providing the one stop logistics solutions, including forwarding, custom clearance, warehousing and distribution to his local clients and international clients from China and Korea. Since January 2023, he has been an independent director of Straits. Mr. Leong has been a Certified Credit Professional of the Institute Bank-Bank Malaysia in 2003.

Mr Kwok On Tse, male, aged 60, was born and domicile in Hong Kong. He holds a Master of Business Administration (“MBA”) from the University of Northern Virginia, United States which he obtained in 2007.

Mr Kwok On Tse has over 30 years of extensive professional experiences in equity and debt capital markets across the Greater China, Hong Kong, the Asia-Pacific region, and global capital markets. His vast experience gained in the equity and debt capital markets includes specializing in Initial Public Offering (“IPO”) issuance, secondary market placements, equity issuance and convertible bonds. Throughout his distinguished career, he has held senior roles in multiple financial institutions and investment banks.

He began his banking career with CLSA Limited as an Assistant Manager, where he spent 10 years (1996 – 2006) handling settlement, operations and syndicate desk functions within the Global Capital Markets division.

In August 2006, Mr Kwok On Tse joined Piper Jaffray Asis Securities (formerly Goldbond Securities Ltd), the Asian business unit of the U.S.-based investment bank Piper Jaffray, as an Associate Director, where he was responsible for managing Equity Capital Markets activities in Greater China. He subsequently joined CIMB Securities (HK) Ltd in June 2007 as Senior Vice President, Equity Capital Markets, a role he held for 4 years.

From February to May 2011, Mr Kwok On Tse served as Head of Syndicate at Oriental Patron Securities Co. Ltd, overseeing Equity Capital Market activities in the Great China region before he was appointed as Managing Director, with primary responsibility for Equity Capital Markets at CMB International Capital Limited (June 2011), PingAn of China (Securities) Limited (June 2015) and Southwest Securities (HK) Capital Limited (May 2017), accumulating 9 years of senior leadership experience in these roles.

In 2020, he joined EDDID Securities and Futures Limited as Head of Global Capital Markets, in which he was in charge of the Global Capital Markets Solutions and establishing the related platform for EDDID and origination capabilities.

Mr Kwok On Tse is currently the Deputy Chief Executive Officer, Managing Director and Head of Global Capital Market of SBI China Capital Financial Services Limited (“SBI China Capital”) since March 2023. His responsibilities include overall management and operations, business development, and driving the global growth of SBI China Capital’s Equity Markers Solutions business.

Mr. Chee Mun Hoh, aged 61, is the chief financial officer of our Company. He is responsible for formulating corporate strategies, overall management of financial, merger and acquisitions and capital market affairs of our Group. Mr. Hoh has over 40 years of experience in finance, accounting, internal controls and corporate governance. Prior to joining our Group, he was an article clerk of BDO Binder from May 1985 to December 1989. From January 1990 to April 1995, he was employed by Ernst & Young with his last position as audit senior. From May 1996 to August 2004, he was the group accountant of Fella Group, a regional furniture manufacturer cum retailer, where he was responsible for overseeing the accounts, finance, internal audit, human resources and information technology. From March 2005 to August 2012, he served as the Finance Director of VHQ Post (M) Sdn. Bhd, a provider of media production services which is headquartered in Singapore, where he was responsible for overseeing the accounts, finance and corporate secretarial matters in Malaysia, Singapore, Indonesia, Thailand, Vietnam and China. From August 2012 to February 2017, he provided general management consultancy and Goods and Services Tax services in Malaysia. From May 2015 to May 2024, he served as an independent non-executive director of QES Group Berhad, a leading integrated solution provider specialized in manufacturing, distribution and provision of engineering services for inspection, test, measuring, analytical and automated handling equipment in Malaysia which is listed on the Main Market of Bursa Malaysia (stock code: 0196). During his tenure in QES Group Berhad, he was the chairman of its audit committee until June 2022 before he became the chairman of its remuneration committee until May 2024. He joined Straits as a financial controller in April 2017 and has been promoted to the Group Chief Financial Officer cum General Manager of Straits in July 2022. He is responsible for the overall financial management of the company.

He completed his Malaysian Institute of Certified Public Accountant Professional (“MICPA”) Examination in 1993 and was admitted as a member of MICPA in January 1994 and subsequently admitted into the MIA as a Chartered Accountant in October 1994.

Family Relationships

There are no family relationships among any of our directors or executive officers.

6.B. Compensation

Set forth below is the compensation paid during the fiscal year ended June 30, 2026, for each of our executive officers and directors:

Name	2026 Compensation (USD)
Dato’ Sri Kam Choy Ho	303,125
Dato’ Leong Yan Yoong	144,000
Datin Fong Shiang Ng	30,000
Mr. Kok Chaw Leong	30,000
Mr. Yick Fabian Shin (resigned effective February 16, 2026)	18,839
Mr. Kwok On Tse (appointed effective February 16, 2026)	11,161
Mr. Chee Mun Hoh	36,000

6.C. Board Practices

Term of Office

Pursuant to our second amended and restated memorandum and articles of association, subject to the rules of the NYSE American, the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting, or upon any specified event or after any specified period in a written agreement between our Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the Board. For so long as our Class A Ordinary Shares are listed on the NYSE American, no individual Director’s term shall exceed three years, and a majority of the Directors shall stand for re-election within every consecutive two-year period.

Executive Officer Agreement with our Chief Executive Officer and Chief Financial Officer

Each of our Chief Executive Officer and Chief Financial Officer currently serves under an employment agreement, each dated December 10, 2024 (the “Executive Officer Agreements”). Under the Executive Officer Agreements, each of our Chief Executive Officer and Chief Financial Officer is entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. The Executive Officer Agreements may be terminated in accordance with our articles of association. None of the Executive Officer Agreements provides for benefits upon termination of employment of our executive officers.

Directors Agreements

On March 28, 2025, we entered into Director Agreements (the “Director Agreements”) with each of our directors with the term of each such appointment commenced from April 22, 2025. Subsequently, on February 16, 2026, we entered into a Director Agreement with Mr. Kwok On Tse in connection with his appointment as an independent director to replace Mr. Yick Fabian Shin, who had resigned.

The term shall continue until the director’s successor is duly elected or appointed and qualified or until the director’s earlier death, disqualification, resignation or removal from office, pursuant to the terms of the Director Agreement, the Company’s then current Memorandum and Articles of Association, as may be amended from time to time, or any applicable laws, rules, or regulations. None of the Director Agreements provides for benefits upon termination of appointment of our directors.

Committees of the Board

We have established and will maintain three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted the charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Datin Fong Shiang Ng, Mr. Kok Chaw Leong and Mr. Kwok On Tse and is chaired by Datin Fong Shiang Ng. We have determined that each of these three directors satisfies the “independence” requirements of the NYSE American Company Guide and meet the independence standards under Section 10A(m)(3) under the Exchange Act, as amended. We have determined that Datin Fong Shiang Ng qualifies as an “audit committee financial expert”. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Kok Chaw Leong, Mr. Kwok On Tse and Datin Fong Shiang Ng and is chaired by Mr. Kok Chaw Leong. We have determined that each of these three directors satisfies the “independence” requirements of the NYSE American Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Kwok On Tse, Mr. Kok Chaw Leong and Datin Fong Shiang Ng and is chaired by Mr. Kwok On Tse. We have determined that each of these three directors satisfies the “independence” requirements of the NYSE American Company Guide. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Although we are permitted to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the NYSE American corporate governance rules, we intend to comply with the NYSE American corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

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

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2026, we had no outstanding equity awards.

6.D. Employees

As at June 30, 2026, our Group had a total of 67 employees, comprising 62 full-time employees and 5 contract employees. Of these, 55 were based in Malaysia and 12 were based in Singapore. We also have 144 ship crews which are employed on a fixed-term employment basis with a contract length of between 3 months to 9 months stationing in our fleet of bunkering vessels. Our employees are classified by functions as follows:

Function	Number of Employees
Management	7
Administration	7
Bunkering service segment	18
Support service segment	33
Vessel chartering service segment	2
Ship crews	144
Total	211

6.E. Share Ownership

The following table sets forth, as of the September 30, 2026, the beneficial ownership of our Ordinary Shares by each executive officer and Director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 13,565,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned		Ordinary Shares Beneficially Owned		Percentage of
	Class A		Class B		Combined
Name of Beneficial Owners	Number of Shares	%	Number of Shares %		Voting Power (1)
5% or greater shareholders
Straits Energy Resources Berhad (2)	5,336,523	39.34%	10,000,000	100%	96.15%
Dato’ Mohd Suhaimi Bin Hashim	1,737,467	12.81%			0.81%
Mr. Yong Sing Goo	1,401,114	10.33%			0.66%
Platinum Gate Capital Pte. Ltd. (3)	1,007,561	7.43%			0.47%

Directors and executive officers
Dato’ Sri Kam Choy Ho	-	-
Dato’ Leong Yan Yoong	-	-
Datin Fong Shiang Ng	-	-
Mr. Kok Chaw Leong	-	-
Mr. Kwok On Tse	-	-
Mr. Chee Mun Hoh	-	-

Directors and executive officers as a group (six individuals)	-	-

(1)	Represents the percentage of voting power of our Class A Ordinary Shares and Class B Ordinary Shares voting as a single class. Each holder of Class B Ordinary Shares is entitled to twenty (20) votes per share and each holder of Class A Ordinary Shares is entitled to one (1) vote per share.

(2)	Straits Energy Resources Berhad, or Straits, a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia (stock code: 0080), is the record holder and beneficial owner of the shares reported herein. The registered office of Straits is located at Empire SOHO Subang, B-9-11, Jalan SS16/1, SS16, 47500 Subang Jaya, Selangor Darul Ehsan, Malaysia. Straits’ board of directors has voting and/or dispositive control over the shares held by Straits. Straits’ board of directors currently consists of ten (10) directors, namely, Y.A.M. Dato’ Seri Tengku Baharuddin Ibni Al-Marhum Sultan Mahmud Al-Muktafi Billah Shah, Dato’ Sri Kam Choy Ho, Dato’ Leong Yan Yoong, Mr. Tony Han Tan (Chen Han), Tan Sri Mohd Bakri Bin Mohd Zinin, Mr. Fook Heng Leong, Ms. Harison Binti Yusoff, Mr. Kok Chaw Leong, Datin Fong Shiang Ng and Mr. Hung Ming Ho (alternate director to Tan Sri Mohd Bakri Bin Mohd Zinin).

As at the date of this report, Dato’ Sri Kam Choy Ho has (i) a direct interest of approximately 8.56% in Straits; and (ii) an indirect interest of approximately 9.01% through Sturgeon Asia Ltd and his brothers’ shareholdings in Straits.

(3)	Platinum Gate Capital Pte. Ltd., or Platinum Gate, a limited liability company incorporated in Singapore, is the record holder of the shares reported herein. Platinum Gate is owned 80% by Mr. Tony Han Tan (Chen Han) and 20% by Mr. Kwang Liong Djie, each of whom a director of Platinum Gate. By virtue of Mr. Tan and Mr. Djie’s control over Platinum Gate, each of them may be deemed to beneficially own shares held by Platinum Gate. The registered office of Platinum Gate is located at 10 Anson Road, #28-12 International Plaza, Singapore (079903).

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

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

Set forth below are the related party transactions of our Group that occurred during the past three fiscal years, 6 months ended June 30, 2025 and up to the date of this report.

Name	Relationship	Nature	For the period from July 1, 2026 up to the date of this report	For the year ended June 30, 2026	For the 6 months period ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023

Dato’ Sri Kam Choy Ho (Note 1)	Our Director	Advances from Dato’ Sri Kam Choy Ho (Note 2)	$-	$-	$-	$-	$(21,716)
Ho Hung Ming	Son of Dato’ Sri Kam Choy Ho	Remuneration paid to Ho Hung Ming	(51,694)	(136,100)	(61,540)	(72,487)	(67,895)
Tony Han Tan (Chen Han)	Director of SMS1	Advances from Tony Han Tan (Chen Han) (Note 2)	(170,265)	(170,265)	-	-	-
Straits	Controlling Shareholder	Working capital advances to Straits (Note 2)	16,767,889	17,355,218	15,903,625	8,636,466	1,623,241
		Interest income on advances from Straits	283,580	1,200,519	617,809	375,365	32,089
Victoria STS (Labuan) Sdn. Bhd. (“VSTS”)	An entity controlled by Straits	Sales of marine gas oil to VSTS	-	-	-	-	151,349
		Sales of ship management service to VSTS	105,443	189,661	154,866	177,534	122,240
		Purchase of tugboat services from VSTS	-	-	(17,116)	(9,402)	(21,201)
		Trade balances due from/ (to) VSTS	152,099	119,588	20,072	963,284	631,778
Victoria 3 Limited	A subsidiary of VSTS, an entity controlled by Straits	Sales of ship management service to Victoria 3 Limited	-	-	-	-	16,788
		Trade balances due from Victoria 3 Limited	3,147	3,147	3,155	72,310	74,066
Sinar Maju Logistik Sdn. Bhd. (“SML”)	An entity controlled by Straits	Shipping agency services provided by SML	(13,635)	(78,797)	(47,325)	(270,505)	(525,067)
		Trade balances due from/ (to) SML	96,649	142,681	137,715	95,841	(30,420)
Sinar Maju Marin Sdn. Bhd.	A subsidiary of SML, an entity controlled by Straits	Shipping agency service provided by Sinar Maju Marin Sdn. Bhd.	(1,006)	(48,000)	(17,213)	(69,404)	(71,606)
		Trade balances due from/ (to) Sinar Maju Marin Sdn. Bhd.	(20,268)	(19,228)	(1,665)	(1,710)	(19,865)
Straits Alliance Transport Sdn. Bhd.	An entity controlled by Straits	Advance to Straits Alliance Transport Sdn. Bhd. (Note 2)	1,159	1,159	1,116	1,057	1,024
Straits Management Services Sdn. Bhd.	An entity controlled by Straits	Management fees paid to Straits Management Services Sdn. Bhd.	(201,851)	(803,425)	(373,129)	(499,091)	(269,897)
		Trade balances due to Straits Management Services Sdn. Bhd.	(272,134)	(75,245)	(793,078)	(395,226)	(154,982)
Benua Hijau Sdn. Bhd.	An entity controlled by Straits	Advance to/(from) Benua Hijau Sdn. Bhd (Note 2)	-	-	-	-	110
		Advance on CSR Cost due to Benua Hijau Sdn Bhd	-	(226,190)	(156,135)	(98,054)	-
		CSR Cost paid to Benua Hijau Sdn Bhd	(35,618)	(103,383)	(79,458)	(98,658)	-
Megah Port Management Sdn. Bhd.	An entity controlled by Straits and disposed on September 30, 2024	Advance to Megah Port Management Sdn. Bhd. (Note 2)	-	-	-	-	93
Straits CommNet Solutions Sdn. Bhd.	An entity controlled by Straits	Advance to Straits CommNet Solutions Sdn. Bhd. (Note 2)	326	326	-	-	-
Wire & Wireless Sdn. Bhd.	An entity controlled by Straits	Advance to Wire & Wireless Sdn. Bhd. (Note 2)	518	518	-	-	-
Pan Management Services Ltd.	An entity controlled by Straits	Trade balances due (to)/ from Pan Management Services Ltd.	(75,138)	(75,138)	(72,942)	(131,081)	(295,610)
		Advance from Pan Management Sdn Bhd (Note 2)	(8,805)	(8,805)	-	-	-
		Management fees paid to Pan Management Services Ltd.	-	-	-	-	(234,137)
Double Corporate Oils & Fats Sdn. Bhd.	Associate of the Company	Advances to Double Corporate Oils & Fats Sdn. Bhd. (Note 2)	819	819	-	-	-
Horizon Shipyard Inter Globe (M) Sdn. Bhd. (“Horizon”)	Associate of the Company	Advances to Horizon (Note 2)	10,351	10,351	-	-	-
		Docking expenditure reimbursement	4,451,515	4,328,616	4,103,644	-	-
		Trade balances due to Horizon	(143,555)	-	-	-	-
		Dry docking services received (Note 3)	(651,050)	(1,192,613)	-	-	-
Black Hummer Security Sdn. Bhd.	An entity controlled by Tan Sri Mohd Bakri Bin Mohd Zinin, a director of Tumpuan Megah	Security service fees paid to Black Hummer Security Sdn. Bhd.	-	-	-	-	(1,448)
Dato’ Mohd Suhaimi bin Hashim	Shareholder of the Company and TMDF	Advances (Note 2)	(246)	(246)	(237)	(224)	-
Raja Ismail Bin Raja Mohamed	Director of Tumpuan Megah	Reimbursable legal fee from Raja Ismail Bin Raja Mohamed	2,467,955	2,452,925	1,927,246	1,823,609	1,469,762

Notes:

1.	Dato’ Sri Kam Choy Ho, the Chairman of our Board, Executive Director and the Chief Executive Officer of our Company, is also the Group Managing Director of Straits.

2.	The advances to/ (from) related parties are unsecured and repayable on demand.

3.	The amount for the year ended June 30, 2026 represents dry docking services incurred, of which $985,792 were capitalized as property, plant and equipment and the remaining $206,821 was recognized as other operating cost within cost of revenues.

7.C. Interests of Experts and Counsels

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

8.B. Significant Changes

Except as disclosed in this annual report, including the redesignation and reclassification of our Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares effective October 20, 2026 (see Item 4.A and Note 14 to our consolidated financial statements), no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A Ordinary Shares are listed on the NYSE American under the symbol “TMDE”. Our ordinary shares began trading on April 21, 2025 and, following the share redesignation and reclassification, have traded as Class A Ordinary Shares since October 20, 2026.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See our disclosures above under “9.A. Offer and Listing Details”.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

As of the date hereof, our authorized share capital is US$50,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0001 each and 100,000,000 Class B Ordinary Shares of par value US$0.0001 each. As of the date of this report, 23,565,000 Ordinary Shares are issued and outstanding including 13,565,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. All of our issued and outstanding ordinary shares are fully paid.

10.B. Second Amended and Restated Memorandum and Articles of Association

Information on our second amended and restated memorandum and articles of association is incorporated herein as Exhibit 1.1 to the Form 6-K (File No. 001-42604) we furnished to the Securities and Exchange Commission on October 7, 2026. Our shareholders adopted our Second Amended and Restated Articles of Association by special resolution on October 6, 2026 (ET).

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

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules”, any cash distributions paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including NYSE American. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules”, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

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

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets”, including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

The income tax rate payable by a resident company under the ITA differs depending generally on the amount of the company’s paid-up capital and gross business income in relation to the particular YA. A resident company will be taxed at 24% (YA 2025) for all its chargeable income; unless it is a resident company incorporated in Malaysia with a paid-up capital not exceeding RM2.5 million and gross business income of not more than RM50 million in which case it would be subject to an income tax rate (YA 2025) of 15% on the first RM150,000 of chargeable income, 17% on chargeable income above RM150,000 up to RM600,000 and 24% for chargeable income above RM600,000. However the aforesaid 3-tier rates do not apply to a resident company incorporated in Malaysia (notwithstanding having a paid-up capital not exceeding RM2.5 million and gross business income of not more than RM50 million) where (a) more than 50% of the ordinary shares of the resident company are directly or indirectly owned by a company whose paid up capital for that YA is more than RM2.5 million (“related company”) or (b) more than 50% of the ordinary shares of the related company is directly or indirectly owned by the resident company or (c) more than 50% of the ordinary shares of the resident company and the related company are directly or indirectly owned by another or (d) more than 20% of the ordinary shares of the resident company are directly or indirectly owned by one or more companies incorporated outside Malaysia or by one or more individuals who are not citizens of Malaysia.

Pursuant to the ITA, a non-resident company—namely, a company which does not fall under the purview of section 8 of the ITA—is subject to the following tax rates (YA 2025):

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

Capital Gains Tax

With effect from January 1, 2024, tax is chargeable under the ITA on income of a company, limited liability partnership, trust body or co-operative society for a YA in respect of gains or profits from disposal of capital assets. “Capital assets” is defined in the ITA as movable or immovable property outside Malaysia including any rights or interest thereof and moveable property situated in Malaysia which are unlisted shares of companies incorporated in Malaysia. Gains or profits derived from the disposal of capital asset which is a share of a controlled company incorporated outside of Malaysia (“relevant company”) shall be deemed to be derived in Malaysia and tax is chargeable under ITA where the relevant company (i) owns real property situated in Malaysia and the value of the real property situated in Malaysia is not less than 75% of the value of its total tangible assets and/or (ii) owns shares of another controlled company which value is not less than 75% of the value of its total tangible assets at the date of acquisition of the shares of the relevant company under Section 15C of the ITA.

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

In order to qualify as a Labuan entity under the LBATA, a Labuan company incorporated under the Labuan Companies Act shall carry on Labuan business activities complies which fulfil the substance requirements under the Labuan Business Activity Tax (Requirements For Labuan Business Activity) Regulations 2021 (“LBAT Regulations”) regulating the number of fit and proper full time employees in Labuan, adequacy of annual operating expenditure in Labuan as well as in respect of its Labuan non-trading activities, compliance with the conditions in relation to the control and management in Labuan.

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

The prevailing corporate tax rate in Singapore is 17%. In addition, a corporate income tax rebate of 50% of the corporate tax payable was granted for the YA 2025, and companies that were active and employed at least one local employee in calendar year 2024 received a minimum benefit of SGD2,000 in the form of a corporate income tax rebate cash grant, subject to a total maximum benefit of SGD40,000.

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

Individual taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore. All foreign-sourced income received in Singapore on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is generally exempt from Singapore income tax if the Comptroller of Income Tax in Singapore is satisfied that the tax exemption would be beneficial to the individual. A Singapore tax resident individual is taxed at progressive rates ranging from 0% to 24%.

Non-resident individuals, subject to certain exceptions and conditions, are subject to Singapore income tax on income accruing in or derived from Singapore. Employment income is generally taxed at the rate of 15% or the progressive resident income tax rates, whichever is the higher tax amount, while all other income such as director’s fees or rental income, is generally taxed at the rate of 24%, subject to applicable exceptions.

Gains on Disposal of Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Ordinary Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the Inland Revenue Authority of Singapore (“IRAS”) regards as the carrying on of a trade or business in Singapore. In addition, under section 10L of the Income Tax Act 1947 of Singapore, gains from the sale or disposal by an entity of a relevant group of movable or immovable property situated outside Singapore (or any rights or interest in such property), occurring on or after January 1, 2024 and received in Singapore from outside Singapore, are treated as income chargeable to tax, subject to certain exceptions.

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

TMD Energy Limited is not considered a tax resident in Singapore for Singapore income tax purposes, the dividend payments made by TMD Energy Limited would be considered sourced outside Singapore (unless they arise from activities which IRAS regards as the carrying on of a trade or business in Singapore). Foreign-sourced dividends received or deemed to be received in Singapore are exempt from Singapore income tax, subject to applicable conditions.

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

See note 16 of the notes to the consolidated financial statements included elsewhere in this report for a discussion of taxation.

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

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company main interest rate risk arises from trade financing facilities and bank term loans (“Borrowings”) with floating interest rates, which expose us to cash flow interest rate risk. Our borrowings at variable rate are mainly denominated in RM and SGD. Company considers its interest rate risk to be manageable and not likely to cause significant disruption to the business.

As of June 30, 2026, the Company had an outstanding principal of $86,583,623 for the borrowings. The Company estimates that a 1% (100 basis points) increase or decrease in the Base Lending Rate, Cost of Fund Rate and Singapore Overnight Rate Average would result in an increase or decrease in annual interest expense of approximately $0.9 million. The Company has not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

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

14. A. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Second Amended and Restated Memorandum and Articles of Association” for a description of the rights of securities holders.

14.E. Use of Proceeds

None.

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

Based on this evaluation, management concluded that our disclosure controls and procedures were not as effective as of June 30, 2026.

(b) Management’s annual report on internal control over financial reporting

The management of the Company is responsible for establishing, maintaining, and assessing the effectiveness of internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of June 30, 2026, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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

Based on management’s assessment, and except for the material weakness described above, no other material weaknesses were identified as of June 30, 2026. Accordingly, management concluded that, aside from this disclosed weakness, our internal control over financial reporting was not as effective as of that date.

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

Our board of directors has determined that Datin Fong Shiang Ng and Mr. Kwok On Tse, each an independent director and a member of our audit committee, qualify as “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the NYSE American. Datin Fong Shiang Ng and Mr. Kwok On Tse satisfy the “independence” requirements of the NYSE American and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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

	For the Year	For the Six	For the Years Ended
	Ended	Months Ended	December 31,	December 31,
	June 30, 2026	June 30, 2025	2024	2023
Audit Fees(1)	$250,000	$-	$270,000	$400,000
Audit-Related Fees(2)	11,697	-	24,895	85,596
Tax Fee(3)	-	-	-	-
Other Fees(4)	35,190	25,500	-	-
Total	$296,887	$25,500	$294,895	$485,596

Notes:

1.	Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

2.	Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under audit fees above.

3.	Tax fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the tax compliance, tax advice, and tax planning.

4.	Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under audit fees and audit-related fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

Pursuant to the home country rule exemption set forth under Section 110 of the NYSE American Company Guide, which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice to the extent not contrary to the federal securities laws. In this regard, we elected to dispense with the requirement of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 and Section 110 of the NYSE American Company Guide for filing quarterly reports on Form 6-K. Ogier, the counsel to the Company as to the laws of the Cayman Islands, has provided a letter of confirmation, as required by the NYSE American, confirming that the governance practices adopted by the Company, in lieu of the Securities Exchange Rules, are compliant with the provisions of the laws of the Cayman Islands and its amended and restated memorandum and articles of association. A copy of the home country rule exemption letter from Ogier was as Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on October 29, 2026.

To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—— Risks Related to our Ordinary Shares - We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company”.

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

On May 16, 2025, the Company announced the change of fiscal year end from December 31 to June 30, with effect from May 16, 2025. This change is being made to better align the fiscal year end of its holding company, Straits which has changed its fiscal year end from December 31 to June 30. Accordingly, the Company’s financial statements for the fiscal year ended June 30, 2026, cover the 12-month period from July 1, 2025 to June 30, 2026, following the six-month transition period ended June 30, 2025.

We have appended the consolidated financial statements filed as part of this annual report.

The financial statements have not been audited by, J&S Associate PLT, the Company’s independent registered public accounting firm.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1**	Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on October 7, 2026).
2.1**	Specimen certificate evidencing Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
2.2**

Description of Securities (incorporated herein by reference to (i) the section titled “Description of Securities” in the Registrant’s registration statement on Form F-1 (File No. 333-283704)), originally filed with the Securities and Exchange Commission on December 10, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933, (ii) the Registrant’s registration statement on Form 8-A12B, filed with the Securities and Exchange Commission on April 17, 2025, (iii) the Registrant’s registration statement on Form 8-A12B/A, filed with the Securities and Exchange Commission on October 20, 2026).

4.1**	Underwriting Agreement dated April 21, 2025 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2025).
4.2**	Form of Director Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
4.3**	Form of Executive Officer Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
4.4**	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
8.1**	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
11.1**	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-283704) filed with the Securities and Exchange Commission on February 27, 2025).
11.2**	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1**	Clawback Policy
99.1*	Regulations that may affect our business activities.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TMD Energy Limited

By:	/s/ Dato’ Sri Kam Choy Ho
Name:	Dato’ Sri Kam Choy Ho
Title:	Director and Chief Executive Officer

Date: October 29, 2026

INDEX TO FINANCIAL STATEMENTS

TMD ENERGY LIMITED

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of June 30, 2026 and 2025	F-3

Consolidated Statements of Operations and Comprehensive (Loss) Income for the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023	F-4

Consolidated Statements of Changes in Shareholders’ Equity for the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023	F-5

Consolidated Statements of Cash Flows for the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023	F-6

Notes to Consolidated Financial Statements for the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023	F-7

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

TMD Energy Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of TMD Energy Limited and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the year ended June 30, 2026, the six months ended June 30, 2025, and each of the years in the two-period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the year ended June 30, 2026, the six months ended June 30, 2025, and each of the years in the two-period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ J&S Associate PLT

Certified Public Accountants

PCAOB No: 6743

We have served as the Company’s auditor since 2023.

Kuala Lumpur, Malaysia

Date: 29 October 2026

TMD Energy Limited

Consolidated Balance Sheets

As of June 30, 2026 and 2025

(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30,
	2026	2025
ASSETS
Current Assets
Cash and cash equivalents	$3,990,771	$7,060,410
Accounts receivable, net	29,260,398	28,371,702
Inventories, net	9,499,965	7,627,129
Due from related parties	24,415,348	22,096,573
Other receivables and current assets	26,040,589	26,855,040
Income tax receivable	1,721,398	1,003,350
Total current assets	94,928,469	93,014,204

Non-Current Assets
Property, plant and equipment, net	29,988,208	31,733,289
Investments, net	194,962	89,712
Operating lease right-of-use asset (“ROU asset”), net	13,960	37,981
Deferred tax assets, net	-	67,217
Total Non-Current Assets	30,197,130	31,928,199

Total Assets	$125,125,599	$124,942,403

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$32,154,457	$7,057,387
Other payables	2,383,934	1,402,444
Short-term loans	86,074,981	91,806,603
Due to related parties	575,117	1,024,058
Operating lease liabilities – current portion	14,854	24,437
Long-term debt payable – current portion	240,141	409,025
Finance lease payable – current portion	15,527	11,979
Total current liabilities	121,459,011	101,735,933

Non-Current Liabilities
Operating lease liabilities – non-current	-	14,301
Long-term debt payable – non-current	468,501	525,148
Finance lease payable – non-current	55,448	53,658
Deferred tax liabilities, net	25,195	-
Total Non-Current Liabilities	549,144	593,107

Total Liabilities	122,008,155	102,329,040

Shareholders’ Equity
Class A ordinary shares, par value $0.0001 per share; 400,000,000 shares authorized; 13,565,000 shares issued and outstanding as of June 30, 2026 and 2025*	1,357	1,357
Class B ordinary shares, par value $0.0001 per share; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding as of June 30, 2026 and 2025*	1,000	1,000
Additional paid-in capital	12,731,677	12,731,677
(Accumulated losses) retained earnings	(10,365,493)	8,274,248
Accumulated other comprehensive income	233,645	578,386
Total equity attributable to equity holders of TMD Energy Limited	2,602,186	21,586,668
Non-controlling interests	515,258	1,026,695
Total Equity	3,117,444	22,613,363

Total Liabilities and Shareholders’ Equity	$125,125,599	$124,942,403

*	Shares and per share data presented for all periods have been retrospectively adjusted to reflect the share redesignation and reclassification on October 20, 2026 (see Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

TMD Energy Limited

Consolidated Statements of Operations and Comprehensive (Loss) Income

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Revenues, net	$544,845,521	$276,185,254	$688,430,008	$632,789,396
Revenues – related parties, net	189,661	154,866	177,534	290,377
Total revenues	545,035,182	276,340,120	688,607,542	633,079,773

Cost of revenues	(541,589,842)	(272,274,995)	(671,615,772)	(619,866,604)
Cost of revenues – related parties	(333,618)	(81,654)	(947,060)	(1,123,356)
Total cost of revenues	(541,923,460)	(272,356,649)	(672,562,832)	(620,989,960)

Gross profit	3,111,722	3,983,471	16,044,710	12,089,813

Operating expenses
Selling and marketing expenses	(721,732)	(38,067)	(39,664)	(101,302)
General and administrative expenses	(10,437,305)	(3,330,264)	(5,249,099)	(5,127,137)
Depreciation expenses	(4,865,218)	(2,558,809)	(4,758,014)	(4,257,189)
Total operating expenses	(16,024,255)	(5,927,140)	(10,046,777)	(9,485,628)

(Loss) Income from operations	(12,912,533)	(1,943,669)	5,997,933	2,604,185

Other (expenses) income, net
Interest income	1,333,946	633,881	52,126	10,264
Sundry (expense) income	(2,538,573)	(1,392,794)	2,022,473	3,321,563
Interest expenses	(5,328,276)	(2,802,798)	(4,598,376)	(2,203,061)
Share of losses of associates	(12,753)	(4,029)	(710)	-
Total other (expenses) income, net	(6,545,656)	(3,565,740)	(2,524,487)	1,128,766

(Loss) Income before income taxes	(19,458,189)	(5,509,409)	3,473,446	3,732,951
Income tax benefit (expense)	318,017	988,034	(1,428,299)	(774,239)
Net (loss) income	(19,140,172)	(4,521,375)	2,045,147	2,958,712
Less: loss (income) attributable to non-controlling interest	500,431	212,473	(167,910)	(962,761)
Net (loss) income attributable to controlling interest	$(18,639,741)	$(4,308,902)	$1,877,237	$1,995,951

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted*	23,565,000	21,359,033	20,000,000	20,000,000

(Loss) Earnings per share:
Basic and diluted*	$(0.79)	$(0.20)	$0.09	$0.10

Other comprehensive (loss) income:
Net (loss) income	$(19,140,172)	$(4,521,375)	$2,045,147	$2,958,712
Foreign currency translation adjustments	(355,747)	(96,336)	276,068	1,887,789
Total comprehensive (loss) income	$(19,495,919)	$(4,617,711)	$2,321,215	$4,846,501

Comprehensive (loss) income including non-controlling interest	$(19,495,919)	$(4,617,711)	$2,321,215	$4,846,501
Comprehensive (loss) income attributable to non-controlling interest	511,437	223,300	(167,781)	(832,987)
Comprehensive (loss) income attributable to controlling interest	$(18,984,482)	$(4,394,411)	$2,153,434	$4,013,514

*	Shares and per share data presented for all periods have been retrospectively adjusted to reflect the share redesignation and reclassification on October 20, 2026 (see Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

TMD Energy Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and the Years Ended December 31, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	Class A ordinary shares*		Class B ordinary shares*		Additional	Retained Earnings	Accumulated Other	Equity Attributable to	Non-
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	(Accumulated losses)	Comprehensive (Loss) Income	TMD Energy Limited	Controlling Interests	Total
Balance as of December 31, 2022	10,000,000	$1,000	10,000,000	$1,000	$10,790,348	$5,344,116	$(28,064)	$16,108,400	$3,932,230	$20,040,630
Return of capital for unissued shares	-	-	-	-	(2,676,807)	-	-	(2,676,807)	-	(2,676,807)
Net income	-	-	-	-	-	1,995,951	-	1,995,951	962,761	2,958,712
Foreign currency translation adjustments	-	-	-	-	-	-	2,017,563	2,017,563	(129,774)	1,887,789
Balance as of December 31, 2023	10,000,000	1,000	10,000,000	1,000	8,113,541	7,340,067	1,989,499	17,445,107	4,765,217	22,210,324
Acquisition of subsidiary	-	-	-	-	-	-	-	-	71,484	71,484
Return of capital for unissued shares	-	-	-	-	(5,311,880)	-	-	(5,311,880)	-	(5,311,880)
Acquisition of non-controlling interest	-	-	-	-	1,833,094	3,365,846	(1,601,801)	3,597,139	(3,754,487)	(157,348)
Net income	-	-	-	-	-	1,877,237	-	1,877,237	167,910	2,045,147
Foreign currency translation adjustment	-	-	-	-	-	-	276,197	276,197	(129)	276,068
Balance as of December 31, 2024	10,000,000	1,000	10,000,000	1,000	4,634,755	12,583,150	663,895	17,883,800	1,249,995	19,133,795
Issuance of shares pursuant to IPO, net of offering costs	3,565,000	357	-	-	8,096,922	-	-	8,097,279	-	8,097,279
Net loss	-			-	-	(4,308,902)	-	(4,308,902)	(212,473)	(4,521,375)
Foreign currency translation adjustment	-	-	-	-	-	-	(85,509)	(85,509)	(10,827)	(96,336)
Balance as of June 30, 2025	13,565,000	1,357	10,000,000	1,000	12,731,677	8,274,248	578,386	21,586,668	1,026,695	22,613,363
Net loss	-	-	-	-	-	(18,639,741)	-	(18,639,741)	(500,431)	(19,140,172)
Foreign currency translation adjustment	-	-	-	-	-	-	(344,741)	(344,741)	(11,006)	(355,747)
Balance as of June 30, 2026	13,565,000	$1,357	10,000,000	$1,000	$12,731,677	$(10,365,493)	$233,645	$2,602,186	$515,258	$3,117,444

*	Shares and per share data presented for all periods have been retrospectively adjusted to reflect the share redesignation and reclassification on October 20, 2026 (see Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

TMD Energy Limited

Consolidated Statements of Cash Flows

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

(Expressed in U.S. Dollars)

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Cash flows from operating activities:
Net (loss) income	$(19,140,172)	$(4,521,375)	$2,045,147	$2,958,712
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation expense	4,865,218	2,558,809	4,758,014	4,257,189
Amortization of operating lease ROU assets	25,358	11,602	21,033	21,107
Provision for expected credit losses	1,850,064	807	69,474	-
Impairment of goodwill	-	-	1,129	-
Write-off of assets	-	-	373	-
Deferred income taxes	94,517	(64,914)	-	(92,664)
Loss (gain) on disposal of assets	2,286	-	-	(18,724)
Share of losses of associates	12,753	4,029	710	-
Change in assets and liabilities:
Accounts receivable	(1,678,039)	(6,574,111)	2,769,950	(15,597,836)
Inventories, net	(1,569,309)	2,493,022	6,487,098	(6,016,083)
Due from related parties	(726,426)	1,016,378	(536,841)	(740,331)
Other receivables and current assets	2,285,409	(11,853,124)	5,121,986	(9,480,769)
Accounts payable and accrued expenses	24,776,824	(682,395)	(45,253,722)	25,671,804
Other payables	474,058	(811,143)	(419,027)	68,039
Taxes payable	(670,732)	(1,756,153)	651,026	(355,168)
Operating lease liabilities	(25,250)	(11,058)	(6,761)	(21,057)
Net cash provided by (used in) operating activities	10,576,559	(20,189,626)	(24,290,411)	654,219

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,120,068)	(2,095,807)	(3,751,944)	(3,149,397)
Acquisition of investment	(113,996)	-	(83,089)	(4,388)
Increase in investment in subsidiary	-	-	74,120	-
Proceeds from disposal of property, plant and equipment	11,492	-	-	6,127
Advances to related parties	(1,191,787)	(6,307,147)	(12,245,223)	-
Net cash used in investing activities	(4,414,359)	(8,402,954)	(16,006,136)	(3,147,658)

Cash flows from financing activities:
Gross proceeds from issuance of Class A ordinary shares pursuant to initial public offering	-	11,586,250	-	-
(Repayment of) proceeds from borrowings	(9,455,752)	7,443,090	50,910,672	(2,768,651)
Repayment of finance lease payables	(13,355)	(5,561)	(10,216)	(41,328)
Proceeds from related parties	-	-	-	320,485
Net cash (used in) provided by financing activities	(9,469,107)	19,023,779	50,900,456	(2,489,494)

Net (decrease) increase in cash and cash equivalents	(3,306,907)	(9,568,801)	10,603,909	(4,982,933)
Effect of exchange rate changes on cash and cash equivalents	237,268	559,360	635,595	(1,456,188)
Cash and cash equivalents, beginning of year / period	7,060,410	16,069,851	4,830,347	11,269,468
Cash and cash equivalents, end of year / period	$3,990,771	$7,060,410	$16,069,851	$4,830,347

Supplemental disclosures of cash flow information
Income taxes paid	$255,143	$877,184	$776,331	$1,220,804
Interest paid	$5,328,276	$2,802,798	$4,598,376	$2,203,061

Supplemental non-cash investing and financing activities
Acquisition of non-controlling interest by issuance of Class A ordinary shares	$-	$-	$2,798,887	$-
Deferred offering costs charged to additional paid-in capital	-	3,488,971	-	-
Recognized assets through finance lease liabilities	16,138	-	-	100,771
Recognized ROU assets through lease liabilities	-	31,350	15,359	-
Reversal of additional paid-in capital via decrease in related party receivables	$-	$-	$5,311,880	$2,676,807

The accompanying notes are an integral part of these consolidated financial statements.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 1 - Organization and Principal Business

TMD Energy Limited (“TMDEL”) was incorporated on October 17, 2023 in the Cayman Islands. TMDEL is a holding company without any operations.

TMDEL consummated its initial public offering on the NYSE American on April 22, 2025, issuing 3,100,000 Class A ordinary shares at a price of $3.25 per share. In addition, the Company entered into an underwriting agreement with the underwriter on April 21, 2025, which granted the underwriter a 45-day option to purchase up to an additional 465,000 Class A ordinary shares at the public offering price of $3.25 per share to cover any over-allotment. Subsequently, on April 22, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 465,000 Class A ordinary shares at the public offering price of $3.25 per share. The initial public offering closed on April 22, 2025 and the exercise of the over-allotment option closed on April 24, 2025, with gross proceeds totaling $11,586,250, before deducting underwriting discounts and offering expenses. The Class A ordinary shares began trading on the NYSE American on April 21, 2025 under the ticker symbol “TMDE”.

On May 16, 2025, the Company changed its fiscal year end from December 31 to June 30, to align with the fiscal year end of its holding company, Straits Energy Resources Berhad (“Straits”). Accordingly, the Company filed a Transition Report on Form 20-F for the six-month transition period from January 1, 2025 to June 30, 2025 on September 29, 2025, which was subsequently amended by a Form 20-F/A filed on May 15, 2026. The Company’s fiscal year thereafter ends on June 30.

Business Reorganization

The reorganization of the legal entity structure was initiated with the acquisition of TMDEL by Straits, which was completed on November 21, 2023. Prior to this reorganization, Straits was the shareholder with direct or indirect control over all related entities involved in this reorganization.

●	On December 1, 2023, Straits increased its ownership in Straits Marine Fuels & Energy Sdn Bhd (“SMF”) and its seven subsidiaries (“SMF Group”) from 67% to 100%, with the acquisition of the remaining 33% previously held by Tumpuan Megah Development Sdn Bhd (“Tumpuan Megah”). On December 14, 2023, TMDEL acquired 100% ownership of SMF Group from Straits by issuing 3,968,556 Class B ordinary shares of TMDEL to Straits on May 31, 2024.

●	On January 10, 2024, SMF, the wholly-owned subsidiary of TMDEL, acquired 100% ownership of TMD Straits Limited (“TMD Straits”) and TMD Sturgeon Limited (“TMD Sturgeon”) from Straits by issuing 890,026 Class B ordinary shares of TMDEL to Straits on May 31, 2024 and 1,132,607 Class B ordinary shares of TMDEL to Straits on May 31, 2024, respectively.

●	On January 24, 2024, SMF acquired 51% ownership of Straits Marine Services Pte Ltd (“SMS 1”) and its wholly-owned subsidiary, Straits Maritime Services Pte Ltd (“SMS 2”), from Straits by issuing 1,237,055 Class B ordinary shares of TMDEL to Straits on May 31, 2024.

●	On January 24, 2024, SMF acquired 70% ownership of Tumpuan Megah and its six subsidiaries from Straits by issuing 5,336,523 Class A ordinary shares and 2,771,656 Class B ordinary shares of TMDEL to Straits on May 31, 2024.

The above transactions were treated as a reorganization of entities under common control, and the consolidated financial statements give retroactive effect to these transactions.

On May 31, 2024, SMF acquired the remaining 49% ownership interest of SMS 1 and its wholly-owned subsidiary from the non-controlling interest shareholder by issuing 1,188,543 Class A ordinary shares of TMDEL on May 31, 2024. The non-controlling interest is adjusted in the financial statements prospectively.

On May 31, 2024, SMF acquired the remaining 30% ownership interest of Tumpuan Megah and its six subsidiaries from non-controlling interest shareholders by issuing 3,474,934 Class A ordinary shares of TMDEL on May 31, 2024. The non-controlling interest is adjusted in the financial statements prospectively.

On July 1, 2024, the Company reorganized its legal entity structure, whereby SMF acquired 100% equity interest in all wholly owned subsidiaries of Tumpuan Megah. All related entities have effectively become subsidiaries of SMF, with TMDEL effectively holding ownership and control of SMF and its subsidiaries.

The reorganization transaction is treated as a combination between entities under common control in accordance with ASC 805-50. These entities are considered under common control because they share the same ultimate parent entity, which holds a “controlling financial interest”, as defined by ASC 810, in both entities before and after the reorganization. The historical financial statements of each of the entities are the historical financial statements of the combined entity, with no adjustments made to the entities’ historical revenue, expenses, assets, or liabilities; the components of historical total equity are adjusted to reflect the capital structure of TMDEL in accordance with ASC 805-40-45-3 through 45-5.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

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

TMDEL and its subsidiaries operate as a comprehensive provider of marine fuel logistics and offer related services, including vessel chartering services and vessel management services, within the maritime industry.

TMDEL and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

TMDEL and its subsidiaries as of June 30, 2026 are as follows:

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

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 1 - Organization and Principal Business (Continued)

The effective organizational flow chart of TMDEL and its subsidiaries as of June 30, 2026 is as follows:

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 2 - Going Concern

As of June 30, 2026, the Company had cash and cash equivalents of $3,990,771 and a working capital deficit of $26,530,542. For the year ended June 30, 2026, the Company reported a net loss of $19,140,172. Although the Company generated net cash from operating activities of $10,576,559 for the year ended June 30, 2026, the Company has significant short-term financial obligations, including short-term loans and accounts payable and accrued expenses. The Company expects to continue to require sufficient liquidity to meet its operating and financing obligations as they become due.

Management has assessed the Company’s liquidity requirements and its ability to meet its obligations as they become due for at least twelve months from the date the consolidated financial statements are issued. In making this assessment, management considered the Company’s cash and cash equivalents of $3,990,771 as of June 30, 2026, the availability of $5,755,137 under its existing trade facilities, and the Company’s projected cash flows during the assessment period.

Management expects its existing trade facilities and supplier purchasing limits to continue to be available based on the facilities and arrangements currently in place, the absence of any call-up or withdrawal as of the date of assessment, and the Company’s established relationships with its financial institutions and suppliers.

Management also considered the executed repayment arrangements entered into by a subsidiary with its major trade receivable counterparties, under which the outstanding balances are repayable in monthly installments over 60-month periods, commencing between November 2026 and February 2027 and ending between October 2030 and January 2032. Management included in its projected cash flows the contractual installments expected to be collected during the 12-month assessment period and considered the enforceability of the arrangements and the counterparties’ expected ability to make the scheduled payments.

Management has also developed a plan to obtain additional capital during the assessment period. As of the date these consolidated financial statements are issued, the Company has been actively engaged in discussions with potential equity financing investors regarding a proposed financing arrangement of up to $30,000,000. For the financing arrangement, the Company would have the right, but not the obligation, to sell its Class A ordinary shares to the investor or through the issuance of bonds, subject to the terms and conditions of the definitive agreements. The timing and amount of each sale would be determined by the Company, and proceeds would be received upon completion of the applicable purchase and closing procedures. The proposed financing remains subject to the negotiation and execution of definitive agreements and satisfaction of applicable conditions. Accordingly, the financing has not yet been completed, and there can be no assurance that the proposed financing will be consummated or that the proceeds will be available to the Company within the period required. Management’s assessment of its ability to meet its obligations over the 12-month assessment period does not depend on the successful completion of this planned financing.

Based on the above considerations and the Company’s projected cash flows, management believes that its liquidity resources and planned actions are probable of being sufficient to enable the Company to meet its obligations as they become due for at least twelve months from the date the consolidated financial statements are issued. Accordingly, management concluded that the substantial doubt initially raised by these conditions and events has been alleviated.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements and related notes include all the accounts of the Company and its subsidiaries, entities that the Company controls directly or indirectly. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

TMD Marine Fuels Sdn. Bhd.

TMDEL has consolidated the financial statements of TMDF, in which it holds a 30% equity interest, in accordance with ASC 810, Consolidation. Under ASC 810, entities may be consolidated when the reporting entity exercises control over the investee’s significant financial and operational policies, regardless of ownership percentage, if control exists.

Although TMDEL, through its subsidiary Tumpuan Megah, directly owns only 30% of TMDF, TMDF is considered to be under control due to the governance structure and ownership arrangements. Dato’ Mohd Suhaimi bin Hashim, who holds a 70% equity interest in TMDF and 7.37% equity interest in TMDEL, resigned as a director of Tumpuan Megah in April 2026. Notwithstanding his resignation, management has determined that Tumpuan Megah retains the substantive rights necessary to direct TMDF’s significant financial and operating activities and that the resignation did not result in a loss of control over TMDF. Additionally, Dato’ Sri Kam Choy Ho is the director of TMDF and also serves as a common director of Tumpuan Megah, TMDEL and Straits. As a result of the above, Tumpuan Megah has effective control over the governance, strategic decision making and operations of TMDF.

Based on this assessment of control, management has concluded that TMDEL has the ability to control TMDF’s financial and operational policies, justifying consolidation under ASC 810.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 3 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes.

The most significant estimates and judgments include the allowance for credit losses, useful lives of property, plant and equipment, residual values for leased assets, income taxes and uncertain tax positions. Actual amounts could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. As of June 30, 2025, amounts due from Horizon Shipyard Inter Globe (M) Sdn Bhd, an associate of the Company, of $4,103,644, previously presented within other receivables and current assets, are presented within due from related parties. In connection with this reclassification, exchange differences of $61,778 for the six months ended June 30, 2025, previously presented within other receivables and current assets in cash flows from operating activities, are presented within advances to related parties in cash flows from investing activities. For the six months ended June 30, 2025, interest income on amounts due from Straits of $617,809, previously presented within sundry (expense) income, is presented within interest income. These reclassifications had no effect on previously reported total current assets, total assets, net loss, total equity or net decrease in cash and cash equivalents. Amounts for the years ended December 31, 2024 and 2023 are presented as previously reported, under which interest income on amounts due from Straits of $375,365 and $32,089, respectively, is included within sundry (expense) income.

Functional Currency and Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (“$”), which is the reporting currency of the Company. For the subsidiaries whose functional currencies are Ringgit Malaysia (“RM”) and Singapore Dollar (“SGD”), results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations and comprehensive (loss) income.

Fair Value of Financial Instruments

The Company follows the provisions of ASC Topic 820, Fair Value Measurement. It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2 – Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
●	Level 3 – Inputs are unobservable inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best available information.

As of June 30, 2026 and 2025, the financial instruments of the Company comprised primarily cash and cash equivalents, accounts receivable, net, due from related parties, refundable deposits included in other receivables and current assets, accounts payable and accrued expenses, other payables, short-term loans, due to related parties and long-term debt payable. Long-term debt payable comprises a bank term loan bearing interest at a floating rate and vendor installment loans repayable within one year. The Company concludes that the carrying amounts of these financial instruments approximate their fair values, primarily due to their short-term nature and, in the case of the bank term loan, the terms of the loan approximating current market conditions.

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity of 90 days or less.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 3 - Summary of Significant Accounting Policies (Continued)

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

The Company has evaluated its accounts receivable and recognized a credit loss of $1,850,064 for the year ended June 30, 2026, $807 for the six months ended June 30, 2025, and $69,474 and $nil for the years ended December 31, 2024 and 2023, respectively.

Inventories

Inventories consist primarily of marine gas oil and low sulfur fuel oil. Inventories are stated at the lower of cost or net realizable value, with net realizable value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation.

Cost of inventory is determined using the weighted average method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise, reduction in prices, and damaged products, which is dependent upon factors such as historical and forecasted consumer demand.

Related Party Transactions

A related party is generally defined as (i) any person who, together with immediate family members, holds 10% or more of the Company’s securities, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

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

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 3 - Summary of Significant Accounting Policies (Continued)

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

The estimated useful lives of property, plant and equipment are as follows:

Property, Plant and Equipment	Useful Life
Dry-docking expenditures	2.5 years from the date of dry dock
Furniture and fittings	5 – 10 years
Leased property	Over the life of the lease
Leasehold improvements	5 –10 years
Motor vehicles	5 years
Real properties	40 years
Shipping tools, equipment and computers	2 – 10 years
Vessels	9 – 25 years

Residual values for vessels

The Company determines the residual value of finance lease vessels based on the lightweight of the vessels valued at the metal scrap prices quoted by vessel demolition markets. The Company reassesses the estimated residual value of the vessel once every five years.

Dry-docking expenditures

Dry-docking expenditures, such as inspection, manuals and certification, engine maintenance, spare parts, painting and other vessel maintenance, are capitalized in accordance with ASC 360-10-35 when such costs are considered to enhance the future economic benefits of the vessel. The expenditures are capitalized when they significantly extend the useful life of the vessel, improve the efficiency or performance of the vessel, or increase the capacity of the vessel.

Capitalized dry-docking expenditures are included in the carrying amount of the vessel and are depreciated over the period until the next scheduled dry-docking. If the criteria for capitalization are not met, the expenditures are expensed as incurred.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 3 - Summary of Significant Accounting Policies (Continued)

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

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Company determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constitute a business for which discrete financial information is available and where the Company’s segment manager regularly reviews the operating results of that component. The Company determined that it has one reporting unit because components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

The Company has the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350-20. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. For the year ended June 30, 2026, the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023, impairment of goodwill of $nil, $nil, $1,129 and $nil was identified, respectively.

The attributable amount of goodwill is included in the determination of the amount of gain or loss recognized upon disposal of a portion of a reporting unit that constitutes a business. When the Company disposes of a business within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Acquisition of TMDF	$-	$-	$1,129	$-
Impairment of goodwill in relation to TMDF	-	-	(1,129)	-
	$-	$-	$-	$-

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

The Company engaged an independent third-party valuer to assess the fair value of the vessels in connection with its impairment assessment. As of June 30, 2026 and 2025, no impairment of long-lived assets was recognized.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 3 - Summary of Significant Accounting Policies (Continued)

Investments

Equity Method Investments

The Company accounts for its investments representing 20% to 50% ownership, for which the Company has the ability to exercise significant influence through board representation, under the equity method.

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

Lease Commitments

The Company adopted ASC Topic 842, Leases, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company determines whether an arrangement is or contains a lease at inception.

Operating leases are included in operating lease ROU asset, net, operating lease liabilities – current portion and operating lease liabilities – non-current in the consolidated balance sheets. Lease cost for operating leases is recognized on a straight-line basis which includes the amortization of the ROU asset and interest expense related to the operating lease liability and is recorded as rent expense.

Finance leases are included in property, plant and equipment, net, finance lease payable – current portion and finance lease payable – non-current in the consolidated balance sheets. Lease cost for finance leases includes the amortization of the ROU asset, which is amortized on a straight-line basis and recorded as depreciation expense; and interest expense on the finance lease liability, which is calculated using the effective interest method and recorded as interest expense.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 3 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. The core principle of ASC 606 is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition: (1) identification of the contract, or contracts, with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company derives its revenues from a diverse range of maritime services provided to clients within the industry.

Sales of cargo oil, used cooking oil and fresh water, and bunkering facilitation

Revenue generated from sales of cargo oil, used cooking oil and fresh water, and bunkering facilitation involves the procurement and delivery of marine gas oil, low sulfur fuel oil, used cooking oil and fresh water for delivery to customers’ ships. The Company recognizes revenues at a point in time when cargo oil, used cooking oil and fresh water have been delivered and accepted by the customer, indicating fulfillment of the performance obligation.

Sales of cargo oil, used cooking oil and fresh water, and bunkering facilitation are not capable of being distinct and separately identifiable. The performance obligation is only considered satisfied when sales of cargo oil, used cooking oil and fresh water and bunkering facilitation are completed simultaneously.

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

Ship Management Services

Revenue from ship management services involves providing technical management, crew management, marine consultancy, and shipping services. The Company recognizes revenues at a point in time when services are rendered and accepted by the customer, indicating fulfillment of the performance obligation.

The Company considers itself to be the principal for all the revenue streams described above, as it is directly involved in the procurement, delivery, and provision of the goods and services to customers. As principal, the Company assumes the risks and rewards associated with the transactions. The Company is responsible for fulfilling the performance obligations and bears the associated costs and risks, including the risk of loss or damage to inventory and the credit risk associated with customers’ ability to pay for the goods or services. Therefore, the Company recognizes revenue on a gross basis.

Costs of Revenues

Cost of revenues consists primarily of cost of goods sold, cargo insurance and costs incurred in the course of sales and distribution of cargo oil.

Share of Losses of Associates

Share of losses of associates comprises the Company’s share of the net losses of its associates, Horizon Shipyard Inter Globe (M) Sdn Bhd and Double Corporate Oils & Fats Sdn Bhd, accounted for under the equity method.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 3 - Summary of Significant Accounting Policies (Continued)

Segment and Geographic Information

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statements.

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

The CODM assesses performance for the segment primarily by reviewing the segment net income (loss), which is also reported as consolidated net (loss) income on the consolidated statements of operations and comprehensive (loss) income. This assessment considers the Company’s strategic priorities, cash balance, and expected use of cash. Although the CODM also reviews revenue disaggregated by type of services provided, this information is not accompanied by any allocation of direct or indirect costs, and therefore does not constitute a separate measure of segment profit or loss. The CODM does not evaluate expenses, assets, or profitability at a disaggregated level. Instead, the CODM reviews and utilizes functional expenses (i.e., selling and marketing, general and administrative, and depreciation expenses) at the consolidated level to manage the Company’s operations. Other segment items include interest expense, total other (expense) income, net, and provision for income taxes, which are reflected in the segment and consolidated net (loss) income. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets, without reviewing segment assets at a different asset level or category.

The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows. The Company has determined that it operates in one operating segment and serves both Malaysian and international customers.

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Revenue	$545,035,182	$276,340,120	$688,607,542	$633,079,773
Cost of revenue	(541,923,460)	(272,356,649)	(672,562,832)	(620,989,960)
Selling and marketing expenses	(721,732)	(38,067)	(39,664)	(101,302)
General and administrative expenses	(10,437,305)	(3,330,264)	(5,249,099)	(5,127,137)
Depreciation expenses	(4,865,218)	(2,558,809)	(4,758,014)	(4,257,189)
Other (expenses) income	(6,227,639)	(2,577,706)	(3,952,786)	354,527
Net (loss) income of single operating segment	$(19,140,172)	$(4,521,375)	$2,045,147	$2,958,712

(Loss) Earnings per Share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

As stipulated in the Company’s Memorandum and Articles of Association, each Class B ordinary share shall be convertible into one Class A ordinary share at the option of the holders of Class B ordinary shares, at any time and without the payment of any additional sum. Conversely, holders of Class A ordinary shares shall have no rights to convert Class A ordinary shares into Class B ordinary shares under any circumstances. In addition, holders of both Class A and Class B ordinary shares are entitled to receive dividends paid by the Company at the same rate and have equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares rank pari passu in all other respects. Basic and diluted earnings (loss) per ordinary share are calculated by referring to the rights and characteristics of these two classes of ordinary shares. For the year ended June 30, 2026, the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023, the Company had no potentially dilutive securities.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 3 - Summary of Significant Accounting Policies (Continued)

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

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation, based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes”, which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given interim or annual period based, in part, upon the results of operations for the given period.

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

Recently issued accounting pronouncements adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company adopted ASU 2023-09 for the year ended June 30, 2026, retrospectively to all periods presented in the Company’s consolidated financial statements. The adoption of this ASU had no material impact on the Company’s consolidated financial position, results of operations, or cash flows.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 3 - Summary of Significant Accounting Policies (Continued)

Recent accounting pronouncements not yet adopted

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

In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 in November 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides all entities with a practical expedient in developing reasonable and supportable forecasts as part of estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU No. 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and is applied prospectively. Early adoption is permitted. The Company is currently evaluating the impact of the update on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, to clarify ambiguities and improve consistency across multiple topics in the Accounting Standards Codification. Key provisions include amendments to Topic 260 (Earnings Per Share) to refine the treatment of anti-dilutive shares in year-to-date diluted EPS calculations when an entity experiences a loss from continuing operations, as well as modifications to Topic 842 (Leases) to clarify disclosure exemptions for certain lease receivables. The standard is effective for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

The Company believes that other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission, do not have a material impact on the Company’s present or near-future consolidated financial statements.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 4 – Accounts receivable, net

Accounts receivable, net consists of the following:

	As of June 30,
	2026	2025
Accounts receivable	$32,751,346	$29,942,050
Allowance for expected credit losses	(3,490,948)	(1,570,348)
Total, net	$29,260,398	$28,371,702

As of each balance sheet date, the aging analysis of accounts receivable, net of allowance for expected credit losses, based on the invoice date, is as follows:

	As of June 30,
	2026	2025
Within 90 days	$14,366,976	$11,898,706
Between 91 and 180 days	690,325	1,636,109
Between 181 and 270 days	1,024,174	5,095,824
More than 270 days	13,178,923	9,741,063
Total	$29,260,398	$28,371,702

The movement in the allowance for expected credit losses is as follows:

	As of June 30,
	2026	2025
Balance at July 1, 2025 and January 1, 2025	$1,570,348	$1,486,333
Addition	1,850,064	807
Foreign exchange difference	70,536	83,208
Balance at June 30, 2026 and June 30, 2025	$3,490,948	$1,570,348

The Company’s normal trade credit term is 30 days (2025: 30 days). Other credit terms are assessed and approved by management on a case-by-case basis.

Subsequent to June 30, 2026, the Company received aggregate payments of $4,183,536 on its accounts receivable. In September and October 2026, the Company also entered into repayment arrangements with certain major customers, pursuant to which outstanding trade receivable balances totaling $20,358,225 are scheduled to be repaid in monthly installments over 60-month periods, commencing between November 2026 and February 2027 and ending between October 2030 and January 2032. Management considered these repayment arrangements, together with subsequent collections and other available information, in assessing the recoverability and expected timing of collection of the related accounts receivable. For the year ended June 30, 2026, the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023, provisions for expected credit losses were $1,850,064, $807, $69,474 and $nil, respectively.

Note 5 – Inventories, net

Inventories consist of the following:

	As of June 30,
	2026	2025
Bunkering marine oil	$9,499,965	$7,627,129

There were no inventory write-downs for the year ended June 30, 2026, the six months ended June 30, 2025, and the years ended December 31, 2024 and 2023.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 6 – Other receivables and current assets

Other receivables and current assets consist of the following:

	As of June 30,
	2026	2025
Deposits	$10,762,364	$8,220,641
Prepayments and other deposits	5,699,127	6,730,423
Other receivables	9,579,098	11,903,976
Total	$26,040,589	$26,855,040

Deposits consist of a cargo deposit paid to a third-party supplier for an upgrade of payment terms and credit limit, and deposits paid to third-party contingent suppliers for the supply of fuel oil. The deposits paid to suppliers are pledged for the purpose of obtaining purchase credit limits and are refundable to the Company only in the event that the credit limit is terminated, or are offset against any outstanding amounts due to the suppliers.

Prepayments and other deposits consist of advance payments related to marketing and business development activities. In addition, a payment of $2,500,000 was made to a vessel broker to assist in identifying a target vessel. The deposit is refundable if the broker is unable to locate a suitable vessel.

Other receivables consist of advance payments to suppliers for the purchase of cargo oil.

Note 7 – Property, plant and equipment, net

Property, plant and equipment, net consists of the following:

	As of June 30,
	2026	2025
At Cost:
Dry-docking expenditures	$18,694,262	$15,998,313
Furniture and fixtures	70,634	68,964
Motor vehicles	296,828	284,462
Real property	825,791	836,276
Renovation and improvements	200,431	195,967
Tools and equipment	2,290,278	1,922,063
Vessels	34,399,918	34,399,918
	56,778,142	53,705,963
Less: Accumulated depreciation	(26,789,934)	(21,972,674)
Total, net	$29,988,208	$31,733,289

During the year ended June 30, 2026, the Company incurred docking costs of $1,192,613 from Horizon Shipyard Inter Globe (M) Sdn Bhd, an associate of the Company, of which $985,792 were capitalized as property, plant and equipment and the remaining $206,821 was recognized as other operating cost within cost of revenues.

Depreciation expense, including depreciation of assets under finance leases, was $4,865,218 for the year ended June 30, 2026, $2,558,809 for the six months ended June 30, 2025, and $4,758,014 and $4,257,189 for the years ended December 31, 2024 and 2023, respectively.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 8 – Investments and valuations

Investments in Horizon Shipyard Inter Globe (M) Sdn Bhd (“Horizon”) and Double Corporate Oils & Fats Sdn Bhd (“DCOF”) consist of the following:

	As of June 30,
	2026	2025
Balance at July 1, 2025 and January 1, 2025	$89,712	$88,908
Investments during the year / period	114,597	-
Share of losses of associates	(12,753)	(4,029)
Foreign exchange difference	3,406	4,833
Balance at June 30, 2026 and June 30, 2025	$194,962	$89,712

Investment in Horizon

On June 22, 2023, Tumpuan Megah acquired a 20% equity interest in Horizon. Horizon is a company specializing in the repair and maintenance of transport equipment, other than motor vehicles, in Malaysia. The investment was initially accounted for using the measurement alternative.

Horizon is a privately held company, and its equity securities do not have a readily determinable fair value. Prior to May 31, 2024, the Company accounted for its investment in Horizon in accordance with ASC 321, Investments—Equity Securities, which allows an entity to measure investments in equity securities without a readily determinable fair value using a measurement alternative that measures these securities at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer (the “Measurement Alternative”). Management assessed the investment on an individual basis and was required to make a qualitative assessment for impairment at each reporting period.

On April 9, 2024, Tumpuan Megah acquired an additional 380,000 ordinary shares in Horizon, in proportion to its existing shareholding in Horizon, for cash consideration of RM380,000. Tumpuan Megah’s equity interest remained unchanged at 20% after the subscription of the additional shares.

With effect from May 31, 2024, the Company accounts for its 20% equity interest in Horizon under the equity method, as Tumpuan Megah has the ability to exercise significant influence over Horizon through board representation. Under the equity method, investments are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the investee’s profits or losses in the consolidated statements of operations and comprehensive (loss) income, and its share of movements in other comprehensive (loss) income. The carrying amounts of equity-accounted investments are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the year ended June 30, 2026, the Company’s share of the profit of Horizon was $4,975, and for the six months ended June 30, 2025 and the year ended December 31, 2024, its share of the losses of Horizon was $4,029 and $710, respectively.

The Company did not recognize an impairment loss for the year ended June 30, 2026, the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023.

Investment in DCOF

On October 23, 2025, Tumpuan Megah entered into a subscription agreement with DCOF, a company incorporated in Malaysia that had not commenced business since its incorporation. Pursuant to the subscription agreement, Tumpuan Megah subscribed for 200,000 ordinary shares of DCOF, representing 50% of DCOF’s issued ordinary shares at the date of subscription.

On April 28, 2026, DCOF allotted an additional 800,000 ordinary shares, of which 400,000 ordinary shares were allotted to Tumpuan Megah. Following the additional allotment, Tumpuan Megah held 600,000 ordinary shares, representing a 50% equity interest in DCOF as of June 30, 2026. The Company accounts for its investment in DCOF as an investment in an associate using the equity method. Although the contractual arrangements contemplate shared decision-making between Tumpuan Megah and other shareholders of DCOF, the Company determined, based on the substance of the parties’ rights and their actual involvement in the relevant activities of DCOF, that Tumpuan Megah has significant influence, but not joint control, over DCOF.

Under the equity method, the investment is initially recognized at cost and subsequently adjusted to recognize the Company’s share of DCOF’s net income or loss in the consolidated statements of operations and comprehensive (loss) income, and its share of movements in other comprehensive (loss) income. The carrying amount of the investment is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of June 30, 2026, the carrying amount of the Company’s investment in DCOF was $96,776. During the year ended June 30, 2026, the Company recognized $17,728 as its share of DCOF’s net losses.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 9 - Related party transactions

The nature and purpose of transaction amounts and outstanding balances for related parties consist of the following:

			As of		For the Year Ended	For the Six Months Ended	For the Years Ended		Subsequent to
			June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023	June 30, 2026
			Balances		Amounts				Amounts
Name	Relationship	Nature/Purpose	Receivables (Liabilities)		Sales (Purchases)				Settled
Benua Hijau Sdn Bhd	Entity owned by Controlling Shareholder	CSR expenses	$(226,190)	$(156,136)	$-	$-	$(98,658)	$-	$226,190
Black Hummer Security Sdn Bhd	An entity controlled by Tan Sri Mohd Bakri Bin Mohd Zinin, one of the directors of Tumpuan Megah	Security services	-	-	-	-	-	(1,448)	-
Dato’ Mohd Suhaimi bin Hashim	Shareholder of the Company and TMDF	Advances	(246)	(237)	-	-	-	-	-
Double Corporate Oils & Fats Sdn Bhd	Associate of the Company	Advances	819	-	-	-	-	-	-
Horizon Shipyard Inter Globe (M) Sdn Bhd	Associate of the Company	(i) Advances	10,351	-	-	-	-	-	-
		(ii) Docking expenditure reimbursement	4,328,616	4,103,644	-	-	-	-	-
		(iii) Other operating cost	-	-	(206,821)	-	-	-	-
Pan Management Services Ltd	Entity owned by Controlling Shareholder	(i) Advances	(8,805)	-	-	-	-	-	-
		(ii) Management service	(75,138)	(72,942)	-	-	-	(234,137)	-
Raja Ismail Bin Raja Mohamed	Director of Tumpuan Megah	Reimbursable legal fees	2,452,925	1,927,246	-	-	-	-	-
Sinar Maju Logistik Sdn Bhd	Entity owned by Controlling Shareholder	Shipping agency services	142,681	137,715	(78,797)	(47,325)	(270,505)	(525,067)	12,611
Sinar Maju Marin Sdn Bhd	Subsidiary of Sinar Maju Logistik Sdn Bhd, Entity owned by Controlling Shareholder	Shipping agency services	(19,228)	(1,665)	(48,000)	(17,213)	(69,404)	(71,606)	19,228
Straits Alliance Transport Sdn Bhd	Entity owned by Controlling Shareholder	Advances	1,159	1,116	-	-	-	-	-
Straits CommNet Solutions Sdn Bhd	Subsidiary of Straits Technology Solutions Sdn Bhd, entity owned by Controlling Shareholder	Advances	326	-	-	-	-	-	-
Straits Energy Resources Berhad	Controlling Shareholder	Working capital advances	17,355,218	15,903,625	-	-	-	-	420,030
Straits Management Services Sdn Bhd	Entity owned by Controlling Shareholder	Management service	(75,245)	(793,078)	-	-	(499,091)	(269,897)	4,962
Tony Tan Han	Director of SMS 1	Advances	(170,265)	-	-	-	-	-	-
Victoria STS (Labuan) Sdn Bhd	Entity owned by Controlling Shareholder	(i) Sales of marine gas oil	-	11,592	-	-	-	151,349	-
		(ii) Sales of ship management service	119,588	8,480	189,661	154,866	177,534	122,240	72,443
		(iii) Purchase of tugboat services	-	-	-	(17,116)	(9,402)	(21,201)	-
Victoria 3 Limited	Subsidiary of Victoria STS (Labuan) Sdn Bhd, Entity owned by Controlling Shareholder	Sales of ship management service	3,147	3,155	-	-	-	16,788	-
Wire & Wireless Sdn Bhd	Subsidiary of Straits Technology Solutions Sdn Bhd, entity owned by Controlling Shareholder	Advances	518	-	-	-	-	-	-
Total, net			$23,840,231	$21,072,515	$(143,957)	$73,212	$(769,526)	$(832,979)	$755,464

Related party transactions other than sales and purchases:

			For the Year Ended	For the Six Months Ended	For the Year Ended
Name	Relationship	Nature/Purpose	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Benua Hijau Sdn Bhd	Entity owned by Controlling Shareholder	Corporate social responsibility expenses	$(103,383)	$(79,458)	$-	$-
Ho Hung Ming	Son of Dato’ Sri Kam Choy Ho	Remuneration	(136,100)	(61,540)	(72,487)	(67,895)
Straits Management Services Sdn Bhd	Entity owned by Controlling Shareholder	Management service	(803,425)	(373,129)	-	-
Straits Energy Resources Berhad	Controlling Shareholder	Interest income	1,200,519	617,809	375,365	32,089
			$157,611	$103,682	$302,878	$(35,806)

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 9 - Related party transactions (Continued)

	As of June 30,
	2026	2025
Due from related parties	$24,415,348	$22,096,573
Due to related parties	(575,117)	(1,024,058)
Total, net	$23,840,231	$21,072,515

Certain amounts due from the related party, Straits Energy Resources Berhad, totaling $18,257,173 (2025: $16,892,805), bear interest at rates ranging from 5.5% to 8.25% per annum (2025: 8.25% per annum) and have no fixed repayment terms. The balance due from Straits presented in the table above is net of interest-free advances due to Straits. The remaining amounts due from and due to related parties are interest-free and unsecured, have no fixed terms of repayment and are repayable on demand.

Interest income from amounts due from related parties was $1,200,519, $617,809, $375,365 and $32,089 for the year ended June 30, 2026, the six months ended June 30, 2025, and the years ended December 31, 2024 and 2023, respectively.

The Company received bank guarantees from a bank to support certain trade payables. Straits provided a corporate guarantee to the bank for these facilities. The guarantees ensure timely payment to suppliers in the event of default by the Company. The maximum potential liability under the guarantees is $1,228,954 as of June 30, 2026.

Amounts due from Raja Ismail Bin Raja Mohamed

The amounts due from Raja Ismail Bin Raja Mohamed (“Raja Ismail”), a director of Tumpuan Megah who is not a principal shareholder of the Company, consist of legal fees and related costs incurred by Tumpuan Megah in connection with the legal proceedings described in Note 17, which are reimbursable by Raja Ismail. Raja Ismail has provided a personal guarantee dated April 30, 2020 to Straits, the controlling shareholder of the Company, which was supplemented by a further personal guarantee dated June 10, 2026 (collectively, the “Guarantee Agreements”). Under the Guarantee Agreements, Raja Ismail has unconditionally and irrevocably undertaken, upon written demand by Straits, to pay Straits, or such subsidiary as Straits may direct, all amounts payable by Tumpuan Megah in connection with the arbitration and related legal proceedings described in Note 17, including award or judgment sums, settlement amounts, interest, costs and expenses. The Guarantee Agreements also require Raja Ismail, upon demand by Straits, to indemnify both Straits and Tumpuan Megah against all losses, damages and expenses arising from those proceedings. Straits has agreed to release to Tumpuan Megah the amounts it receives under the Guarantee Agreements.

As of June 30, 2026 and 2025, the amounts due from Raja Ismail were $2,452,925 and $1,927,246, respectively, representing reimbursable legal fees and related costs. The Guarantee Agreements contain continuing guarantee provisions that remain effective until the guaranteed obligations and other amounts payable under the agreements have been fully settled. In assessing the recoverability of the amounts due, the Company considered the contractual coverage of the underlying legal fees and related costs, the indemnification and continuing guarantee provisions, and other relevant evidence concerning enforceability and Raja Ismail’s ability to pay. Based on the assessment, the Company concluded that recovery of the recognized amounts was probable.

The Company recognizes the legal fees as an expense, with a corresponding liability, upon receipt of the invoice. At the same time, the Company recognizes a receivable from Raja Ismail for reimbursable legal fees and related costs under the terms of the Guarantee Agreements, which offsets the expense.

The sales revenues and purchases for related parties consist of the following:

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Related party sales revenues	$189,661	$154,866	$177,534	$290,377
Related party purchases	(333,618)	(81,654)	(947,060)	(1,123,356)
Total, net	$(143,957)	$73,212	$(769,526)	$(832,979)

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 10 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	As of June 30,
	2026	2025
Accounts payable	$29,734,681	$5,256,165
Accrued expenses	2,419,776	1,801,222
Total accounts payable and accrued expenses	$32,154,457	$7,057,387

As of June 30, 2026, the significant increase in accounts payable was primarily attributable to the Company’s management of the timing of payments to preserve liquidity. As of the date of issuance of these consolidated financial statements, $3,802,931 of the accounts payable outstanding as of June 30, 2026 had been settled.

Note 11 – Other payables

Other payables consist of the following:

	As of June 30,
	2026	2025
Deferred interest income	$-	$11,354
Professional fee	326,447	330,465
Insurance services	259,283	78,880
Secretary services	9,414	110
Vessel related expenses	461,700	155,542
Others	1,327,090	826,093
Total other payables	$2,383,934	$1,402,444

Others mainly comprise amounts payable for operating supplies, utilities, transportation and forwarding, shipping agency and other administrative and support services.

Note 12 – Loans and borrowings

Short-term borrowings consist of the following:

	As of June 30,
	2026	2025
Trade Financing Facilities	$86,074,981	$91,806,603

Line of Credit

Trade financing facilities are lines of credit that bear interest at rates ranging from 5.50% to 7.50% (2025: 5.75% to 7.75%) per annum, with repayment terms of up to 90 days (2025: 90 days) from the utilization date, and are secured by the following:

(i)	Registered legal charge by way of debenture over all the present and future assets, rights, interests and undertakings of Tumpuan Megah and SMF, both subsidiaries of the Company;
(ii)	Corporate guarantees by Straits, the majority shareholder of the Company, and by SMF and the Company;
(iii)	Personal guarantee by Dato’ Sri Kam Choy Ho, a director of the Company;
(iv)	Pledged deposit with Bank Islam Malaysia Berhad, representing an upfront Term Deposit-i Tawarruq placed by Straits as security for Islamic financing facilities; and
(v)	Subordination of advances from directors and shareholders of Tumpuan Megah.

Long-term borrowings consist of the following:

	As of June 30,
	2026	2025
Vendor installment loans	$200,000	$380,000
Bank term loan	508,642	554,173
Total	708,642	934,173
Less: current portion of loans payable	(240,141)	(409,025)
Long-term debt payable	$468,501	$525,148

Maturities of long-term borrowings, excluding finance leases, are as follows:

For the year ending June 30,
2027	$240,141
2028	41,410
2029	42,360
2030	43,332
2031	44,326
Thereafter	297,073
Total	$708,642

Vendor Installment Loans

The Company has entered into installment loans for the purchase of vessels, which are used primarily for its bunkering operations. These loans are secured by the vessels acquired and have fixed repayment schedules over the life of the loan, with periodic payments consisting of both principal and interest components.

As of June 30, 2026, the aggregate outstanding balance of installment loans for the purchase of vessels amounted to $200,000, which is repayable within one year. No interest is charged on the outstanding balance as of June 30, 2026 (2025: nil). The Company is in compliance with all covenants and requirements stipulated in the loan agreements. The vessels acquired through these loans are recorded as assets on the Company’s balance sheet and are depreciated over their useful lives.

Interest expenses related to these installment loans are recognized over the life of the loans using the effective interest method.

Bank Term Loan

On June 24, 2022, the Company entered into a facility agreement for a term loan of up to SGD824,000 (equivalent to $637,722) to partially finance the acquisition of leasehold property. Interest is charged at 1.20% per annum over the 3-month Compounded Singapore Overnight Rate Average (“SORA”) for the first two years from the date of first disbursement, and at 2.00% per annum over the 3-month Compounded SORA from the third year onwards. The loan is secured by way of a legal mortgage over the property and guarantees provided by SMS 1.

As of June 30, 2026 and 2025, the Company was in compliance with the applicable affirmative, negative and financial covenants contained in its short-term and long-term borrowings. The weighted average annual interest rates of the bank loans for the year ended June 30, 2026, the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023 were 6.14%, 6.04%, 5.70% and 7.98%, respectively. Total interest expense on loans and borrowings was $5,325,104, $2,801,234, $4,594,956 and $2,200,755 for the year ended June 30, 2026, the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023, respectively.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 13 – Leases

Classification related to operating and finance leases on the consolidated balance sheet consists of the following:

	As of June 30,
	2026	2025
Lease assets and liabilities
Operating lease assets, net	$13,960	$37,981
Finance lease assets, net	$62,414	$15,432

Operating lease liabilities-current	$14,854	$24,437
Operating lease liabilities-non-current	-	14,301
Operating lease liabilities-total	$14,854	$38,738

Finance lease liabilities-current	$15,527	$11,979
Finance lease liabilities-non-current	55,448	53,658
Finance lease liabilities-total	$70,975	$65,637

Components of lease cost, weighted average remaining lease terms and discount rates of operating and finance leases consist of the following:

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Lease expenses
Operating lease expenses - SG&A portion	$27,835	$13,225	$21,874	$23,089
Finance lease expenses
Depreciation expense of leased assets	26,896	26,351	50,426	17,625
Interest expense of finance lease	$3,172	$1,564	$3,420	$2,306

Other Information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows - operating leases	$27,727	$12,683	$22,959	$23,039
Operating cash flows - finance leases	3,172	1,564	3,420	2,306
Financing cash flows - finance leases	$13,355	$5,561	$10,216	$41,328

Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$-	$31,350	$15,359	$-
Finance lease ROU assets obtained in exchange for finance lease liabilities	$16,138	$-	$-	$100,771

Weighted average remaining lease term (in years)
Operating leases	0.51	1.51	1.01	1.00
Finance leases	4.44	4.91	5.41	3.25

Average discount rate
Operating leases	8.72%	8.72%	7.74%	5.77%
Finance leases	4.59%	4.67%	4.67%	4.63%

Future minimum payments under operating and finance leases consist of the following:

	Operating Leases	Finance Leases
Future minimum lease payments
Year ended June 30, 2027	$15,264	$18,414
Year ended June 30, 2028	-	18,414
Year ended June 30, 2029	-	18,414
Year ended June 30, 2030	-	17,986
Year ended June 30, 2031	-	3,085
Thereafter	-	1,788
Total	$15,264	$78,101
Less: Interest	(410)	(7,126)
Present value of lease liabilities	$14,854	$70,975

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 14 – Equity

The Company was incorporated in the Cayman Islands on October 17, 2023. Prior to the Company’s initial public offering (“IPO”), the Company completed certain share allotments and recapitalization transactions. The effects of these transactions had already been reflected retrospectively in the Company’s previously issued financial statements. Following the share redesignation and reclassification effected on October 20, 2026, all historical Class A and Class B ordinary shares amounts and per-share information, including amounts arising from the pre-IPO recapitalization and share allotment transactions, have been retrospectively adjusted to reflect the share redesignation and reclassification, where applicable.

On April 22, 2025, the Company consummated its initial public offering on NYSE American, under the ticker symbol “TMDE”. Under this offering, 3,100,000 Class A ordinary shares were issued at a price of $3.25 per share. In addition, the Company granted a 45-day option to the underwriter to purchase up to an additional 465,000 Class A ordinary shares at the public offering price to cover over-allotment, if any. On April 22, 2025, the underwriter exercised the over-allotment option in full to purchase an additional 465,000 Class A ordinary shares. The initial public offering closed on April 22, 2025 and the exercise of the over-allotment option closed on April 24, 2025, and the Company received gross proceeds of $11,586,250 from the offering before deducting underwriting discounts and offering expenses.

On April 22, 2025, upon the completion of the Company’s IPO, IPO costs capitalized as of December 31, 2024 of $1,839,846, together with other IPO costs incurred during the six months ended June 30, 2025, totaling $3,488,971, were charged to shareholders’ equity under additional paid-in capital.

On October 7, 2026, the Company held an annual general meeting of shareholders, at which the shareholders approved the redesignation and reclassification of the Company’s authorized share capital into Class A ordinary shares and Class B ordinary shares. Following the approval, 10,000,000 issued ordinary shares held by Straits were redesignated and reclassified as Class B ordinary shares on a one-for-one basis, while the remaining 13,565,000 issued ordinary shares were redesignated and reclassified as Class A ordinary shares on a one-for-one basis. The share redesignation and reclassification became effective on October 20, 2026. Accordingly, the authorized share capital of the Company was redesignated and reclassified from $50,000 divided into 500,000,000 shares of par value $0.0001 each to $50,000 divided into 400,000,000 Class A ordinary shares of par value $0.0001 each and 100,000,000 Class B ordinary shares of par value $0.0001 each. Unless indicated or the context otherwise requires, all share numbers and per share data in these consolidated financial statements have been retroactively presented to reflect the effect of the share redesignation and reclassification, as if the transaction had occurred at the beginning of the earliest period presented.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share entitles the holder to one vote on all matters subject to vote at the Company’s general meetings. Each Class B ordinary share entitles the holder to twenty votes on all matters subject to vote at the Company’s general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time and without the payment of any additional sum. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of the date of issuance of these consolidated financial statements, 13,565,000 Class A ordinary shares of par value $0.0001 each and 10,000,000 Class B ordinary shares of par value $0.0001 each were issued and outstanding.

Reversal of additional paid-in capital (“APIC”) via decrease in related party receivables

On June 30, 2024, the Company reversed $5,311,880 of APIC. This amount represented cash contributions from Straits intended for the acquisition of shares in Tumpuan Megah, which had been classified as APIC within Tumpuan Megah’s equity. However, the shares were never issued. As part of the restructuring exercise for the IPO, Straits formally terminated the share acquisition agreement, and this amount was reclassified as a liability to Straits within amounts due to related parties.

Acquisition of non-controlling interest

On May 31, 2024, the Company’s subsidiary, SMF, acquired 4,500,000 ordinary shares in Tumpuan Megah, representing the 30% non-controlling interest in Tumpuan Megah, held equally by Dato’ Mohd Suhaimi bin Hashim and Yong Sing Goo. The purchase consideration amounting to RM9,720,989 (equivalent to $2,085,557) was settled by the issuance of 3,474,934 Class A ordinary shares of TMDEL.

On May 31, 2024, SMF acquired 49,000 ordinary shares in SMS 1, representing the 49% non-controlling interest in SMS 1, from Platinum Gate Capital Pte Ltd. The purchase consideration amounting to RM3,324,902 (equivalent to $713,330) was settled by the issuance of 1,188,543 Class A ordinary shares of TMDEL.

These acquisitions are accounted for as transactions with non-controlling interests in accordance with ASC 810 (Consolidation). The impact on the Company’s equity and any adjustments to the non-controlling interests are reflected in the consolidated statements of changes in shareholders’ equity, and the foreign currency translation adjustments associated with these acquisitions are recorded as part of Accumulated Other Comprehensive Income in accordance with ASC 830 (Foreign Currency Matters).

Note 15 – Disaggregated revenue and geographic information

Disaggregated revenue by service line is as follows:

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Revenue by service lines recognized at a point in time:
Sales of cargo oil, used cooking oil and fresh water, and bunkering facilitation	$543,810,530	$275,440,318	$688,210,369	$631,607,903
Ship management services	1,064,652	899,802	397,173	278,276
	544,875,182	276,340,120	688,607,542	631,886,179

Revenue by service lines recognized over time:
Vessel chartering services	160,000	-	-	1,193,594

Total revenue	$545,035,182	$276,340,120	$688,607,542	$633,079,773

Geographic revenue information is presented based on the location of the delivery or provision of services, as applicable, as follows:

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Revenue by geographic area:
Brunei	$281,349	$-	$-	$-
Hong Kong	2,308,751	30,697,646	53,718,192	-
India	1,370	-	-	-
Indonesia	-	-	-	6,356
Malaysia	542,160,955	245,507,942	634,482,899	633,022,743
Singapore	220,133	41,538	405,544	50,674
Vietnam	62,624	92,994	907	-
Total revenue	$545,035,182	$276,340,120	$688,607,542	$633,079,773

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 16 – Income Taxes

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

Payments of dividends and capital in respect of the Company’s ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Company’s ordinary shares, as the case may be, nor will gains derived from the disposal of the Company’s ordinary shares be subject to Cayman Islands income or corporation tax.

Malaysia

Malaysia Income Tax is calculated at 24% of the estimated assessable profits for the relevant year. Net operating losses can be carried forward for up to ten consecutive years of assessment starting from the year subsequent to the year in which the loss was incurred.

For Labuan trading activities, chargeable profits are subject to tax under the Labuan Business Activity Tax Act 1990 (“LBATA”) at 3% of audited net profits.

Singapore

Singapore Income Tax is calculated at 17% of chargeable income for the relevant year. Net operating losses can be carried forward indefinitely to offset against future taxable income.

The total income tax (benefit) expense included in the consolidated statements of operations and comprehensive (loss) income as determined in accordance with ASC 740 by jurisdiction is as follows:

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Labuan	$9,740	$1,022	$26,190	$25,263
Malaysia	(370,793)	(1,039,138)	1,280,329	684,759
Singapore	43,036	50,082	121,780	64,217
Total income tax (benefit) expense	$(318,017)	$(988,034)	$1,428,299	$774,239

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate is as follows:

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Income tax expense at Labuan statutory rate	$-	$8,411	$26,247	$25,375
Income tax expense at Malaysia statutory rate	(3,261,415)	283,787	613,388	710,438
Income tax expense at Singapore statutory rate	102,391	69,507	110,461	91,240
Increases (decreases) due to:
Other adjustments(1)	1,032,309	(303,211)	743,918	(177,593)
Other deferred tax adjustments(2)	2,325,424	(45,490)	(9,092)	13,072
Other exemption, rebate and credit	(27,142)	-	(26,038)	(56,397)
(Over) Under provision in prior years(3)	(489,584)	(1,001,038)	(30,585)	168,104
Income tax expense (benefit), net	$(318,017)	$(988,034)	$1,428,299	$774,239

(1)	Other adjustments mainly represent income not subject to tax and expenses not deductible for tax purposes. The nontaxable or nondeductible items primarily comprise adjustments relating to chartering fees paid to companies incorporated in Labuan, professional fees, expected credit loss and foreign exchange differences incurred by Tumpuan Megah. Chartering fees paid to Labuan companies and certain professional fees are subject to statutory limitations or restrictions on tax deductibility, and the portion not deductible for income tax purposes is included in the reconciliation as a nondeductible item. Expected credit loss and foreign exchange differences include amounts that are not subject to tax or deductible for income tax purposes, as applicable.
(2)	For the year ended June 30, 2026, it primarily represented the effects of unutilized tax losses and unabsorbed capital allowances arising during the year, for which deferred tax assets were fully offset by a valuation allowance, as it is not more likely than not that the related tax benefits will be realized.
(3)	With the change of accounting year end from December 31 to June 30, the reporting period of Tumpuan Megah covered 18 months from January 1, 2024 to June 30, 2025. As Tumpuan Megah incurred a net loss for the six months ended June 30, 2025, the tax loss incurred during the six-month period reduced the overall assessable profits for the full 18-month reporting period. As a result, the income tax provision previously recognized for the year ended December 31, 2024 was overstated by $1,001,038 and was adjusted during the six months ended June 30, 2025.

	For the Year Ended	For the Six Months Ended	For the Years Ended
	June 30, 2026	June 30, 2025	December 31, 2024	December 31, 2023
Income tax expense at Labuan statutory rate	-	(0.2)%	0.8%	0.7%
Income tax expense at Malaysia statutory rate	16.8%	(5.2)%	17.6%	19.0%
Income tax expense at Singapore statutory rate	(0.5)%	(1.2)%	3.2%	2.4%
Increases (decreases) due to:
Other adjustments	(5.3)%	5.5%	21.4%	(4.8)%
Other deferred tax adjustments	(12.0)%	0.8%	(0.3)%	0.4%
Other exemption, rebate and credit	0.1%	-	(0.7)%	(1.5)%
(Over) Under provision in prior years	2.5%	18.2%	(0.9)%	4.5%
Income tax expense (benefit), net	1.6%	17.9%	41.1%	20.7%

Deferred tax

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities, measured at the applicable tax rates.

	As of June 30,
	2026	2025
Allowance for expected credit losses	$319,380	$376,883
Depreciation and amortization	(8,554)	13,832
Unrealized foreign currency transaction gains	(336,021)	(323,498)
Total deferred tax (liabilities) assets, net	$(25,195)	$67,217

Movement of the Company’s deferred tax (liabilities) assets, net, is as follows:

	As of June 30,
	2026	2025
Balance at July 1, 2025 and January 1, 2025	$67,217	$-
(Decrease) increase recognized in the income statement	(94,517)	64,914
Foreign exchange difference	2,105	2,303
Balance at June 30, 2026 and June 30, 2025	$(25,195)	$67,217

Note 17 – Commitments and contingencies

Contingencies

Legal proceedings between ING Bank N.V., O.W. Bunker Far East (Singapore) Pte Ltd, and Tumpuan Megah Development Sdn Bhd.

The Company’s subsidiary, Tumpuan Megah, is involved in a legal proceeding consisting of disputes over financing agreements, gas oil supply contracts, and an enforcement attempt of an English judgment against Tumpuan Megah for $937,353, along with interest and costs. The proceedings include applications, appeals, and hearings in Malaysian courts. On August 13, 2025, the Federal Court of Malaysia allowed the appeal filed by ING Bank N.V. and O.W. Bunker Far East (Singapore) Pte Ltd (collectively, the “Appellants”) against the Court of Appeal’s decision to order a trial of issues in connection with an application to set aside the High Court judgment dated March 22, 2021. That judgment registered a decision of the English High Court enforcing an arbitral award obtained by the Appellants against Tumpuan Megah. Accordingly, RM130,000 (equivalent to $31,953) was awarded to the Appellants. Consequently, Tumpuan Megah’s application to set aside the judgment will now resume in the High Court. The hearing date previously fixed for December 8, 2026 has been vacated by the High Court and a new hearing date has been fixed for March 15, 2027.

Raja Ismail provided a personal guarantee dated April 30, 2020, supplemented by a further personal guarantee dated June 10, 2026 (collectively, the “Guarantee Agreements”). Under the Guarantee Agreements, Raja Ismail has unconditionally and irrevocably undertaken, upon written demand by Straits, to pay Straits, or such subsidiary as Straits may direct, all amounts payable by Tumpuan Megah in connection with the arbitration involving the Appellants and related legal proceedings, including award or judgment sums, settlement amounts, interest, costs and expenses. He has also undertaken, upon demand by Straits, to indemnify both Straits and Tumpuan Megah against all losses, damages and expenses arising from those proceedings and to pay reasonable attorney’s fees and legal expenses incurred by Straits in securing payment from him. Straits has agreed to release to Tumpuan Megah the amounts it receives under the Guarantee Agreements.

Management does not expect the Company to incur a material loss in connection with these proceedings, as the guaranteed obligations are fully indemnified by Raja Ismail under the binding personal guarantee agreements (the Guarantee Agreements referred to in Note 9) and there is no additional exposure to the Company as all costs and the potential liability have been indemnified under the Guarantee Agreements.

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

As a result of the Guarantee Agreements, where all potential liabilities are indemnified, no provisions have been made in the financial statements for these potential liabilities, nor has any loss contingency been recognized under ASC 450-20. The reimbursable legal fees are recorded within “Due from related parties” (see Note 9).

Tumpuan Megah is also involved in an ongoing dispute with GAC Bunker Fuel FZCO (“GAC”) concerning alleged quality and quantity issues relating to bunker fuel supplied by Tumpuan Megah to GAC, which allegations Tumpuan Megah denies in their entirety. GAC has commenced arbitration proceedings against Tumpuan Megah before the Singapore International Arbitration Centre pursuant to the dispute resolution clause in Tumpuan Megah’s standard terms and conditions, with an estimated claim amount in excess of US$1,327,500.

As of June 30, 2026, the arbitration proceedings remained at a very preliminary stage. In the event of an unfavorable outcome, Tumpuan Megah may be required to pay damages awarded by the tribunal, including GAC’s legal costs. Given the preliminary stage of the matter and the uncertainties involved, the ultimate potential loss, if any, cannot be reasonably estimated at this time. Accordingly, no provision has been recognized in the consolidated financial statements as of June 30, 2026.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 18 – Concentration, risks, and uncertainties

a)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities.

The Company is exposed to credit risks associated with deposits held in financial institutions. Deposits in financial institutions in excess of the insurance limits set by local authorities may be at risk in the event of a financial institution’s default. The Company regularly assesses and monitors credit risks associated with its deposit accounts and takes appropriate measures to mitigate potential losses.

The Company evaluates customer creditworthiness and maintains an allowance for expected credit losses. While the Company believes its allowance adequately covers estimated credit risks, certain long-outstanding receivables present heightened collection risks that may exceed the current allowance. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowance is limited. However, prolonged delinquencies could result in additional allowances or write-offs in future periods.

b)	Foreign currency exchange rate risk

The functional currencies of the Company’s subsidiaries include RM and SGD. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, accounts receivable and accounts payable. Any significant fluctuation of the functional currencies against the U.S. dollar may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position.

c)	Liquidity risk

The Company is exposed to liquidity risk, which is the risk that it may encounter difficulties in meeting its financial obligations as they become due. The Company manages this risk by maintaining adequate levels of cash and cash equivalents, monitoring cash flows, and maintaining access to financing sources.

As of June 30, 2026, the Company had a working capital deficit of $26,530,542 and, for the year then ended, incurred a net loss of $19,140,172. Despite this, the Company believes that it can meet all its financial obligations as they become due in the foreseeable future. This conclusion is based on a detailed assessment of the Company’s financial position, forecast, and plans up to the date of approval of these financial statements.

Key considerations in this assessment include:

●	The Company maintained cash and cash equivalents of $3,990,771 as of June 30, 2026.
●	The Company’s payment history and long-standing relationships suggest that trade facilities amounting to approximately $86,074,981 and supplier purchasing limits of $15,055,548 will remain available for the next 12 months.
●	As of June 30, 2026, the Company had balances of available trade facilities amounting to $5,755,137 to support its operational needs.
●	Repayment arrangements entered into by Tumpuan Megah with certain major trade receivable counterparties, under which outstanding balances totaling $20,358,225 are scheduled to be repaid in monthly installments over 60-month periods, commencing between November 2026 and February 2027 and ending between October 2030 and January 2032. In assessing liquidity, management considered the installments expected to be collected during the 12-month period following the issuance date, together with subsequent collections and other information relevant to the counterparties’ ability to make the scheduled payments.

Prior to the consummation of the initial public offering on April 22, 2025, the Company’s principal sources of liquidity to finance its operating activities were working capital, trade financing from financial institutions, supplier credit financing and cash generated from operations.

On April 22, 2025, the Company consummated its initial public offering on the NYSE American. In this offering, 3,100,000 Class A ordinary shares were issued at a price of $3.25 per share. In addition, the Company entered into an underwriting agreement with the underwriter on April 21, 2025, which granted the underwriter a 45-day option to purchase up to an additional 465,000 Class A ordinary shares at the public offering price of $3.25 per share to cover any over-allotment. Subsequently, on April 22, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 465,000 Class A ordinary shares at the public offering price of $3.25 per share. The initial public offering closed on April 22, 2025 and the exercise of the over-allotment option closed on April 24, 2025, with gross proceeds totaling $11,586,250, before deducting underwriting discounts and offering expenses.

The Company believes that its existing cash resources, anticipated cash flows from operations, available trade facilities and supplier purchasing limits, together with contractual collections expected under the repayment arrangements described above, will be sufficient to meet and fund its anticipated operating working capital and capital expenditure requirements for at least the next 12 months from the date of issuance of these consolidated financial statements. This assessment does not depend on the completion of any planned financing.

If the Company experiences an adverse operating environment or incurs unanticipated capital expenditure requirements, or if the Company determines to accelerate its growth, then additional financing may be required. No assurance can be given, however, that such financing would be available at all or on favorable terms. Additional financing may include the use of debt, credit facilities from financial institutions, or the sale of equity or instruments convertible into equity securities, whether by the Company or its ultimate holding company. Any issuance of additional equity could result in immediate and possibly significant dilution to its existing shareholders, while incurrence of debt would increase fixed obligations and could result in operating covenants that could restrict its operations.

TMD Energy Limited

Notes to Consolidated Financial Statements

For the Year Ended June 30, 2026, the Six Months Ended June 30, 2025 and

the Years Ended December 31, 2024 and 2023

Note 18 – Concentration, risks, and uncertainties (Continued)

d)	Environment risk

The Company is subject to numerous local and international environmental laws and regulations as its operations involve the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal which subsequently could result in substantial claims, fines or penalties that could have a material adverse effect on the Company’s business and operating results. To mitigate any possible environmental and financial impact, the Company implements stringent standard operating procedures and policies throughout its bunkering and vessel operations.

e)	Concentration risk

Customers

For the year ended June 30, 2026, Customer A, Customer B, Customer C and Customer D accounted for 92.83%, 0.70%, 0.28% and nil of the Company’s revenues, respectively. As of June 30, 2026, these customers accounted for 43%, 28%, 15% and 13% of the Company’s accounts receivable, respectively.

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

For the year ended December 31, 2023, Customer A and Customer B accounted for 92.66% and 1.66% of the Company’s revenues, respectively. As of December 31, 2023, these customers accounted for 44% and 36% of the Company’s accounts receivable, respectively.

Suppliers

For the year ended June 30, 2026, Supplier A, Supplier B and Supplier C accounted for 61.40%, 13.76% and 3.85% of the Company’s total cost of revenues, respectively. As of June 30, 2026, these suppliers accounted for 58%, 17% and 15% of the Company’s accounts payable, respectively.

For the six months ended June 30, 2025, Supplier A, Supplier D and Supplier B accounted for 71.81%, 2.71% and 1.37% of the Company’s total cost of revenues, respectively. As of June 30, 2025, these suppliers accounted for 33%, 38% and 26% of the Company’s accounts payable, respectively.

For the year ended December 31, 2024, Supplier A, Supplier E and Supplier D accounted for 79.59%, 2.56% and 1.19% of the Company’s total cost of revenues, respectively. As of December 31, 2024, these suppliers accounted for 39%, 38% and 19% of the Company’s accounts payable, respectively.

For the year ended December 31, 2023, Supplier A and Supplier E accounted for 46.01% and 36.26% of the Company’s total cost of revenues, respectively. As of December 31, 2023, these suppliers accounted for nil and 95% of the Company’s accounts payable, respectively.

Note 19 – Subsequent events

In September and October 2026, Tumpuan Megah entered into repayment arrangements with certain major customers in respect of outstanding trade receivable balances totaling $20,358,225. Pursuant to the arrangements, the outstanding balances are scheduled to be repaid in monthly installments over 60-month periods, commencing between November 2026 and February 2027 and ending between October 2030 and January 2032.

The Company evaluates all events and transactions that occur after June 30, 2026 up through the date the Company issues the consolidated financial statements. Other than the events disclosed elsewhere in these consolidated financial statements, there were no other subsequent events that would require recognition or disclosure in the Company’s consolidated financial statements.

